Form 20-F
period 2000-09-30
GT GROUP TELECOM INC
filed 2001-02-20
CIK 1058283

   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 20, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                       or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                            FOR THE FISCAL YEAR ENDED
                               SEPTEMBER 30, 2000

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         COMMISSION FILE NUMBER 0-30594

                              GT GROUP TELECOM INC.
           (Exact Name of the Registrant as Specified in its Charter)

                                     CANADA
                 (Jurisdiction of Incorporation or Organization)

           20 BAY STREET, 7TH FLOOR, TORONTO, ONTARIO, CANADA M5J 2N8
                    (Address of Principal Executive Offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act:
           Title                       Name of Each Exchange on Which Registered
           -----                       -----------------------------------------
  CLASS B NON-VOTING SHARES                        NASDAQ NATIONAL MARKET

       Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      NONE

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                           13 1/4% SENIOR DISCOUNT NOTES DUE 2010
                           WARRANTS TO PURCHASE CLASS B NON-VOTING SHARES

       Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.:

           41,105,767 CLASS B NON-VOTING SHARES AT SEPTEMBER 30, 2000

       Indicate by check mark whether the Company: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  YES X    NO ____


       Indicate by check mark which financial statement item the Company has elected to follow.

                                Item 17 _____  Item 18 X

   Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities
 Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                 NOT APPLICABLE

As used in this Annual Report on Form 20-F, unless the context otherwise indicates, the term "we", "us", "our" and similar terms, as well as references to "GT", "Group Telecom" or the "Company" means GT Group Telecom Inc.


                                 EXCHANGE RATES

UNLESS OTHERWISE INDICATED, ALL MONETARY REFERENCES HEREIN ARE DENOMINATED IN CANADIAN DOLLARS. REFERENCES TO "$" OR "DOLLARS" ARE TO CANADIAN DOLLARS AND REFERENCES TO "US$" OR "U.S. DOLLARS" ARE TO UNITED STATES DOLLARS. AS OF SEPTEMBER 30, 2000, THE BUYING RATE FOR TRANSFERS IN CANADIAN DOLLARS AS QUOTED BY REUTERS WAS $0.6649 EQUALS US$1.00. (SEE ITEM 3 FOR FURTHER EXCHANGE RATE INFORMATION TO U.S. CURRENCY.)

                 STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this Annual Report under Item 3: Key Information, Item 4:
Information on the Company and Item 5: Operating and Financial Review and Prospects and elsewhere in this Annual Report are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. You can generally identify forward looking statements by terminology such as "may," "will," "should," "expects," "plans," "intends," "anticipates," "believes," "estimates," "projects," "predicts," "potential," or "continue," or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under Item 3: Key Information, that may cause our or our industry's actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward looking-statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, we do not assume and no other person assumes responsibility for the accuracy and completeness of these statements. We do not promise to update forward-looking information to reflect actual results or changes in assumptions.

                              GT GROUP TELECOM INC.

PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

         Not applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable

ITEM 3:  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

    The following table sets forth selected financial and operating information for Group Telecom for the periods indicated. You should read this selected consolidated financial and operating information in conjunction with Item 5:
Operating and Financial Review and Prospects and Financial Statements in Item
18. Our financial statements are presented in Canadian dollars and are prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The principal differences are summarized in note 19 to our audited financial statements.



                                                             TWELVE MONTHS ENDED SEPTEMBER 30,
                                      -------------------------------------------------------------------------------
                                        1996(1)           1997             1998             1999             2000
                                      -----------      -----------      -----------      -----------      -----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS:
Canadian GAAP
Revenue .........................     $        29      $     2,051      $     1,823      $     2,705      $    73,251
Cost of services ................              28            1,437            1,131            1,808           51,336
                                      -----------      -----------      -----------      -----------      -----------
Gross profit ....................               1              614              692              897           21,915
Selling, general and
administrative expenses..........             243              989            3,038           10,218          100,959
                                      -----------      -----------      -----------      -----------      -----------
                                             (242)            (375)          (2,346)          (9,321)         (79,044)
Amortization ....................               9               55              255              853           43,055
                                      -----------      -----------      -----------      -----------      -----------
Operating loss ..................            (251)            (430)          (2,601)         (10,174)         122,099
Interest and finance items
(income).........................              --             --               (162)            (372)          54,354
Tax expense (recovery) ..........              (5)            --               --                165          (38,467)
                                      -----------      -----------      -----------      -----------      -----------
Loss for the period .............     $      (246)     $      (430)      $   (2,439)     $    (9,967)     $  (137,986)
                                      ===========      ===========      ===========      ===========      ===========
Loss per share(2) ...............           (0.05)           (0.05)           (0.26)           (0.56)           (1.83)
U.S. GAAP
Loss for the period .............     $      (269)     $      (426)     $    (3,582)     $   (10,336)     $  (140,648)
                                      ===========      ===========      ===========      ===========      ===========
Comprehensive loss for the period     $      (269)     $      (426)     $    (3,582)     $   (10,336)     $  (116,722)
                                      ===========      ===========      ===========      ===========      ===========
Loss per share(2) ...............           (0.05)           (0.05)           (0.38)           (0.58)           (1.86)
Weighted average number of common
shares outstanding ..............           4,920            8,024            9,542           17,859           75,442
BALANCE SHEET:
Canadian GAAP
Cash and cash equivalents .......     $         5      $        61      $     2,476      $    59,851      $   444,050
Working capital (deficit) .......            (166)            (224)          (4,199)          47,870          384,090
Property, plant and equipment,
net(3)...........................              64              481           10,555           73,817          954,917
Prepayment on property, plant and
equipment .......................              --               --               --               --          203,703
Goodwill and other assets(4) ....              85               75              207            1,292          227,033
Total assets ....................             171            1,022           14,368          139,814        1,929,268
Long-term debt ..................             --               --               776           47,557          948,928
Shareholders' equity (deficiency)             (17)             331            5,787           73,928          862,798
U.S. GAAP
Shareholders' equity (deficiency)     $       (41)     $       316      $     5,685      $    73,513      $   912,731
CASH PROVIDED BY (USED IN):(5)
Operating activities ............     $      (127)     $      (251)     $    (1,360)     $    (9,033)     $   (49,181)
Financing activities ............             233              769            7,686           75,947        1,145,607
Investing activities ............            (101)            (462)          (3,911)          (9,539)        (712,227)
OTHER:
EBITDA(6) .......................     $      (242)     $      (375)     $    (2,288)     $    (8,402)     $   (56,836)

                                                        AT             AT             AT
                                                   SEPTEMBER 30,   SEPTEMBER 30,  SEPTEMBER 30,
                                                       1998           1999           2000
                                                   -------------   -------------  ------------
OPERATING DATA:
Route kilometers ...........................              5               46          9,545(7)
Fiber kilometers ...........................          2,030           16,595        190,583(8)
Number of Lucent and Nortel class 5 switches              1                1              5
Number of buildings connected ..............              8               40          1,569
Number of employees ........................             51              168            987


(1) Data is for the period from our incorporation on April 12, 1996 to September 30, 1996.

(2) The effect of the exercise of options and warrants is not dilutive. Accordingly, fully diluted earnings per share is not presented.

(3)  Property, plant and equipment at cost is as follows:

                                                                         SEPTEMBER 30,
                                                ------------------------------------------------------------
                                                  1996         1997         1998         1999         2000
                                                --------     --------     --------     --------     --------
                                                                   (IN THOUSANDS)
     Property, plant and equipment, at cost     $     69     $    517     $ 10,805     $ 74,895     $986,416

(4)  Goodwill and other assets includes goodwill and other long-term assets.

(5) Cash flow information represents cash provided by (used in) operating, financing and investing activities are identical under Canadian and U.S. GAAP.

(6) EBITDA is calculated in accordance with Canadian GAAP and consists of earnings (loss) before interest expense, income taxes, depreciation and amortization and financing expenses and includes interest income. EBITDA is a financial metric used by substantially all investors to compare companies in the telecommunications industry on the basis of operating results, asset value and the ability to incur and service debt. It is not intended to represent cash flow or results of operations in accordance with Canadian GAAP. EBITDA may not be comparable to similarly titled amounts reported by other companies. Under U.S. GAAP, EBITDA for the period from April 12, 1996, our date of incorporation, to September 30, 1996, the years ended September 30, 1997, 1998, 1999 and 2000 was $(265,000), $(371,000),
     $(3,431,000), $(8,769,000) and $(68,281,000), respectively.

(7) Equivalent to approximately 5,930 route miles. Route miles equal the number of miles of the telecommunications paths in which we own or lease installed fiber-optic cable.

(8) Equivalent to approximately 118,422 fiber miles. Fiber miles equal the number of route miles installed along a telecommunications path multiplied by the number of fibers along the path.

EXCHANGE RATES

    The following table sets forth, for the periods and rates indicated, information concerning exchange rates for Canadian dollars expressed in United States dollars, based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. On February 15, 2001, the inverse of the noon buying rate was Cdn$1.00 = US$0.6547.

                               TWELVE MONTHS ENDED SEPTEMBER 30,
                      --------------------------------------------------
                       1996       1997       1998       1999       2000
                       ----       ----       ----       ----       ----
AVERAGE               0.7327     0.7286     0.6845     0.6663     0.6791


                                            MONTH ENDED
                ------------------------------------------------------------------------
                AUGUST,     SEPTEMBER,   OCTOBER,     NOVEMBER,    DECEMBER,    JANUARY,
                 2000         2000         2000         2000         2000         2001
                 ----         ----         ----         ----         ----         ----
HIGH            0.6715       0.6636       0.6531       0.6410       0.6469       0.6595
LOW             0.6793       0.6783       0.6687       0.6552       0.6669       0.6692


    The average noon buying rate is derived by taking the average of the noon buying rate on the last business day of each month during the relevant period.

DIVIDEND POLICY

    We have not paid any dividends on our class B non-voting shares and do not intend to pay any dividends on our class B non-voting shares in the foreseeable future. We currently intend to retain future earnings, if any, to finance the future growth of our business. In addition, our ability to pay cash dividends is currently restricted under the terms of financing agreements related to our long term debt. Future dividends, if any, will be determined by our board of directors.

B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable

D.       RISK FACTORS

    THE COSTS OF DEPLOYING OUR NETWORK AND EXPANDING OUR BUSINESS MAY EXCEED THE CAPITAL AVAILABLE TO US. IF THIS HAPPENS, WE MAY HAVE TO DELAY OR ABANDON OUR BUSINESS PLAN.

    We used substantial capital to fund our acquisitions of the businesses of Shaw FiberLink and Videon FiberLink, our acquisition of the Cable Atlantic competitive local exchange carrier and commercial telecommunications operations and our acquisitions from 360networks, and will have significant capital expenditures, working capital, debt service and cash flow deficits during the period in which we are expanding our business and deploying our network, services and systems. The actual amount and timing of our future capital requirements may differ materially from our estimates as a result of prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We cannot assure you that the capital actually required for this expansion and deployment will not exceed our expectations. If demand in the targeted markets exceeds current expectations, capital requirements may increase materially. In addition, we may identify new markets in the future and, as opportunities develop, we may be required to make additional investments in our network and facilities or pursue strategic alliances to consummate those opportunities.

    If required, we expect to raise additional capital through the sale of debt and equity and through vendor financing. We cannot assure you that we will be able to raise sufficient capital or that such funding will be available on a timely basis or on terms acceptable to us, if at all. If we fail to raise additional funds when and if required, we may have to delay or abandon our planned expansion of our network, services and systems, which could cause us to lose revenue and would hinder our ability to compete in the telecommunications industry.

    IF WE ARE UNABLE TO NEGOTIATE ACCESS RIGHTS TO THE PROPERTY OF A VARIETY OF THIRD PARTIES, WE WOULD BE DELAYED IN EXECUTING OUR BUSINESS PLAN.

    Most of our target customers are tenants within large buildings. To execute our business plan, we will need to obtain additional building license agreements with several different building management companies. We may not be able to secure additional building license agreements on a timely basis or on acceptable terms. If we cannot obtain building license agreements, our operating results will be harmed and we may be required to delay or abandon some of our planned future expansion.

    To build our network, we must obtain rights and other permits, which include, but are not limited to, rights-to-use underground conduit and aerial pole space and other rights-of-way from entities such as utilities, railroads, long distance providers, provincial highway authorities, local governments and transit authorities. We cannot assure you that we will be successful in either obtaining or maintaining these permits and rights-of-way on commercially reasonable terms and conditions. Certain permits and rights-of-way may require regulatory filings or may be subject to legal challenge by municipal governments, land and building owners or other third parties. For example, there is a public notice proceeding that was initiated by Canada's telecommunications regulatory authority, the Canadian Radio-television and Telecommunications Commission (commonly known as the "CRTC") in which interested parties were invited to comment on the terms and conditions of access to municipal rights-of-way in the city of Vancouver. Loss of substantial permits or rights-of-way or the failure to enter into or maintain required arrangements could cause us to lose revenue or abandon certain markets.

    If we cannot enter into agreements for access rights or purchase or lease fiber with accompanying access rights, our business and our operating results may be harmed and we may be required to delay or abandon some of our business plan.

    WE ARE DEPENDENT ON OTHER PARTIES IN RESPECT OF THE FIBER WHICH CONSTITUTES A SIGNIFICANT PART OF OUR NETWORK.

    In connection with our acquisition of the business of Shaw FiberLink we received an indefeasible right to use Shaw FiberLink's fiber for 60 years. Shaw FiberLink has, in turn, a one-year indefeasible right to use fiber of various cable companies which are owned by Shaw

Communications, renewable annually by Shaw FiberLink during the term of our indefeasible right to use Shaw FiberLink's fiber. As a result, in order to have access to the fiber provided by the indefeasible right to use, we are dependent on Shaw FiberLink's ability to maintain its indefeasible right to use agreements with the Shaw cable companies. In addition, the terms of our agreements with Shaw FiberLink, Videon FiberLink, Cable Atlantic and 360networks provide that our rights under those agreements are limited if the underlying rights associated with the fiber that is the subject of the indefeasible rights to use have any limitations or prohibitions. We entered into performance assurance agreements with Shaw Communications and Moffat Communications to support our rights under our agreement with Shaw FiberLink and Videon FiberLink. If we discover that indefeasible right to use rights are not passed to us as anticipated, or if we, Shaw FiberLink, Videon FiberLink, Cable Atlantic or 360networks do not obtain and maintain the necessary underlying rights, or if Shaw Communications or Moffat Communications do not comply with the performance assurance agreements, we may not have access to the fiber provided by the indefeasible right to use agreement and this could substantially impair our ability to carry on business.

    SOME OF OUR CUSTOMERS ARE ALSO OUR COMPETITORS AND, GIVEN OUR COMPETITION WITH THEM, MAY REDUCE THE LEVEL OF BUSINESS THEY DO WITH US.

    We provide data services to and derive revenue from other telecommunications carriers, even though we also compete with some of them for customers. A large portion of the revenues of the businesses we have recently acquired are also derived from services to other telecommunications carriers. These carriers may not wish to use our services to this extent given our competition with them and they may reduce the level of business they do with us.

    WE HAVE EXPERIENCED AND ANTICIPATE THAT WE WILL CONTINUE TO EXPERIENCE NET LOSSES.

    For the year ended September 30, 2000 and 1999 we had net losses of $138.0 million and $10.0 million and negative cash flow from operating activities of $49.2 million and $9.0 million, respectively. We expect to incur significant additional expenditures in connection with the development and expansion of our network and service offerings. As a result, we expect to continue to incur significant future net losses and negative cash flow. If our revenues do not increase significantly or the increase in our expenses is greater than expected, we may not achieve or sustain profitability or generate positive cash flow in the future.

    GROUP TELECOM'S LIMITED HISTORY OF OPERATIONS MAY MAKE IT DIFFICULT TO EVALUATE OUR PROSPECTS.

    Group Telecom was incorporated in 1996. Our short operating history permits us to provide you with only limited operating and financial data which you can use to evaluate our performance.

    IF WE DO NOT CONTINUALLY ADAPT TO TECHNOLOGICAL CHANGE, WE COULD LOSE CUSTOMERS AND MARKET SHARE.

    The telecommunications industry is subject to rapid and significant changes in technology, and we rely on outside vendors for the development of and access to new technology. The effect of technological changes on our business cannot be predicted. We believe our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands. In addition, we rely on vendors with whom we have financing agreements to anticipate and adapt to new technology and to make products that incorporate such technology available to us. We cannot assure you that we will obtain access to new technology on a timely basis or on satisfactory terms. If we fail to obtain new technology, we may lose customers and market share which could harm our business and operating results.

    OUR SUBSTANTIAL DEBT OBLIGATIONS MAY HINDER OUR GROWTH AND PUT US AT A COMPETITIVE DISADVANTAGE.

    We have a significant amount of debt. As of September 30, 2000, we had approximately $953.3 million of long-term debt outstanding. In addition, we could incur an additional $528.3 million under our senior bank debt and our vendor facilities with Cisco and Lucent, assuming we could incur debt in compliance with covenants set forth in these facilities. We may need to incur additional debt in the future. Our substantial debt obligations could have important consequences to you. For example, they could:

    o require us to use a substantial portion of our operating cash flow to pay interest, which reduces funds available to expand our network and for other purposes;

    o place us at a competitive disadvantage compared to our competitors that have less debt;

    o make us more vulnerable to economic and industry downturns and reduce our flexibility in responding to changing business and economic conditions;

    o   limit our ability to pursue business opportunities; and

    o limit our ability to borrow more money for operations or capital in the future.

    A 1 percent interest rate change on our floating interest rate long-term debt outstanding at September 30, 2000, would have an annual impact of $2.5 million on our interest cost.

    WE REQUIRE A SIGNIFICANT AMOUNT OF CASH TO PAY OUR DEBT. IF WE FAIL TO GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS, WE MAY NEED TO REFINANCE OUR DEBT, OBTAIN ADDITIONAL FINANCING OR POSTPONE CAPITAL EXPENDITURES.

    We cannot assure you that we will generate sufficient cash flow from operations to make scheduled payments on our debt. Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on economic, financial, competitive, legal and technical factors. Some of the factors are beyond our control, such as economic conditions in the different local markets where we operate or intend to operate, and pressure from existing and new competitors. If we cannot generate sufficient cash flow from operations to make scheduled payments on our debt obligations, we may need to refinance our debt, obtain additional financing, delay planned capital expenditures or sell assets. Our ability to refinance our debt or obtain additional financing will depend on, among other things:

    o   our financial condition at the time;

    o   restrictions in agreements governing our debt; and

    o   other factors, including market conditions.

    DUE TO RESTRICTIONS IN OUR FINANCING AGREEMENTS, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS AS WE DESIRE.

    The financing agreements under which our long-term debt was incurred contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends as well as various covenants that require us to maintain specific financial ratios. These limitations may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us and our shareholders.

    Our failure to comply with the covenants and restrictions contained in our financing agreements could lead to a default under the terms of one of these agreements. If a default occurs in one of these agreements, the parties to our other financing agreements could declare all amounts borrowed and all amounts due under these other agreements due and payable.

    WE FACE POTENTIAL CONFLICTS OF INTEREST CAUSED BY INVESTOR INFLUENCE.

    As a result of an amended and restated shareholders agreement entered into by shareholders on February 16, 2000 then holding approximately 88.0% of our fully-diluted equity in connection with our acquisition of the business of Shaw FiberLink, two of our institutional investors (which are affiliates of Goldman Sachs and CIBC World Markets) and Shaw Communications, were able to nominate a majority of our directors. Affiliates of Goldman Sachs and CIBC World Markets hold approximately 32.0% of our equity and have 4 of 11 directors on our board of directors. In addition, Shaw Communications holds approximately 24.8% of our equity and has 3 directors on our board of directors. Each of Shaw Communications and Goldman Sachs has a right to consent to:

    o specified major transactions by us, including acquisitions and investments in excess of $300 million and mergers or business combinations, for a period of 18 months after February 16, 2000; and

    o our annual operating budget, for a period of 24 months after February 16, 2000.

    Decisions concerning our operations or financial structure may present conflicts of interest between these investors, our management and other holders of our securities. In addition, these investors or their affiliates currently have significant investments in other telecommunications companies, including entities that compete with us, and may in the future invest in other entities engaged in the telecommunications business or in related businesses. Conflicts may also arise in the negotiation or enforcement of arrangements entered into by us and entities in which these investors have an interest.

    SOME OF OUR COMPETITORS HAVE GREATER FINANCIAL, TECHNICAL AND OTHER RESOURCES THAN WE DO, AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

    The Canadian telecommunications market is highly competitive. We face, and expect to continue to face, intense competition in all of our target markets from the incumbent local exchange carriers, cable companies, competitive long distance providers, wireless providers, new local exchange carriers, and resellers. Many of our current and potential competitors, including the Bell companies, Aliant, BCT.TELUS, AT&T Canada and Call-Net, have longer operating histories in the telecommunications industry and substantially greater financial, marketing, technical, personnel, regulatory and other resources, including greater brand name recognition. The emergence in Canada of a competitive market for local telecommunications services has resulted in price competition among market participants, and this pricing pressure may be more intense than we expect, which could harm our business and our financial condition. Also, as communications technologies develop, new classes of competitors will emerge.

    OUR BUSINESS STRATEGY DEPENDS ON SECURING AND MAINTAINING INTERCONNECTION AGREEMENTS WITH OTHER PROVIDERS.

    We provide some local services to our customers using facilities that we lease or purchase from the incumbent local exchange carriers. We must enter into agreements for the interconnection of our network with the networks of the incumbent local exchange carriers and other carriers covering each market in which we intend to offer service. We have entered into interconnection agreements in a number of jurisdictions. However, we cannot assure you that we will successfully renegotiate these agreements as they become due to expire, or negotiate additional agreements as we enter new markets. Although the incumbent local exchange carriers are not entitled to unjustly discriminate against telecommunications carriers like us in respect of the rates or services they provide to us or to disrupt the access of competitors to their respective facilities, we are vulnerable to changes in our lease and interconnection arrangements with the incumbent local exchange carriers, such as rate increases and changes in rules and policies of the CRTC.

    WE DEPEND ON OUR SUPPLIERS OF SWITCHES AND OTHER EQUIPMENT AND MAY EXPERIENCE DELAYS IN RECEIVING REQUIRED COMPONENTS.

    We rely on other companies to supply key components of our network infrastructure, primarily switching and data routing equipment. These components are only available in the quantities and quality we require from limited sources. We may experience delays in receiving components or may not be able to obtain these components on the scale and within the time frames required by us at an affordable cost, or at all.

    IF OUR BILLING, CUSTOMER SERVICE AND INFORMATION SYSTEMS DO NOT OPERATE AS WE EXPECT OR IF WE FAIL TO UPGRADE SYSTEMS AS NECESSARY, WE WILL NOT BE ABLE TO CONDUCT OUR BUSINESS EFFICIENTLY.

    Integrated management information and processing systems are vital to our growth and our ability to monitor costs, process customer orders, bill customers and operate efficiently. The cost of implementing these systems has been, and we expect will continue to be, substantial.

    We are in the final stages of developing and testing our operational support system to integrate important facets of our operations. The development and implementation of this system relies in part on the products and services of third party vendors, over which we have no control. Unanticipated problems with our system may harm our business and operating results.

    In addition, any of the following developments could harm us:

    o our failure to adequately identify and integrate all of our information and processing needs;

    o   failure of our processing or information systems to perform as expected;
        and

    o   our failure to upgrade systems as necessary and on a timely basis.

    IF WE LOSE KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL, OUR BUSINESS AND OUR PROSPECTS COULD BE HARMED.

    We are dependent on the continued service of a small number of key executives and operations personnel, including Daniel Milliard, our chief executive officer, Robert Wolfe, our president, Stephen Shoemaker, our chief financial officer and Eric Demirian, our executive vice president, corporate development. The loss of services of one or more of our key executives, particularly Messrs. Milliard, Wolfe, Shoemaker and Demirian, could harm our business and our prospects. We do not maintain key person life insurance for any of our executive officers.

    REGULATIONS RELATING TO CANADIAN OWNERSHIP AND CONTROL OF OUR VOTING SHARES PREVENTS A FOREIGN INVESTOR FROM ACQUIRING US, WHICH COULD LIMIT THE VALUE OF OUR CLASS B NON-VOTING SHARES OUTSTANDING.

    As a competitive local exchange carrier, we are subject to regulations which require that not less than 66 2/3% of our issued and outstanding voting shares be beneficially owned by "Canadians" (as defined in these regulations). To ensure compliance with these regulations, we have placed restrictions on the transfer of our class A voting shares to non-Canadians. These restrictions effectively limit the number of potential acquirors of our business and therefore a takeover bid for us is less likely and you are less likely to receive the change of control premium that generally comes with such bids.

    OUR ABILITY TO COMPETE IN THE CANADIAN LOCAL TELECOMMUNICATIONS MARKET IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION WHICH MAY BE CHANGED IN A MANNER HARMFUL TO OUR BUSINESS.

    We are subject to regulation by the CRTC pursuant to the provisions of the Canadian Telecommunications Act. We are also subject to radio spectrum regulation by the Canadian Federal Department of Industry (commonly known as Industry Canada) pursuant to the provisions of the Radiocommunication Act. Since 1994, the stated policy of the CRTC has been to recognize the importance of competition in the local switched services market. As a relatively new entrant into the Canadian telecommunications market, we benefit from this policy and these decisions. However, we cannot assure you that the CRTC's policy to foster the development of competition in the local switched services market will not change or that the CRTC will react quickly and efficiently to anti-competitive practices or effects resulting from the dominant position of Canada's incumbent local exchange carriers. Any change in the CRTC's policies or regulations could harm our business, operating results and prospects.

    CRTC decisions are subject to review and variance by the CRTC at any time. CRTC decisions can also be appealed to the Canadian Federal Court of Appeal and may also be challenged by petition to the Federal Cabinet. We cannot assure you that the local competition decisions of the CRTC, or other decisions relating to the telecommunications markets in which we compete will not be reviewed and varied by the CRTC or by the Federal Court or Cabinet on appeal. Any variance of these decisions or other rules and regulations of the CRTC could harm our business.

    OUR NEED TO COMPLY WITH EXTENSIVE GOVERNMENT REGULATION CAN INCREASE OUR COSTS AND SLOW OUR GROWTH.

    Because we are subject to extensive government regulation, delays in receiving required regulatory approvals may slow our growth. In addition, the enactment of new adverse regulations or regulatory requirements may increase our costs, which could have a harmful effect on us. We also cannot assure you that, as we expand our business, the CRTC and Industry Canada will continue to grant us the authority we need to conduct our business or will not take action against us if we are found to have provided services without obtaining the necessary authorizations or to have violated other requirements of their rules or orders. The CRTC, Industry Canada or others could challenge our compliance with applicable rules and orders, which could cause us to incur substantial legal and administrative expenses. Lengthy administrative hearings might also delay the deployment of our network, which could slow our growth.

    OUR CLASS B NON-VOTING SHARES HAVE A LIMITED TRADING HISTORY AND THEIR PRICE MAY BE VOLATILE. WE CANNOT ASSURE YOU THAT OUR SHARE PRICE WILL NOT DECLINE IN THE FUTURE.

    There has only been a public market for our class B non-voting shares since March 2000. The market price of our class B non-voting shares could be subject to significant fluctuation. Among the factors that could affect our share price are:

    o   quarterly variations in our operating results;

    o changes in revenue or earnings estimates or publication of research reports by analysts;

    o strategic decisions by us or our competitors, such as acquisitions or restructurings or changes in business strategy;

    o   actions by institutional stockholders;

    o   speculation in the press or investment community;

    o   general market conditions; and

    o   economic factors unrelated to our performance.

    Recently, stock markets in the United States have experienced significant price and volume fluctuations and the market prices of securities of telecommunications services providers and technology companies, particularly Internet-related companies, have been highly volatile. Investors may not be able to resell their class B non-voting shares at or above the current price reported on the Nasdaq National Market. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation in the United States has often been instituted against such a company. The institution of such litigation against us could result in substantial costs and a diversion of our management's attention and resources, which could harm our business and financial condition.

    SINCE OUR REVENUE IS IN CANADIAN DOLLARS AND MOST OF OUR DEBT IS IN U.S. DOLLARS, WE ARE SUBJECT TO FLUCTUATIONS IN THE EXCHANGE RATE BETWEEN CANADIAN AND U.S. DOLLARS.

    As of September 30, 2000 we had debt outstanding denominated in U.S. dollars of approximately US$562.3 million. Since the majority of our revenue is in Canadian dollars, we are, and will continue to be, exposed to fluctuations in the exchange rate between Canadian and U.S. dollars and the uncertainty of the amount of Canadian dollars that will be required to service the principal and interest payments under our U.S. dollar denominated debt. In order to minimize these effects, as at September 30, 2000, we had entered into certain cross currency swaps to hedge approximately 57% of our outstanding U.S. dollar denominated debt. Based on our September 30, 2000 balances, a 1 percent change in the foreign currency exchange rate between the Canadian and U.S. dollar would have an impact of $3.8 million on the unhedged portion of our long-term debt. Any substantial increase in the U.S. dollar relative to the Canadian dollar could affect our results of operations and our ability to meet our future payment obligations on our debt.

ITEM 4:  INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

    The head and principal office of the Company is located at 20 Bay Street, 7th Floor, Toronto, Ontario, Canada M5J 2N8 and our telephone number is (416) 848-2000. The Company was incorporated under the Canada Business Corporations Act on April 12, 1996 under the name "BSC Broadband Solutions Corp.". The articles of the Company were amended on June 14, 1996 to authorize the issuance of preference shares. On January 22, 1997, the articles of the Company were further amended to change the name of the Company to "GT Group Telecom Inc.". The issued common shares of the Company were divided on a basis of two new shares for each existing share pursuant to an amendment to the articles dated July 24, 1997. On September 23, 1998, the articles of the Company were amended to authorize the issuance of class A voting shares and class B non-voting shares, to amend the rights and restrictions of the preference shares and to provide for certain restrictions on the issue, transfer, conversion and ownership of voting shares of the Company. The articles of the Company were further amended on May 7, 1999 to create the series A first preference shares and on February 14, 2000 to create the series B first preference shares.

    GT Group Telecom Services Corp. ("GT Services") is a wholly-owned subsidiary of the Company and was amalgamated under the Canada Business Corporations Act on March 10, 1999. GT Group Telecom Services (USA) Corp. is a wholly-owned subsidiary of the Company and was incorporated under the General Corporation Law of the State of Nevada on May 5, 2000.

OUR ACQUISITIONS

    SHAW FIBERLINK. On February 16, 2000, we acquired the business of Shaw FiberLink from Shaw Communications for $760 million in cash and shares. We acquired rights to 101,546 fiber kilometers from Shaw FiberLink and, in addition, Shaw Communications has agreed to construct for our use, at no additional cost to us, approximately 97,500 additional fiber kilometers over the next three years. As at September 30, 2000, we had received the rights to use $27.0 million of newly constructed fibers under these arrangements.

    Since 1993, Shaw FiberLink has provided facilities-based data services over a high bandwidth fiber-optic network in Canada to national telecommunications carriers, large businesses and governments. For the year ended August 31, 1999, Shaw FiberLink had revenue of $38.8 million and EBITDA of $12.1 million.

    Shaw FiberLink operates high capacity fiber-optic telecommunications networks in some of Canada's fastest growing markets including: the greater Toronto area (Toronto, Scarborough, Markham, Vaughan, Richmond Hill, Pickering and Barrie), Edmonton, Calgary, Winnipeg, Vancouver Island and central British Columbia (Kamloops, Penticton, Kelowna, Vernon and surrounding areas). Shaw FiberLink also owns and operates several strategically located inter-city networks and several international gateways into the United States.

    Shaw FiberLink has over 400 customers. Its customer base includes carriers, competitive local exchange carriers, internet service providers, governments, banks, broadcasters, oil and gas companies, and wireless communication providers. These customers demand a wide variety of requirements in terms of bandwidth, type of connectivity and support. As the dominant competitive access provider in Western Canada, Shaw FiberLink also provides technical support, network management, and sales and administrative support to a number of smaller competitive access providers.

    ACQUISITION FROM MOFFAT COMMUNICATIONS LTD. On April 27, 2000, we acquired Videon FiberLink from Moffat Communications Ltd. for $68 million in cash and the right to acquire approximately 1.7 million of our class B non-voting shares. Videon FiberLink is a competitive access provider business. This acquisition provides us with additional customers, employees and an indefeasible right to use for 30 years certain specifically identified existing fibers comprising approximately 620 fiber route kilometers in Edmonton and Winnipeg connected to over 240 buildings.

    AGREEMENT WITH CABLE ATLANTIC. On July 21, 2000, we acquired from Cable Atlantic its competitive local exchange carrier and commercial telecommunications operations for $15 million in cash, the right to acquire 1,740,196 of our class B non-voting shares and a cash payment equal to the value of the net working capital of the acquired business. This acquisition provides us with additional customers, employees and an indefeasible right to use for 30 years certain specifically identified existing fibers comprising approximately 8,732 fiber kilometres and 390 route kilometres in Newfoundland connected to a minimum of 68 commercial business buildings and 31 Newfoundland government buildings, with a right to purchase these fibers for $1 at any time. At the time we acquired it, the business had property, plant and equipment of approximately $47 million.

    TERM SHEET WITH C1 COMMUNICATIONS. In October 2000, we signed a term sheet with C1 Communications to acquire all of its Atlantic Canada assets and business. The transaction includes the acquisition of C1 Communication's Atlantic cable competitive local exchange carrier business, including its fiber-optic network, buildings connected to its network, related assets, customers and approximately 36 employees. The acquisition will provide us with approximately 2,325 additional route kilometres and approximately 44,400 additional fiber kilometres in Nova Scotia and New Brunswick. As consideration we will issue 2,372,000 class B non-voting shares and assume the rights and obligations of C1 Communications relating to its fiber network in Atlantic Canada. The transaction is subject to obtaining certain approvals.

    The networks of the businesses we have acquired and our network are constructed in compatible, fiber network configurations, with minimal geographic overlap using synchronous optical networking technology and gigabit ethernet connections. Accordingly, we have already fully integrated Shaw FiberLink and Videon FiberLink and we believe that the integration of the businesses we acquired from Cable Atlantic and intend to acquire from C1 Communications can be accomplished in a timely manner. With the addition of these businesses, we now own and operate facilities nationally in 8 Canadian provinces, including Canada's major metropolitan centers of Toronto, Montreal, Vancouver, Ottawa, Calgary, Edmonton, Winnipeg and St. John's. We expect that the combined network (including the network we intend to acquire from C1 Communications), with its national coverage, will give us a time-to-market advantage that will lead to increased market penetration and higher operating margins.

    Our cash expenditures for property, plant and equipment were $153.6 million, $8.5 million and $3.7 million for the years ended September 30, 2000, 1999 and 1998, respectively. Such expenses were related to the purchase and construction of switching and data networking equipment, construction of our fiber-optic infrastructure and central office and data hub facilities, transmission equipment and co-location facilities and construction and implementation of our back office systems.

B.       BUSINESS OVERVIEW

    We control and operate the largest independent national broadband network in Canada enabling us to provide reliable metropolitan and long haul services. Over our network, we provide Internet, high-speed data and voice services targeted primarily to small and medium businesses. Our Internet and data services include web and application hosting, co-location, e-commerce and other value added Internet services. As part of our co-location services, we house and manage computer and networking equipment for our data customers. We bundle our data services with traditional telecommunications products and services, including local area network extension and enhanced local and long distance voice services. To serve the growing data and telecommunications markets, we are continually expanding our fiber-optic network and selectively use fixed wireless and digital subscriber line technologies to extend the reach of our network. We have acquired and integrated the competitive access provider businesses of Shaw FiberLink located primarily in western and central Canada, Moffat, located in western Canada and acquired the competitive local exchange carrier businesses of Cable Atlantic, located in eastern Canada. We have also entered into agreements with 360networks to obtain additional long haul fiber assets across Canada and the United States. We own and operate facilities nationally in 8 Canadian provinces and in Canada's major metropolitan centers of Toronto, Montreal, Vancouver, Ottawa, Calgary, Edmonton, Winnipeg and St. John's.

    We have been providing Internet, high speed data and voice services in all five of our initial markets of Toronto, Vancouver, Calgary, Montreal and Edmonton since February 2000. Since then, through organic growth and a series of acquisitions, we have expanded the reach of our fiber network to include an additional 8 markets beyond our original targeted network. These new metropolitan markets include Victoria, Winnipeg, London, Hamilton, Kitchener/Waterloo, Ottawa, Quebec City, and St. John's, Newfoundland. As of September 30, 2000, we serve all 13 of these markets.

PRODUCTS AND SERVICES

     In fiscal 2000, data revenue accounted for 84.5% of our total revenue, while voice accounted for 14.5% and applications for 1%. We generated our revenue by providing telecommunications services in Canada. We currently provide the following products and services:

DATA SERVICES PORTFOLIO

    DATA ACCESS. We expect the majority of our revenue to come from data access which includes the following products and services:

    o Local Area Network Connect (also known as transparent LAN Service) - a managed high-speed connection to an organization's local area network, for Internet connectivity (including common server capability) and/or connectivity between multiple local area networks delivered over fiber, wireless or digital subscriber technologies. Supported interfaces include ethernet at speeds up to 1 gigabit per second.

    o Carrier Private Lines - Point-to-point connections over our network, targeting carriers rather than small businesses.

    o Remote Access/Teleworking - Corporate modem pools to facilitate dial-in capability for employees working from home, including the use of higher-speed technologies.

    INTERNET SERVICES. We currently provide the following types of dedicated Internet services:

    o Business Internet Gateway - Internet connectivity packages for small and medium-sized businesses.

    o Internet Transit/Commercial Internet - High-speed, scalable Internet connectivity for Internet professionals who in turn support residential and business Internet users.

    o Outsourced Modem Pools - Managed modem pools for Internet service providers; providing the hardware and scalability to enable Internet service providers to grow capacity over time and incorporating higher-speed technologies.

    ENHANCED AND OTHER DATA SERVICES. We currently provide and are continuing development efforts for a variety of innovative data products and services in order to act as a one-stop shop for all of our customers' data needs, including the following:

    o Enhanced IP Services - Internet protocol fax capability, and private branch exchange/local area network gateways using voice over Internet protocol.

    o Web-Based Reporting Services - Internet virtual private networking and data service reporting for performance management and usage monitoring via a web browser interface.

    o Data Hardware Resale and Maintenance - Selling and maintaining routers, hubs and switches.

APPLICATION SERVICES PORTFOLIO

    APPLICATION HOSTING SERVICES. We provide our business customers the opportunity to outsource their server and application needs to us through several service offerings:

    o Applications Hosting - Turnkey Internet/Web server hosting packages as an outsourced solution to small and medium-sized businesses. This service includes all software, hardware and management required for a business website or for other general office applications.

    o Co-location - The physical space in close proximity to our network to colocate, host and/or manage servers or modem pools. This service includes space, power, security and optional management.

    o E-Commerce Hosting - Enhanced Web server solutions that enable small and medium-sized businesses to incorporate e-commerce into their website, including the ability to sell products and services and the ability to clear credit card purchases.

    o Unified Messaging (Voicemail/Email) - Integration of a business' voicemail and email services to act as a single message center; complete with faxing capabilities, future speech to text/text to speech conversion and encrypted security.

    o PC/Server backup - online ability to backup and restore hard drives of computing devices through a web interface.

    o Teleconferencing - reservation based audio conferencing with chairperson controls, web streaming and other operator assistance.

    Additional application services in development include online delivery of office software applications (ASP), multimedia conferencing and Web-based application service reporting.

    SECURE NETWORK SERVICES. We provide our customers with security enhancements to a basic Internet connection through a variety of service offerings:

    o Networking Security - Anti-hacker services, such as firewall hosting, to protect customer local area networks from the Internet.

    o Virtual Private Networking - The ability to travel securely and privately by tunneling through the Internet, either from one business location to the next or from one business connection to that of a partner, on a single user or enterprise wide basis.

    o Public Key Infrastructure/Certificate Authority - The technology to enable secure transactions and information sharing on the Internet by serving as a third party manager of the exchange of information via digital identification certificates.

VOICE SERVICE PORTFOLIO

    LOCAL VOICE SERVICES. We began offering local voice services in November 1999, and offer a full suite of services to accommodate customers that require varying degrees of sophistication in their telecommunications services.

    o   Individual and Digital Business Lines and Multiple Line Business Trunks
        - Local switched analog telephone service via individual lines or multi-line trunks and digital service with enhanced features and functionality.

    o Centrex/Virtual Private Branch Exchange - Feature-rich phone lines enabling customers to manage their own phone service internally without a private branch exchange.

    o Private Branch Exchange Interconnect - A connection between a business' private branch exchange and the public switched telephone network.

    o Digital Tie Lines - A business with a private telecommunications network by connecting two private branch exchanges.

    ENHANCED VOICE SERVICES. We offer and continue to develop a full suite of enhanced offerings to complement our standard business voice services.

    o Long Distance Service - Long distance telephone access throughout all major Canadian cities with toll-free directory/operator services, account codes and calling cards.

    o Other Enhanced Features - Features such as call transfer, call-waiting, Web-based reporting service, remote message forwarding, three-way conferencing, digital display and other custom calling features.

    o Voice Hardware Resale and Maintenance - Telephone sets, private branch exchange and key systems.

MARKETING AND SALES

    In each target market, we have identified buildings with tenants that meet our target profile. Our ideal building has many small and medium-sized business tenants, each with 10 to 200 employees, that have complex data and other telecommunications needs, including Internet application and voice requirements. Once a building has been targeted, we negotiate the building licence agreement which allows our facilities to be installed in that building. Each member of our local direct sales force is assigned a territory which includes specific buildings in which to sell. The sales representative will become intimate with the needs of all potential customers in those buildings and will be the relationship manager between us and the customer. The sales representative will work with a technical expert, when necessary, to differentiate our services from those of our competitors and cost effectively address our customers' needs. Our sales force will initially target customers with data telecommunications needs that are, or will be, located in on-net buildings. Once we provide a customer with solutions to its data needs and our sales representative has created a relationship with the customer, the sales representative will offer Internet application and voice services to the customer. We believe that once a customer's data needs are met and it is satisfied with our customer service, it will be receptive to purchasing Internet application and voice services from us.

    Our sales representatives receive a competitive base salary and a series of individual and team bonuses. Their bonuses are based on their attaining a sales quota on a recurring monthly and one time sale basis. Salespeople are further rewarded by the opportunity to participate in our share option plan.

    We provide our sales and marketing employees with a comprehensive training program which includes introductory formal training, product and service training, leadership development, on going coaching, including on the job training, and a mentor program.

    We have retained, and intend to continue to retain, people with extensive experience in the telecommunications industry. The market for hiring highly qualified sales representatives is competitive. However, as a result of the recent mergers in the telecommunications industry, we believe a number of highly talented sales representatives are seeking more entrepreneurial companies that provide a higher degree of challenge and more opportunity to develop skills and assume more responsibility. At September 30, 2000, we had over 210 sales representatives.

NETWORK

    Our network in each of our current markets looks similar to the following diagram:


                              [OM NETWORK DIAGRAM]

INTEGRATED NETWORK ARCHITECTURE

    We provide services to our customers over an integrated network that supports high-speed data, Internet application, local and long distance voice services. We believe that the integrated design of our data, Internet application and local and long distance networks significantly reduces our cost of providing a bundled service offering. Our integrated network architecture includes switches and data routers, customer premise equipment and synchronous optical networking technology fiber rings. In addition, approximately 20% of our urban fiber network is comprised of slack and storage fiber in urban area access points.

    We have integrated the fiber, equipment and operating systems of Shaw FiberLink and Videon FiberLink and believe that our integration of the business we acquired from Cable Atlantic and intend to acquire from C1 Communications can be accomplished without significant delay or cost. We also believe we can upgrade the equipment in buildings on Shaw FiberLink's, Videon FiberLink's and the aforementioned Cable Atlantic business' networks and sell our services (in addition to those of Shaw FiberLink, Videon FiberLink and the Cable Atlantic business we have acquired) to their existing customers. Shaw FiberLink's, Videon FiberLink's and the aforementioned Cable Atlantic business' telecommunications equipment is industry standard, purchased from well known vendors, and is compatible with our equipment.

SWITCHES AND DATA ROUTERS

    Our Lucent and Nortel Class 5 switches and Cisco data routing equipment are located in central offices in 5 of our 13 markets. Our central offices are secure, specifically outfitted facilities which have special heating, humidity, air, fire suppression and power requirements to support sensitive electronic equipment.

    Switches and data routing equipment direct a voice signal or data packet from its origin to its correct destination according to the telephone number or addressing technology. Switched voice services, including basic and advanced telephone services, are provided through switches at central offices. Data services are provided through Cisco equipment in central offices and the buildings connected to our Internet protocol based network.

     Our network uses data routing equipment and voice switches installed at central offices in five cities: Vancouver, Toronto, Calgary, Montreal and St. John's. Data and voice traffic from other cities is directed to the central office nearest to that city.

CUSTOMER PREMISE EQUIPMENT

    To connect our customers to our network, we install data and voice routing equipment in the building in which they are a tenant. This equipment combines and converts the customer's transmission to an optical signal. The signal is then transmitted through our network to a central office where data and voice traffic are routed to their ultimate destination. Where buildings have fewer tenants, we intend to connect up to ten buildings to the switch/router in one centrally located building.

    For voice traffic, our network can currently provide up to 2.5 gigabits per second speed connections to our end customers and can easily be upgraded for increasing volume of traffic. For data traffic, our network currently provides up to 1 gigabit per second speed ethernet connections to our end customers. This network's capacity is also easily upgradable.

SYNCHRONOUS OPTICAL NETWORKING TECHNOLOGY AND GIGABIT ETHERNET CONNECTIONS

    We provide our data, Internet application and voice services over our integrated network. Our network uses synchronous optical networking technology and gigabit ethernet connections to transport information along our fiber-optic backbone. Synchronous optical networking technology is used primarily to transmit voice services. Synchronous optical networking technology is based on self healing concentric rings, a technology that routes traffic through an alternate path in the event there is a point of failure. This technology results in a very reliable network which is less likely to be subject to disruptions in the event of breakage at one point. Other advantages of synchronous optical networking technology are high capacity and standardization. Synchronous optical networking technology offers large amounts of bandwidth for fiber-optic networks. It provides seamless inter- connectivity among equipment providers which is important when we look to interconnect with other networks on a global basis. Finally, synchronous optical networking technology offers superior bandwidth management, real-time monitoring, and survivability. Ethernet technology is used primarily to transmit data. Ethernet is the standard interface technology for local area networks and has many of the same advantages of synchronous optical networking technology. Ethernet offers simple, scaleable high bandwidth capacity.

     In addition, we apply intelligent end-to-end network management, which means that the customers' and end users' lines are monitored from a network operations center, 24 hours a day, seven days a week.

ADVANTAGES OF FIBER-OPTIC CABLE

    Through our advanced fiber-optic network we can provide higher bandwidth, enabling information to be transported at speeds significantly faster than the up to six megabits per second that can be achieved using digital subscriber line technology over copper facilities. Fiber-optic cable also has high immunity to signal degradation, which means that a signal can be transmitted over extremely long distances without requiring regeneration of the original signal. The result is a transmission that is more reliable, precise, clear and consistent than transmissions over copper wires. Unlike metallic cable, a fiber-optic-based infrastructure does not emit any radiation and is immune to noise. In addition, metallic cable is limited in distance, suffers in performance and requires additional equipment to regenerate signals carried by it over a longer distance.

OTHER NETWORK COMPONENTS

    Although we intend to provide our services over our own fiber-optic network in each of our target markets, in order to capture customers and generate early revenue as we deploy our network, we intend to use wireless technology or to lease other companies' facilities to provide services to those customers not currently directly connected, but who will be connected in the short term to our local networks. We will also deploy digital subscriber line technology over the leased facilities to extend the current reach of our network. This strategy provides us with rapid access to buildings and allows us to gain market penetration and take advantage of market opportunities before we have completely constructed our network. Customers served by these technologies will be migrated onto our network as it is built.

STRATEGIC RELATIONSHIPS

     We are actively pursuing strategic relationships with some utilities, property owners and technology companies. We intend to use these relationships to maximize the penetration and speed of entry and reduce the cost of deploying our network in our target markets.

    AGREEMENTS WITH 360NETWORKS, INC. In May 2000, we agreed with 360networks, inc. to (1) lease from them dedicated fiber-optic capacity and (2) purchase fiber in Canada and receive from them an indefeasible right to use fiber in the United States. The aggregate price of the dedicated fiber-optic capacity and fiber we acquired was approximately $362 million. We have the option to acquire from 360networks additional fiber and dedicated fiber-optic capacity.

    Under the agreement, 360networks will lease to us fiber-optic cable capacity at a bandwidth level of 2.4 gigabits per second, in Canada and the United States. The lease will give us the exclusive right to use this fiber capacity for 20 years, comprised of an initial term of 3 years with a 17 year renewal option at our discretion. In October 2000, we accepted approximately 28% of the fiber-optic capacity under the long-term capacity lease arrangement.

     In addition, 360networks has sold and will sell to us 12 strands of unused fiber ranging approximately 7,000 kilometers, connecting Seattle, Washington to Halifax, Nova Scotia via Victoria, Kamloops, Edmonton, Calgary, Regina, Winnipeg, Toronto, Ottawa, Montreal and Quebec City.

    If we choose, 360networks will also grant us the right to use an additional 12 strands of fiber ranging approximately 7,900 kilometers, connecting Seattle, Sacramento, Denver, Chicago, Detroit, Toronto, Buffalo, Albany, New York City, Boston and Montreal. This fiber will be located primarily in the United States. The indefeasible right to use this fiber will be for a term of at least 20 years.

    We also will have the option to purchase from 360networks additional segments of fiber-optic cable connecting the United States and Canada.

    Delivery of the capacity and the fiber to us by 360networks and payment by us to 360networks will be made in installments over the next four years. An initial installment payment of approximately $32 million has been made. We will also pay 360networks fees for maintaining the fibers.

In addition, we invested approximately $43 million in the equity of 360networks.

ACCESS AGREEMENTS AND RIGHTS-OF-WAY

    We have established, and expect to continue to establish, relationships with electric and other utilities in our target markets to obtain access to customers. In order to cost-effectively build our network in Vancouver, we signed two agreements in December 1997 with BC Hydro, which provide us with access to BC Hydro conduits on its electric distribution network in and around Vancouver and elsewhere across British Columbia. BC Hydro's conduits connect to nearly all buildings in British Columbia. These agreements enable us to lay our fiber in a cost-effective manner because we can do so with minimal excavation of city streets. The BC Hydro agreements expire December 1, 2012, with five year extensions at our option.

    In August 1999, we entered into a conduit access agreement with ENMAX Corporation, the Calgary power authority. The agreement expires on December 31, 2017 and can be renewed for two additional 5 year periods. We issued to ENMAX Corporation 1.0 million series A first preference shares and agreed to pay fees for installation and access rights and annual fees for maintenance and administration. The agreement provides us with non-exclusive access to conduits in Calgary's downtown core. ENMAX has installed 13 kilometers of our fiber-optic cable into these conduits at our cost as of December 31, 1999. In August 1999, we entered into an agreement with EPCOR, Edmonton's power authority, which gives us non-exclusive access to conduits in Edmonton. The EPCOR agreement terminates on August 12, 2014 and can be renewed for additional five year terms after this date with the consent of EPCOR.

    Where our network touches public property, we must obtain local municipal approvals to deploy our fiber in municipal rights-of-way. We have signed municipal access agreements with the cities of Vancouver and Burnaby, British Columbia, Calgary, Alberta, the City of Toronto, Region of Waterloo, City of Waterloo, City of Cambridge, Regional Municipality of Ottawa-Carleton and Quebec City. We also have

    o a "public user" conduit access agreement with the CSEVM (Commission des Services Electriques de la Ville de Montreal) permitting access to CSEVM conduits in the city core of Montreal;

    o interim authority allowing construction to proceed in the City of Ottawa, City of London, Town of Newmarket and City of Hamilton/Region of Hamilton-Wentworth; and

    o permit authority allowing construction to proceed following permit application approvals in Winnipeg, Manitoba and Sainte-Foy, Charlesbourg, Outremont, St. Laurent, LaSalle and Laval, Quebec.

    Through long term indefeasible right to use agreements, we now have access to various municipal and other rights-of-way by way of underlying rights held or claimed by the indefeasible right to use grantors. These agreements permit the expansion of the existing networks where we request, including various major and minor markets across Canada.

    We have secured support structure agreements with BCT.Telus (British Columbia and Alberta), MTS (Manitoba) and Bell Canada (Ontario and Quebec) permitting access to available spare capacity on available poles or conduits where approved.

    We are participating in several joint builds of conduit systems in the Toronto area, and have an existing lease of dark fibers from Toronto Hydro. We are also finalizing the sublease of an existing decommissioned waterpipe system from AT&T Canada which is located in the central business district of Toronto. This waterpipe system was previously refurbished for telecommunications purposes.

    We are in the process of negotiating and finalizing various municipal access agreements with the City of London, City of Kitchener, City of Hamilton/Region of Hamilton-Wentworth, City of Hull, City of Edmonton, Region of York, Town of Richmond Hill, City of Vaughan, Region of Peel and City of Mississauga, Ontario and Richmond, British Columbia.

    We are in the process of negotiating agreements for joint build and access to existing support structures with various providers and are also considering joint use, indefeasible right to use or capacity lease opportunities in various markets.

    These agreements allow us to deploy and use our network over and under a variety of municipal rights-of-way and existing or new support structures permitting us to connect our expanding switch or hub equipment to our customers. These rights and rights-of-way are integral to the construction, installation, operation and expansion of our facilities-based network.

BUILDING LICENSE AGREEMENTS

    Before providing services to customers, we must obtain permission from the property owner to install our equipment, including our voice and data equipment, and to access the riser closets to run fiber directly to the offices of our customers. Once a building has been targeted by our marketing personnel, our network services department negotiates the building license agreement which allows our equipment to be installed in that building. We have adopted a collaborative approach with developers and owners, and have found them generally willing to provide access to their buildings since we are providing enhanced services to the building, thus increasing its value to the building's tenants. Because of our long-term building license agreements, we gain access to potential customers at minimal cost.

    We have recently entered into a series of commercial agreements with the largest property managers in Canada securing access to 304 buildings in 13 of our currently served markets representing approximately 85 million square feet. As of September 30, 2000 we had signed over 493 building license agreements with national property owners, including Oxford Properties, Brookfield, Cadillac Fairview and O&Y Enterprises. As of September 30, 2000, we had 1,569 buildings on our network (representing approximately 122 million square feet). The remaining buildings are proximate to our fiber-optic network. These agreements typically contain a provision for permanent access by our network, including fiber-optic cable, to a specified point inside the building, with a renewable right of access regarding inside wiring to the premises of our clients. These agreements provide us with access to each building on a non-exclusive basis.

    The CRTC has recently established a presumption that any agreement between a local telephone company and another party, including property owners, that results in the provision of local telephone service to a multi-dwelling unit on an exclusive basis is a violation of the Canadian Telecommunications Act. We believe this presumption will enhance our ability to access additional buildings.

FIBER LEASE AGREEMENTS

     On July 15, 1999, we entered into a fiber-optic agreement with Toronto Hydro, Toronto's electric utility company. This agreement provides that we will lease access to Toronto Hydro's existing fiber-optic network, which extends throughout Toronto, allowing us to provide service to our customers until we are able to build our own fiber-optic network. A permit from Toronto Hydro, which establishes our network access by indicating routing and termination locations and specifies annual rates and one time connection fees, is required before we can provide service to our Toronto customers under this agreement. Permits expire after three years and can be renewed automatically for an additional three years, unless either party gives notice otherwise. We are finalizing negotiations with Ottawa Hydro for a similar arrangement.

MARKETING AGREEMENTS

    In May 2000, we entered into an agreement with Research in Motion Limited to market and offer their BlackBerry(TM) wireless e-mail solution so as to expand our suite of value added applications and services. In May 2000 we entered into an agreement with Net Nation Communications Inc. to develop web and ecommerce hosting application services. In March 2000, we entered into an agreement with Jawz Inc. (formerly Offsite Data Services) to develop PC/Server backup application services. In April 2000, we entered into an agreement with Multicom Canada Inc. to provide us with operator and administration services for our teleconferencing services.

TECHNOLOGY SUPPLIER RELATIONSHIPS

     In February 2000, we entered into an agreement with Lucent to provide us with switching equipment, synchronous optical networking technology and other telecommunications equipment, fiber-optic cable and related services, including installation, engineering and maintenance services. This agreement replaces an agreement we entered into with Lucent in

August 1998. The new agreement with Lucent specifies the pricing of this equipment and services and the terms of its delivery until January 2004. We will work together with Lucent to prepare detailed lists of equipment and services to be provided to us in each of our markets. In addition, we purchase our data switching and routing equipment and our unified messaging equipment from Cisco. We are a "Cisco-powered network" and are an authorized reseller of Cisco products. We believe these supplier relationships enable us to deploy a state-of-art network and give us access to the advanced technologies that our customers require.

COMPETITION

    The telecommunications services industry is highly competitive, rapidly evolving and subject to constant technological change. We face, and expect to continue to face, intense competition in all of our markets from the incumbent local exchange carriers, cable companies, resellers of voice services, competitive access providers, utilities, microwave carriers, competitive long distance providers, wireless providers, new competitive local exchange carriers, and private networks built by large end users. Our competitors in the telecommunications services market include and will include Internet service providers, application service providers, other telecommunications companies, e-commerce service providers and Internet software providers.

    Based on our knowledge of the industry, we expect that the principal competitive factors affecting our business will be customer service, the range and quality of services provided and pricing levels. Many of our current and potential competitors have financial, personnel and other resources (including brand name recognition) substantially greater than ours, as well as other competitive advantages. However, until recently the Canadian telecommunications services industry has been focused on larger customer accounts, leaving small and medium-sized businesses relatively underserved.

    In addition, a continuing trend toward consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to significant new competitors.

    Our most significant group of competitors is comprised of companies that previously formed the Stentor Alliance which included NorthwesTel, the recently merged BC Telecom and TELUS, SaskTel, Manitoba Telecom, Bell Canada and the telephone companies located in Eastern Canada which recently merged to form Aliant. Until recently, these companies benefited from a monopoly over the provision of local switched services in their respective geographic regions. They continue to represent approximately 95% of the local voice services market. A number of these companies, including Bell Canada and its Nexxia and Intrigna affiliates, Aliant and BCT.TELUS, are seeking to attract customers nationwide, beyond their historic territories.

    Many of these companies possess significant financial, technical and marketing resources with which to compete, as well as comprehensive fiber networks and long-standing relationships with their customers. While several key decisions of the CRTC have created a framework for competition in Canadian telecommunications markets generally, competition with the incumbent local exchange carriers is in the early stages of development.

    In addition to competition from these companies, we face competition from a variety of other current and potential market entrants including Call-Net, AT&T Canada, Videotron and OCI Communications. All of these companies have entered the local voice and data service markets.

Some have certain advantages over us, including greater financial, personnel, marketing and technical resources. Most prominent among these is the newly merged AT&T Canada, which has a particular strength in serving large business customers, followed by Call-Net which to date has been more focused on the residential and small business voice market. Beyond the significant competition posed by wireline-based service providers, there is an unknown potential competitive threat from alternative technologies such as wireless and Internet services over cable by cable companies. However, while their fiber and Internet services compete directly with us in major metropolitan markets, to date the cable companies' strategy has been primarily focused on the residential market.

REGULATION

CRTC AND LEGISLATION

    Companies which own or operate transmission facilities in Canada that are used to offer telecommunications services to the public for compensation are classified as "telecommunications common carriers" under the Telecommunications Act (Canada) and are subject to the regulatory authority of the CRTC.

    The CRTC has the discretionary power to forbear from exercising certain of its regulatory powers over Canadian carriers where it finds that a telecommunications service or class of services is, or will be, subject to competition sufficient to protect the interests of users. Some Canadian carriers, such as the incumbent local exchange carriers, are classified by the CRTC as "dominant" in the provision of certain services because of their market power and control over the supply of local services and certain long distance services. Carriers classified as "non-dominant" by the CRTC are subject to less regulation than dominant carriers and include facilities-based long distance providers, and competitive access providers. The CRTC has forborne from regulating most of the services offered by non-dominant carriers, including, long distance, private line, dedicated access services, wireless services, local switched services. In addition, the CRTC has forborne from regulating certain services offered by the incumbent carriers, most notably, data, long distance, Internet access and interexchange private line services on certain routes. The CRTC also has the power to exempt any class of Canadian carrier from the application of the Telecommunications Act (Canada) if the CRTC is satisfied that such an exemption is consistent with Canadian telecommunications policy objectives. However, it has not, to date, used that power.

    Leave to appeal decisions of the CRTC to the Federal Court of Appeal may be sought within 30 days of the decision. The decision may also be challenged by petition to the Federal Cabinet (within 90 days of the decision). CRTC decisions are also subject to review and variance under the Telecommunications Act (Canada) either on the CRTC's own initiative or by way of an application which must generally be brought within 6 months of the decision, but which may be brought as a new proceeding at any time.

REGULATION OF LOCAL SWITCHED SERVICES

    In 1994, the CRTC determined that restrictions on entry into the market for local switched telecommunications services should be removed and that measures should be implemented to enable competitors to offer local telephone services. The regulatory framework for competition in the local market was established as a result of a series of decisions issued on May 1, 1997.

These decisions do not currently apply to SaskTel and NorthwesTel nor do they currently apply to roughly 35 small independent local telephone companies located in Ontario, Quebec and British Columbia.

    The decisions issued on May 1, 1997 effectively opened Canada's local switched services market to competition, ending the historical monopoly of the incumbent local exchange carriers. The decisions established a comprehensive regulatory framework allowing for the introduction of competition in the local switched services market. The following is a summary of those aspects of the decisions and the current regulatory regime which are expected to have a material impact on our business:

CO-CARRIER STATUS. The CRTC adopted a principle that competitive local exchange carriers will be considered carriers of equal stature with, and not merely customers of, the incumbent local exchange carriers in the local switched services market. Consistent with this principle, the CRTC adopted a "bill and keep" traffic termination mechanism, whereby all local exchange carriers are required to terminate each others' local traffic originating within the same exchange without specifically compensating each other for the termination function that they perform unless there is a traffic imbalance for a significant period of time. In areas where traffic is at an imbalance, the CRTC has authorized the use of a mutual compensation scheme under which competitive local exchange carriers and incumbent local exchange carriers charge each other for the traffic termination functions that they perform.

    The CRTC determined that the incumbent local exchange carriers and competitive local exchange carriers must each identify a point of interconnection within the incumbent local exchange carrier local exchanges where they provide service to permit the interconnection of their respective networks and that incumbent local exchange carriers and competitive local exchange carriers should share the cost of interconnection equally (or under mutually agreed terms).

UNBUNDLING OF INCUMBENT LOCAL EXCHANGE CARRIER FACILITIES. The CRTC has directed the incumbent local exchange carriers to "unbundle" or make available to competitive local exchange carriers the network elements that competitive local exchange carriers require in order to allow them to provide their own local services. These network elements include facilities that the CRTC deemed essential, as well as certain other facilities that are not essential but which were determined by the CRTC to be necessary to facilitate competition in the market for local switched services in the short term. The CRTC directed the incumbent local exchange carriers to price all services subject to the mandatory unbundling requirement at their long run incremental cost ("phase II costs") plus a 25% mark-up. The incumbent local exchange carrier essential facilities that are subject to the mandatory unbundling rule include central office codes, subscriber listings and local loops (the wire facilities which run from the incumbent local exchange carriers' central offices to the customer premises) in certain small urban and high cost rural areas. All urban local loops, other than those deemed essential, and transiting services were deemed not essential by the CRTC but were nonetheless required to be unbundled and made available to competitive local exchange carriers for five years. Although the incumbent local exchange carriers are currently required to provide these non-essential facilities on an unbundled basis at the price of phase II costs plus a 25% mark-up, this obligation will be discontinued after the expiry of the initial five year period. The incumbent local exchange carriers would, nevertheless, be required to provide those facilities which are essential, beyond the five year period.

    Many of the competitive local exchange carriers operating in the market make extensive use of unbundled local loops. In a proceeding initiated by the CRTC in July 2000, the CRTC has asked for interested parties' comments on its preliminary view that the five year period for these and other non-essential facilities should be extended for a longer period of time, in order to facilitate competitive entry into local exchange markets. The CRTC has also asked for comments on its preliminary view that it may be appropriate to treat all copper loops as essential facilities.

    The mandatory unbundling of incumbent local exchange carrier facilities allows us to lease incumbent local exchange carrier local loops to provide services to customers that are not directly on our networks. Depending on the outcome of the proceeding initiated by the CRTC, if and when loops leased by us are no longer priced and offered on an essential facilities basis, we will have to (i) reach an agreement with the relevant incumbent local exchange carriers to continue leasing these local loops (which may be on less favorable terms than the CRTC mandated prices), (ii) build, lease or acquire our own facilities in those markets where we do not already have our own facilities, or (iii) develop other alternatives to reach our customers.

SAFEGUARDS AGAINST INCUMBENT LOCAL EXCHANGE CARRIER ANTI-COMPETITIVE PRICING. In order to prevent anti-competitive pricing by the incumbent local exchange carriers, the CRTC imposed a floor price test that effectively requires the incumbent local exchange carriers to charge prices for their retail services sufficient to recover their costs which, with respect to essential facilities, must be at least equal to the amount charged to the competitive local exchange carriers (the long run incremental cost of providing the facility plus a 25% markup) and, with respect to non-essential services, must be at least equal to phase II costs. The incumbent local exchange carriers will be required to meet the floor price test in all applications for new local business services (other than for market trials and promotions) and applications proposing explicit or implicit price decreases. The CRTC's floor price test is an important safeguard for us against anti-competitive pricing by the incumbent local exchange carriers. However, since incumbent local exchange carriers need not include in their own floor prices the mandated 25% markup that they charge to competitive local exchange carriers for non-essential local services, incumbent local exchange carriers will be able to compete against competitive local exchange carriers that utilize such non-essential services solely on the basis of price.

RESALE. The incumbent local exchange carriers are required to make their tariffed local switched services (both business and residential) available for resale, but not at a mandated discount as had been proposed to the CRTC by some potential new entrants. The CRTC's denial of mandated discounts does not affect current incumbent local exchange carrier business services offered at volume and contract term discounts, such as Centrex services. However, the absence of mandated discounts pursuant to the CRTC decisions has limited the number of non-facilities-based entrants, such as resellers, into the local switched services market.

CONTRIBUTION. In Canada, local residential services are subsidized. Since the introduction of facilities-based long distance competition in 1992, local telephone services in Canada have been subsidized by "contribution" payments from both incumbent and competitive long distance service providers based on the minutes of long distance traffic that originate or terminate on the local switched telephone network or on cross-border or overseas access circuits.

    On November 30, 2000, the CRTC announced that the contribution system will be completely overhauled. Effective January 1, 2001, the current per-minute mechanism will be replaced with a mechanism based on a percentage of eligible Canadian telecommunications services revenues. The new mechanism will be national in scope and will be assessed on all Canadian telecommunications service providers (including competitive local exchange carriers, resellers, wireless providers, satellite service providers, international licensees, payphone providers, data and private line providers) with annual revenues from Canadian telecommunications services of at least $10 million. Contribution-eligible revenues are determined by including all revenues from Canadian telecommunications services, less any contribution revenues received, inter-carrier expenses paid to other service providers for the provision of contribution-eligible services, and all revenues from retail Internet services, retail paging services and the sale and rental of terminal equipment. For 2001, an interim rate of 4.5% of contribution-eligible revenues has been set; a final rate will be determined in mid-2001 and will be retroactive to January 1, 2001.

    As a result of this decision, we will be required to pay contribution on certain services we offer, such as local telephone service, which have not previously been subject to contribution. However, the amount of contribution payable in respect of our long distance voice and data services can be expected to decline. As well, starting January 1, 2001 the subsidy will only be used to support local services in high-cost serving areas and the CRTC has announced that the way in which the subsidy is calculated will be revised effective January 1, 2002. These changes should result in a reduction in the total amount of the subsidy, and consequently a reduction in the percentage of contribution we will be required to pay.

REGULATION OF COMPETITIVE LOCAL EXCHANGE CARRIERS

     Although the CRTC has determined that competitive local exchange carriers are non-dominant carriers that should not be subject to the same degree of regulation as the incumbent local exchange carriers, the CRTC requires competitive local exchange carriers to assume certain obligations. For example, competitive local exchange carriers must file, for CRTC approval, interconnection agreements and tariffs for services that they provide to other carriers. Competitive local exchange carriers must also provide interconnection to all other local exchange carriers within the same exchange, interconnection to wireless service providers and equal access interconnection to long distance providers that offer services in the same territory served by the competitive local exchange carrier on terms and conditions no less favorable than those contained in the incumbent local exchange carriers' tariffs, unless the competitive local exchange carrier can justify a departure from the incumbent local exchange carriers' tariffs. Competitive local exchange carriers are also required, among other things, to provide for reciprocal local exchange carrier-to-local exchange carrier interconnection; to implement local number portability ("LNP"); to provide emergency (911) service and message relay service and to satisfy various other existing and future regulatory requirements designed to protect customer privacy, such as providing consumers, upon request, with information regarding their services, prices and local calling area boundaries. Both wireline and wireless service providers may become competitive local exchange carriers as long as they accept the obligations imposed on competitive local exchange carriers by the CRTC.

    We believe we have an advantage over the incumbent local exchange carriers in terms of pricing flexibility, offering of services and responsiveness to customer needs since the incumbent local exchange carriers, unlike us, must file and obtain regulatory approval for the rates, terms and conditions of the local services they intend to offer and are subject to price cap regulation of their local services. However, like the incumbent local exchange carriers, competitive local exchange carriers are subject to the prohibitions set forth in the Telecommunications Act (Canada) against unjust discrimination and the granting of undue preferences to end users and to other carriers. In addition, and to the extent that they are not regulated under the Telecommunications Act (Canada), they are subject to anti-trust legislation such as the Competition Act (Canada).

LOCAL NUMBER PORTABILITY. Local number portability enables customers to retain their local telephone number when they change local exchange carriers. The CRTC requires all local exchange carriers to provide local number portability and has determined that all local exchange carriers should bear their own costs of implementing local number portability. Local number portability was considered to be an important requirement by new entrants due to the reluctance of customers to change local exchange carriers if it meant changing their telephone number. Local number portability has been rolled out in most major urban centres in Canada, including Vancouver, Montreal, Toronto, Calgary, Edmonton, and Ottawa/ Hull in accordance with a schedule for implementation established by the CRTC in a 1998 decision. If no competitive local exchange carrier has initiated interconnection with an incumbent local exchange carrier in a given exchange by the scheduled roll-out date or if there is no scheduled roll-out date for the exchange in question, the industry has agreed to a request-driven roll-out schedule for local number portability. In these circumstances, local number portability must be implemented between 30 and 180 days following a request for local number portability, depending on the nature of the underlying switch configuration.

CO-LOCATION. On June 16, 1997, the CRTC rendered a decision relating to incumbent local exchange carrier central office co-location arrangements. In its decision, the CRTC mandated the provision by incumbent local exchange carriers of both physical and virtual co-location arrangements, available at the competitive local exchange carrier's option, under CRTC-approved tariffs and standard-form central office licence agreements. Under a virtual co-location arrangement, competitive local exchange carriers and incumbent local exchange carrier traffic is exchanged at a designated point outside the central office, and additional dedicated facilities located in the central office are provided by the incumbent local exchange carrier to complete the competitive local exchange carrier's transmission system. Co-location arrangements are important to us because they allow us to interconnect our transmission systems with those of the incumbent local exchange carriers using the most efficient and cost-effective network structure possible. They also allow us to gain immediate access to incumbent local exchange carrier unbundled loops for our off-net customers. Under certain circumstances, competitive local exchange carriers are also permitted to enter into cross-connection arrangements with other co-located competitive local exchange carriers within a central office which allows for increased network efficiency.

    The CRTC also determined in its co-location decision that mandated co-location was available only to facilities-based carriers interconnecting with incumbent local exchange carriers under the terms of an agreement and a tariff. This limitation of mandated co-location to facilities-based carriers created an opportunity for competitive local exchange carriers to use their transmission capacity for connection at central offices to provide services to other telecommunications service providers, including resellers and Internet providers, which did not have access to mandated co-location arrangements. However, in September 2000, the CRTC granted mandated co-location and access to unbundled loops and connecting links to digital subscriber line service providers. The CRTC prohibited digital subscriber line service providers from using these arrangements to provide switched local voice services.

    The CRTC also set rates in the decision for a variety of monthly co-location services, including central office floor space and entrance conduit space charges, as well as for certain non-recurring charges. For some of these charges, such as service order and application charges the incumbent local exchange carriers were directed to charge the long run incremental cost of providing the service plus a 25% mark-up. For many other charges, however, the CRTC directed the incumbent local exchange carriers to base their charges upon costs incurred with no mark-ups, (e.g., for construction, site preparation and project management services).

    A six-month maximum time limit was imposed on the incumbent local exchange carriers between the date of the competitive local exchange carrier's acceptance of the initial report for physical co-location and the availability of the service, and a corresponding three-month maximum time limit to obtain virtual co-location. Competitive telecommunications service providers have identified a number of problems with the current co-location regime, including, among other issues, an apparent lack of space in the incumbents' central offices and their reticence to provide physical co-location, limitations on the type of equipment allowed within the central offices, the difficulty of obtaining co-location within the time frames specified by the CRTC and problems gaining access to co-located equipment on a timely basis. We are one of the 12 competitive providers which has joined the Coalition for Better Co-Location to attempt to resolve these issues through consultation with the CRTC's Co-location Sub-Working Group, as well as through applications for relief from the CRTC.

PRICE CAP REGULATION. The CRTC has adopted a form of rate regulation for the incumbent local exchange carriers which brings most of their local services under a price cap regime. The price cap mechanism adopted by the CRTC segregates the incumbent local exchange carriers' services into sub-baskets of related services and imposes an overall constraint on price increases for all services subject to the price caps as well as certain specific price constraints for services within each of three sub-baskets. The price of local services under the price cap regime are subject to an overall price cap that limits price increases to an annual percentage linked to the rate of inflation, subject to certain adjustments (including a 4.5% productivity offset). Within the three sub-baskets of local services prescribed by the CRTC (i.e., basic residential local service, single and multi-line business local services and other capped services), the aggregate price levels for the basic residential local service and other capped services sub-baskets will be limited to annual increases equal to the inflation rate. A maximum increase of 10% in any year will apply to individual rates for residential and single-line business services in smaller exchanges.

    The CRTC decided to exclude certain of the incumbent local exchange carriers' local services such as optional local services, including calling features such as voice mail and call waiting, from the price cap regime. In addition, the CRTC regulates the rates of certain local "competitor services" outside the price cap regime. These services are provided by the incumbent local exchange carriers to their competitors, such as competitive local exchange carriers, in order to allow their competitors to provide local and long distance services. Examples of services included in this category are equal access services provided to long distance service providers, unbundled local loops, and network access services provided to wireless carriers. These services are subject to detailed rate regulation and the prices are set at long run incremental cost plus a 25% markup.

    Despite the price constraints contained in the CRTC's price cap regime, the incumbent local exchange carriers still have the ability under price cap regulation to increase prices for local services for which there is little competition (such as residential and single line business local services) and use the excess profits generated from these activities to subsidize price reductions in competitive services (such as business and government local services) that are included in the same basket of services.

    Price cap regulation for the incumbent local exchange carriers will be in force until December 31, 2001 and will be reviewed by the CRTC before the end of this period. The CRTC's review may result in the extension of price cap regulation or the elimination of rate regulation for some or all of the incumbent local exchange carriers' local services.

REGULATION OF LONG DISTANCE SERVICES

    We will offer long distance telecommunications services as part of our bundled telecommunications services. Long distance competition has been in place in Canada since 1990 for long distance resellers and since 1992 for facilities-based carriers. Since 1994, the incumbent local exchange carriers have been required to provide "equal access" to long distance carriers and resellers which eliminated the need for customers of competitive long distance providers to dial additional digits when placing long distance calls.

    As described above, competitive long distance service providers, including resellers, currently make contribution payments to local exchange carriers to reflect the subsidy that long distance services have traditionally contributed to the provision of local residential telephone service. However, as of January 1, 2001, all telecommunications service providers will be required to contribute to the subsidy based on a percentage of revenues derived from contribution-eligible Canadian telecommunications services. We will make contribution payments calculated as a percentage of revenues earned from our long distance voice and data services, as well as from other eligible services.

    Under the CRTC's 1992 long distance competition decision, competitive long distance providers were required to assume approximately 30% of the cost required to modify the incumbent local exchange carriers' networks to accommodate interconnection with long distance competitors. These initial modification charges are spread over a period of 10 years and are payable on the basis of a specified charge per minute. Competitive long distance providers are also required to pay local exchange carriers charges for other services which they use, including switching and aggregation, primary interexchange carrier information processing (which implements a subscriber's choice of long distance carrier), operator services and certain billing and collection services.

    The CRTC has refrained from regulating (including tariff approval and rate setting provisions) most long distance services and interexchange private line services provided by the incumbent local exchange carriers and all such services offered by their competitors, apart from access to their respective networks. The incumbent local exchange carriers' basic (undiscounted) long distance rates remain subject to rate regulation as well as their rates in areas that do not yet have equal access. The incumbent local exchange carriers also remain subject to rate regulation on private line services on inter-city routes which are not yet subject to facilities-based competition. The lack of regulation of the incumbent local exchange carriers' long distance services, including the absence of a floor price test, has provided the incumbent local exchange carriers with pricing flexibility and has increased their ability to compete with us on the basis of price.

UNBUNDLED RATES TO PROVIDE EQUAL ACCESS

    In April 1997, the CRTC issued a decision which unbundles the rates that long distance providers pay to the incumbent local exchange carriers for various "equal access" or local switching and traffic aggregation services. Under the decision, long distance providers were required to pay the incumbent local exchange carriers a separate rate of $0.007 per minute (recently reduced to $0.003 per minute) for local end office connection and an additional rate of approximately $0.004 to $0.007 per minute for connection at the toll switch; also referred to as "access tandem connection." Competitive local exchange carriers also charge these rates to long distance providers for traffic originating and terminating on their local networks.

    The CRTC's equal access decision is important to us for two reasons. First, it establishes the prices which we, or those from which we purchase long distance services for resale, will be required to pay to the incumbent local exchange carriers for origination or termination of long distance traffic at either the access tandem or local end office. Second, since we compete with the incumbent local exchange carriers in providing switched access to long distance services, we price our services to compete with the incumbent local exchange carriers' tariffed rates.

    In May 1999, in a decision relating to the regulatory framework relating to the Internet, referred to as the "New Media" decision, the CRTC acknowledged the proposal of one party to the proceeding that a comprehensive review of interconnection and unbundling arrangements was necessary, and indicated that it would shortly initiate such a proceeding.

    Furthermore, in June 1999 an application was filed by a competitor requesting the CRTC to review the entire framework for interconnection arrangements between interexchange and local service providers. This application included a proposal to permit all local exchange carriers to interchange traffic with each other regardless of where the traffic originates. Currently, the CRTC is determining the best type of proceeding to deal with this application. It recently held a two-day round-table discussion for interested industry participants in which it solicited views on what issues should be discussed during future proceedings and what issues could be dealt with on a more expedient basis by the CRTC interconnection steering committee. The Commission will issue its determinations resulting from these discussions by the fall of 2000, at which time it should publish a public notice.

    In September 2000, the CRTC approved an application by a U.S.-based provider of digital subscriber line services for access to the incumbent local exchange carriers' unbundled local loops and central office co-location sites on the same terms and conditions as competitive local exchange carriers, as well as an application by Bell Canada for approval of a tariff under which it would provide access to its unbundled local loops to resellers using digital subscriber line access technology. This decision creates opportunities for additional competition in the high-speed Internet access market from service providers which are not subject to the same restrictions on foreign ownership and control as the competitive local exchange carriers.

ACCESS

    Access to both private and public property is important to our business in order for us to be able to reach our customers in multiple unit dwellings and construct, maintain and operate our network. With respect to access to multiple unit dwellings, the CRTC, which does not have direct jurisdiction over building owners, has recognized the importance of customer choice of service providers and has expressed the view that an exclusive arrangement between a service provider and a landlord of a multiple unit dwelling will generally violate the Telecommunications Act (Canada). The CRTC has initiated a proceeding to consider its regulatory approach to facilitating non-discriminatory access and customer choice in multi-dwelling units. Participants have been asked to comment on possible fees or charges for access and other terms and conditions. A determination is expected in February 2001.

    In December 1999, the CRTC initiated a proceeding to examine the terms and conditions the city of Vancouver may impose for access to public lands in order to construct, maintain and operate telecommunications facilities. The outcome of this proceeding may permit other service providers to obtain such access on terms more favorable than those in our agreement with the city of Vancouver, or may permit us to renegotiate our agreement with the city of Vancouver to the extent that our agreement contains less favourable terms than those approved by the CRTC.

REGULATION OF WIRELESS SERVICES

    Use of radio spectrum to provide wireless telecommunications services is subject to licensing by Industry Canada under the Radiocommunication Act (Canada). Under this legislation, Industry Canada is authorized to issue radio licences, to plan the allocation and use of the radio spectrum and to perform other duties to ensure the orderly development and efficient operation of radiocommunication in Canada. With respect to spectrum licensing, Industry Canada has the authority to revoke a licence for non-compliance with terms and conditions or failure to pay associated spectrum licence fees. However, revocation is rare and licences are usually renewed year to year upon payment of the applicable fee. Industry Canada levies licence fees on wireless telecommunications service providers, and generally not on subscribers for the services offered by such providers.

    Industry Canada has issued spectrum licences to us in the 38 GHz frequency range which allow us to operate point-to-point radio systems in Vancouver, Calgary, Toronto, Ottawa and Montreal. To obtain licences, applicants operating as radiocommunication carriers must comply with foreign ownership restrictions under the Radiocommunication Act.

FOREIGN OWNERSHIP RESTRICTIONS

    Group Telecom, and our operating subsidiary GT Group Telecom Services Corp., which is a telecommunications common carrier for regulatory purposes, are required by the Canadian Telecommunications Act and the Radiocommunication Act, and the regulations made under both statutes, to be Canadian-owned and controlled corporations incorporated or continued under the laws of Canada or a province of Canada. Our operating subsidiary is deemed to be Canadian-owned and controlled if: (i) not less than 80% of the members of its board of directors are Canadians; (ii) Canadians beneficially own and control not less than 80% of its issued and outstanding voting shares; and (iii) it is not otherwise controlled in fact by persons that are not Canadians. GT Group Telecom Services Corp. is a Canadian carrier wholly owned and controlled by us and not less than 80% of its board of directors are individual Canadians. We will ensure that not less than 80% of the members of the board of directors of our subsidiary will continue to be composed of Canadians.

     We intend that our operating subsidiary will remain controlled by us, and be our wholly-owned subsidiary. Therefore, all of the outstanding voting shares of the subsidiary are now, and it is intended that the subsidiary will remain, owned by a company controlled by Canadians. A "Canadian" for the purposes of these requirements includes a Canadian citizen who is ordinarily resident in Canada, a permanent resident of Canada and, among other types of entities, corporations in which Canadians beneficially own and control in the aggregate not less than 66 2/3% of the issued and outstanding voting shares and which are not otherwise controlled in fact by non-Canadians. A "voting share" for purposes of these requirements means a share of any class of shares of a corporation carrying voting rights under all circumstances or by reason of an event that has occurred and is continuing or by reason of a condition that has been fulfilled and includes: (i) a security that is convertible into such a share at the time that a calculation of the percentage of shares owned and controlled by Canadians is made; and (ii) an option or right to acquire the share or security referred to in clause (i) that is exercisable at the time that the calculation referred to in that clause is made.

    Also, regulations made under the Telecommunications Act and the Radiocommunication Act provide that, in order for a company which holds shares in a carrier to be considered Canadian, not less than 66 2/3% of the issued and outstanding voting shares of that company must be owned by Canadians and the company must not otherwise be controlled in fact by non-Canadians. This means that not less than 66 2/3% of the issued and outstanding voting shares of GT Group Telecom Inc. must be owned by Canadians and that GT Group Telecom Inc. must not otherwise be controlled in fact by non-Canadians.

    Our class A voting shares are "voting shares" for these purposes and more than 66 2/3% of the class A voting shares are held by Canadians as at the date of this prospectus. Our class B non-voting shares are not "voting shares" for these purposes.

    The term "control in fact" is not defined in the relevant legislation and raises various complex questions of interpretation. A number of factors have been considered relevant to the determination of whether a regulated entity is not controlled in fact by non-Canadians, including the election and composition of the board of directors, the industry specific experience of the non-Canadian shareholders, the ability to appoint senior management, the power to determine policies, operations and strategic decision-making and the percentage of equity interest (whether voting or non-voting) held by non-Canadians.

    We have designed our capital structure to ensure compliance with the Canadian ownership requirements. Our articles of incorporation provide that certain non-voting shares may not be converted into voting shares if the exercise of such conversion rights would cause us to be in violation of any Canadian law applicable to the ownership interests in, or the exercise of control over, a corporation that is providing telecommunication services in Canada. In addition, the regulations under the Telecommunications Act (Canada) provide us with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting shares. In particular, we may, to the extent applicable:

    (i)     refuse to accept any subscription for any voting shares;

    (ii)    refuse to allow any transfer of voting shares to be recorded;

    (iii) suspend the rights of a holder of voting shares to vote at a meeting of shareholders; and

    (iv)    sell, repurchase or redeem any voting shares.

    Although we believe that we have at all times been in compliance with the relevant legislation, there can be no assurance that a future CRTC or Industry Canada determination or events beyond our control will not result in us ceasing to comply with the relevant legislation. Should this occur, the ability of our wholly owned subsidiary to operate as a Canadian carrier under the Telecommunications Act (Canada) or to renew or secure licences under the Radiocommunication Act (Canada) could be jeopardized and our business could be materially adversely affected. If we become subject to proceedings before the CRTC or Industry Canada with respect to compliance with the relevant legislation, we could be materially adversely affected, even if we were ultimately successful in such a proceeding.

C.       ORGANIZATIONAL STRUCTURE

     GT Group Telecom Services Corp. is a wholly-owned subsidiary of GT Group Telecom Inc. and was amalgamated under the Canada Business Corporations Act on March 10, 1999. GT Group Telecom Services (USA) Corp. is a wholly-owned subsidiary of the Company and was incorporated under the General Corporation Law of the State of Nevada on May 5, 2000.

D.       PROPERTY, PLANTS AND EQUIPMENT

    Our facilities include administrative and sales offices, central offices and other facilities to house our fiber-optic network equipment. We fully utilize our facilities. The table below describes our material properties:

                                                                               APPROXIMATE
                                                                                 SQUARE
       LOCATION                  PURPOSE                 OWNED OR LEASED         FOOTAGE
----------------------    --------------------          ------------------     -----------
Toronto, Ontario .....    Corporate head office         Lease expires on        38,757
                          and central office            December 31, 2014
Vancouver, B.C .......    Network operations and        Lease expires on        16,122
                          engineering                   July 31, 2006
Burnaby, B.C .........    Central office                Owned                    7,869
Calgary, Alberta .....    Central office                Lease expires on        19,328
                                                        December 1, 2014
Edmonton, Alberta ....    Equipment housing             Lease expires on        12,738
                                                        January 1, 2015
Montreal, Quebec .....    Central office                Lease expires on        11,918
                                                        January 31, 2015


ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

    We have been providing data services since 1996. We constructed our facilities-based network in Vancouver. We avoided substantial capital expenditures in the build-out of our network in Vancouver through a contract with BC Hydro, an electric utility, which enabled us to install our fiber through their existing conduits which connect to nearly all buildings in British Columbia. We have used our Vancouver fiber network strategy as a blueprint to enter our other initial target markets across Canada, and have already entered into conduit access agreements with utility companies in Calgary and Edmonton, and intend to pursue similar opportunities in Montreal. In Toronto we intend to acquire and have leased existing fiber to establish our network and in July, 1999 entered into a fiber lease agreement with Toronto Hydro which gives us access to Toronto Hydro's existing fiber-optic network.

    We installed our first Lucent 5ESS voice switch in Vancouver in 1998. We installed voice switches in Toronto and Calgary in December 1999 and in Montreal in January 2000.

    In the fall of 1999, we launched a national marketing effort of our comprehensive suite of services. As of September 30, 2000, we had 1,569 buildings connected to our network and had approximately 190,583 fiber kilometers (118,422 miles) over 9,545 route kilometers (5,930 miles). At September 30, 2000, we had signed strategic agreements with property management companies, including Oxford Properties, Brookfield, Cadillac Fairview and O&Y Enterprises, providing us access to approximately 130 million square feet of office space across Canada.

    We have been providing Internet, high speed data and voice services in all five of our initial markets of Toronto, Vancouver, Calgary, Montreal and Edmonton since February 2000. Since then, through organic growth and a series of acquisitions, we have expanded the reach of our fiber network to include an additional 8 markets beyond our original targeted network. These new metropolitan markets include Victoria, Winnipeg, London, Hamilton, Kitchener/Waterloo, Ottawa, Quebec City, and St. John's, Newfoundland. As of September 30, 2000, we serve all 13 of these markets.

    Our network in a city consists of a fiber-optic backbone, fiber connection from the backbone to the buildings, equipment in the buildings in which our customers are located, central offices housing data and switching equipment and equipment connecting our network to the public switched telephone network and the Internet.

    The construction of our network in each target market varies, depending upon the size and complexity of the network. The time required to complete the construction phase is also significantly influenced by the number of route and fiber miles involved, the mix of aboveground versus underground fiber deployment, possible delays in securing rights-of-way and negotiating business licence agreements and required construction permits, time in negotiating leases for central offices and office space and installing electronic equipment.

    Our strategy is to own or control the fiber that comprises our network in each of our target markets. We believe there are several strategic advantages to serving our customers over owned facilities instead of reselling services or leasing facilities, including earning higher margins. To reduce the capital expenditures required to construct our fiber-optic infrastructure, we have established, and expect to continue to establish, access and rights-of-way agreements with utility companies and other companies in our target markets.

OUR RECENT ACQUISITIONS

    On February 16, 2000, we acquired from Shaw Communications the business of Shaw FiberLink for $360 million in cash and the issuance of 27.1% of our fully diluted equity. The cash portion of the purchase price was funded by borrowing $100 million under our bank facility and by using $260 million of the net proceeds of our offering of units consisting of our 13 1/4% senior discount notes due 2010 and warrants for our class B non-voting shares. For the year ended August 31, 1999, Shaw FiberLink had revenue of $38.8 million and EBITDA of $12.1 million. As part of our acquisition of the business of Shaw FiberLink, we received rights to 1,502 fiber kilometers through assigned contracts and an indefeasible right to use 100,044 fiber kilometers for 60 years. In addition, Shaw Communications agreed to construct for our use, at no additional cost to us, approximately 97,500 fiber kilometers over the next three years, subject to variance depending on the location of the constructed fiber. We will have an indefeasible right to use these fiber kilometers for between 57 and 60 years. As at September 30, 2000, we had received the rights to use $27.0 million of newly constructed fibers under these arrangements.

    In April 2000, we purchased from Moffat Communications all the property and assets used in connection with their fiber-optic business telecom operations for $68 million in cash and 1,667,000 of our class B non-voting shares. The assets purchased include equipment, operational contracts, equipment contracts, supply contracts, interconnection agreements, co-location agreements, customer contracts, software licences, intellectual property, permits, accounts receivable, prepaid expenses and certain other assets. We also entered into an indefeasible right to use agreement with Moffat Communications which granted us an indefeasible right to use certain specifically identified existing fibers in the fiber-optic cable networks of Moffat Communications for 30 years.

    In May 2000, we agreed with 360networks Inc. to (1) lease from them dedicated fiber-optic wavelengths and (2) purchase fiber in Canada and receive from them an indefeasible right to use fiber in the United States. The aggregate price of the dedicated fiber-optic capacity and fiber we acquired was approximately $362 million. We have the option to acquire from 360networks additional fiber and dedicated fiber-optic wavelengths. In addition, we invested approximately $43 million in the equity of 360networks. In October 2000, we accepted approximately 28% of the fiber-optic capacity under the long term capacity lease arrangement.

    In July 2000, we acquired from Cable Atlantic certain property and assets used in Cable Atlantic's competitive local exchange carrier operations and commercial telecommunications operations in consideration for $15 million in cash, the issuance of 1,740,196 of our class B non-voting shares and a cash payment equal to the value of the net working capital of the acquired business on the closing date. The assets purchased include equipment, land and building, operational contracts, customer contracts, intellectual property, permits, books and records, goodwill, accounts receivable and prepaid expenses. We entered into an agreement with Cable Atlantic that grants to us an indefeasible right to use certain specifically identified existing fibers of Cable Atlantic for 30 years, with a right to purchase these fibers for $1 at any time.

    In October 2000, we signed a term sheet with C1 Communications Inc. (C1 Communications) to acquire all of its Atlantic Canada assets and business. The transaction includes the acquisition of C1 Communication's Atlantic cable competitive local exchange carrier business, including its fiber-optic network, buildings connected to its network, related assets, customers and employees. As consideration we will issue 2,372,000 class B non-voting shares and assume the rights and obligations of C1 Communications relating to its fiber network in Atlantic Canada. The transaction is subject to obtaining certain approvals.

OPERATING DATA

    The table below provides selected key operating data:

                                                              GROUP TELECOM
                                         ---------------------------------------------------------
                                         AT SEPTEMBER 30,   AT SEPTEMBER 30,      AT SEPTEMBER 30,
                                               1998              1999                  2000
                                         ----------------   ----------------      ----------------
OPERATING DATA:
Route kilometers ..................              5                   46                9,545(1)
Fiber kilometers ..................          2,030               16,595              190,583(2)
Number of Lucent and Nortel
class 5 switches ..................              1                    1                    5
Number of buildings connected .....              8                   40                1,569
Number of employees ...............             51                  168                  987

----------

(1) Equivalent to approximately 5,930 route miles. Route miles equals the number of miles of the telecommunications path in which we own or lease installed fiber-optic cable.

(2) Equivalent to approximately 118,422 fiber miles. Fiber miles equals the number of miles installed along a telecommunications path multiplied by the number of fibers along the path.

GROUP TELECOM RESULTS OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2000 COMPARED TO YEAR ENDED SEPTEMBER 30, 1999

    REVENUE. We generate most of our revenue by providing data and voice services over our local network to end-user customers and charging access fees to long distance providers who make use of our local network for their voice and data transmissions. Our major sources of revenue are:

    o   monthly access and usage fees;

    o telecommunications service fees which we earn by connecting our customers to our network;

    o   sales of our data, Internet application and voice services to customers;
        and

    o installation of our customers' equipment at our site to connect them directly to our network.

    We also earn one time charges for installation and activation of services as well as revenue from the resale of equipment to our customers and the installation of such equipment.

    Revenue for the year ended September 30, 2000 increased $70.5 million, or 2,608%, to $73.3 million compared to $2.7 million for the year ended September 30, 1999, due to the addition of new customers and new services and inclusion of the customer base we acquired from Shaw Fiberlink, Moffat Communications and Cable Atlantic. We expect to maintain a 20% growth quarter over quarter in the upcoming year. In the years to come, our expansion strategy is to achieve a significant penetration of the Canadian business telecommunications market, including the small and medium enterprise sector.

    In fiscal 2000, data revenue accounted for 84.5% of our total revenue, while voice accounted for 14.5% and applications for 1%. Data ports and private lines provisioned grew from 134 in the first quarter to 5,206 in the fourth quarter and from 259 to 38,879, respectively. Growth in our data revenue was achieved by providing Internet gateway and LAN/WAN extension services, as well as voice and application services, in bundled product offerings to meet each client's requirements.

    Voice revenue increased during the year, as a result of provisioned access lines growing from 7,357 in the first quarter to 36,516 in the fourth quarter. In addition, the percentage of on-net access lines dramatically increased from fewer than 5% as at September 30, 1999 to 62% as at September 30, 2000 contributing to an improvement in our gross margin as described below.

    COST OF SERVICES. Our cost of services consists of network operating costs which include:

    o   the costs to install, monitor and repair our network;

    o   termination and unbundled network element charges;

    o charges from long distance carriers for resale of long distance services;

    o salaries and benefits associated with network operations as well as our customer service personnel;

    o   charges for our redundant connection to the Internet;

    o   leased fiber costs; and

    o building access fees and municipal access fees paid to civic authorities and others for use of rights of way.

    Cost of services for the year ended September 30, 2000 increased $49.5 million, or 2,739%, to $51.3 million compared to $1.8 million for the year ended September 30, 1999. The increase was due to a corresponding increase in revenue. For the year ended September 30, 2000, we achieved a gross margin level of 30%. We expect continued improvement in gross margins in the coming year.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Our selling, general and administrative expenses consist primarily of:

    o   promotions;

    o   advertising, travel and entertainment costs;

    o compensation to sales representatives, administrative, marketing, financial and executive personnel;

    o   recruiting costs;

    o   corporate administration costs;

    o   legal, accounting and other professional fees;

    o   office related expenses; and

    o   bad debts.

    Selling, general and administrative expenses increased $90.7 million, or 888%, to $101.0 million for the year ended September 30, 2000 compared to $10.2 million for the year ended September 30, 1999. During the year ended September 30, 2000, we undertook a significant national expansion, implemented back office and operational support systems, and hired over 800 employees to execute these directives. Accordingly, the majority of our selling, general and administrative expenses relate to compensation, advertising, facility and travel costs incurred. In the coming year, we expect to leverage off and realize the benefits from our established infrastructure as we continue to grow our business.

    AMORTIZATION. Amortization for the year ended September 30, 2000 increased $42.1 million, or 4,948%, to $43.0 million compared to $0.9 million for the year ended September 30, 1999 due to an increase in property, plant and equipment resulting from our acquisitions and the deployment of our network.

    INTEREST. Interest income resulted from investment of cash reserves from debt and equity offerings. Interest income for the year ended September 30, 2000 was $22.2 million compared to $0.9 million for the year ended September 30, 1999.

    Interest expense resulted from interest and financing charges related to our long-term debt. Interest expense for the year ended September 30, 2000 was $85.8 million compared to $0.5 million for the year ended September 30, 1999. Of our available financing, we have utilized $100 million of secured bank financing and $185.4 million of vendor financing. In addition, $662.7 million of senior discount notes are also outstanding. The senior discount notes incur interest at an effective rate of 14.9% while the bank financing has been structured as floating interest rate debt with the interest rate fixed in six-month intervals using bankers acceptances and term loans. The vendor facilities bear interest at a floating rate plus a margin ranging from 2 to 4.25%. As we continue our network expansion in 2001, our interest expense is expected to increase as we incur interest on the current utilization of our financing for a full year and incur additional interest charges through drawing down future amounts of our available financing.

    FOREIGN EXCHANGE GAIN. A net foreign exchange gain of $9.3 million was incurred for the year ended September 30, 2000 due to our significant U.S. dollar cash position and the devaluation of the Canadian dollar. Foreign exchange gains and losses associated with U.S. dollar denominated long-term debt are deferred and amortized over the life of the financing arrangement.

    TAXES. We have not generated any taxable income to date and therefore have not accrued any income tax expense. In the year ended September 30, 2000, a net recovery of $38.5 million of future income taxes was recorded in order to recognize the tax benefit from operating loss carryforwards to the extent of existing temporary differences arising from the Shaw FiberLink and Cable Atlantic acquisitions.

    LOSS. As a result of the above, the loss before income taxes for the year ended September 30, 2000 was $176.5 million compared to $9.8 million for the year ended September 30, 1999, representing an increase of 1,700%.

    EBITDA AND CASH FLOW FROM OPERATIONS. For the year ended September 30, 2000, we experienced a negative EBITDA of $56.8 million, representing a significant increase over the previous year negative EBITDA of $8.4 million as a result of our expansion strategies. Cash flow used in operating activities were $49.2 million in the year ended September 30, 2000 and $9.0 million in the year ended September 30, 1999. Based on our current funded business plan, we are projecting to reach a positive EBITDA in the second half of 2002.

    EBITDA is a financial metric used by substantially all investors to compare companies in the telecommunications industry on the basis of operating results, asset value and the ability to incur and service debt. It is not intended to represent results of operations or cash flow results in accordance with Canadian generally accepted accounting principles. EBITDA may not be comparable to similarly titled amounts reported by other companies.

YEAR ENDED SEPTEMBER 30, 1999 COMPARED TO YEAR ENDED SEPTEMBER 30, 1998

    REVENUE. Revenue for the year ended September 30, 1999 increased $0.9 million, or 48%, to $2.7 million compared to $1.8 million for the year ended September 30, 1998, due to a larger number of customers and new services being provided. Approximately 72% of our revenue for the year ended September 30, 1999 was from recurring sources as compared to 63% for 1998. Our recurring revenue was primarily from the sale of access and usage of our network.

    COST OF SERVICES. Cost of services for the year ended September 30, 1999 increased $0.7 million, or 60%, to $1.8 million compared to $1.1 million for the year ended September 30, 1998. The increase was due to corresponding increase in revenue and change in product mix which resulted in lower margins.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $7.2 million, or 236%, to $10.2 million for the year ended September 30, 1999 compared to $3.0 million for the year ended September 30, 1998 due to an increase in salaries due to increased headcount, a national marketing launch and increased need for office space and related costs.

    AMORTIZATION. Amortization for the year ended September 30, 1999 increased $597,961, or 234%, to $852,539 compared to $254,578 for the year ended September 30, 1998 due to an increase in property, plant and equipment available for commercial service.

    INTEREST INCOME AND FINANCE CHARGES. Interest income for the year ended September 30, 1999 was $465,913 as compared to interest expense of $89,188 for the year ended September 30, 1998. Interest income resulted from investment of cash reserves from private equity offerings. This was partially offset by increases in interest expense on long-term debt and financing charges related to vendor financings.

    TAXES. We have not generated any taxable income to date and therefore have not accrued any income tax expense. We have accrued a provision for large corporations tax for September 30, 1999, of $165,000. As of September 30, 1999, we had an aggregate of approximately $13.1 million of non-capital loss carry forwards, of which $326,000 expire by 2003. We currently have no capital losses. Non-capital losses can be carried forward 7 years and carried back 3 years.

    LOSS. As a result of the above, the loss before income taxes for the year ended September 30, 1999 was $9.8 million compared to $2.4 million for the year ended September 30, 1998, representing an increase of 302%.

    EBITDA AND CASH FLOW FROM OPERATIONS. For the period ended September 30, 1999, we incurred a negative EBITDA of $8.4 million, representing a significant increase over the previous year negative EBITDA of $2.3 million as a result of our expansion strategies. Cash flows used in operating activities were $9.0 million in the year ended September 30, 1999 and $1.4 million in the year ended September 30, 1998.

LIQUIDITY AND CAPITAL RESOURCES

    We have incurred significant operating and net losses and expect that such losses will continue as we develop, construct and expand our network and our operations and build our customer base. The cash provided by our operations will not be sufficient to cover these operating and net losses as we construct and expand our network.

    Our cash expenditures for property, plant and equipment for the year ended September 30, 2000 were $153.6 million compared to $8.5 million for the year ended September 30, 1999, and were related to the purchase and construction of switching and data networking equipment, construction of our fiber-optic infrastructure and central office and data hub facilities, transmission equipment and co-location facilities and construction and implementation of our back office systems. As a result of our own, build and acquisition strategy, we expanded our network from 16,595 fiber kilometers as at September 30, 1999 to 190,583 fiber kilometers as at September 30, 2000 and increased the number of buildings connected to our network from 40 to 1,569 in the same period. In 2001 and as part of our fully funded business plan, we will continue to make capital expenditures as we expand the reach of our network to target markets. We expect to grow our network to include over 500,000 fiber kilometers by September 30, 2001.

    At September 30, 2000, our current assets were $500.4 million and our current liabilities were $116.3 million, giving us a working capital of $384.1 million compared to $47.9 million at September 30, 1999. Cash and cash equivalents at September 30, 2000 were $444.0 million compared to $59.9 million at September 30, 1999.

    As of September 30, 2000, we had approximately $953.3 million of long-term debt outstanding. In addition, we could incur an additional $528.3 million under our senior bank debt and our vendor facilities with Cisco and Lucent, assuming we could incur debt in compliance with covenants set forth in these facilities.

    Cash used in operating activities for the year ended September 30, 2000 was $49.2 million, most of which came from our net loss of $138.0 million, partially offset by an increase in items not affecting cash, such as amortization, non-cash interest expense and recovery of future income taxes, and changes in working capital. At September 30, 2000, we held $123.2 million of our cash and cash equivalents in Canadian funds and $213.3 million in U.S. funds ($320.8 million expressed in Canadian funds).

    From our inception in April 1996 until May 1999, we funded our capital expenditures and operating losses through private placements of our equity and debt.

    In May and July, 1999

    o we raised approximately $41.5 million from a private placement of series A first preference shares to affiliates of Goldman Sachs, CIBC World Markets, National Bank Financial Capital Corp. and MGN Opportunity Group LLC. In August 1999, we raised an additional $28.8 million, $25.9 million of which came from the exercise of options held by these private equity investors resulting in the issuance of 13,833,335 series A first preference shares.

    o we entered into a credit facility with Lucent which provided for an initial commitment of US$40 million and which is available until May 28, 2001. The facility is to finance the purchase of equipment and services from Lucent to be used in our network.

    o we signed a credit agreement with Cisco pursuant to which we can borrow from Cisco up to US$15 million to finance our purchase and installation of Cisco networking hardware and software. The funds under this credit agreement are available until July 28, 2001 and bear interest at a rate of 12% per year.

    In February, 2000

    o we issued 855,000 units, consisting of US$855,000,000 of 13 1/4% senior discount notes and warrants to purchase 4,198,563 of our class B non-voting shares for net proceeds to us of US$436,900,000;

    o we entered into an agreement with Lucent which will allow us to finance up to US$315 million of switches, fiber and related electronic equipment and engineering and installation services purchased from Lucent over a three year period from the initial drawdown; and

    o we entered into an agreement with several banks under which they will provide a $220 million committed bank facility.

    In September, 2000 we entered into a credit agreement with Cisco pursuant to which we can finance up to $120 million of telecommunications equipment and services purchased from Cisco over a two year period.

    We are not required to begin repaying any of our funding obligations until 2003. Interest on the senior discount notes is deferred until 2005 with payment of the deferred interest and principal due in 2010. After 2005, interest on the senior discount notes is payable semi-annually. The term portion of the senior bank facility is repayable in annual increments ranging from 5% to 10% between 2003 and 2005, with a final repayment of 75% of the principal in 2006. The vendor facilities are with two of the world's leading telecommunication equipment suppliers, Lucent Technologies Inc. and Cisco Systems Inc. One requires quarterly installments of 1.25% beginning in 2003 with 75% of the principal in 2008 and the other requires annual installments ranging from 5% to 20% between 2003 and 2006 with final repayments of 55% in 2007. These repayment terms are providing us with the flexibility to focus on the growth of our business which we expect will generate the funds required to service our long- term debt.

    We completed our initial public offering on March 15, 2000 with the issuance of 20,700,000 of our class B non-voting shares at a price of US$14 per share. The initial public offering resulted in aggregate net proceeds to us of US$268,100,000.

    Our funding has provided us with the stability and the resources to finance our growth. As at September 30, 2000, we had available approximately $1 billion in funding to fully fund our business plan to 2004, consisting of $444 million cash on hand, $415 million in available vendor financing and $120 million in available senior bank financing.

    In February 2000, we acquired the business of Shaw FiberLink for $360 million in cash and the issuance of 27.1% of our fully-diluted equity. We funded the cash portion of our acquisition of the business of Shaw FiberLink by borrowing $100 million under our bank facility and by using $260 million of the net proceeds from the issuance of our units. In April 2000, we acquired the business of Videon FiberLink from Moffat Communications for $68 million in cash and 1,667,000 of our class B non-voting shares. In May 2000, we acquired and will acquire fiber and dedicated fiber-optic capacity from 360networks for an initial cash payment of approximately $32 million and total future payments of $330 million. We have options to acquire from 360networks further fiber and dedicated fiber-optic capacity. In July 2000, we acquired from Cable Atlantic its competitive local exchange carrier and commercial telecommunications operations for $15 million in cash, 1,740,196 of our class B non-voting shares and a cash payment equal to the value of the net working capital of the acquired business on the closing date. In October 2000, we signed a term sheet with C1 Communications to acquire all of its Atlantic Canada business and assets in exchange for the issuance of 2,372,000 class B non-voting shares and the assumption of certain liabilities. The transaction is subject to obtaining certain approvals.

    We believe that the remaining net proceeds of our unit offering, additional borrowing under our Lucent and Cisco vendor facilities, our bank facility and the net proceeds of our initial public offering of class B non-voting shares will be sufficient to fully fund our business plan to 2004. The extent of additional financing required, if any, will depend upon the rate of our expansion and the success of our business. Consistent with our business strategy, we continually consider acquisition opportunities that will enhance our business. There can be no assurance that additional financing will be available to us or, if available, that it can be obtained on acceptable terms or within the limitations contained in our existing financing agreements.

    In the event that our plans change, the assumptions upon which our plans are based prove inaccurate, we expand or accelerate our business plan or we complete acquisitions, the foregoing sources of funds may prove insufficient to fully fund our business plan and we may be required to seek additional financing sooner than we currently expect. Additional sources of financing may include public or private equity or debt financings, capital and operating leases and other financing arrangements. To the extent sufficient funding is not available we may limit which markets we enter into and the degree to which we penetrate a particular market.

    We can give no assurance that additional financing will be available to us or, if available, that it can be obtained on a timely basis and on acceptable terms or within the limitations contained in our financing arrangements. Failure to obtain such financing could result in the delay or abandonment of some or all of our development and expansion plans and expenditures, which would harm our financial condition and operating results. Such a failure could also limit our ability to make principal and interest payments on our indebtedness. We cannot assure you that financing, if required, will be available in the future or that, if such financing were available, it would be available on terms and conditions acceptable to us.

    Our revenue is generated primarily in Canadian dollars, while substantial amounts of our current and future liabilities, including interest and principal obligations on our long-term debt, are and will be payable in U.S. dollars. As at September 30, 2000, we had entered into certain cross currency swaps to hedge approximately 57% of our outstanding U.S. dollar denominated debt. Based on our September 30, 2000 balances, a 1 percent change in the foreign currency exchange rate between the Canadian and U.S. dollar would have an impact of $3.8 million on the unhedged portion of our long-term debt. Any substantial increase in the U.S. dollar relative to the Canadian dollar could affect our results of operations and our ability to meet our future payment obligations on our debt.

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT


Each director is generally elected by a vote at the annual meeting of shareholders and serves for a term of one year. Each executive officer will serve until his or her successor is elected or appointed by the board of directors or his or her earlier removal or resignation from office. There are no family relationships between any of our executive officers and our directors.

NAME                                   POSITION                                                                AGE
----                                   --------                                                                ---
MICHAEL ABRAM                          Director                                                                48
Calgary, Alberta
MICHAEL D'AVELLA(3)                    Director                                                                42
Calgary, Alberta
GEORGE ESTEY                           Director                                                                44
Toronto, Ontario
ROBERT R. GHEEWALLA(1)(3)              Director                                                                33
New York, New York
LEO J. HINDERY                         Director                                                                53
Hillsborough, California
P. KENNETH KILGOUR(1)(2)               Director                                                                40
Toronto, Ontario
JAMES M. MANSOUR(1)(2)                 Director and Chair of Executive Committee                               41
Austin, Texas
JAMES G. MATKIN(2)(3)                  Chairman and Director                                                   57
Vancouver, British Columbia
DANIEL R. MILLIARD(1)                  Chief Executive Officer and Director                                    53
Couldersport, Pennsylvania
JIM SHAW(1)                            Director                                                                43
Calgary, Alberta
ROBERT G. WOLFE(1)                     President, Chief Operating Officer and Director                         44
Toronto, Ontario
STEPHEN H. SHOEMAKER                   Executive Vice-President and Chief Executive Officer                    39
Toronto, Ontario
ERIC A. DEMIRIAN                       Executive Vice-President, Corporate Development                         42
Toronto, Ontario
MICHAEL A. AYMONG                      Executive Vice-President, Marketing and Sales                           36
Toronto, Ontario
ROBERT WATSON                          Executive Vice-President, Carrier Services                              52
Toronto, Ontario
ROBERT M. FABES                        Senior Vice-President, General Counsel and Corporate Secretary          39
Toronto, Ontario
ASHOK BHATT                            Senior Vice-President, Engineering                                      54
Toronto, Ontario
ANDREW J. CSINGER                      Senior Vice-President, Systems Services                                 37
Toronto, Ontario
STEVEN L. KOLES                        Senior Vice-President, Marketing                                        30
Toronto, Ontario
C. WILLIAM RAINEY                      Senior Vice-President, Sales                                            47
Toronto, Ontario

MALCOLM RODRIGUES(4)                   Senior Vice-President, National Operations                              33
Toronto, Ontario
PATRICIA A. SALTYS(5)                  Vice-President, Finance                                                 36
Vancouver, B.C.

(1)      Member of Executive Committee
(2)      Member of Audit Committee
(3)      Member of Compensation Committee
(4)      Resigned effective February 2001
(5)      Resigned effective December 2000

    JAMES G. MATKIN Mr. Matkin has been the chairman of the board since September 1997. Mr. Matkin is the chief executive officer of the Law Society of British Columbia. With over 9,000 members, the Law Society is the governing body for the British Columbia legal profession. Mr. Matkin has extensive experience in law, government and business. He is a public policy practitioner and a Harvard Law School graduate who began his legal career on Wall Street in New York City before clerking with Mr. Justice Martland of the Supreme Court of Canada. A former director of the Bank of Canada, Mr. Matkin currently serves on the boards of several public and private organizations, including the Provincial Chair of the Council for Canadian Unity. As president of the Business Council of British Columbia for 10 years (1983-93), Mr. Matkin has represented more than 150 of the largest companies in Canada in their business-government relations.

    JAMES M. MANSOUR Mr. Mansour has been a director since April 1998. Mr. Mansour is former President and owner of National Telecommunications of Florida, a long distance carrier providing voice and data telecommunications services to businesses in 32 states which he sold in 1998 to Inter Media Communications, Inc. Prior to that time, Mr. Mansour founded and ran National Telecommunications of Austin, one of the largest regional long distance carriers in the United States, which he sold to WorldCom in March of 1991. In addition, Mr. Mansour currently serves on the Board of Netpliance, a company providing high-speed Internet access services. Mr. Mansour holds a Juris Doctorate degree from Tulane Law School and is a certified public accountant.

    DANIEL R. MILLIARD Mr. Milliard has been our chief executive officer and a director since September, 1999. Mr. Milliard was most recently senior vice president and secretary of Adelphia Communications and vice chairman and president of Hyperion Communications. Prior to that time, Mr. Milliard was the first president and chief operating officer of Hyperion Communications, led the company from its inception and was instrumental in growing it to become a national competitive local exchange carrier. He also served as vice president, secretary and/or general counsel of Adelphia. Mr. Milliard graduated from American University in 1970 with a Bachelor of Science degree in Business Administration. He received an M.A. degree in Business from Central Missouri State University in 1971, where he was an instructor in the Department of Finance, School of Business and Economics, from 1971 to 1973. Mr. Milliard received his Juris Doctor degree from the University of Tulsa School of Law in 1976. Mr. Milliard is a director of Charles Cole Memorial Hospital.

    ROBERT G. WOLFE Mr. Wolfe has been a director and our president since February 1999. Prior to joining us, Mr. Wolfe served as chief financial officer of Trillium Corporation, an international investment company. In addition, he has significant experience in senior corporate finance positions with Goldman Sachs. Mr. Wolfe held three overseas posts for Goldman Sachs in London, Tokyo and Hong Kong. Mr. Wolfe graduated from Washington State University and holds an MBA from Pacific Lutheran University.

    STEPHEN H. SHOEMAKER Stephen joined us as executive vice president and chief financial officer in December 1999. Before joining us, Mr. Shoemaker held several senior managerial positions at Qwest Communications, most recently as vice president, treasurer. Prior to Qwest Communications, Stephen was the vice president, corporate finance for Host Marriott Services Corporation. Mr. Shoemaker has a B.S. Commerce, concentration in Accounting from the University of Virginia. He is a certified public accountant, a member of the Treasury Management Association and also a member of the AICPA.

    ERIC A. DEMIRIAN Eric joined us as executive vice president, corporate development, in January 2000. Prior to joining us, Mr. Demirian was a partner with PricewaterhouseCoopers and was the head of the Canadian information and communications group. Mr. Demirian has a Bachelor of Business Management degree from Ryerson University and both Certified General Accountant and Chartered Accountant designations. He is a member of the Treasury Management Association and is a past Director and Treasurer of the Parkinson Foundation of Canada.

    MICHAEL A. AYMONG Mr. Aymong has been our executive vice president, marketing and sales since June 1999. Prior to his present position, he served as acting vice president, marketing and sales support for TELUS in Calgary. In this position, he managed the marketing efforts during TELUS' merger with BC Tel. Before joining TELUS, Mr. Aymong was director of operations of the former MetroNet. Mr. Aymong holds an MBA from the University of Western Ontario. He is also on the board of directors for the Muttart Art Gallery, Vicom Communications and Big Picture Technologies and participates in several other community and business organizations.

    ROBERT C. WATSON Mr. Watson has been our executive vice president, carrier services since February 2000. Mr. Watson was most recently president of Shaw FiberLink. Prior to that time, Mr. Watson was president and chief executive officer of ACC Telenterprise. Before then, he was executive vice president and country manager for Cable & Wireless Inc. Mr. Watson is a graduate in Electronic Technologies from Ryerson Polytechnical University.

    ROBERT M. FABES Mr. Fabes has been our general counsel and corporate secretary since June 21, 1999. Prior to joining us, he practiced in the area of corporate finance with Goodman Phillips & Vineberg, Vancouver, our primary outside legal counsel. Mr. Fabes received his law degrees from McGill University in 1992 and is a member of both the British Columbia and Quebec law societies.

    ASHOK BHATT Mr. Bhatt has been our senior vice president, engineering since February 2000. Mr. Bhatt brings to our company more than 30 years of experience both at national and international levels in all aspects of network services (technology, engineering, and operations). Prior to joining us, Mr. Bhatt held a senior management consulting position for strategic planning with Bell Canada International and also held several senior management positions at

Bell Sygma and Bell Canada. Mr. Bhatt received his Masters of Engineering degree from the Technical University of Nova Scotia and is a member of the Association of Professional Engineers of Ontario.

    ANDREW J. CSINGER Dr. Csinger has been our senior vice president, systems services since January 1999. Dr. Csinger was most recently the president of Xcert Software Inc., which he founded in 1996 to develop the emerging public key infrastructure product. Prior to that time, Dr. Csinger was founding president of InterSpect Systems Consulting, successfully implementing many Internet security projects for clients including the U.S. Food and Drug Administration and the Government of Canada. Before then, Dr. Csinger had various positions in software engineering and electromagnetic design. Dr. Csinger holds a PhD in Computer Science from the University of British Columbia.

    STEVEN L. KOLES Mr. Koles joined us in May 1999. Prior to joining us, Mr. Koles held several management positions at TELUS, most recently as assistant vice president of internetworking services, where he focused on national expansion strategies. He was also one of the founding team members of TELUS Advanced Communications - an enhanced data communications and business Internet applications service provider. Mr. Koles also serves on the boards of the Canadian Association of Internet Providers, CA*net's advisory committee and Netera Alliance's board and executive committee. Mr. Koles has a Bachelor of Commerce from the University of Alberta and has completed the Executive Management Program at the University of Western Ontario.

    C. WILLIAM RAINEY Mr. Rainey joined us in May, 1999. Mr. Rainey has over 20 years of sales and marketing experience in the high tech, finance and telecommunications industries. After receiving a Bachelor of Science degree from the University of Alberta he joined Xerox Canada and held numerous sales, marketing, education and consulting management positions over 10 years. During his 5 years with Royal Trust he led the sales and marketing efforts for investments and lending in Western Canada for 3 years and then spent 2 years in the Toronto head office in senior sales and marketing management positions. Mr. Rainey left TELUS' data company, TELUS Advanced Communications, as Assistant Vice President after 6 years with TELUS. During his tenure at TELUS he completed the Executive Management Program at Queens University.

    MICHAEL ABRAM Mr. Abram has been a director since March 23, 2000. Mr. Abram is President of Shaw Ventures, the investment division of Shaw Communications Inc. Prior to joining Shaw, Mr. Abram was the President of a national office solutions company in Canada. Mr. Abram is a graduate of the University of Calgary.

    MICHAEL D'AVELLA Mr. D'Avella joined us as a director in February 2000. Mr. D'Avella is the senior vice president of planning for Shaw Communications and has served in this position since 1991. He has previously held senior positions with the Canadian Cable Television Association and business development positions with Telesat Canada. Mr. D'Avella is also a director of Terayon Communications Systems Inc. (a provider of broadband access systems) and Canadian Satellite Communications (Cancom). Mr. D'Avella is a graduate of the University of Toronto with a B.A. in economics and planning.

    GEORGE ESTEY Mr. Estey joined us as a director in February 2000. Mr. Estey is the Chairman of Goldman Sachs Canada. Prior to this, he was involved in various roles within Goldman, Sachs & Co.'s Investment Banking Division since joining the firm in 1987. Mr. Estey was also a consultant with McKinsey & Co. Mr. Estey holds an MBA from the Harvard Graduate School of Business Administration and a B.Sc. from the University of New Brunswick.

    LEO J. HINDERY, JR. Mr. Hindery has been a director since March 23, 2000. Mr. Hindery is currently chairman and chief executive officer of GlobalCenter Inc., the Internet commerce services subsidiary of Global Crossing (from March 2000 until October 2000, he was also, on an interim basis, chief executive officer of Global Crossing Ltd.). Prior to joining Global Crossing and GlobalCenter, Mr. Hindery was president and chief executive officer of AT&T Broadband & Internet Services and president and chief executive officer of its predecessor company, Tele-Communications, Inc. (TCI). From 1988 to 1997, Mr. Hindery was the founder and managing general partner of InterMedia Partners, the ninth largest multiple cable system operator in the United States. Prior to this, Mr. Hindery was chief officer for planning and finance of The Chronicle Publishing Company, and chief financial officer and managing director of Becker Paribas, Inc. Mr. Hindery holds an MBA from Stanford University and an honors degree from Seattle University and is a member of the Stanford Business School Advisory Council. He is a director of Tanning Technology Corp., TD Waterhouse Group, Inc. Telocity, Inc. and Vertical Net, Inc.

    P. KENNETH KILGOUR Mr. Kilgour has been a director since May 1999. Mr. Kilgour is managing director and head of CIBC Capital Partners. Prior to joining CIBC Capital Partners in 1989, Mr. Kilgour was senior manager, corporate finance of Canadian Imperial Bank of Commerce, which he joined in 1982. Mr. Kilgour holds an MBA from the University of Toronto and a B.Sc. (Applied Science) from Queen's University.

    ROBERT R. GHEEWALLA Mr. Gheewalla has been a director since May 1999. Mr. Gheewalla is a vice president in the principal investment area at Goldman Sachs. He received an MBA from Harvard Business School, an MS from The London School of Economics while on a Fulbright Scholarship, and a BS from Tufts University. Mr. Gheewalla currently serves as a board member for 360networks Inc., Diginet Americas, Digital Access and North American RailNet.

    JIM SHAW Mr. Shaw joined as a director in December 1999. Mr. Shaw has been president and chief executive officer of Shaw Communications since 1998. Prior to this, Mr. Shaw held various senior management positions at Shaw Communications. Mr. Shaw is also chairman of the Canadian Cable Television Association (CCTA) and a director of: CableLabs, a North American cable television research organization; the At Home Corporation; Canadian Satellite Communications Inc. and @Home Canada.

AMENDED AND RESTATED SHAREHOLDERS' AGREEMENT Pursuant to an amended and restated shareholders' agreement dated February 16, 2000, shareholders of the Company holding approximately 95.5% of the Class A Voting Shares at the date of this Circular, agreed to vote all shares of the Company owned by them in favor of the election of the directors designated by each of Shaw FiberLink Ltd. ("Shaw FiberLink"), certain affiliates of The Goldman Sachs Group Inc. ("GSCP"), Canadian Imperial Bank of Commerce ("CIBC"), the nominating committee of the Company (the "Nominating Committee") and members of management of the Company. Shaw FiberLink designated Messrs. D'Avella, Abram and Shaw; GSCP designated Messrs. Estey, Gheewalla and Matkin; CIBC designated Mr. Kilgour; the Nominating Committee designated Messrs. Mansour and Hindery; and management of the Company designated Messrs. Milliard and Wolfe.

B.       COMPENSATION

    We paid the following compensation during the year ended September 30, 2000 to our executive officers:

                                               ANNUAL COMPENSATION                            LONG-TERM COMPENSATION
                                    ---------------------------------------   ----------------------------------------------------
                                                                                         AWARDS              PAYOUTS
                                                                              ----------------------------   -------
                                                                                SECURITIES     RESTRICTED
                                                                                  UNDER         SHARES OR
                                                               OTHER ANNUAL      OPTIONS       RESTRICTED     LTIP     ALL OTHER
NAME AND PRINCIPAL POSITION          SALARY         BONUS      COMPENSATION      GRANTED       SHARE UNITS   PAYOUTS  COMPENSATION
---------------------------        ---------    -------------  ------------   ---------------  -----------   -------  ------------
                                      ($)           ($)            ($)              (#)            ($)         ($)        ($)

Daniel R. Milliard.........        $ 416,700    800,000(6)     209,725(2)     175,000               -           -          -
(Chief Executive Officer                                                      Class B(6)
and Director)
Robert G. Wolfe............        $ 358,300    560,000(5)(6)  14,903(3)      100,000               -           -          -
(President, Chief Operating                                                   Class B(6)
Officer and Director)
Stephen H. Shoemaker.......        $ 180,700    225,000           -           460,000 Class B       -           -          -
(Executive Vice President
and Chief Financial
Officer)
Eric A. Demirian...........        $ 167,200    200,000         6,200(4)      440,000 Class A       -           -          -
(Executive Vice President,
Corporate Development)
Michael A. Aymong..........        $ 173,500    215,000           -           260,000 Class A       -           -          -
(Executive Vice President,
Marketing and Sales)
Robert Watson..............        $ 150,000    150,000        15,000(7)(8)   340,000 Class A       -           -          -
(Executive Vice President,
Carrier Services)
Marek K. Wieckowski(1).....        $ 173,600     90,000           -             -                   -           -          -
(Executive Vice President,
Network Services)
Robert M. Fabes............        $ 132,500     61,250           -           105,000 Class A       -           -          -
(Senior Vice President,
General Counsel and
Corporate Secretary)
Ashok Bhatt................        $  90,700     32,667           -            90,000 Class A       -           -          -
(Senior Vice President,
Engineering)
Andrew J. Csinger..........        $ 140,000     67,000           -            50,000 Class A       -           -          -
(Senior Vice President,
Systems Services)
Steven L. Koles............        $ 143,100     66,333         4,400(9)       77,000 Class A       -           -          -
(Senior Vice President,
Marketing)
C. William Rainey..........        $ 144,800     51,612         9,200(8)(10)   87,000 Class A       -           -          -
(Senior Vice President,
Sales)
Malcolm Rodriguez(11)......        $  86,800     27,800           -            91,000               -           -          -
(Senior Vice President,                                                        Class A(12)
National Operations)
Patricia A. Saltys(13).....        $ 124,800     60,750           -            20,000 Class A       -           -          -
(Vice President, Finance)

----------

(1)   Resigned effective April 30, 2000.

(2) Includes imputed interest of $209,725 accrued, at the effective federal interest rate of the Internal Revenue Code, on an option exercise loan for an aggregate amount of $4 million and on housing loan of approximately $1 million to Daniel R. Milliard.

(3) Includes imputed interest of $14,903 accrued, at the effective federal interest rate of the Internal Revenue Code, on an option exercise loan of $312,500 to Robert G. Wolfe.

(4) Includes imputed interest of $6,200 accrued, at the prescribed interest rate of the Canada, Customers and Revenue Agency, on a loan for an aggregate amount of $190,000 to Eric A. Demirian.

(5) The Company also paid $250,000 during the fiscal year ended September 30, 2000, representing a bonus awarded during the fiscal year ended September 30, 1999.

(6)   Subject to board ratification.

(7) Includes imputed interest of $1,250 accrued, at the prescribed interest rate of the Canada, Customs Revenue Agency, on a housing loan of $250,000 to Robert Watson.

(8) Includes $13,750 paid to Robert Watson and $7,400 paid to C. William Rainey for auto allowances.

(9) Includes imputed interest of $4,400 accrued, at the prescribed interest rate of the Canada, Customs Revenue Agency, on a housing loan of $200,000 to Steven L. Koles.

(10) Includes imputed interest of $1,800 accrued, at the prescribed interest rate of the Canada, Customs and Revenue Agency, on a housing loan of $275,000 to C. William Rainey.


(11)  Resigned effective February 16, 2001.


(12) 67,314 options for class A voting shares subsequently cancelled upon resignation.


(13)  Resigned effective December 31, 2000.


EXECUTIVE COMPENSATION

    At September 30, 2000, we had thirteen executive officers. At September 30, 2000, aggregate cash compensation of $1,242,000 was paid to our executive officers who were members of our board of directors, and $2,122,700 was paid to our other executive officers, including salaries, bonuses and other amounts paid by us. Under our arrangements with our directors and executive officers we have no obligations in respect of pension, retirement or similar benefits.

EQUITY INCENTIVE PLAN

    Our board of directors approved our employees' and directors' equity incentive plan effective as of September 1999. The equity incentive plan applies to our (and our affiliates) directors and employees who, in the judgment of our board of directors, will be largely responsible for our future growth and success. The equity incentive plan was approved by our shareholders in March 2000.

    The equity incentive plan is administered by our board of directors. Options can be exercised for our class A voting shares or our class B non-voting shares. The exercise price for any option granted under the equity incentive plan may not be less than 100% of the weighted average price of our class B non-voting shares on the Toronto Stock Exchange or Nasdaq National Market for the preceding five days of trading. Options are exercisable during a period established at the time of their grant provided that such period will expire no later than 10 years after the date of grant, subject to early termination of the option in the event the holder of the option dies or ceases to be a director or employee. No single participant, together with his or her associates, may be granted options which could result in the cumulative issuance to such persons of options to acquire our shares exceeding 5% of our shares outstanding immediately prior to the grant under the equity incentive plan. The number of our shares reserved for issuance pursuant to options granted to persons beneficially holding, together with their associates, in excess of 10% of our shares must not exceed 10% of our shares outstanding immediately prior to the grant under the equity incentive plan.

    We do not have any plans providing for pension, retirement or similar benefits. The compensation committee of our board has the discretion to approve bonus payments to all employees, including executive officers.

REMUNERATION OF DIRECTORS

    We currently have 11 directors. No compensation is paid to directors in their capacity as such.

We grant share options to our directors and reimburse them for their out of pocket expenses with respect to attendance at board meetings. We maintain $5,000,000 in directors' and officers' liability insurance.

OPTIONS

    At January 31, 2001, our directors and executive officers held the following options to purchase a total of 2,901,810 class A voting shares and a total of 1,823,200 class B non-voting shares:


                                                                                                       TOTAL NUMBER
                                         NUMBER                           EXERCISE                      OF SHARES
 NAME AND PRINCIPAL POSITION             GRANTED       DATE OF GRANT       PRICE      EXPIRY DATE      UNDER OPTION
------------------------------------    ----------     -------------      --------    -------------    ------------
James G. Matkin.....................     10,000        Nov. 18, 1997      $  0.50     May 31, 2001         190,000
Chairman and Director                    80,000        Nov. 18, 1997         0.50     May 31, 2001
                                        100,000(1)     Feb. 15, 2000         8.00     Feb. 15, 2005

James M. Mansour....................    150,000        Feb. 16, 1999         1.25     Feb. 16, 2004        650,000
Director and Chair of                   300,000        Apr. 23, 1999         1.50     Apr. 23, 2004
Executive Committee                     200,000(1)     Sep. 30, 1999         1.88     Sep. 30, 2004

Robert G. Wolfe.....................    500,000(1)     Apr. 1, 1999          1.50     Apr. 1, 2004         750,000
President, Chief Operating              250,000(1)     Nov. 11, 1999         3.00     Nov. 11, 2004
Officer and Director

Stephen H. Shoemaker................    400,000(1)     Dec. 16, 1999         3.00     Dec. 16, 2004        460,000
Executive Vice President and Chief       60,000(1)     Oct. 4, 2000         19.42     Oct. 4, 2005
Financial Officer

Eric A. Demirian....................    400,000        Dec. 16, 1999         3.00     Dec. 16, 2004        440,000
Executive Vice-President, Corporate      40,000        Oct. 4, 2000         19.42     Oct. 4, 2005
Development

Michael A. Aymong...................     90,000        July 15, 1999         1.50     July 15, 2004        352,200
Executive Vice President,               150,000        Dec. 16, 1999         3.00     Dec. 16, 2004
Sales and Marketing                      70,000        Feb. 9, 2000          1.50     Feb. 9, 2005
                                          2,200(1)     Aug. 22, 2000        20.40     Mar. 9/2001
                                         40,000        Oct. 4, 2000         19.42     Oct. 4, 2005

Robert Watson.......................    300,000        Feb. 9, 2000          8.00     Feb. 9, 2005         340,000
Executive Vice President                 40,000        Oct. 4, 2000         19.42     Oct. 4, 2005
Carrier Services

Robert M. Fabes.....................     15,000        July 15, 1999         1.50     July 15, 2004        124,600
Senior Vice President,                   40,000        Dec. 16, 1999         3.00     Dec. 16, 2004
General Counsel and                      30,000        Feb. 15, 2000         8.00     Feb. 15, 2005
Corporate Secretary                       4,600(1)     Aug. 22, 2000        20.40     Mar. 9. 2001
                                         35,000        Oct. 4, 2000         19.42     Oct. 4, 2005

Ashok Bhatt.........................     40,000        Feb. 15, 2000         8.00     Feb. 15, 2005         90,000
Senior Vice President,                   20,000        Feb. 15, 2000         8.00     Feb. 15, 2005
Engineering                              30,000        Oct. 4, 2000         19.42     Oct. 4, 2005

Andrew J. Csinger...................     95,000        Mar. 9, 1999          1.25     Sep. 30, 2003        145,000
Senior Vice President,                   25,000        Dec. 16, 1999         3.00     Dec. 16, 2004
Systems Services                         25,000        Oct. 4, 2000         19.42     Oct. 4, 2005

Steven L. Koles.....................     20,000        July 15, 1999         1.50     July 15, 2004        101,600
Senior Vice President,                   25,000        Dec. 16, 1999         3.00     Dec. 16, 2004
Marketing                                 7,000        Jan. 26, 2000         1.50     Jan. 26, 2005
                                         15,000        Feb. 15, 2000         8.00     Feb. 15, 2005
                                          4,600(1)     Aug. 22, 2000        20.40     Mar. 9, 2001
                                         30,000        Oct. 4, 2000         19.42     Oct. 4, 2005

C. William Rainey...................     20,000        July 15, 1999         1.50     July 15, 2004        108,800
Senior Vice President,                   40,000        Dec. 16, 1999         3.00     Dec. 16, 2004
Sales                                     7,000        Jan. 26, 2000         1.50     Jan. 26, 2005
                                         10,000        Feb. 15, 2000         8.00     Feb. 15, 2005
                                          1,800(1)     Aug. 22, 2000        20.40     Mar. 9, 2001
                                         30,000        Oct. 4, 2000         19.42     Oct. 4, 2005

Malcolm Rodrigues...................     20,350        Feb. 9, 2000          8.00     Aug. 31, 2001         23,686
Senior Vice President,                    3,336        Oct. 4, 2000         19.42     Aug. 31, 2001
National Operations

Patricia A. Saltys..................     30,000        Oct. 15, 1997         1.00     (2)                  149,124
Vice President, Finance                  44,124        Apr. 23, 1998         1.25     (2)
                                         55,000        Mar. 9, 1999          1.25     (2)
                                         20,000        Dec. 16, 1999         3.00     (2)

Michael Abram.......................    100,000        Feb. 15, 2000         8.00     Feb. 15, 2005        100,000
Director

Michael D'Avella....................    100,000        Feb. 15, 2000         8.00     Feb. 15, 2005        100,000
Director


George Estey........................    100,000        Feb. 15, 2000         8.00     Feb. 15, 2005        100,000
Director


Leo J. Hindery......................    200,000(1)     Feb. 15, 2000         8.00     Feb. 15, 2005        200,000
Director

Ken Kilgour.........................    100,000        Feb. 15, 2000         8.00     Feb. 15, 2005        100,000
Director

Robert Gheewalla....................    100,000(1)     Feb. 15, 2000         8.00     Feb. 15, 2005        100,000
Director

Jim Shaw............................    100,000        Feb. 15, 2000         8.00     Feb. 15, 2005        100,000
Director
                                                                                      Total:             4,725,010
                                                                                                         =========

----------
(1) These options entitle the holder to purchase class B non-voting shares.
(2) The later of June 30, 2001 and six months after the date the class A voting shares are listed on the TSE.

C.       BOARD PRACTICES

COMMITTEES OF THE BOARD OF DIRECTORS

    Our board of directors has three standing committees: an executive committee, an audit committee and a compensation committee. The executive committee consists of Messrs. Gheewalla, Kilgour, Mansour, Matkin, Milliard, Shaw and Estey, and, as a non-voting observer, Mr. Wolfe. A majority of the members of the audit committee are persons who are not our officers or employees or any of our affiliates. The audit committee, which consists of Messrs. Mansour, Matkin and Kilgour, selects and engages, on our behalf, the independent public accountants to audit our annual financial statements, and reviews and approves the planned scope of the annual audit. The compensation committee establishes remuneration levels for our senior officers. The compensation committee consists of Messrs. Matkin, D'Avella and Gheewalla.

EMPLOYMENT AGREEMENTS

    We have employment agreements or remuneration arrangements with all of our executive officers. Each agreement or arrangement provides for salary, benefits, bonuses and incentive stock option grants for the executive officer, and for compensation if his or her employment is terminated.

D.       EMPLOYEES

    As of September 30, 2000, we had 987 employees, of which 283 were sales and marketing, 117 were customer service, 508 were technical (network services), and 79 were administrative and corporate personnel. 130 of these employees were hired as a result of our acquisition of Shaw FiberLink. We hired 16 Videon FiberLink employees and hired 19 Cable Atlantic employees. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified employees. None of our employees is currently represented by a collective bargaining agreement. At September 30, 1999, we had 168 employees and at September 30, 1998, we had 51 employees. We believe we enjoy good relationships with our employees.

E.       SHARE OWNERSHIP

The following table sets for the direct and indirect share ownership of our directors and previously named executive officers at January 31, 2001 The number of shares beneficially owned by a person includes class A voting shares and class B non-voting shares subject to options held by that person. The class A voting shares and class B non-voting shares issuable under those options are treated as if they were outstanding for computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person.

                                  # OF CLASS A              # OF CLASS B           % OF OUTSTANDING       % OF OUTSTANDING
                                  VOTING SHARES           NON-VOTING SHARES         CLASS A VOTING        CLASS B NON-VOTING
           NAME                       HELD                      HELD                    SHARES                 SHARES
           ----                   -------------           -----------------        ----------------       ------------------

Michael Abram ..............        100,000(1)                    --                        .13%                --
Michael D'Avella ...........        100,000(2)                     375                      .13%               .001%
George Estey ...............        100,000(3)                    --                        .13%                --
Robert R. Gheewalla ........           --                      100,000(4)                   --                  .24%
Leo J. Hindery .............           --                      200,000(5)                   --                  .49%
P. Kenneth Kilgour .........        100,000(6)                    --                                            --
James M. Mansour ...........      1,238,887(7)                 248,874(8)                  1.56%                .60%
James G. Matkin ............        906,968(9)                 108,000(10)                 1.14%                .26%
Daniel R. Milliard .........           --                    1,528,000                      --                 3.71%
Jim Shaw ...................        100,000(11)                 40,000                      .13%                .10%
Robert G. Wolfe ............        140,000                  1,081,499(12)                  .18%               2.63%
Stephen H. Shoemaker .......           --                      470,000(13)                  --                 1.14%
Eric A. Demirian ...........        440,000(14)                   --                        .55%                --
Michael Aymong .............        525,000(15)                  2,200(16)                  .66%                .01%
Robert Watson ..............        340,000(17)                  4,600                      .43%                .01%
Robert M. Fabes ............        130,000(18)                  4,600(19)                  .16%                .01%
Ashok Bhatt ................         90,000(20)                   --                        .11%                --
Andrew J. Csinger ..........        177,666(21)                  2,600                      .22%                .01%
Steven L. Koles ............        137,000(22)                 11,130(23)                  .17%                .03%
C. William Rainey ..........        157,000(24)                  1,800(25)                  .20%               .004%
Malcolm Rodrigues ..........         23,686(26)                 20,000                      .11%                .05%
Patricia A. Saltys .........        194,124(27)                  4,600                      .24%                .01%

-----------
(1)  100,000 options for class A voting shares
(2)  100,000 options for class A voting shares
(3)  100,000 options for class A voting shares
(4)  100,000 options for class B non-voting shares
(5)  200,000 options for class B non-voting shares
(6)  100,000 options for class A voting shares
(7)  Includes 450,000 options for class A voting shares
(8)  Includes 200,000 options for class B non-voting shares
(9)  Includes 90,000 options for class A voting shares
(10) Includes 100,000 options for class B non-voting shares
(11) 100,000 options for class A voting shares
(12) Includes 750,000 options for class B non-voting shares
(13) Includes 460,000 options for class B non-voting shares
(14) 440,000 options for class A voting shares
(15) Includes 350,000 options for class A voting shares
(16) 2,200 options for class B non-voting shares
(17) 340,000 options for class A voting shares
(18) Includes 120,000 options for class A voting shares
(19) 4,600 options for class B non-voting shares
(20) 90,000 options for class A voting shares
(21) Includes 145,000 options for class A voting shares
(22) Includes 97,000 options for class A voting shares
(23) Includes options for 4,600 class B non-voting shares
(24) Includes options for 107,000 class A voting shares
(25) 1,800 options for class B non-voting shares
(26) 23,686 options for class A voting shares
(27) Includes 149,124 options for class A voting shares

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

    The following table sets forth, to our knowledge, information as of January 31, 2001, for (i) each person who beneficially owns 5% or more of our then issued and outstanding class A voting shares and (ii) all of our directors and executive officers as a group. The number of shares beneficially owned by a person includes class A voting shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, January 31, 2001. The class A voting shares issuable under those options are treated as if they were outstanding for computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person.

                                                                       PERCENTAGE OF
                                                      NUMBER OF         OUTSTANDING
                  NAME                              CLASS A SHARES     CLASS A SHARES
---------------------------------------             --------------     --------------
Shaw Communications ..............................    29,096,097            36.55
Goldman Sachs(1) .................................    18,999,999            23.86
Canadian Imperial Bank of Commerce ...............     7,500,000             9.42
Directors and executive officers (22 persons) ....     1,362,174             1.71

-------------
(1) As of January 31, 2001, Goldman Sachs also owned 11,000,002 class B non-voting shares, representing approximately 26.70% of the class B non-voting shares then issued and outstanding.

At January 31, 2001, approximately 31% of the holders of class A voting shares and approximately 41.5% of the holders of class B non-voting shares were located in the U.S.

B.       RELATED PARTY TRANSACTIONS

AGREEMENTS WITH OUR SHAREHOLDERS

    Affiliates of Goldman Sachs and CIBC Capital Partners participated in our series A first preference share offering in May 1999 and received options to purchase additional series A first preference shares at a price of $1.875 per share. These options were exercised in full in August 1999. Robert Gheewalla, one of our directors, is a vice president in the Principal Investment Area at Goldman Sachs. George Estey, another of our directors, is Chairman of Goldman Sachs Canada. Kenneth Kilgour, another of our directors, is managing director and head of CIBC Capital Partners. In addition, three of our directors are executive officers of Shaw Communications. These directors are Michael Abram, Michael D'Avella and Jim Shaw. In connection with our series A first preference share offering, on May 7, 1999, we entered into a shareholders' agreement with our shareholders, including the holders of all of our then outstanding series A first preference shares. On February 16, 2000, in connection with our acquisition of the business of Shaw FiberLink, we amended and restated this agreement to include Shaw Communications as a party. Eleven of our current directors and executive officers are signatories to the agreement.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth outstanding loans made by us to various directors and executive officers:

                                    INVOLVEMENT OF          LARGEST AMOUNT OUTSTANDING
NAME AND PRINCIPAL                    ISSUER OR                DURING LAST COMPLETED          AMOUNT OUTSTANDING AS AT
POSITION                              SUBSIDIARY                 FINANCIAL YEAR ($)             DECEMBER 31, 2000 ($)
------------------                  --------------          --------------------------        ------------------------

Daniel R. Milliard                      Lender                   4,673,280.21(1)(3)                4,740,668.88(1)
(Chief Executive
Officer, Director and
Director Nominee)
Robert G. Wolfe                         Lender                     317,581.46(3)                     318,414.79(2)
(President, Director and
Director Nominee)
Eric Demirian                           Lender                        190,000(4)                     156,667.67
(Executive Vice
President, Corporate
Development)
Robert Watson                           Lender                     502,136.99(5)(8)                  259,246.58
(Executive Vice
President, Carrier
Services)
C. William Rainey                       Lender                     276,826.51(6)(8)                  280,894.99
(Senior Vice-President,
Sales)
Steven Koles                            Lender                     204,438.36(7)(8)                  207,397.26
(Senior Vice-President,
Marketing)

(1) Option exercise loan dated September 1, 1999 to purchase 1,600,000 Class B Non-Voting Shares of the Company in the amount of $3,562,500, and a housing assistance loan in the amount of $901,054 (with aggregate interest in the amount of $209,725.28 to September 30, 2000 and $277,113.95 to December 31, 2000). Housing assistance loan matures on the earlier of January 5, 2005, the date upon which employment ceases or disposition of the subject property, etc. Option exercise loan matures on the earlier of September 1, 2004, the date upon which employment ceases or disposition of the shares.
(2) Option exercise loan dated January 4, 2000 to purchase 250,000 Class A Voting Shares of the Company in the amount of $312,500 (with interest in the amount of $19,466.19 to December 31, 2000). Option exercise loan matures on the earlier of January 4, 2005, the date upon which employment ceases or disposition of the shares.

(3) Each loan bears interest at the effective applicable federal rate in effect under Section 1274(d) of the Internal Revenue Code

(4) Interest free incentive loan. Matures three calendar years from the date of advance.
(5) Housing assistance loan in the amount of $500,000, with interest thereon at the prescribed interest rate of the Canada, Customs and Revenue Agency
(6) Housing assistance loan in the amount of $275,010, with interest thereon at the prescribed interest rate of the Canada, Customs and Revenue Agency
(7) Housing assistance loan in the amount of $200,000, with interest thereon at the prescribed interest rate of the Canada, Customs and Revenue Agency
(8) Mature on the earlier of 25 years from the date of advance, the date upon which employment ceases, disposition of the subject property or any default in the performance of the loan obligations, etc.

C.       INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8:  FINANCIAL INFORMATION

LEGAL PROCEEDINGS

There are no material legal proceedings against us.

See Item 18:  Financial Statements

ITEM 9:  THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

                  Our class B non-voting shares have been listed on The Toronto Stock Exchange, under the symbol "GTG.B" and on the Nasdaq National Market under the symbol "GTTLB" since March 10, 2000. The following are the price ranges and trading volumes as reported by The Toronto Stock Exchange and the Nasdaq National Market for the periods indicated.


                                                         Nasdaq National Market          The Toronto Stock Exchange
                                                        --------------------------       --------------------------
                                                          High             Low             High            Low
                                                        ----------      ----------        -------        ---------
                                                                  (US$)                          (Cdn$)
Annual
2000 (from March 10, 2000)......................        US$30           US$4 3/4          Cdn$45          Cdn$9.60

Quarterly 2000
Quarter ending March 31, 2000 (from March 10)...        US$30           US$161/2          $45.00          $25.00

Quarter ending June 30, 2000....................        US$20 13/16     US$111/4          $30.45          $16.55
Quarter ending September 30, 2000...............        US$18 13/16     US$12 13/16       $27.40          $19.05
Quarter ending December 31, 2000................        US$13 3/16      US$4 3/4          $20.70          $ 9.60

Monthly 2000 / 2001
January.........................................        US$12 1/16      US$7 3/97         $18.15          $10.60



B.       PLAN OF DISTRIBUTION

         Not applicable.

C.       MARKETS

     Our class B non-voting shares are currently quoted on the Nasdaq National Market under the symbol "GTTLB" and listed on the Toronto Stock Exchange under the symbol "GTG.B".

D.       SELLING SHAREHOLDERS

         Not applicable.

E.       DILUTION

         Not applicable.

F.       EXPENSES OF THE ISSUE

         Not applicable.

ITEM 10: ADDITIONAL INFORMATION

A.       SHARE CAPITAL.

         Not applicable

B.       ARTICLES AND BY-LAWS.

SECURITIES REGISTERS

     Group Telecom or an agent shall maintain a central securities register for each class or series of securities at our registered office or at any other place designated by the board of directors. Branch securities registers may be maintained by us or by an agent at any place designated by the board of directors for each class or series of securities.

POWERS OF DIRECTORS

     Every director who is a party to a material contract or a proposed material contract for Group Telecom, or who is a director or officer of or has a material interest in any person who is a party to a material contract or a proposed material contract with Group Telecom, shall disclose in writing to Group Telecom or request to have entered in the minutes of meeting of directors the nature of his or her interest, and refrain from voting in respect of the material contract or proposed material contract if and when prohibited by the Canada Business Corporations Act (commonly known as the "CBCA"). However, a director who is prohibited by the CBCA from voting on a material contract or proposed material contract will be counted in determining whether a quorum is present for the purpose of the resolution. In spite of the foregoing, neither our articles nor the by-laws provide for the directors' power to vote compensation to themselves or any members of their body in the absence of an independent quorum.

     Our by-laws provide that the board of directors may, on our behalf, (i) borrow money upon our credit, (ii) issue, reissue, sell or pledge securities or other evidences of our debt obligations, (iii) to the extent permitted by the CBCA, give financial assistance to anyone by means of a loan, guarantee or otherwise to secure performance of an obligation of such person; and (iv) create a security interest in all or any present or after-acquired property of ours, to secure any obligation of ours.

DESCRIPTION OF SECURITIES

         Authorized and Issued Shares

     Our authorized share capital consists of an unlimited number of class A voting shares, class B non-voting shares, first preference shares issuable in series and second preference shares issuable in series.

         Class A Voting Shares and Class B Non-Voting Shares

     Holders of class A voting shares are entitled to vote at all meetings of our shareholders, other than meetings of other classes of shares where holders of such shares are entitled to vote separately as a class. Holders of class B non-voting shares are not entitled to vote on any matters except as specifically required by law.

     Upon liquidation or dissolution, the holders of class A voting shares and class B non-voting shares are entitled to share the remaining property equally pro rata, subject to the rights of the holders of our preference shares.

     Class A voting shares and class B non-voting shares may be paid dividends subject to the provisions of any other class of shares.

     The holders of class B non-voting shares benefit from take-over bid "coat-tail" provisions, entitling them to convert class B non-voting shares into class A voting shares in certain circumstances in which an offer is made for the purchase of class A voting shares.

     A non-Canadian holder of class A voting shares may be restricted in its ability to exercise voting rights attached to such shares as a result of regulatory restrictions applicable to Canadian telecommunications carriers. All class B non-voting shares will be converted into class A voting shares if all of the restrictions on the ownership of our voting shares, and the control in fact, or any of our affiliates by non-Canadians under applicable Canadian law are eliminated and our non-Canadian ownership of and control is not otherwise limited by law.

     Except as described above, the class A voting shares and the class B non-voting shares have the same rights, are equal in all respects and are treated by us as if they were shares of one class only. Other than as provided under the Telecommunications Act (Canada) which is further discussed below under the heading of "Foreign Ownership Restrictions", neither the class A voting shares nor the class B non-voting shares are subject to any redemption rights (except as provided under the CBCA), sinking fund provisions or further capital calls by us.

         FIRST PREFERENCE SHARES

     The first preference shares may be issued at any time or from time to time in one or more series as may be determined by our board of directors. They are authorized to fix before issue the number, consideration per share and designation of such shares, and subject to the special rights and restrictions attached to all first preference shares, the rights and restrictions attaching to the first preference shares of each series including voting rights. The first preference shares of each series rank equally with the first preference shares of each other series with respect to the payment of dividends and the return of capital on our liquidation, dissolution or winding up. The first preference shares are entitled to preference over the second preference shares, the class A voting shares and class B non-voting shares and any other shares ranking junior to the first preference shares with respect to payments of dividends and the return of capital. Holders of the first preference shares are not entitled to any voting rights as a class, except as otherwise provided under the CBCA, or in any special rights attached to any series of the first preference shares upon creation of that series. Specifically, our series A first preference shares and series B first preference shares (none of which are presently issued and outstanding) carry a limited right to vote and are convertible into our common shares. Except as otherwise stipulated in any special rights attached to any series of the first preference shares upon creation of that series, the first preference shares are not subject to any redemption rights (other than as provided under the CBCA), sinking fund provisions or further capital calls by us. The rights and restrictions attaching to the first preference shares as a class may not be amended without such approval as may then be required by law, subject to a minimum requirement of approval by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of first preference shares to be called and held for that purpose.

                  SERIES A

     On May 7, 1999, the series A first preference shares were created with an authorized share capital of 50,000,000 after being approved by our directors. Upon completion of our initial public offering in March 2000, all of the 42,500,002 outstanding series A first preference shares were converted into either class A voting shares or class B non-voting shares, based on foreign ownership restrictions described under the heading of "Foreign Ownership Restrictions" below, on a one-for-one basis.

                  SERIES B

     On February 14, 2000, the series B first preference shares were created with an authorized share capital of 100,000,000 after being approved by our directors. Upon completion of our acquisition of the business of Shaw FiberLink, we issued to Shaw Communications 29,096,097 series B first preference shares which, at the time, represented 27.1% of our equity. Upon completion of our initial public offering on March 2000, all of the outstanding series B first preference shares were converted into class A voting shares.

                  SHAREHOLDERS AGREEMENT

     On February 16, 2000, shareholders then holding approximately 88.0% of our fully diluted equity, including holders of all of the then outstanding series A first preference shares and Shaw Communications, as the holder of all of the then outstanding series B first preference shares, entered into a shareholders agreement which provides that:

    o   our board will consist of 11 directors;

    o each of Shaw Communications and Goldman Sachs will be entitled to designate three directors and CIBC World Markets will be entitled to designate one director; and

    o each of Shaw Communications and Goldman Sachs will have a right to consent to:


        (1) specified major transactions by us, including acquisitions and investments in excess of $300 million and mergers or business combinations, for a period of 18 months from February 16, 2000. If Shaw Communications or Goldman Sachs withholds its consent in respect of a major transaction, the other party may force it to either sell its shares to the other party or buy the other party's shares; and

        (2) our annual operating budget, for a period of 24 months from February 16, 2000.



                  REGISTRATION RIGHTS AGREEMENT

     On February 16, 2000, the initial purchasers of our series A first preference shares and Shaw Communications, as the holder of all of the then outstanding series B first preference shares, entered into a registration rights agreement with us. This agreement:

    o provides certain of the shareholders with the ability to require us to register their shares with the securities regulatory authority in the jurisdiction in which we made our public offering after we have made a public offering of our shares;

    o provides the shareholders with the ability to have their shares included with any registration statement to be filed by us with a securities regulatory authority; and

    o provides for the circumstances in which these rights may be exercised and the restrictions on such rights, including the number of times such requests may be made, our ability to refuse such rights, the number of shares to refuse such rights, the number of shares to be registered and the payment of expenses.

         SECOND PREFERENCE SHARES

     The second preference shares are identical in all respects to the first preference shares except that they are subordinate in all respects to the first preference shares and any other shares which may rank senior to the second preference shares.


     Under the CBCA, none of the rights and restrictions attached to any of our securities may be altered, except by way of a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution. This type of resolution is defined as a "Special Resolution" under the CBCA. Furthermore, through a Special Resolution, the directors may be granted the authority to amend the rights and restrictions of any of our securities.

SHAREHOLDER MEETINGS

     There are two types of shareholder meetings: the regular annual meeting and the special meeting. Pursuant to the CBCA, the annual shareholder meeting must be held within every 15 months of the most recent annual meeting. The Toronto Stock Exchange requires that the annual meeting be held within six months from the end of the financial year. Special meetings may be called at any time by our board of directors, the chairman, the chief executive officer or the president.

     Notice of the meeting must be given to all shareholders entitled to vote, all directors, and the auditor at least 21 days but not more than 50 days before the meeting unless such requirement is otherwise waived. We must fix a record date in advance of the meeting for the purpose of determining shareholders entitled to notice of the meeting. Only shareholders of record on such date will be entitled to notice of the meeting. However, if shares have been transferred after the record date, the transferor shall not be entitled to vote such shares and a transferee shall be entitled to vote at the meeting if the transferee (i) produces a properly endorsed share certificate or otherwise establishes that he owns the shares, and (ii) at least 10 days before the meeting (or such shorter period as the by-laws of the corporation may provide), demands that his name be included on the shareholders list. Only shareholders who are entitled to vote, the directors, our auditors or others who are permitted by the other applicable law, or our constating documents to be present, may attend the shareholder meeting.

     A shareholder entitled to vote at a meeting may appoint a proxyholder to vote in his place. A proxy instrument must be signed by the shareholder or by a duly authorized attorney of the shareholder. A holder of a proxy has the same rights as the shareholder who appointed him to attend the meeting subject to any directions or limitations contained in the proxy instrument. A proxyholder need not be a shareholder. A shareholder may, however, revoke a proxy at any time before the meeting if the shareholder deposits written instructions to that effect either with the Company before the day of the meeting or with the chairman of the meeting on the day of the meeting.

FOREIGN OWNERSHIP RESTRICTIONS

     We are, and our operating subsidiary GT Group Telecom Services Corp., which is a telecommunications common carrier for regulatory purposes, are required by the Canadian Telecommunications Act and the Radiocommunication Act, and the regulations made under both statutes, to be Canadian-owned and controlled corporations incorporated or continued under the laws of Canada or a province of Canada. Our operating subsidiary is deemed to be Canadian-owned and controlled if: (i) not less than 80% of the members of its board of directors are Canadians; (ii) Canadians beneficially own and control not less than 80% of its issued and outstanding voting shares; and (iii) it is not otherwise controlled in fact by persons that are not Canadians. GT Group Telecom Services Corp. is a Canadian carrier wholly owned and controlled by us and not less than 80% of its board of directors are individual Canadians.

     A "Canadian" for the purposes of these requirements includes a Canadian citizen who is ordinarily resident in Canada, a permanent resident of Canada and, among other types of entities, corporations in which Canadians beneficially own and control in the aggregate not less than 66 2/3% of the issued and outstanding voting shares and which are not otherwise controlled in fact by non-Canadians. A "voting share" for purposes of these requirements means a share of any class of shares of a corporation carrying voting rights under all circumstances or by reason of an event that has occurred and is continuing or by reason of a condition that has been fulfilled and includes: (i) a security that is convertible into such a share at the time that a calculation of the percentage of shares owned and controlled by Canadians is made; and (ii) an option or right to acquire the share or security referred to in clause (i) that is exercisable at the time that the calculation referred to in that clause is made.

     Also, regulations made under the Telecommunications Act and the Radiocommunication Act provide that, in order for a company which holds shares in a carrier to be considered Canadian, not less than 66 2/3% of the issued and outstanding voting shares of that company must be owned by Canadians and the company must not otherwise be controlled in fact by non-Canadians. This means that not less than 66 2/3% of our issued and outstanding voting shares must be owned by Canadians and that we must not otherwise be controlled in fact by non-Canadians.

     Our class A voting shares are "voting shares" for these purposes and more than 66 2/3% of the class A voting shares are held by Canadians as at the date of this Form 20-F. Our class B non-voting shares are not "voting shares" for these purposes.

     To ensure compliance with the Canadian ownership requirements, we have provided in the by-laws, our share certificates shall bear the legend that Group Telecom is a "constrained share corporation", where the issue, transfer or ownership of our shares, will be restricted to ensure that we, or any of our affiliates or associates, is eligible to operate, or to obtain, maintain, amend or review any licences or authorizations that it may need, pursuant to applicable provisions of the Telecommunications Act (Canada) and the regulations thereunder and of any other statutes, regulations, rules, orders, directions or instruments that impose similar requirements in relation to Canadian ownership. Furthermore, our articles provide that certain non-voting shares may not be converted into voting shares if the exercise of such conversion rights would cause us to be in violation of any Canadian law applicable to the ownership interests in, or the exercise of control over, a corporation that is providing telecommunication services in Canada. In addition, the regulations under the Telecommunications Act (Canada) provide us with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting shares. In particular, we may, to the extent applicable: (i) refuse to accept any subscription for any voting shares; (ii) refuse to allow any transfer of voting shares to be recorded; (iii) suspend the rights of a holder of voting shares to vote at a meeting of shareholders; and (iv) sell, repurchase or redeem any voting shares.


C.       MATERIAL CONTRACTS

    INDENTURE. We issued 13 1/4% senior discount notes due 2010 under an Indenture dated February 1, 2000 between us and The Chase Manhattan Bank which was amended by the First Supplemental Indenture dated July 11, 2000 between us and The Chase Manhattan Bank. The notes were issued at a price of 52.651% of the stated amount at maturity. The first interest payment on the notes will be made on August 1, 2005. The notes are redeemable, at our option, at any time on or after February 1, 2003 at various redemption prices set forth in the indenture.

    The indenture sets forth various occurrences each of which would constitute an event of default. If an event of default occurs, other than our bankruptcy or insolvency, holders of not less than 25% of the principal amount of notes outstanding (voting as one class to the extent equally affected) may declare the accreted value of the notes, together with any accrued interest, to be due and payable. If we become bankrupt or insolvent, the notes immediately become due and payable without any action required by the noteholders.

    The indenture contains certain covenants that, among other things, limit

    o   our issuance of additional debt,

    o our payment of dividends and other distributions to shareholders and affiliated persons or companies,

    o   investments in non-wholly owned subsidiaries,

    o   certain transactions with affiliated companies,

    o   the incurrence of liens,

    o   sales of assets, including share capital of subsidiaries, and

    o   certain amalgamations, mergers, consolidations and transfers of assets.

    THE EXCHANGE AND REGISTRATION RIGHTS AGREEMENT DATED FEBRUARY 1, 2000 AMONG US AND GOLDMAN, SACHS & CO., CIBC WORLD MARKETS CORP., CREDIT SUISSE FIRST BOSTON CORPORATION, RBC DOMINION SECURITIES CORPORATION, SCOTIA CAPITAL (USA) INC. AND TD SECURITIES (USA) INC. We sold the notes in private placements in the United States and outside the United States. We agreed to register substantially similar notes under the Securities Act of 1933 according to a specified schedule and to exchange those registered notes for the unregistered notes. We have registered and exchanged the notes in accordance with the agreement.

    SENIOR CREDIT FACILITY DATED FEBRUARY 3, 2000, AS AMENDED AND RESTATED AS OF SEPTEMBER 29, 2000, AMONG US, CIBC WORLD MARKETS INC., GOLDMAN SACHS CREDIT PARTNERS, ROYAL BANK OF CANADA AND THE TORONTO DOMINION BANK. We entered into a $220 million bank facility to finance the acquisition of the business of Shaw FiberLink and for general corporate purposes. The bank facility is available in Canadian dollars or U.S. dollars. As at September 30, 2000 we had $100 million outstanding under our bank facility. The bank facility:

    o   consists of two tranches:

    -   tranche 1, a $120 million seven year revolving reducing bank facility;
        and

    -   tranche 2, a $100 million single draw reducing term loan;

    o bears interest at rates of 3.00% to 4.50% over the prevailing yield on Canadian dollar bankers' acceptances or LIBOR, or 2.00% to 3.25% over the Canadian or United States bank prime rate, based on our financial status;

    o provides that GT Group Telecom Services Corp., our wholly-owned subsidiary, will be the borrower with guarantees by us and all of our other subsidiaries;

    o provides for the payment of certain lending, arranging and commitment fees; and

    o contains covenants that, among other things, require us to meet ongoing financial tests and restrict our ability to incur additional indebtedness, incur liens, pay dividends or repurchase our capital stock.

SECURITY

    The bank facility is secured by:

    o a first priority security interest over all our assets and material agreements;

    o   a guarantee by us and by GT Group Telecom Services (USA) Corp.; and

    o a pledge of the shares of GT Group Telecom Services Corp. and GT Group Telecom Services (USA) Corp.

MATURITY, AVAILABILITY AND REPAYMENT

    The bank facility matures on or about February 3, 2007 (seven years after the closing date). The amounts available under tranche 1 of the facility will be reduced by 10% in 2003, 15% in 2004, 15% in 2005, 20% in 2006 and 40% at
maturity in 2007. The amount outstanding under tranche 2 of the facility must be repaid by 4.9% in 2003, 10% in 2004, 10% in 2005, 20% in 2006 and 55.1% at
maturity in 2007.

    Amounts outstanding under the bank facility may be prepaid at any time, subject to customary breakage charges.

    Amounts available under the bank facility are also mandatorily reduced in pro rata amounts equal to:

    o   the net proceeds from certain asset sales or insurance claims;

    o   25% of excess cash flow; or

    o 50% of the net cash proceeds in excess of $600 million from the issuance of unsecured debt or senior debt with a United States bank or other financial institution.

COVENANTS

    The bank facility ranks pari passu with the Lucent facility and the Cisco facility with respect to the security obtained from the borrower, our guarantor subsidiaries and us. Under the terms of the bank facility, we, the borrower, and our guarantor subsidiaries are restricted by the bank facility, among other things, from:

    o making capital expenditures, investments or acquisitions in excess of certain limits;

    o   selling certain assets;

    o   creating liens other than certain permitted encumbrances;

    o incurring additional indebtedness, other than certain permitted indebtedness;

    o investing in or guaranteeing the obligations of subsidiaries except to the extent that such investment or guarantee constitutes permitted obligations of such subsidiaries or to the extent that such investment or guarantee constitutes permitted indebtedness;

    o   declaring or setting aside funds for the payment of dividends;

    o consenting to or agreeing to certain amendments of other financing documents; and

    o amalgamating, consolidating, merging, or entering into any other form of business combination.

    We are also required under the bank facility to maintain certain minimum debt to total capitalization ratios, debt coverage ratios, revenue and performance levels.

    The bank facility restricts the payment of dividends by us or our subsidiaries, other than payments of dividends by our subsidiaries to us or another of our subsidiaries.

    The bank facility also contains customary events of default, including the failure to pay interest or principal, breach of covenants, cross-defaults or judgements in excess of $5 million, a change of control event or the bankruptcy or insolvency of us or any of our subsidiaries.

    The bank facility is governed by the laws of the Province of Ontario.

CREDIT AGREEMENT, AS AMENDED AND RESTATED, DATED FEBRUARY 3, 2000, AS AMENDED AND RESTATED AS OF SEPTEMBER 29, 2000, BETWEEN US AND LUCENT TECHNOLOGIES CANADA INC. We entered into a vendor facility with Lucent Technologies, Inc., as vendor, to finance the purchase and installation of up to US$315 million of Lucent equipment and services. The Lucent facility:

    o bears interest at rates of 2.00% to 4.50% over the United States bank prime rate, or LIBOR, based principally on our financial status;

    o provides that GT Group Telecom Services Corp., our wholly-owned subsidiary, will be the borrower with guarantees by us and all of our other subsidiaries;

    o provides for the payment of certain lending, arranging and commitment fees; and

    o contains covenants that, among other things, require us to meet ongoing financial tests and restrict our ability to incur additional indebtedness, incur liens, pay dividends or repurchase our capital stock.

    This facility is available in two tranches of US$161 million and US$154 million. Initial borrowings under tranche A of this Lucent facility must be used to repay amounts outstanding under our previous facility with Lucent. As at September 30, 2000, US$91 million was outstanding under our Lucent facility.

SECURITY

    The Lucent facility is secured by:

    o a first priority security interest over all our assets and material agreements;

    o   a guarantee by us and by GT Group Telecom Services (USA) Corp.; and

    o   a pledge of the shares of all our subsidiaries.

MATURITY, AVAILABILITY AND REPAYMENT

    The Lucent facility matures approximately 8 1/2 years after the initial advance is made. The availability period to make advances under the facility will terminate on February 3, 2003 or, if earlier, the date on which we terminate the facility. After such date, principal amounts outstanding must be repaid in 22 consecutive installments on a quarterly basis in amounts equal to 1.25% of the aggregate amount outstanding for the first 20 quarters and 37.5% of the aggregate amount outstanding for the final 2 quarters.

    Lucent retains the right, with our prior written agreement with respect to economics and terms, to designate and convert up to US$140 million of the drawings under tranches A and B into a senior secured term loan. Any amounts under the senior secured term loan will be subject to limited amortization, with the balance to be paid in full at maturity.

    Amounts outstanding under the Lucent facility may be prepaid at any time, subject to customary breakage charges.

    Amounts available under the Lucent facility are also mandatorily reduced in amounts equal to:

    o   the net proceeds from certain asset sales or insurance claims;

    o   25% of excess cash flow; or

    o 50% of the net cash proceeds in excess of $600 million from the issuance of unsecured debt or senior debt with a United States bank or other financial institution.

COVENANTS

    The Lucent facility ranks pari passu with the Cisco facility and the bank facility with respect to the security obtained from the borrower, our guarantor subsidiaries and us. Under the terms of the Lucent facility, we, the borrower, and our guarantor subsidiaries are restricted by the Lucent facility, among other things, from:

    o making capital expenditures, investments or acquisitions in excess of certain limits;

    o   selling certain assets;

    o   creating liens other than certain permitted encumbrances;

    o incurring additional indebtedness, other than certain permitted indebtedness;

    o investing in or guaranteeing the obligations of subsidiaries except to the extent that such investments or guarantee constitutes permitted obligations of such subsidiaries or to the extent that such investment or guarantee constitutes permitted indebtedness;

    o   declaring or setting aside funds for the payment of dividends;

    o consenting to or agreeing to certain amendments of other financing documents; and

    o amalgamating, consolidating, merging, or entering into any other form of business combination.

    We are also required under the Lucent facility to maintain certain minimum debt to total capitalization ratios, debt coverage ratios, revenue and performance levels.

    The Lucent facility restricts the payment of dividends by us or our subsidiaries, other than payments of dividends by our subsidiaries to us or another of our subsidiaries.

    The Lucent facility also contains customary events of default, including the failure to pay interest or principal, breach of covenants, cross-defaults or judgements in excess of $5 million, a change of control event or the bankruptcy of us or any of our subsidiaries.

    The Lucent facility is governed by the laws of the State of New York.

CREDIT AGREEMENT, DATED AS OF SEPTEMBER 29, 2000 BETWEEN US AND CISCO SYSTEMS CAPITAL CORPORATION. We entered into a vendor facility with Cisco Systems Capital Corporation to finance the purchase of up to $120 million of Cisco telecommunications equipment and services. The Cisco facility:

    o bears interest at rates of 3.00% to 4.25% over the prevailing yield on Canadian dollar bankers' acceptances, or 2.00% to 3.25% over the prime rate, based on our financial status:

    o provides that GT Group Telecom Services Corp. our wholly-owned subsidiary, will be the borrower with guarantees by us and all of our subsidiaries;

    o provides for the payment of certain lending, arranging, and commitment fees; and

    o contains covenants that, among other things, require us to meet ongoing financial tests and restrict our ability to incur additional indebtedness, incur liens, pay dividends or repurchase our capital stock.

    The initial borrowings on the Cisco facility must be used to repay amounts outstanding under our previous facility with Cisco. As at September 30, 2000, US$10 million was outstanding under our Cisco facility.

SECURITY

    The Cisco facility is secured by:

    o a first priority security interest over all our assets and material agreements;

    o   a guarantee by us and GT Group Telecom Services (USA) Corp.; and

    o a pledge of the shares of GT Group Telecom Services Corp. and GT Group Telecom Services (USA) Corp.

MATURITY, AVAILABILITY, AND REPAYMENT

    The Cisco facility matures on September 29, 2007. The availability period to make advances under the facility will terminate on September 29, 2002. The amount outstanding under the facility must be repaid 4.89% in 2003, 10% in 2004, 10% in 2005, 20% in 2006 and 55.11% at maturity in 2007.

    Amounts outstanding under the Cisco facility may be prepaid at any time, subject to customary breakage charges.

    Amounts available under the Cisco facility are also mandatorily reduced in pro rata amounts equal to:

    o   the net proceeds from certain asset sales or insurance claims;

    o   25% of excess cash flow; or

    o 50% of the net cash proceeds in excess of $600 million from the issuance of unsecured debt or senior debt with a United States bank or other financial institution.

COVENANTS

    The Cisco facility ranks pari passu with the Lucent facility and the bank facility with respect to the security obtained from the borrower, our guarantor subsidiaries and us. Under the terms of the Cisco facility, we, the borrower, and our guarantor subsidiaries are restricted by the Cisco facility, among other things, from:

    o making capital expenditures, investments or acquisitions in excess of certain limits;

    o   selling certain assets;

    o   creating liens other than certain permitted encumbrances;

    o incurring additional indebtedness, other than certain permitted indebtedness;

    o investing in or guaranteeing the obligations of subsidiaries except to the extent that such investments or guarantee constitutes permitted obligations of such subsidiaries or to the extent that such investment or guarantee constitutes permitted indebtedness;

    o   declaring or setting aside funds for the payment of dividends;

    o consenting to or agreeing to certain amendments of other financing documents; and

    o amalgamating, consolidating, merging, or entering into any other form of business combination.

    We are also required under the Cisco facility to maintain certain minimum debt to total capitalization ratios, debt coverage ratios, revenue and performance levels.

    The Cisco facility restricts the payment of dividends by us or our subsidiaries, other than payments of dividends by our subsidiaries to us or another of our subsidiaries.

    The Cisco facility also contains customary events of default, including the failure to pay interest or principal, breach of covenants, cross-defaults or judgements in excess of $5 million, a change of control event or the bankruptcy or insolvency of us or any of our subsidiaries.

ASSET PURCHASE AND SUBSCRIPTION AGREEMENT DATED DECEMBER 22, 1999 AMONG SHAW COMMUNICATIONS INC., SHAW FIBERLINK LTD., GT GROUP TELECOM INC. AND GT GROUP TELECOM SERVICES CORP. We purchased from Shaw Communications all of the property and assets of Shaw FiberLink used in connection with its high speed data and competitive access business. We also assumed certain obligations related to permits, operational contracts, customer contracts, software licenses and certain other obligations. The assets purchased include:

    o   equipment, computer hardware and fixed assets,

    o   operational, equipment supply and customer contracts,

    o   interconnect agreements and co-location agreements,

    o   software and broadband wireless licenses,

    o   permits,

    o   intellectual property,

    o   goodwill, and

    o   certain other fiber business assets.

Certain assets were excluded from the acquisition of the business of Shaw FiberLink, including:

    o   certain interconnection, Internet bandwidth and other agreements;

    o the name "Shaw FiberLink" (subject to a license granted to us pursuant to the trade-mark license agreement described below);

    o any assets of Shaw Communications or its affiliates used in the cable television, residential Internet or video and other residential services businesses; and

    o any indefeasible right to use fibers or rights underlying the indefeasible right to use fibers, other than rights assigned to us pursuant to any assigned operational contracts.

    Where the transfer of any such assets requires consent of a third party and such consent is not obtained, Shaw Communications has agreed to hold such assets in trust for us and to continue to maintain the existence of such assets, at our expense.

    The purchase consideration of $760 million paid by us consisted of $360 million in cash and sufficient series B first preference shares to provide Shaw Communications with a 27.1% fully diluted interest in us at the date the acquisition was consummated. The fair value of these shares was approximately $400 million. Upon completion of our initial public offering in March 2000, all of these shares were converted into class A voting shares. In connection with our acquisition of the business of Shaw FiberLink, three executive officers of Shaw Communications, became directors of Group Telecom.

    The asset purchase and subscription agreement contains customary representations, warranties and indemnities. In particular, Shaw Communications has represented that the Shaw FiberLink assets are all the assets and rights (excluding material non-assignable permits, engineering and administration services and certain underlying rights) which are required to enable us to conduct the business of Shaw FiberLink. With limited exceptions, Shaw Communications made no representations or warranties as to the underlying rights to the fibers subject to the indefeasible right to use agreement described below.

INDEFEASIBLE RIGHT TO USE AGREEMENT DATED FEBRUARY 16, 2000 BETWEEN SHAW FIBERLINK LTD. AND US. We received rights to 1,502 fiber kilometers through assigned contracts and an indefeasible right to use 100,044 fiber kilometers for 60 years, including 10,720 fiber kilometers located in New Brunswick available to us on May 1, 2003. Additionally, Shaw FiberLink and each of the affiliates of Shaw Communications which owns indefeasible rights to use fiber has entered into an agreement to grant a one-year indefeasible right of use to Shaw FiberLink in all of the indefeasible rights to use fiber which Shaw FiberLink does not own, renewable annually by Shaw FiberLink. On the closing of the acquisition, we fully prepaid the rent for the fibers in which we received the right of use for the full 60 year term of our agreement with Shaw FiberLink. In addition, Shaw Communications agreed to construct for our use, at no additional cost to us, approximately 97,500 additional fiber kilometers over the next three years, subject to variance depending on the location of the constructed fiber, over which we will have an indefeasible right of use. This commitment to build an additional 97,500 fiber kilometers was included in the $760 million purchase price consideration, and has been recorded as a $223 million prepayment of property, plant and equipment. Our indefeasible right to use agreement also allows us to ask Shaw Communications to install new access cables and new segments to our network. Once we pay Shaw FiberLink for the cable they install, Shaw FiberLink will grant us an indefeasible right to use those newly installed fibers for the remainder of our initial 60 year indefeasible right of use term.

    During the term of our indefeasible right to use agreement with Shaw FiberLink, Shaw FiberLink will, for a fee, provide facilities for our optronics or electronics or our optical or electrical equipment in Shaw Communications hub sites. Shaw FiberLink will repair and maintain our fibers in exchange for a yearly fee.

PERFORMANCE ASSURANCE AGREEMENT DATED FEBRUARY 16, 2000 AMONG SHAW COMMUNICATIONS INC., GT GROUP TELECOM INC. AND GT GROUP TELECOM SERVICES CORP. Shaw Communications has agreed that if Shaw FiberLink defaults in any of its obligations under the indefeasible right to use agreement, Shaw Communications will perform, or cause to be performed, Shaw FiberLink's obligation in accordance with the terms and conditions of the indefeasible right to use agreement. Shaw Communications' promise to us is independent of the bankruptcy or insolvency of Shaw Communications, Shaw FiberLink or any of their affiliates (including any affiliates that have granted an indefeasible right to use fiber to Shaw FiberLink), and is independent of any acquisition of the business of Shaw Communications, Shaw FiberLink or any of their affiliates (including any affiliates that have granted an indefeasible right to use fiber to Shaw FiberLink).

NON-COMPETITION AGREEMENTS. On February 16, 2000 we entered into a non-competition agreement with Shaw FiberLink and Shaw Communications in favor of us that prohibits Shaw Communications or any of its affiliates from providing certain telecommunications services to business customers and telecommunications carriers in any area of Canada in which we carry on such business, for three years. February 16, 2000, we also entered into a non-competition agreement with Shaw Communications Inc. and Shaw FiberLink Ltd. in favor of Shaw Communications which prohibits us or any of our affiliates from providing cable television, residential video, Internet or telephone services or other residential services in any area of Canada in which Shaw Communications carries on such business, for three years.

TRANSITIONAL SERVICES AGREEMENT DATED FEBRUARY 16, 2000 AMONG SHAW COMMUNICATIONS INC., SHAW FIBERLINK LTD., GT GROUP TELECOM INC. AND GT GROUP TELECOM SERVICES CORP. In order to facilitate the transfer of the business of Shaw FiberLink from Shaw Communications to us, we and Shaw Communications will provide certain services to each other, on a transitional basis, pursuant to a six month transitional services agreement.

WARRANT AGREEMENT DATED FEBRUARY 1, 2000 BETWEEN GT GROUP TELECOM INC. AND THE CHASE MANHATTAN BANK. As of the date of this annual report, each warrant, when exercised, will entitle the holder thereof to receive 4.9106 class B non-voting shares (the "Exercise Rate") of Group Telecom at no additional cost to the holder of the warrant. Unless earlier exercised, the warrants will expire on February 1, 2010. The number of class B non-voting shares that may be purchased upon the exercise of the warrants will be subject to adjustment in certain events including:

        (1) the payment by Group Telecom of dividends or other distributions on class A voting or class B non-voting shares of Group Telecom payable in such class A voting or class B non-voting shares or other shares of Group Telecom's capital stock,

        (2) subdivisions, combinations and certain reclassifications of class A voting or class B non-voting shares,

        (3) sales by Group Telecom of class A voting or class B non-voting shares, or of securities convertible into or exchangeable or exercisable for, class A voting or class B non-voting shares of the Company at less than the Current Market Value of such shares (provided that no adjustment shall be made with respect to our issuance, after the date of the Indenture, of series B first preference shares to Shaw Communications in connection with our acquisition of the business of Shaw FiberLink), and

        (4) the distribution to all holders of class A voting or class B non-voting shares of any of Group Telecom's assets, debt securities or any rights or warrants to purchase securities (excluding those rights and warrants referred to in clause (3) above and excluding cash dividends or other cash distributions from current or retained earnings).

    In the case of certain reclassifications, redesignations, reorganizations or change in the number of outstanding shares of class B non-voting shares or amalgamations, consolidations or mergers of Group Telecom or the sale of all or substantially all of the assets of Group Telecom, each warrant shall thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which such holder would have been entitled as a result of such amalgamation, consolidation, merger or sale had the warrants been exercised immediately prior thereto.

REGISTRATION RIGHTS AGREEMENT DATED FEBRUARY 1, 2000 AMONG US AND GOLDMAN, SACHS & CO., CIBC WORLD MARKETS CORP., CREDIT SUISSE FIRST BOSTON CORPORATION, RBC DOMINION SECURITIES CORPORATION, SCOTIA CAPITAL (USA) INC. AND TD SECURITIES
(USA) INC. We agreed, for the benefit of the holders of the warrants, to file with the Commission a shelf registration statement under the Securities Act relating to the resale of the warrants and the class B non-voting shares issuable upon the exercise of the warrants. This registration statement was filed with the Commission and became effective in compliance with the requirements of the agreement.

    We further agreed to use our best efforts to keep the registration statement effective until the earlier to occur of (i) the second anniversary of the effective date of the registration statement or (ii) such time as there are no longer outstanding any warrants or class B non-voting shares issuable upon exercise of the warrants; provided that we may postpone the filing of, or suspend the effectiveness of, any registration statement or amendment thereto, suspend the use of any prospectus and shall not be required to amend or supplement the registration statement, any related prospectus or any document incorporated therein by reference in the event that, and for a period not to exceed an aggregate of 60 days in cert,

    (1) an event or circumstance occurs and is continuing as a result of which the registration statement, any related prospectus or any document incorporated therein by reference as then supplemented or proposed to be filed would, in our good faith judgment, contain an untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and

    (2) We determine in our good faith judgment that the disclosure of such an event at such time would have a material adverse effect on our business, operations or prospects of ours or the disclosure otherwise relates to a material business transaction that has not yet been publicly disclosed.

     FIBER SALE AGREEMENT DATED MAY 24, 2000 AMONG WORLDWIDE FIBER (F.O.T.S.) LTD., WORLDWIDE FIBER (F.O.T.S.) NO. 3, LTD., WFI-CN FIBRE INC. AND GT GROUP TELECOM SERVICES CORP.

     CAPACITY LEASE AGREEMENT DATED MAY 24, 2000 BY AND BETWEEN WORLDWIDE FIBER NETWORK SERVICES LTD. AND WORLDWIDE FIBER NETWORK SERVICES, INC. AND GT GROUP TELECOM SERVICES CORP. AND GT GROUP TELECOM SERVICES (USA) CORP.

     IRU AGREEMENT DATED MAY 24, 2000 BY AND BETWEEN WORLDWIDE FIBER NETWORK SERVICES, INC. AND GT GROUP TELECOM SERVICES (USA) CORP.

    We agreed with 360networks, inc. to (1) lease from them dedicated fiber-optic capacity and (2) purchase fiber in Canada and receive from them an indefeasible right to use fiber in the United States. The aggregate price of the dedicated fiber-optic capacity and fiber we acquired was approximately $362 million. We have the option to acquire from 360networks additional fiber and dedicated fiber-optic capacity. During October 2000, we accepted approximately 28% of the fiber-optic wavelengths under the long-term capacity arrangements.

    Under the agreement, 360networks will lease to us fiber-optic cable capacity at a bandwidth level of 2.4 gigabits per second, in Canada and the United States. The lease will give us the exclusive right to use this fiber capacity for 20 years, comprised of an initial term of 3 years with a 17 year renewal option at our discretion.

    In addition, 360networks has sold and will sell to us 12 strands of unused fiber ranging approximately 7,000 kilometers, connecting Seattle, Washington to Halifax, Nova Scotia via Victoria, Kamloops, Edmonton, Calgary, Regina, Winnipeg, Toronto, Ottawa, Montreal and Quebec City.

    If we choose, 360networks will also grant us the right to use an additional 12 strands of fiber ranging approximately 7,900 kilometers, connecting Seattle, Sacramento, Denver, Chicago, Detroit, Toronto, Buffalo, Albany, New York City, Boston and Montreal. This fiber will be located primarily in the United States. The indefeasible right to use this fiber will be for a term of at least 20 years.

    We also will have the option to purchase from 360networks additional segments of fiber-optic cable connecting the United States and Canada.

    Delivery of the capacity and the fiber to us by 360networks and payment by us to 360networks will be made in installments over the next four years. An initial installment payment of approximately $32 million has been made. We will also pay 360networks fees for maintaining the fibers.

    In addition, we invested approximately $43 million in the equity of 360networks.

D.      EXCHANGE CONTROLS

     There are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends, and interest or other payments to nonresident holders of our securities.

E.      TAXATION

U.S. FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion, based on current law, is a general summary of the material United States federal income tax considerations to you of the ownership and disposition of the warrants and class B non-voting shares either acquired on the exercise of warrants as capital property or acquired otherwise (the "Shares") and the 13 1/4% senior discount notes due 2010 (the "Notes"). The discussion of the United States federal income tax consequences set forth below is based upon the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and judicial decisions and administrative interpretations thereunder, all as currently in effect, and such authorities may be repealed, revoked, or modified, possibly on a retroactive basis, so as to result in United States federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service will not challenge one or more of the tax consequences described herein, and the Company has not obtained, nor does it intend to obtain, a ruling from the Internal Revenue Service or an opinion of counsel with respect to the United States federal income tax consequences of acquiring or holding warrants, the Shares or the Notes. The discussion below pertains only to you if you are a U.S. holder. As used herein, you are a U.S. holder if you are a beneficial owner of warrants, the Shares or the Notes and you are:

    o   a citizen or resident of the United States,

    o a corporation, partnership or other entity created in or under the laws of the United States or any political subdivision thereof,

    o an estate the income of which is subject to United States federal income taxation regardless of its source, or

    o a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable regulations to be treated as a U.S. person.

    This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to a particular holder in light of the holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code). Also, this discussion does not deal with special rules that may apply to you if you are a member of a special class of holders subject to special rules, including

    o   a dealer in securities or currencies,

    o a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

    o   a bank,

    o   a life insurance company,

    o   a tax-exempt organization,

    o a person that actually or constructively owns 10% or more of our voting stock,

    o a person holding warrants, the Shares, or Notes as part of a hedging, conversion or constructive sale transaction or straddle or

    o   a person whose "functional currency" is not the United States dollar.

    The discussion below assumes that you hold (or would hold if you acquired) the warrants, Shares or Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code. The discussion also does not discuss any aspect of state, local or foreign law, nor federal estate and gift tax law.

    EACH HOLDER OR PROSPECTIVE HOLDER OF WARRANTS, SHARES OR NOTES IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO ITS PARTICULAR TAX SITUATION INCLUDING THE TAX EFFECTS OF ANY STATE, LOCAL, FOREIGN, OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

TAX TREATMENT OF THE OWNERSHIP AND DISPOSITION OF NOTES

    ORIGINAL ISSUE DISCOUNT. For United States federal income tax purposes, the Notes were issued with original issue discount, and you will be required to include in its gross income original issue discount income as described below (regardless of whether you are a cash or accrual basis taxpayer). You must include original issue discount in income as ordinary interest income as it accrues on the basis of a constant yield to maturity. Generally, original issue discount must be included in income in advance of the receipt of cash representing such income.

    Original issue discount on each Note equals the excess of the stated redemption price at maturity of the Note over its issue price. The stated redemption price at maturity of a Note equals the sum of all payments other than any "qualified stated interest" payments. Qualified stated interest is stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate. Because interest is not payable prior to August 1, 2005 none of the payments on the Notes constitute qualified stated interest. Accordingly, all payments on the Notes are treated as part of their stated redemption price at maturity.

    Generally, the issue price of the Notes is determined by allocating the "issue price" of each Unit between the Note and the Warrant comprising such Unit on the basis of the proportion which the fair market value of each such element of the Unit bears to the fair market value of the

Unit. The issue price of the Units equalled the first price for which a substantial amount of Units were sold. We allocated US$478.60 to the Notes and US$47.91 to the Warrants comprising each Unit for tax and accounting purposes. You may make an allocation that is different from our allocation by disclosing such allocation on a statement attached to your timely filed United States federal income tax return for the taxable year that included the acquisition date of the Unit.

    You must include in gross income, for all days during its taxable year in which you hold a Note, the sum of the "daily portions" of original issue discount. The "daily portions" are determined by allocating to each day in an "accrual period" (generally the period between interest payments or compounding dates) a pro rata portion of the original issue discount that accrued during such accrual period. The amount of original issue discount that will accrue during an accrual period is the product of the "adjusted issue price" of the Note at the beginning of the accrual period and its yield to maturity (determined on the basis of compounding at the end of each accrual period and properly adjusted for the length of the particular accrual period). The adjusted issue price of a Note is the sum of its issue price, plus prior accruals of original issue discount, reduced by the total payments made with respect to such
Note in all prior periods and on the first day of the current accrual period. Each payment on a Note will be treated as a payment of original issue discount (which was previously includable in income) to the extent that original issue discount has accrued as of the date such payment is due and has not been allocated to prior payments, and any excess will be treated as a payment of principal.

    There are several circumstances under which we could make a payment on a Note which would affect the yield to maturity of a Note, including the optional redemption of Notes by us and the repurchase of Notes by us pursuant to a Change of Control. According to regulations, the possibility of a change in circumstances will not affect the amount of interest income recognized by you (or the timing of such recognition) if the likelihood of the change, as of the date the debt obligations are issued, is remote. We believe that the likelihood of these circumstances happening is remote and does not intend to treat such possibility as affecting the yield to maturity.

    Original issue discount accrued with respect to the Notes will constitute foreign source income, and generally will be "passive" or "financial services" income, which is treated separately from other types of income, for purposes of computing any foreign tax credit that may be allowable to you.

    ELECTION TO TREAT ALL INTEREST AS ORIGINAL ISSUE DISCOUNT. You may elect to treat all "interest" on a Note as original issue discount and calculate the amount includable in gross income under the method described above. For this purpose, "interest" includes stated and unstated interest, original issue discount, acquisition discount, market discount and de minimis market discount, as adjusted by any acquisition premium. The election is to be made for the taxable year in which you acquired the Note and may not be revoked without the consent of the Internal Revenue Service.

    MARKET DISCOUNT AND ACQUISITION PREMIUM. If you purchased a Note for an amount that is less than its adjusted issue price, the Note may have "market discount' to you. Any principal payment or gain realized by you on disposition or retirement of a Note will be treated as ordinary income to the extent that there is accrued market discount on the Note. Unless you elect to accrue under a constant-interest method, accrued market discount is the total market discount multiplied by a fraction, the numerator of which is the number of days the holder has held the obligation and the denominator of which is the number of days from the date you acquired the obligation until its maturity. You may be required to defer a portion of its interest deductions for the taxable year attributable to any indebtedness incurred or continued to purchase or carry a Note purchased with market discount. Any such deferred interest expense would not exceed the market discount that accrues during such taxable year and is, in general, allowed as a deduction not later than the year in which such market discount is includable in income. If the you elect to include market discount in income currently as it accrues on all market discount instruments acquired by the U.S. holder in that taxable year or thereafter, the interest deferral rule described above will not apply.

    If you acquired a Note for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on such Note after the purchase date other than payments of qualified stated interest, the Note will be considered to have purchased by you at an "acquisition premium." Under the acquisition premium rules of the Code and the regulations, the daily portion of original issue discount which such holder must include in its gross income with respect to such Note for any taxable year will be reduced by an amount equal to the original issue discount multiplied by a fraction, the numerator of which is the amount of such acquisition premium and the denominator of which is the original issue discount remaining from the date the Note was purchased to its maturity date.

    SALE, EXCHANGE OR RETIREMENT OF THE NOTES. Upon the sale, exchange or retirement of a Note, you generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (which does not include any amount attributable to accrued but unpaid interest, which will be taxable as interest) and your adjusted tax basis in the Note. Your adjusted tax basis in the Note will equal your cost for the Note (in the case of an initial purchaser, its issue price, as discussed above) increased by any original issue discount or market discount previously included in income by you with respect to such Note and decreased by any payments received thereon.

     Gain or loss realized on the sale, exchange or retirement of a Note will be capital gain or loss (subject to the market discount rules, discussed above), and will be long-term capital gain or loss if at the time of sale, exchange or retirement you have held the Note for more than one year. Certain non-corporate U.S. holders, including individuals, are eligible for reduced rates of taxation on net long-term capital gains. The deductibility of capital losses is subject to limitations. Such gain or loss, if any, will be United States source. You are urged to consult your tax advisor with respect to the taxation of capital gains and losses.

WARRANTS AND SHARES

     TAX TREATMENT OF THE WARRANTS. Because there is no exercise price for a warrant, a warrant should be considered to be constructively exercised for United States federal income tax purposes on the day on which the warrant is acquired and you should be considered a holder of Shares subject to the warrant as of the date you acquired the warrant. Consequently, the following discussion is applicable to holders of Shares and warrants. You will not realize gain or loss on the exercise of a warrant for class B non-voting shares.

    PAYMENT OF DIVIDENDS. The gross amount of any dividends paid to you (including amounts withheld to pay Canadian withholding taxes) will be treated as dividend income to you to the extent paid out of our current or accumulated earnings and profits, as determined under United

States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code. Such dividends will be foreign source income and will be either "passive income" or "financial services" income for United States foreign tax credit purposes.

    The amount of any dividend paid in Canadian dollars will equal the United States dollar value of the Canadian dollars received calculated by reference to the exchange rate in effect on the date the dividend is received by you regardless of whether the Canadian dollars are converted into United States dollars. If you do not convert the Canadian dollars into United States dollars on the date of receipt, you will have a basis in the Canadian dollars equal to its United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as United States source ordinary income or loss.

    If you are a U.S. holder or eligible for the benefits of the Canada-United States Income Tax Convention (1980) (the "Convention"), the maximum rate of Canadian withholding tax on dividends paid to you is 15%. You may be entitled to deduct or credit such tax, subject to applicable limitations in the Internal Revenue Code. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

    To the extent that the amount of any distribution paid to you exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of your Warrant Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the Warrant Shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. To the extent such distributions are treated as capital gain, such gain would be United States source. Accordingly, you would not be able to use the foreign tax credit arising from any Canadian withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against United States tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

    SALE, EXCHANGE OR REPURCHASE OF WARRANTS OR SHARES. Generally, the issue price of the warrants is determined by reference to the price paid for the warrants. For the initial purchasers of our warrants in the February 2000 unit offering, we allocated US$47.91 to the warrants comprising each unit, for tax and accounting purposes.

    You generally will recognize taxable gain or loss on the disposition of a warrant or Warrant Share in an amount equal to the difference between the amount realized for the warrant or the Warrant Share and your adjusted tax basis in the warrant or Warrant Share. Such gain or loss will be capital gain or loss, and such gain or loss will be long-term capital gain or loss if you held the Warrant Share for more than one year. Certain non-corporate U.S. holders, including individuals, are eligible for reduced rates of taxation on net long-term capital gains. The deductibility of capital losses is subject to limitations. Such gain or loss, if any, will be United States source.

    If we repurchase Shares, the repurchase generally will be treated as a sale or exchange of stock subject to the rules discussed above. However, under certain circumstances as provided by

Section 302 of the Internal Revenue Code, the repurchase may be treated fully or partially as a dividend taxable as ordinary income to you. You should consult your own tax advisor concerning the United States federal income tax consequences of the repurchase under your particular circumstances.

    PASSIVE FOREIGN INVESTMENT COMPANY RULES. In general, we will be a passive foreign investment company (a "PFIC") with respect to you if for any taxable year in which you held our warrants or Warrant Shares:

    o 75% or more of our gross income consists of passive income, such as dividends, interest, rents and royalties, or

    o 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income.

    If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income. We believe that we will not satisfy either of the PFIC tests in the current or subsequent taxable years. However, because the PFIC determination is made annually on the basis of our income and assets, including goodwill, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

    If we were a PFIC in any taxable year and you held warrants and Shares, you generally would be subject to special rules with respect to "excess distributions" made by us on the Shares and with respect to gain from the disposition of Shares. An "excess distribution" generally is defined as the excess of the distributions with respect to the Shares in any taxable year over 125% of the average annual distributions received by you from us during the shorter of the three preceding years, or your holding period for the Shares. Generally, you would be required to allocate any excess distribution or gain from the disposition of the Shares ratably over your holding period for the Shares. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, effectively would be taxed at the highest United States federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to the particular taxable year. The portion, if any, of the excess distribution or gain that is not allocated to prior taxable years would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.

    The foregoing rules with respect to excess distributions and dispositions may be avoided if you are eligible for and timely make a valid "mark-to-market" election. If you make a valid mark-to-market election, you will not be subject to the PFIC rules described above. Instead, in calculating income for each taxable year, you generally would be required, subject to certain limitations, to take into account the difference, if any, between the fair market value and the adjusted tax basis of the Shares as ordinary gain or loss at the end of taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the Shares will be adjusted to reflect any such income or loss amounts. The mark-to-market election is made with respect to marketable stock in a PFIC on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the

Internal Revenue Service. Under applicable regulations, the term "marketable stock" includes stock of a PFIC that is "regularly traded" on a qualified exchange or other market. For these purposes, a class of stock is regularly traced on a qualified exchange or other market for any calendar year during which such class of stock is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. It is expected that the shares will be treated as marketable stock for these purposes, but no assurances can be given.

    If you own Shares during any year that we are a PFIC, you must file Internal Revenue Service Form 8621. If we are a PFIC, U.S. holders who acquire shares from decedents could be denied the step-up of the income tax basis for such shares which would otherwise have been available.

    INFORMATION REPORTING AND BACKUP WITHHOLDING. In general, information reporting requirements will apply to certain payments made in respect of the warrants or the Shares (or in respect of the Shares received upon exercise of the warrants) or the Notes and the proceeds received on the disposition of warrants or Warrant Shares or the Notes paid within the United States (and in certain cases, outside of the United States) to U.S. holders other than certain exempt recipients (such as corporations), and a 31 percent backup withholding may apply to such amounts if you are a non-corporate U.S. holder and you:

    o   fail to provide an accurate taxpayer identification number,

    o are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns, or

    o in certain circumstances, fail to comply with applicable certification requirements.

    Persons that are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8 (or successor form).

    If you sell your warrants, Shares or Notes to or through a United States office of broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption, provided that the broker does not have actual knowledge that you are a U.S. person or that the conditions of any such exemption are not satisfied. If you sell your warrants, Shares or Notes outside the United States through a non-U.S. office of a non-U.S. broker, and the sales proceeds are paid to you outside the United States, then United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your warrants, Shares or Notes through a non-U.S. office of a broker that:

    o   is a United States person;

    o derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States;

    o   is a "controlled foreign corporation" as to the United States; or

    o   is a foreign partnership, if at any time during its tax year:

    o one or more of its partners are U.S. persons, as defined in regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

    o at any time during its tax year the foreign partnership is engaged in a United States trade or business;

unless the broker has documentary evidence in its records that you are a non-United States person and does not have actual knowledge that you are a U.S. person or you otherwise establish an exemption.

    You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of Warrants or Notes by a holder (a "U.S. Holder") who, for the purposes of the Income Tax Act (Canada) (the "ITA") and the Canada-United States Income Tax Convention (1980) (the "Convention"), as applicable, and at all relevant times,
(i) is a resident of the United States and not resident, nor deemed to be resident, in Canada, (ii) holds warrants, Shares or Notes as capital property,
(iii) does not use or hold (and is not deemed to use or hold) warrants, Shares or Notes in connection with a trade or business carried on (or deemed to be carried on) in Canada and (iv) deals at arm's length with Group Telecom. For the purpose of the ITA, related persons (as defined therein) are deemed not to deal at arm's length, and it is a question of fact whether persons not related to each other deal at arm's length. In general, warrants, Shares and Notes will be considered to be capital property to a U.S. holder unless the U.S. Holder holds the warrants, Shares or Notes, as the case may be, in the course of carrying on business or acquired the warrants, Shares or Notes, as the case may be, in a transaction or transactions considered to be an adventure or concern in the nature of trade. Special rules, which are not discussed in this summary, may apply to "financial institutions" (as defined in the ITA) and to non-resident insurers carrying on an insurance business in Canada and elsewhere, and accordingly, such persons should consult their own tax advisors.

    This summary is based on the current provisions of the ITA and the regulations thereunder and the Convention, specific proposals to amend the ITA or the regulations thereunder announced by the Canadian Minister of Finance prior to the date hereof (the "Tax Proposals") and the current published administrative practices of the Canada Customs and Revenue Agency (the "CCRA"). This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not otherwise take into account or anticipate any changes in law or administrative practice nor does it otherwise take into account income tax laws or considerations of any province or territory of Canada, which may differ from the federal income tax consequences described herein, or any jurisdiction other than Canada. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular investor, and no representation with respect to the tax consequence to any particular U.S. Holder is made.

    All amounts relating to the acquisition, holding or disposition of warrants, Shares or Notes must be converted into Canadian dollars for the purposes of the ITA.

WARRANTS AND SHARES

     EXERCISE OF WARRANTS. A U.S. Holder will not realize a gain or a loss on the exercise of a Warrant for Shares.

     DIVIDENDS. Under the ITA and the Convention, dividends paid or credited, or deemed to be paid or credited (e.g., as described below), on the Shares to a U.S. Holder who owns less than 10% of the voting shares of Group Telecom will be subject to Canadian withholding tax at the rate of 15% of the gross amount of such dividends or deemed dividends, provided that the U.S. Holder is the beneficial owner of such dividends or deemed dividends.

    Under the Convention, dividends paid to certain religious, scientific, charitable and similar tax exempt organizations and certain pension organizations that are resident, and exempt from tax, in the United States and who have complied with certain administrative procedures may be exempt from this Canadian withholding tax.

     DISPOSITION OF WARRANTS OR WARRANT SHARES. A U.S. Holder will not be subject to tax under the ITA in respect of any capital gain realized on a disposition or deemed disposition of a warrant or a Share unless at the time of such disposition or deemed disposition such warrant or Share constitutes taxable Canadian property of the U.S. Holder for purposes of the ITA and such U.S. Holder is not entitled to relief under the Convention. The warrants and Shares will generally not constitute taxable Canadian property of a U.S. Holder at the time of disposition of such warrants or Shares provided that (i) the U.S. Holder does not use or hold such Warrants or Shares, as the case may be, in connection with carrying on business in Canada, (ii) the U.S. Holder, alone or together with persons with whom it does not deal at arm's length, did not own (taking into account any interest in or option in respect of such shares) 25% or more of the issued shares of any class or series of the capital stock of Group Telecom during the five-year period that ends at such time of disposition, and (iii) furthermore, the Shares are listed on a prescribed stock exchange. In any event, pursuant to the Convention, a U.S. Holder will not generally be subject to Canadian income tax on any capital gain realized on the disposition or deemed disposition of a warrant or a Share (including a disposition to Group Telecom) provided that the value of the warrant or the Share, as the case may be, at the time of the disposition is not derived principally from real property situated in Canada (as defined in the Convention). To the extent the warrant or Shares disposed of constitute taxable Canadian property, a U.S. Holder will be required to file a Canadian tax return for the taxation year in which the disposition occurs even if the gain arising from such a disposition is exempt from tax because of the Convention.

    If we purchase a Share from you, other than by a purchase in the open market in the manner in which shares would normally be purchased by a member of the public in the open market, we will be deemed to have paid and you will be deemed to have received a dividend equal to the amount paid by Group Telecom in excess of the paid-up capital of the Share for the purposes of the ITA at the time of the purchase. The paid-up capital of the Share may be less than you cost of the share. Such deemed dividend will be subject to the withholding tax described under

"Dividends" above. The amount by which the purchase price of the Share exceeds the amount of the deemed dividend will be treated as proceeds of disposition of the Share.

NOTES

    The payment by Group Telecom of interest, principal or premium, if any, on the Notes to a U.S. holder will be exempt from Canadian withholding tax.

    In addition, no other tax on income (including taxable capital gains) will be payable under the ITA by a U.S. holder in respect of the acquisition, holding, redemption or disposition of the Notes.

F.       DIVIDENDS AND PAYING AGENTS

         Not applicable

G.       STATEMENTS BY EXPERTS

         Not applicable

H.       DOCUMENTS ON DISPLAY

         We are currently subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, file periodic reports and other information with the Commission through its Electronic Data Gathering, Analysis and Retrieval (or EDGAR) system. Our SEC filings, including the registration statement, of which this prospectus is a part, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549, and the Commission's regional offices located in New York, New York and Chicago, Illinois. Copies of all or any part of the registration statement may be obtained from these offices after payment of fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

         As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. Because we are a foreign private issuer, we, our directors and our officers are also exempt from the shortswing profit recovery and disclosure regime of section 16 of the Exchange Act.

I.       SUBSIDIARY INFORMATION

         Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     In the normal course of business, we are exposed to changes in foreign currency exchange rates and interest rates, which may significantly affect our financial results. We regularly assess the risks and establish policies to manage the effects of these exposures.

FOREIGN EXCHANGE RISK

     As of September 30, 2000 we had debt outstanding denominated in U.S. dollars of approximately US$562.3 million. Since the majority of our revenue is in Canadian dollars, we are, and will continue to be, exposed to fluctuations in the exchange rate between Canadian and U.S. dollars and the uncertainty of the amount of Canadian dollars that will be required to service the principal and interest payments under our U.S. dollar denominated debt. In order to minimize these effects, as at September 30, 2000, we had entered into certain cross currency swaps to hedge approximately 57% of our outstanding U.S. dollar denominated debt. As at September 30, 2000, the fair value of these swap agreements is not significant. We do not utilize these financial instruments for trading or other speculative purposes.

    Based on our September 30, 2000 balances, a 1 percent change in the foreign currency exchange rate between the Canadian and U.S. dollar would have an impact of $3.8 million on the unhedged portion of our long-term debt. Any substantial increase in the U.S. dollar relative to the Canadian dollar could affect our results of operations and our ability to meet our future payment obligations on our debt.

INTEREST RATE RISK

    A portion of our debt outstanding bears interest at a floating rate, therefore, we are and will continue to be, exposed to fluctuations in the prime and/or LIBOR interest rates. A 1 percent interest rate change on our floating interest rate long-term debt outstanding at September 30, 2000, would have an annual impact of $2.5 million on our interest cost.

CREDIT RISK

     Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, and accounts receivable. Our cash and cash equivalents are deposited with highly rated financial institutions. Our accounts receivable are derived from revenue earned from customers located in Canada. We perform ongoing credit evaluations on our customers' financial condition and, generally, requires no collateral from our customers. We maintain an allowance for doubtful accounts receivable based upon expected collectibility of accounts receivable.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                  Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None

ITEM 15: RESERVED

ITEM 16: RESERVED

PART III

ITEM 17: FINANCIAL STATEMENTS

         Not applicable.

ITEM 18: FINANCIAL STATEMENTS


                                AUDITORS' REPORT

To the Directors of
GT GROUP TELECOM INC.

    We have audited the consolidated balance sheets of GT GROUP TELECOM INC. as at September 30, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for the years ended September 30, 2000, 1999 and 1998. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2000 and 1999 and the results of its operations and its cash flows for the years ended September 30, 2000, 1999 and 1998 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada                                 /s/ PRICEWATERHOUSECOOPERS LLP
November 3, 2000                                Independent Public Accountants

                              GT GROUP TELECOM INC.

                           CONSOLIDATED BALANCE SHEETS

                  (expressed in thousands of Canadian dollars)

                                                                                             SEPTEMBER 30,
                                                                                           2000         1999
                                                                                        ---------     -------
                                                                                             $            $
ASSETS
CURRENT ASSETS
Cash and cash equivalents..........................................................       444,050      59,851
Accounts receivable (note 4).......................................................        49,952       3,783
Prepaid expenses...................................................................         5,939         526
Inventory..........................................................................           436         545
                                                                                        ---------     -------
                                                                                          500,377      64,705
PROPERTY, PLANT AND EQUIPMENT (note 5).............................................       954,917      73,817
PREPAYMENTS ON PROPERTY, PLANT AND EQUIPMENT (notes 3(a) and 3(b)).................       203,703          -
LONG-TERM INVESTMENT (note 6)......................................................        43,238          -
GOODWILL AND OTHER ASSETS (note 7).................................................       227,033       1,292
                                                                                        ---------     -------
                                                                                        1,929,268     139,814
                                                                                        =========     =======
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 8)..................................       111,395      14,926
Unearned revenue (note 9)..........................................................           544         656
Current portion of long-term debt (note 10)........................................         4,348       1,253
                                                                                        ---------     -------
                                                                                          116,287      16,835
LONG-TERM UNEARNED REVENUE (note 9)................................................         1,255       1,494
LONG-TERM DEBT (note 10)...........................................................       948,928      47,557
                                                                                        ---------     -------
                                                                                        1,066,470      65,886
                                                                                        =========     =======


SHAREHOLDERS' EQUITY
SHARE CAPITAL (note 11)
Authorized
  Common shares
    Unlimited number of Class A voting and convertible Class B non-voting common shares without par value
  Preferred
    50,000,000 Series A convertible first preference shares without par value
    100,000,000 Series B convertible first preference shares without par value
Issued and outstanding
  Common shares                                                                           463,333      12,573
    79,542,239 Class A voting shares (1999 - 18,261,149)...........................
    41,105,767 Class B non-voting shares (1999 - 4,148,569)........................       495,370       5,026
  Preferred shares
    Nil Series A first preference shares (1999 - 41,500,002).......................            -       67,281
                                                                                        ---------     -------
                                                                                          958,703      84,880
ADDITIONAL PAID-IN CAPITAL.........................................................           255         255
WARRANTS (note 11(f))..............................................................        58,776          -
LOANS TO OFFICERS (note 11(g)).....................................................        (3,868)         -
SHARES TO BE ISSUED (note 11(h))...................................................            -        1,875
DEFICIT............................................................................      (151,068)    (13,082)
                                                                                        ---------     -------
                                                                                          862,798      73,928
                                                                                        ---------     -------
                                                                                        1,929,268     139,814
                                                                                        =========     =======


COMMITMENTS AND CONTINGENCIES (note 14)
SUBSEQUENT EVENTS (note 17)

APPROVED BY THE BOARD OF DIRECTORS

      (signed) DANIEL R. MILLIARD                 (signed) JAMES G. MATKIN
               Director                                    Director

     The accompanying notes form an integral part of these consolidated financial statements.

                              GT GROUP TELECOM INC.

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                  (expressed in thousands of Canadian dollars)

                                                                                  YEAR ENDED SEPTEMBER 30,
                                                                                2000        1999       1998
                                                                              --------    -------    -------
                                                                                  $           $          $
     REVENUE............................................................        73,251      2,705      1,823
     COST OF SERVICES...................................................        51,336      1,808      1,131
                                                                              --------    -------    -------
                                                                                21,915        897        692
     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.......................       100,959     10,219      3,038
                                                                              --------    -------    -------
                                                                               (79,044)    (9,322)    (2,346)
     AMORTIZATION.......................................................        43,055        853        255
     INTEREST AND FINANCE ITEMS
     Interest income....................................................       (22,208)      (920)       (58)
     Interest on long-term debt.........................................        81,207        262        147
     Finance charges....................................................         4,631        192         -
     Foreign exchange loss (gain).......................................        (9,276)        93       (251)
                                                                              --------    -------    -------
                                                                                54,354       (373)      (162)
                                                                              --------    -------    -------
     LOSS BEFORE INCOME TAXES...........................................      (176,453)    (9,802)    (2,439)
     PROVISION FOR (RECOVERY OF) INCOME TAXES (note 12)
     Current............................................................         3,833        165         -
     Future.............................................................       (42,300)        -          -
                                                                              --------    -------    -------
                                                                               (38,467)       165         -
                                                                              --------    -------    -------
     LOSS FOR THE YEAR..................................................      (137,986)    (9,967)    (2,439)
     DEFICIT - BEGINNING OF YEAR........................................       (13,082)    (3,115)      (676)
                                                                              --------    -------    -------
     DEFICIT - END OF YEAR..............................................      (151,068)   (13,082)    (3,115)
                                                                              ========    =======    =======
     LOSS PER SHARE.....................................................         (1.83)     (0.56)     (0.26)
                                                                              ========    =======    =======
     WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
       (in thousands)...................................................        75,442     17,859      9,542
                                                                              ========    =======    =======

     The accompanying notes form an integral part of these consolidated financial statements.

                              GT GROUP TELECOM INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  (expressed in thousands of Canadian dollars)

                                                                                      YEAR ENDED SEPTEMBER 30,
                                                                                     2000      1999       1998
                                                                                 ---------   -------    -------
                                                                                       $         $          $

   CASH PROVIDED BY (USED IN)
   OPERATING ACTIVITIES
   Loss for the year.........................................................     (137,986)   (9,967)    (2,439)
   Items not affecting cash
     Amortization............................................................       43,055       853        255
     Non-cash interest expense...............................................       79,832        -          -
     Additional paid-in capital..............................................           -         -          84
     Shares issued for interest on long-term debt............................           -        171         62
     Recovery of future income taxes.........................................      (42,300)       -          -
                                                                                 ----------   -------    -------
                                                                                   (57,399)   (8,943)    (2,038)
                                                                                 ----------   -------    -------
   Changes in non-cash working capital items
     Increase in accounts receivable.........................................      (44,112)   (2,417)      (723)
     Increase in prepaid expenses............................................       (5,179)     (500)        (1)
     Decrease (increase) in inventory........................................          343      (545)        -
     Increase in accounts payable and accrued liabilities....................       57,771     1,295      1,363
     Increase (decrease) in unearned revenue.................................         (605)    2,077         39
                                                                                 ---------   -------    -------
                                                                                     8,218       (90)       678
                                                                                 ---------   -------    -------
   Cash flows used in operating activities...................................      (49,181)   (9,033)    (1,360)
                                                                                 ---------   -------    -------
   FINANCING ACTIVITIES
   Proceeds from long-term debt..............................................      690,711     4,421      1,762
   Issuance of shares........................................................      396,120    71,526      5,924
   Proceeds from issuance of warrants........................................       58,776        -          -
                                                                                 ---------   -------    -------
                                                                                 1,145,607    75,947      7,686
                                                                                 ----------   -------    -------
   INVESTING ACTIVITIES
   Business acquisitions.....................................................     (446,720)       -          -
   Purchase of property, plant and equipment.................................     (153,569)   (8,454)    (3,738)
   Increase in other assets..................................................      (64,832)   (1,085)      (173)
   Purchase of long-term investment..........................................      (43,238)       -          -
   Issuance of loans to officers.............................................       (3,868)       -          -
                                                                                 ---------   -------    -------
                                                                                  (712,227)   (9,539)    (3,911)
                                                                                 ---------   -------    -------
   INCREASE IN CASH AND CASH EQUIVALENTS.....................................      384,199    57,375      2,415
   CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR.............................       59,851     2,476         61
                                                                                 ---------   -------    -------
   CASH AND CASH EQUIVALENTS - END OF YEAR...................................      444,050    59,851      2,476
                                                                                 =========   =======    =======

Additional cash flow disclosures (note 15)

     The accompanying notes form an integral part of these consolidated financial statements.

                              GT GROUP TELECOM INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (tabular amounts expressed in thousands of Canadian dollars)

1   NATURE OF BUSINESS

    GT Group Telecom Inc. ("GT") was incorporated on April 12, 1996 under the Canada Business Corporations Act. GT, through its wholly owned subsidiaries GT Group Telecom Services Corp. and GT Group Telecom Services (USA) Corp. (collectively known as "the Company") markets and sells telecommunications services and related products over GT's owned fiber-optic infrastructure to small and medium-sized businesses. The Company also uses digital subscriber lines and fixed wireless technology to extend the reach of its network. The Company provides data, Internet applications and voice services and derives revenue from network usage and access, equipment sales, co-location and installation services.

2   SIGNIFICANT ACCOUNTING POLICIES

    These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which, in the case of the Company, conform in all material respects with those in the United States, except as outlined in note 19.

(A)  PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

(B) CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturity at the date of purchase of three months or less. The short-term interest bearing securities are recorded at cost plus accrued interest earned, which approximates current market value.

(C)  REVENUE RECOGNITION

    Revenue from network usage and access is recognized when services are provided. Revenue from equipment sales is recognized at the time the equipment is delivered and accepted by the customer. Revenue from installation services and from co-locations, where the Company provides a location and services for the customers' servers and telecommunication equipment, are recognized as services are rendered.

    Unearned revenue is recorded for services when cash payment has been received in advance and is recognized as revenue in the period in which the services are provided.

    Income from operating leases of fiber-optic facilities is recognized on a straight-line basis over the term of the lease.

(D) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided over estimated useful lives on a straight-line basis at the following annual rates:

     Buildings.........................                                       7%
     Furniture and fixtures............                                      20%
     Computer equipment and software...                                      33%
     Telecommunication networks........                                5% to 20%
     Leasehold improvements............  over the term of the leases (4-8 years)

    Telecommunication networks, which are installed on rights of way granted by others, include construction costs, costs of acquiring rights of way, interest costs and network design costs, all of which are incurred in developing new networks or expanding existing networks. Amortization commences when the assets are available for use.

    Management reviews the carrying values of its property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing its review for recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.

(E) LONG-TERM INVESTMENT

    The long-term investment is accounted for on the cost basis. The carrying value of the investment is written down to net realizable value if there is a loss of value that is considered to be other than temporary.

(F)  GOODWILL AND OTHER ASSETS

    Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is amortized over its estimated useful life ranging from 3 to 20 years. The Company reviews the carrying value of its goodwill to determine whether there has been a permanent impairment in value. The measurement of possible impairment is based primarily on the ability to recover the carrying value from expected future operating cash flows on an undiscounted basis.

    Non-compete agreements, license rights and deferred charges are amortized on a straight-line basis over the term of the agreements or estimated useful life ranging from 3 to 10 years.

    Financing costs are amortized on a straight-line basis over the terms of the related debt financing.

(G) STOCK-BASED COMPENSATION PLAN

    The Company has a stock-based compensation plan, which is described in note 11(f). No compensation expense is recognized for the plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

(H)  FOREIGN CURRENCY TRANSLATION

    The Company translates all foreign currency denominated monetary assets and liabilities at year-end exchange rates. Revenues and expenses are translated at the rates prevailing on the respective transaction dates. Exchange gains and losses resulting from movements in rates are reflected in net income in the year except for: (i) gains or losses relating to long-term monetary liabilities which are deferred and amortized over the remaining term of the assets and liabilities; and (ii) hedged balances which are described in note 13.

(I)  INCOME TAXES

    The Company uses the liability method of accounting for income taxes under which future tax assets and liabilities are recognized for differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates in effect in the period in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. A valuation allowance is recorded to the extent there is uncertainty regarding realization of future tax assets.

(J)  LOSS PER COMMON SHARE

    Loss per common share is calculated using the weighted average number of common shares outstanding during the years. The exercise of options and warrants outstanding at September 30, 2000, 1999 and 1998 would have had an anti-dilutive effect on loss per common share.

(K)  SEGMENTED INFORMATION

    The Company is a Canadian national facilities based provider of high-speed data, Internet application and voice services comprising a single operating segment. Substantially all of the Company's assets are located in Canada and revenue is derived from telecommunications services provided in Canada.

(L)  USE OF ESTIMATES

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3   BUSINESS ACQUISITIONS

    Summary of the assets acquired and liabilities assumed during the year ended September 30, 2000:

                                                            SHAW         VIDEON        CABLE
                                                          FIBERLINK    FIBERLINK     ATLANTIC
                                                             (A)           (B)          (C)     OTHER       TOTAL
                                                         ----------    ---------    ---------  -------   ----------
                                                              $             $            $        $           $
   ASSETS
   Indefeasible right to use agreements
     Property, plant and equipment for
        constructed fibers...........................       329,000       88,359       29,689       -       447,048
     Prepayment for fibers to
        be constructed...............................       223,000        7,600           -        -       230,600
   Property, plant and equipment.....................       100,000        7,397       17,560      435      125,392
   License rights....................................        13,800           -            -        -        13,800
   Non-compete agreements............................        15,000           -         1,200       -        16,200
   Goodwill including
     acquisition costs...............................       119,513           -        25,025    3,261      147,799
   Other current assets..............................           204          784        1,107       24        2,119
                                                         ----------    ---------    ---------  -------   ----------
                                                            800,517      104,140       74,581    3,720      982,958
                                                         ==========    =========    =========  =======   ==========
   LIABILITIES
   Current liabilities...............................           246           -           881       -         1,127
   Future income taxes...............................        28,200           -        14,100       -        42,300
                                                         ----------    ---------    ---------  -------   ----------
                                                             28,446           -        14,981       -        43,427
                                                         ==========    =========    =========  =======   ==========
   PURCHASE CONSIDERATION
   Cash paid.........................................       360,000       68,784       15,226    2,710      446,720
   Class A voting shares.............................            -            -            -     1,010        1,010
   Class B non-voting shares.........................            -        32,356       42,374       -        74,730
   Series B first preference shares..................       400,071           -            -        -       400,071
   Acquisition costs.................................        12,000        3,000        2,000       -        17,000
                                                         ----------    ---------    ---------  -------   ----------
                                                            772,071      104,140       59,600    3,720      939,531
                                                         ==========    =========    =========  =======   ==========
   NUMBER OF SHARES
     ISSUED
   Class A voting shares.............................            -            -            -   336,666      336,666
                                                         ==========    =========    =========  =======   ==========
   Class B non-voting shares.........................            -     1,667,000    1,740,196       -     3,407,196
                                                         ==========    =========    =========  =======   ==========
   Series B first preference shares..................    29,096,097           -            -        -    29,096,097
                                                         ==========    =========    =========  =======   ==========

    The acquisitions of business' assets and liabilities are accounted for by the purchase method of accounting under which the assets and liabilities purchased are recorded at their fair values with the excess of the purchase price over the fair value of identifiable assets and liabilities acquired recorded as goodwill. The results of operations are included in the Company's consolidated statement of operations from the dates of acquisition.

(A)  SHAW FIBERLINK

    On February 16, 2000, the Company purchased from Shaw Communications Inc. ("Shaw Communications") and Shaw FiberLink Ltd. ("Shaw FiberLink") all of the property and assets of Shaw FiberLink used in connection with the high-speed data and competitive access business.

    The Company and Shaw FiberLink also entered into an indefeasible right to use agreement which grants the Company an indefeasible right to use certain specifically identified existing fibers in the fiber-optic cable networks of Shaw Communications for 60 years. Certain of the existing fibers located in New Brunswick, Canada under the indefeasible right to use agreement will be available for use in 2003. In addition, the Company will receive an indefeasible right to use fibers to be built over the next three years in mutually agreed regions. As at September 30, 2000, the carrying value of newly constructed fibers obtained for use by the Company amounts to $27 million.

(B) VIDEON FIBERLINK

    On April 27, 2000, the Company purchased from Moffat Communications Limited ("Moffat Communications") all the property and assets used as a competitive access provider in its Videon FiberLink business. The Company and Moffat Communications also entered into an indefeasible right to use agreement which granted the Company an indefeasible right to use certain specifically identified existing fibers in the fiber-optic cable networks of Moffat Communications for 30 years. In addition, the Company will receive an infeasible right to use fibers to be built over the next three years in mutually agreed upon regions.

(C)  CABLE ATLANTIC

    On July 21, 2000, the Company purchased from Cable Atlantic Inc. ("Cable Atlantic") all the property and assets used in connection with the fiber-optic telecom business. The Company also entered into an indefeasible right to use agreement which granted the Company an indefeasible right to use certain specifically identified existing fibers in the fiber-optic cable networks of Cable Atlantic for 30 years.

    The following unaudited pro forma data summarizes the results of operations for the years indicated as if the Shaw FiberLink acquisition had been completed as of the beginning of the years presented. The pro forma data give effect to actual operating results prior to the acquisition, adjusted to give effect to interest expense on long-term debt of $360 million and amortization of the assets acquired. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the beginning of the years presented or that may be obtained in the future.

                                                                                                    YEAR ENDED
                                                                                                   SEPTEMBER 30,
                                                                                                  2000      1999
                                                                                               ---------  --------
                                                                                                    $          $
                                                                                                     (UNAUDITED)
     Revenue.................................................................................     91,296    43,176
     Income (loss) before amortization, interest and finance items and
        income tax...........................................................................    (74,304)    2,863
     Net loss................................................................................   (160,930)  (53,195)
     Loss per share..........................................................................      (1.82)    (2.98)
     Weighted average number of common shares outstanding
       (in thousands)........................................................................     88,639    17,859

    Pro forma results including the other acquisitions completed by the Company during the year ended September 30, 2000 have not been provided as the results of operations are not considered significant and the information is not readily available.

4   ACCOUNTS RECEIVABLE

                                                                                                  2000      1999
                                                                                                 ------    ------
                                                                                                     $        $
     Trade receivables.........................................................................  34,759     1,191
     Sales tax receivable......................................................................  12,568     2,140
     Employee receivables......................................................................   3,105       487
     Other.....................................................................................   4,026        -
     Allowance for doubtful accounts...........................................................  (4,506)      (35)
                                                                                                 ------    ------
                                                                                                 49,952     3,783
                                                                                                 ======    ======

5   PROPERTY, PLANT AND EQUIPMENT

                                                                                        SEPTEMBER 30, 2000
                                                                                           ACCUMULATED
                                                                                  COST    AMORTIZATION        NET
                                                                                --------     ------         -------
                                                                                    $           $              $
   Land....................................................................          550         -              550
   Buildings...............................................................        3,950        139           3,811
   Furniture and fixtures..................................................        4,694        664           4,030
   Computer equipment and software.........................................       40,786      3,094          37,692
   Telecommunication networks..............................................      927,734     27,059         900,675
   Leasehold improvements..................................................        8,702        543           8,159
                                                                                --------     ------         -------
                                                                                 986,416     31,499         954,917
                                                                                ========     ======         =======

                                                                                        SEPTEMBER 30, 1999
                                                                                           ACCUMULATED
                                                                                  COST    AMORTIZATION        NET
                                                                                --------     ------         -------
                                                                                    $           $              $
   Land....................................................................          490         -              490
   Buildings...............................................................          887         87             800
   Furniture and fixtures..................................................          877         56             821
   Computer equipment and software.........................................        4,551        361           4,190
   Telecommunication networks..............................................       67,638        476          67,162
   Leasehold improvements..................................................          452         98             354
                                                                                --------     ------         -------
                                                                                  74,895      1,078          73,817
                                                                                ========     ======         =======

    Included in telecommunication networks as at September 30, 2000 are costs of $87 million (1999 - $40 million) relating to assets not yet available for use on which no amortization has been charged.

    Included in telecommunication networks are assets under capital lease with a cost of $447 million (1999 - $nil) and accumulated amortization of $13 million.

    Furniture and fixtures, and computer equipment and software, as at September 30, 2000 include capital lease asset costs of $4 million and $1 million (1999 - $0.3 million and $0.9 million) respectively, and related accumulated amortization of $nil. (1999 - $nil).

    For the year ended September 30, 2000, interest and finance charges of $3 million were capitalized on projects under construction (1999 - $2 million).

6   LONG-TERM INVESTMENT

    On April 12, 2000, the company purchased a less than 1% equity interest in 360networks, inc. for $43 million in cash. The market value of the investment at September 30, 2000 is $77 million.

7   GOODWILL AND OTHER ASSETS

                                                                                                   SEPTEMBER 30,
                                                                                                 2000        1999
                                                                                               --------     ------
                                                                                                  $            $
     Goodwill net of accumulated amortization of $4,319 (1999 - $nil).........................  131,464         -
     Non-compete agreements and license rights net of accumulated
       amortization of $4,098 (1999 - $nil)...................................................   26,172         -
     Deferred charges net of accumulated amortization of $527 (1999 - $32)....................   19,122        605
     Deferred financing charges net of accumulated amortization of $2,684 (1999 - $38)........   48,609        457
     Deferred foreign exchange loss net of accumulated
       amortization of $179 (1999 - $1).......................................................    1,666         12
     Deposits.................................................................................       -         218
                                                                                               --------     ------
                                                                                                227,033      1,292
                                                                                               ========     ======

8   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                                                   SEPTEMBER 30,
                                                                                                 2000        1999
                                                                                               --------     ------
                                                                                                  $            $
     Trade accounts payable................................................................      53,404      2,017
     Accounts payable and accruals for purchases of property, plant and equipment..........      32,498      9,355
     Accrued vacation and bonuses..........................................................      10,795      1,139
     Capital tax, large corporations tax and sales taxes payable...........................       6,786        622
     Other accrued liabilities.............................................................       7,912      1,383
     Accrual for inventory purchases.......................................................          -         410
                                                                                               --------     ------
                                                                                                111,395     14,926
                                                                                               ========     ======

9   UNEARNED REVENUE

    Unearned revenue represents amounts related to an operating lease arrangement entered into in April 1999, whereby the Company is the lessor of 24 strands of dark fiber including rights of way. The Company received an up-front fee for installation costs related to placement of fiber-optic cable, building entrances and fiber-optic cable connections to the lessee's existing cable facilities which is presented as unearned revenue and being recognized as income over the initial term of the lease. Under this contract, the Company also receives annual payments for lease and rights of way which are being recognized as income in equal annual amounts. The lease period ends in April, 2009; however the lessee has the option to extend the lease for an additional ten years. Minimum lease payments receivable for the next five years and thereafter are as follows:


                                                                                                                $
                                                                                                               ---
Year ending September 30,
        2001...........................................................................................        500
        2002...........................................................................................        500
        2003...........................................................................................        500
        2004...........................................................................................        250
        2005...........................................................................................        250
        Thereafter.....................................................................................        750

10  LONG TERM DEBT

                                                                                                   SEPTEMBER 30,
                                                                                                 2000        1999
                                                                                               --------     ------
                                                                                                  $            $
     Senior discount notes (a)................................................................  662,661       -
     Vendor financing (b).....................................................................  153,565     40,398
     Vendor financing (c).....................................................................   31,859      6,481
     Senior bank facility (d).................................................................  100,144         -
     Capital leases payable (f)...............................................................    4,292      1,155
     Note payable (e).........................................................................      755        776
                                                                                               --------     ------
                                                                                                953,276     48,810
     Less: Current portion....................................................................    4,348      1,253
                                                                                               --------     ------
                                                                                                948,928     47,557
                                                                                               ========     ======

    Repayments of long-term debt in each of the next five years are as follows:

                                                                        SENIOR                 SENIOR    CAPITAL LEASES
                                                                       DISCOUNT      VENDOR     BANK        AND NOTES
                                                                         NOTES     FINANCING  FACILITY       PAYABLE
                                                                       --------    ---------  --------   --------------
                                                                           $           $          $             $
   Year ending September 30,
        2001......................................................           -        1,615        -          2,463
        2002......................................................           -        1,479        -          1,676
        2003......................................................           -        8,783      4,907        1,155
        2004......................................................           -       10,703     10,014          339
        2005......................................................           -       13,727     10,014           -
        Thereafter................................................      662,661     149,117     75,209           -
                                                                        -------     -------    -------        -----
                                                                        662,661     185,424    100,144        5,633
        Less: Amounts representing interest.......................           -           -          -          (586)
                                                                        -------     -------    -------        -----
                                                                        662,661     185,424    100,144        5,047
                                                                        =======     =======    =======        =====

SENIOR DISCOUNT NOTES

    (a) Pursuant to an indenture dated February 1, 2000, the Company issued 855,000 units, consisting of U.S.$855 million (issued at a price of 52.651% of the stated amount) of 13.25% senior discount notes due 2010 and 855,000 warrants to purchase 4,198,563 Class B non-voting shares. Gross proceeds amounted to U.S.$450 million, equivalent to approximately CDN$651 million. Expenses related to the offering amounted to approximately $20 million. Of the total proceeds, $592 million was allocated to the senior discount notes and $59 million was allocated to the share purchase warrants (note 11(f)).

    The senior discount notes accrue interest at 13.25% on the face value of the notes until February 1, 2005. The interest accrued to February 1, 2005 is payable at maturity together with the face value of the notes. After February 1, 2005, interest is payable semi-annually in cash in arrears February 1 and August 1 of each year, at an annual rate of 13.25%. The effective interest rate on the senior discount notes is 14.9%.

    On or after February 1, 2003, the Company can elect to commence the payment of interest in cash semi-annually on February 1 and August 1 of each year, thereby reducing the stated amount of the note.

    The Company has an early redemption option at any time after February 1, 2005 for all or part of the senior discount notes. The redemption prices for the notes for each year ending February 1, are as follows: 106.625% in 2005, 104.417% in 2006, 102.208% in 2007 and 100% thereafter, plus unpaid interest. In addition, prior to February 1, 2005, the company may redeem up to 35% of the notes at a redemption price of 113.25% of the outstanding amounts of the notes at the time of redemption.

    The notes are unsecured obligations of the Company and the indenture contains certain restrictive covenants including limitation on indebtedness, restriction on the payment of dividends and other payments, limitations on liens, asset dispositions, change of control and limitation on transactions with subsidiaries.

    To reduce the exposure to U.S. dollar exchange rate fluctuations, the Company has entered into cross currency swaps as described in note 13.

VENDOR FINANCING

    (b) On May 28, 1999, the Company entered into a credit facility to finance the Company's purchase of telecommunication equipment and services to a value of U.S.$40 million.

    On February 3, 2000, the Company entered into a U.S.$315 million facility with this vendor to finance the purchase and installation of telecommunication equipment and services. The initial borrowings under this vendor facility were used to repay amounts outstanding under the existing credit facility with this vendor.

    The balance of vendor financing at September 30, 2000 of $154 million is comprised of amounts payable to the vendor of $17 million, and additional amounts drawn on the vendor credit facility of $137 million (denominated as U.S.$91 million).

    The vendor facility matures on June 30, 2008 with quarterly principal repayments at the rate of 1.25% of the amount outstanding, starting on March 31, 2003 until December 31, 2007. In March and June of 2008, the principal is repayable in two installments of 37.5% of the outstanding amount.

    Availability under the credit facility is by way of multiple draw-downs. At the option of the Company, draw-downs under the credit facility bear interest at either LIBOR plus an applicable margin or U.S. Prime Rate plus an applicable margin. Depending on the ratio of consolidated total debt to annualized earnings before interest, taxes and amortization, the margin added to the LIBOR is between 3.0% and 4.5% and the margin added to the U.S. Prime Rate is between 2.0% and 3.5%. The effective interest rate on outstanding amounts during the year ended September 30, 2000 was 11.5% (1999
    - 10.2%).

    In addition, a commitment fee varying between 0.75% and 1.50% depending on the level of utilization of the vendor facility is payable on the undrawn portion.

    The credit facility agreement contains certain covenants that restrict the ability of the Company and its subsidiaries to incur additional indebtedness and issue certain preferred stock, pay dividends or make other distributions, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its subsidiaries, issue or sell equity interests of the Company's subsidiaries or enter into certain mergers and consolidations.

    (c) On July 27, 1999 the Company entered into an agreement for a U.S.$15 million credit facility with a vendor.

    On September 29, 2000, the Company entered into a new vendor credit facility for $120 million to replace the U.S.$15 million vendor facility and finance the purchase and installation of telecommunication equipment and services provided by this vendor. The vendor credit facility matures September 29, 2007 with annual principal repayment at a rate of 4.89% of the outstanding amount on September 30, 2003, 10% on September 30, 2004 and September 30, 2005, 20% on September 20, 2006, and 55.11% on September 30, 2007.
    Availability under the vendor credit facility is by way of multiple draw-downs.

    The balance of vendor financing at September 30, 2000 of $32 million is comprised of amounts payable to the vendor of $16 million, and additional amounts drawn on the credit facility of $16 million (denominated as U.S.$10 million).

    At the option of the Company, the credit facility bears interest at either the Prime Rate (published rate of a Schedule I Canadian Bank) or the quoted banker acceptances rate ("BA rate") plus an applicable margin. The applicable margin on Prime Rate loans ranges from 2.00% to 3.25% and the margin applicable to BA Rate loans ranges from 3.00% to 4.25%, depending upon the Company's consolidated ratio of total debt to annualized earnings before interest, taxes and amortization. The effective interest rate on outstanding amounts during the year ended September 30, 2000 and 1999 was 12.0%.

    In addition, a commitment fee of 0.5% per annum is payable on the undrawn portion of the credit facility.

    The credit facility agreement contains certain covenants that restrict the ability of the Company and its subsidiaries to incur additional indebtedness and issue certain preferred stock, pay dividends or make other distributions, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its subsidiaries, issue or sell equity interests of the Company's subsidiaries or enter into certain mergers and consolidations.

SENIOR BANK FACILITY

    (d) On February 3, 2000, the Company entered into a credit agreement for a senior bank facility for an amount of $220 million to finance part of the acquisition of the business of Shaw FiberLink (note 3(a)). The bank facility is comprised of a $120 million seven year revolving reducing term loan and a $100 million reducing term loan.

    The $120 million revolving term loan reduces, starting February 3, 2003 to $108 million and reduces on every anniversary thereafter to $90 million in 2004, $72 million in 2005, $48 million in 2006 and nil in 2007. The $100 million reducing term loan is amortized annually by 4.9% on February 3, 2003, 10% on February 3, 2004 and 2005, 20% on February 3, 2006 and 55.1% on
    February 3, 2006.

    At the option of the Company, the bank facility may be used as LIBOR loans denominated in U.S. dollars, bankers acceptances in Canadian dollars, U.S. Base rate loans in U.S. dollars and standby letters of credit in Canadian or U.S. dollars. The margins added to the applicable interest rates may vary from 2.0% to 4.5%, depending upon the Company's consolidated ratio of total debt to annualized earnings before interest, taxes and amortization. The effective interest rate on outstanding amounts during the year ended September 30, 2000 was 11.9%.

    The credit facility agreement contains certain covenants that restrict the ability of the Company and its subsidiaries to incur additional indebtedness and issue certain preferred stock, pay dividends or make other distributions, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its subsidiaries, issue or sell equity interests of the Company's subsidiaries or enter into certain mergers and consolidations.

COLLATERAL AGENCY AND INTERCREDITOR AGREEMENT

    The Company has granted the lenders under the vendor credit facilities, the senior bank credit facility and cross currency swaps (note 13) general security agreements providing the lenders a first priority lien on all the present and future property and assets of a subsidiary of the Company. The parties to the various credit agreements have entered into an amended and restated Collateral Agency and Intercreditor Agreement, which among other things, sets out the agreement between the lenders for the priority and security of the obligations of the Company's subsidiaries to the lenders, and rights enforcement and allocation of proceeds.

NOTES PAYABLE

    (e) In 1998, the Company purchased land and a building for $900 thousand, which was financed substantially by a note payable to a vendor. The note bears interest at 10.5% per annum and is payable in monthly installments of principal and interest of $8 thousand per month, a lump sum payment against principal of $100 thousand on February 15, 1999, and the remaining balance on February 15, 2001. The land and building acquired have been pledged as collateral.

CAPITAL LEASES PAYABLE

    (f) Capital leases are payable in equal monthly instalments of $37 thousand including principal and interest at rates varying between 6% and 10%. The leases are collateralized by the underlying assets and expire in 2002.

11  SHARE CAPITAL

    Authorized

         Common

               Unlimited number of Class A voting shares without nominal or par value, each Class A share has one vote; unlimited number of convertible Class B non-voting shares without nominal or par value. Other than with respect to voting rights and limited conversion rights, the two classes of common shares have identical rights. Each Class B non-voting share may, under certain limited circumstances at the option of the holder, be converted into one Class A voting share. The holders of Class A and B shares are entitled to receive dividends as determined by the Board of Directors, subject to the rights of the holders of the preferred shares. The holders of Class A voting and Class B non-voting shares are also entitled to participate equally in the event of liquidation of the company, subject to the rights of the holders of the preferred shares.

         Preferred

               Unlimited number of non-voting first and second preference shares without nominal or par value. The first and second preference shares may be issued in one or more series. Each share is convertible at the option of the holder into either Class A voting shares or Class B non-voting shares depending on foreign ownership restrictions then in place and automatically upon an initial public offering of such shares, initially on a one-to-one basis to May 7, 2000, with a compound increase of 10%, subject to adjustment. The Board of Directors of the company may fix the number of shares in each series and designate rights, privileges, restriction, conditions and other provisions. The first and second preference shares shall be entitled to preference over any other shares of the company with respect to the payment of dividends and in the event of liquidation of the company.

    On May 7, 1999 and February 14, 2000, Series A and Series B first preference shares were created, respectively. In addition to the rights and privileges of the first preference shares described above, the Series A and Series B first preference shares have a liquidation value equal to the price paid for the share plus a compound annual rate of return of 10% and have anti-dilutive provisions protecting their conversion into Class A voting shares or Class B non-voting shares. At September 30, 2000, there were 50,000,000 authorized Series A and 100,000,000 authorized Series B first preference shares (1999: Series A - 50,000,000 and Series B - nil).

ISSUED

                                                                                   NUMBER OF    NUMBER OF
                                                         NUMBER OF   NUMBER OF     SERIES A     SERIES B
                                                          CLASS A     CLASS B        FIRST        FIRST
                                                          VOTING    NON-VOTING    PREFERENCE   PREFERENCE
                                                          SHARES      SHARES        SHARES       SHARES      AMOUNT
                                                        ----------  ----------    ----------   ----------   -------
                                                                                                                $
Balance as at September 30, 1997....................     7,095,132          -             -            -        836
  Class A voting shares issued for
    Cash............................................     4,880,629          -             -            -      6,083
    Upon exercise of options (e)....................       822,167          -             -            -        332
    Upon exercise of warrants (e)...................         7,900          -             -            -          4
    Upon conversion of debentures (d)...............     2,482,592          -             -            -      1,886
    Share issuance costs............................            -           -             -            -       (495)
                                                        ----------  ----------    ----------   ----------   -------
Balance as at September 30, 1998....................    15,288,420          -             -            -      8,646
  Class A voting shares issued for
    Cash............................................     2,004,322          -             -            -      3,480
    Upon exercise of options (e)....................       630,000          -             -            -         70
    Upon conversion of debentures (d)...............       338,407          -             -            -        423
    Share issuance costs............................            -           -             -            -        (46)
  Class B non-voting shares issued for
    Cash............................................            -      721,101            -            -        901
    Upon conversion of debentures (d)...............            -    3,427,468            -            -      4,284
    Share issuance costs............................            -           -             -            -       (159)
  Series A first preference shares issued for
    Cash............................................            -           -     27,666,667           -     41,500
    Upon exercise of options (e)....................            -           -     13,833,335           -     25,938
    Share issuance costs............................            -           -             -            -       (157)
                                                        ----------  ----------    ----------   ----------   -------
Balance as at September 30, 1999....................    18,261,149   4,148,569    41,500,002           -     84,880
  Class A voting shares issued for
    Cash............................................        35,000          -             -            -        280
    Purchase of businesses (note 3).................       336,666          -             -            -      1,010
    Upon exercise of options (e)....................       313,327          -             -            -        336
  Class B non-voting shares issued for
    Cash (b)........................................            -   20,700,000            -            -    422,280
    Upon exercise of options (e)....................            -    1,850,000            -            -      3,875
    Purchase of businesses (note 3).................            -    3,407,196            -    29,096,097   474,801
    Share issuance costs............................            -           -             -            -    (30,634)
  Series A first preference shares issued
    for acquisition of rights of way (h)............            -           -      1,000,000           -      1,875
  Conversions (c)...................................    60,596,097  11,000,002   (42,500,002) (29,096,097)       -
                                                        ----------  ----------    ----------   ----------   -------
Balance as at September 30, 2000....................    79,542,239  41,105,767            -            -    958,703
                                                        ==========  ==========    ==========   ==========   =======

(A)  REDESIGNATION OF COMMON SHARES

    In September 1998, the Company redesignated all authorized common shares, both issued and unissued, as Class A voting shares and increased authorized capital by creating an unlimited number of shares designated as Class B non-voting shares. This change in classification for issued shares has been presented retroactively in these financial statements.

(B) INITIAL PUBLIC OFFERING

    Pursuant to an initial public offering on March 15, 2000, the Company issued 18,000,000 Class B non-voting shares for aggregate cash proceeds of U.S.$232.9 million, net of U.S.$19.1 million in underwriting commissions and expenses of the offering. In addition, the underwriters exercised their option to purchase an additional 2,700,000 Class B non-voting shares for net proceeds of U.S.$35.2 million to the Company. Aggregate net proceeds of the Initial Public Offering amounted to $391.7 million.

(C)  CONVERSION OF SHARES

    On completion of the Company's initial public offering on March 15, 2000, 42,500,002 Series A and 29,096,097 Series B first preference shares were automatically converted into 60,596,097 Class A voting shares and 11,000,002 Class B non-voting shares on a one-for-one basis.

(D) CONVERTIBLE DEBENTURES

    On December 15, 1998 and March 5, 1999, the Company issued 12% convertible debentures totalling $4,536,000 due March 31, 2000. The debentures plus accrued interest could be converted by the Company into fully-paid Series A first preference shares at a conversion price of $1.25 per preference share before July 1, 1999 ("Mandatory Conversion Period"). If the Company did not exercise its right to convert the debentures into Series A first preference shares, each holder of debentures had the option to convert the debentures into fully paid Class A voting shares or Class B non-voting shares at a conversion price of $1.25 per share, in compliance with CRTC foreign ownership restrictions in effect at the time of conversion.

    On April 30, 1999, the Company waived the condition that the debentures be converted to Series A first preference shares, and all debentures including accrued interest were converted into 338,407 Class A voting shares and 3,427,468 Class B non-voting shares.

(E) PREFERENCE SHARE PURCHASE OPTIONS

    On May 7, 1999, the Company issued 27,666,667 units to a group of institutional shareholders at $1.50 per unit. Each unit consisted of one Series A first preference share and an option to purchase half of one Series A first preference share at a share price of $1.875 until August 10, 1999 and at $2.25 until November 10, 1999. At September 30, 1999, all the options had been exercised, resulting in the issuance of 13,833,335 Series A first preference shares.

(F)  COMMON SHARE OPTIONS AND WARRANTS

OPTIONS

    The Board of Directors has established a stock option plan under which options to purchase Class A voting shares and Class B non-voting shares are granted to directors, officers and employees of the Company. Options are granted at exercise prices estimated to be at least equal to the fair value of the shares, vest over a three-year period and generally expire five years from the date of grant.

    At September 30, 2000, there were 5,594,635 (1999 - 2,161,842) options to purchase Class A voting shares and 1,770,600 (1999 - 2,300,000) options to purchase Class B non-voting shares outstanding. These options expire between April 2001 and September 2005.

    Option activity for the year is as follows:

                                                       2000                        1999
                                           --------------------------     -------------------------
                                                            WEIGHTED                      WEIGHTED
                                                             AVERAGE                       AVERAGE
                                           NUMBER OF        EXERCISE      NUMBER OF       EXERCISE
                                             SHARES           PRICE         SHARES          PRICE
                                           ----------      ----------     ----------      ----------
                                                                $                              $
    Outstanding - Beginning of year ....    4,461,842            1.64      1,854,978            0.69
    Class A voting shares
      Granted ..........................    4,076,700            9.09      1,658,228            1.34
      Exercised ........................     (313,327)           1.07       (630,000)           0.11
    Class B non-voting shares
      Granted ..........................    1,320,600            5.20      2,300,000            2.04
      Exercised ........................   (1,850,000)           2.10           --           --
    Expired ............................         --           --            (682,003)           0.50
    Cancelled ..........................     (330,580)           7.76        (39,361)           1.25
                                           ----------      ----------     ----------      ----------
    Outstanding - End of year ..........    7,365,235            6.36      4,461,842            1.64
                                           ==========      ==========     ==========      ==========

    Exercisable - End of year
    Class A voting shares ..............    2,289,626            3.47      1,726,564            1.19
    Class B non-voting shares ..........      715,525            2.83      1,883,333            2.16
                                           ----------      ----------     ----------      ----------
    Total ..............................    3,005,151            3.32      3,609,897            1.69
                                           ==========      ==========     ==========      ==========

    A summary of stock options outstanding at September 30, 2000 is set out below:

                                        OUTSTANDING STOCK OPTIONS
                           ------------------------------------------------        EXERCISABLE STOCK OPTIONS
                                                                                 -----------------------------
                                              WEIGHTED
                                               AVERAGE           WEIGHTED                          WEIGHTED
                                              REMAINING          AVERAGE                            AVERAGE
                                             CONTRACTUAL         EXERCISE                           EXERCISE
     EXERCISE PRICE          NUMBER             LIFE              PRICE           NUMBER             PRICE
    ----------------       ---------         -----------       -----------       ---------         ---------
           $                                                        $                                 $
    0.50 - 1.875 .......   2,437,513          3.01 years              1.42       1,908,634              1.40
    3.00 ...............   2,025,932          3.97 years              3.00         599,463              3.00
    8.00 ...............   1,890,289          4.38 years              8.00         380,097              8.00
    20.40 - 20.86 ......     666,801          4.63 years             20.52          94,241             20.48
    24.08 ..............     300,700          4.79 years             24.08          20,882             24.08
    26.21 ..............      44,000          4.88 years             26.21           1,834             26.21
                           ---------          ----------         ---------       ---------         ---------
                           7,365,235          3.86 years              6.36       3,005,151              3.32
                           =========          ==========         =========       =========         =========


    A summary of stock options outstanding at September 30, 1999 is set out below:

                              OUTSTANDING STOCK OPTIONS
                   ------------------------------------------------
                                                                          EXERCISABLE STOCK OPTIONS
                                        WEIGHTED                         ----------------------------
                                        AVERAGE            WEIGHTED                          WEIGHTED
                                       REMAINING           AVERAGE                           AVERAGE
                                      CONTRACTUAL          EXERCISE                          EXERCISE
  EXERCISE PRICE    NUMBER              LIFE                PRICE         NUMBER              PRICE
  --------------  ---------          ------------         ---------      ---------          ---------
        $                                                     $                                 $
  0.50 .......       277,224          1.29 years              0.50         277,224              0.50
  1.00 .......        37,500          1.08 years              1.00          37,500              1.00
  1.25 .......     1,239,118          3.76 years              1.25         972,062              1.25
  1.50 .......     1,108,000          4.60 years              1.50         523,111              1.50
  1.875 ......     1,300,000          4.59 years              1.875      1,300,000              1.875
  3.00 .......       500,000          4.92 years              3.00         500,000              3.00
                   ---------          ----------          ---------      ---------          ---------
                   4,461,842          4.17 years              1.64       3,609,897              1.69
                   =========          ==========          =========      =========          =========

WARRANTS

    Warrant activity for each of the years is as follows:

                                                       2000                             1999
                                             --------------------------      ---------------------------
                                                               WEIGHTED                         WEIGHTED
                                                               AVERAGE                          AVERAGE
                                              NUMBER           EXERCISE       NUMBER            EXERCISE
                                             OF SHARES          PRICE        OF SHARES           PRICE
                                             ---------         --------      ---------          --------
                                                                  $                                $
    Outstanding - Beginning of year ....      100,000             0.50        415,000              0.50
    Class A voting shares
      Expired ..........................         --              --          (313,311)             0.50
      Cancelled ........................         --              --            (1,689)             0.50
    Class B non-voting shares
      Issued ...........................      855,000            --              --                --
                                             --------         --------       --------          --------
    Outstanding - End of year ..........      955,000             0.05        100,000              0.50
                                             ========         ========       ========          ========

    The warrants for Class A voting shares vested on the date of grant and expire on November 30, 2000.

     The warrants for Class B non-voting shares were issued at a value of $59 million pursuant to an indenture dated February 1, 2000 (note 10(a)). The warrants entitle the holders to purchase 4,198,563 Class B non-voting shares in the aggregate through to February 1, 2010 for nil consideration. The warrants are exercisable upon a registration statement, relating to the resale of warrants and the Class B non-voting shares issuable upon exercise of the warrants, becoming effective providing that the Class B non-voting shares continue to be listed on a stock exchange.

(G) LOANS TO OFFICERS

    Pursuant to employment contracts, certain officers have been provided option-exercise loans which bear interest at the effective applicable federal interest rate of the Internal Revenue Code and are due the earlier of: (i) five years from the date of purchase ranging from September 1, 2004 to January 4, 2005, (ii) cessation of employment or (iii) upon the sale of the shares purchased. The option exercise loans are secured by a first charge against the shares purchased. These loans amount to $4 million at September 30, 2000 (1999 - $nil).

(H)  SHARES TO BE ISSUED

    At September 30, 1999, 1,000,000 Series A first preference shares at $1.875 per share remained to be issued in connection with the acquisition of rights of way in August 1999. These Series A first preference shares were issued in December 1999.

12  INCOME TAXES

    The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

                                                          SEPTEMBER 30,
                                                   ---------------------------
                                                    2000                1999
                                                   -------             -------
                                                      $                  $
    Future income tax assets
      Accounts receivable ....................       1,876                --
      Property, plant and equipment ..........        --                    27
      Deferred charges .......................        --                    63
      Long-term debt .........................       6,149                --
      Debt and share issue costs .............       8,381                 257
      Operating loss carry forwards ..........      57,403               5,709
                                                   -------             -------
                                                    73,809               6,056
    Valuation allowance ......................     (44,219)             (6,056)
                                                   -------             -------
                                                    29,590
    Future income tax liabilities
      Property, plant and equipment ..........     (27,465)               --
      Deferred charges and other assets ......      (2,125)               --
                                                   -------             -------
                                                   (29,590)              6,056
                                                   =======             =======
                                                      --                  --
                                                   =======             =======

    Management has recorded a valuation allowance for the net amount of future income tax assets.

    The Company has non-capital losses available to reduce taxable income in future years. These losses expire as follows:

                                                $
                                             -------
 Year ending September 30,
      2002..............................          11
      2003..............................         315
      2004..............................         522
      2005..............................       4,523
      2006..............................       7,764
      2007..............................     112,749
                                             -------
                                             125,884
                                             =======

    The income tax provision for the year differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to loss before income taxes for years ended as follows:

                                                                         2000               1999               1998
                                                                        -------            -------            -------
                                                                           $                  $                  $
    Statutory Canadian federal and provincial income tax rates ....        45.6%              45.6%              45.6%
                                                                        -------            -------            -------
    Income tax recovery based on the statutory rates ..............     (80,463)            (4,470)            (1,112)
    Differences from statutory rates relating to
      Change in valuation allowance ...............................      38,163              4,470              1,112
      Large corporations tax ......................................       3,833                165               --
                                                                        -------            -------            -------
                                                                        (38,467)               165               --
                                                                        =======            =======            =======

13  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

    The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments. At September 30, 2000, and 1999, using discounted cash flow analysis, the carrying value of long-term debt approximates its fair value, except for the senior discount notes. The fair value of the senior discount notes is $649 million based on its trading price at September 30, 2000.

CREDIT RISK

    Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, and accounts receivable. The Company's cash and cash equivalents are deposited with highly rated financial institutions. The Company's accounts receivable are derived from revenue earned from customers located in Canada. The Company performs ongoing credit evaluations on its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon expected collectibility of accounts receivable.

    For the year ended September 30, 2000, one customer of the Company accounted for approximately 15% of revenue (note 16) and for the year ended September 30, 1999, three customers of the Company accounted for approximately 48% of revenue (one customer accounted for 26%, a second customer accounted for 12% and a third customer accounted for 10%). For the year ended September 30, 1998, two customers of the Company accounted for approximately 55% of the Company's revenue (one customer accounted for 37% and a second customer accounted for 18%).

INTEREST RATE AND FOREIGN CURRENCY RISK

    The Company is exposed to foreign currency fluctuations on its U.S. dollar denominated trade payables and long-term debt to the extent that these liabilities exceed the U.S. dollar cash and cash equivalents. The following table summarizes the Company's exposure to interest rate foreign currency risk:

                                                       FIXED RATE
                                          FLOATING       WITHIN       FIXED RATE    FIXED RATE    NON-INTEREST
                                            RATE        ONE YEAR      1-5 YEARS     6-10 YEARS       BEARING
                                          --------     ----------     ----------    ----------    --------------
                                             $             $              $              $             $
    September 30, 2000
      Financial assets
         Cash and cash equivalents
           Canadian dollars .........     123,203           --             --             --             --
           U.S. dollars
              (U.S.$213,329) ........     320,847           --             --             --             --
         Accounts receivable ........        --             --             --             --           49,952
         Loans to officers ..........        --             --            3,868           --             --
      Financial liabilities
         Accounts payable and
           accrued liabilities
           Canadian dollars .........        --             --             --             --           90,218
           U.S. dollars
              (U.S.$14,431) .........        --             --             --             --           21,177
         Long-term debt
           Canadian dollars .........     120,682            755          4,292           --             --
           U.S. dollars
              (U.S.$562,338) ........     164,886           --             --          662,661           --
    September 30, 1999
      Financial assets
         Cash and cash equivalents
           Canadian dollars .........      39,794           --             --             --             --
           U.S. dollars
              (U.S.$13,657) .........      20,057           --             --             --             --
         Accounts receivable ........        --             --             --             --            3,783
      Financial liabilities
         Accounts payable and
           accrued liabilities
           Canadian dollars .........        --             --             --             --            9,554
           U.S. dollars
              (U.S.$3,660) ..........        --             --             --             --            5,372
         Long-term debt
           Canadian dollars .........        --              327          1,603           --             --
           U.S. dollars
              (U.S.$31,815) .........      40,398            926          5,556           --             --

CROSS CURRENCY SWAP

    On February 15 and August 14, 2000, the Company entered into cross currency swaps with several financial institutions to convert approximately 69% (representing a notional amount of U.S. $590 million) of the future U.S. dollar payments on the senior discount notes to Canadian dollars at a fixed average exchange rate of approximately $1.4450. The payments represent the semi-annual interest payments from August 1, 2005 to August 1, 2009 and the principal repayment on February 1, 2010. As a result of the cross currency swap, the average fixed interest rate on the portion of the senior discount notes decreased from 13.25% to approximately 12.96%. The Company and the financial institutions each have the right to terminate the swap on February 1, 2005. As at September 30, 2000, the fair value of these swap agreements is not significant. The Company has granted the financial institutions a general security as part of the Collateral Agency and Intercreditor Agreement as described in Note 10(d).

    From the date the swap agreements were entered, the portion of the senior discount notes to which the exchange rate has been fixed by the swap has been converted to Canadian dollars using the swap forward rate.

14  COMMITMENTS AND CONTINGENCIES

CAPITAL EXPENDITURES

(A)  AGREEMENT WITH 360NETWORKS

    On May 24, 2000, the Company completed a multiple element agreement with 360networks, inc. Pursuant to this transaction, the Company:

    i) Purchased certain dark fibers to be constructed along Canadian route paths for $137 million. Of this amount, $32 million was paid in the year ended September 30, 2000 which is included in property, plant and equipment. The balance will be paid over the next three years when the fiber becomes available to the Company; and

    ii) Purchased an indefeasible right to use certain dark fibers to be constructed along United States route paths for $140 million. In addition, the Company acquired exclusive rights to fiber-optic wavelengths along a diverse route in Canada and the United States under long-term lease arrangements and the option to purchase additional wavelengths on similar terms. Assets and obligations under these arrangements, which will be accounted for as capital leases over 20 years commencing in 2001 when the fiber becomes available to the Company, amount to approximately $85 million. In October 2000, the Company accepted approximately 28% of the fiber-optic wavelengths under the long-term capacity lease arrangement.

(B) VENDOR FINANCING AGREEMENT

    The Company has entered into a vendor financing agreement (note 10(b)) to purchase and license certain engineering and construction services together with digital switches and related network software and equipment from a supplier. The minimum future purchase commitment is U.S.$213 million over the next twenty months.

LETTER OF CREDIT

    As of September 30, 2000, the Company has letters of credit in favour of network equipment suppliers in the amount of $0.5 million.

OPERATING LEASES

    The Company has entered into operating leases for its premises, certain equipment and for rights of way. Minimum lease payments for the next five years and thereafter are as follows:

                                                       $
                                                    --------
  Year ending September 30,
       2001.....................................      8,410
       2002.....................................      8,422
       2003.....................................      8,442
       2004.....................................      8,412
       2005.....................................      8,345
       Thereafter...............................     50,740

    The rent expense under operating leases for the following years was as follows:

                                                   2000    1999    1998
                                                  ------  ------  ------
                                                    $       $       $
  Operating lease expense.....................    5,733    197     165

15  ADDITIONAL CASH FLOW DISCLOSURES

                                                YEAR ENDED
                                               SEPTEMBER 30,
                                        -------------------------
                                          2000     1999     1998
                                        -------  -------  -------
                                          $        $        $
  Interest paid..................       7,862      95       53
  Income taxes paid..............         819      --       --

NON-CASH TRANSACTIONS

    Purchases of property, plant and equipment of $159 million for the year ended September 30, 2000 (1999 - $55 million) and purchases of other assets of $6 million at September 30, 2000 (1999 - $nil) were financed through long-term debt, notes payable and through accounts payable and accrued liabilities. In addition, the Company issued $476 million in Class A voting and Class B non-voting shares in respect of businesses acquired during the year ended September 30, 2000 (note 3). Accordingly, these transactions are not reflected in the Statement of Cash Flows.

16  RELATED PARTY TRANSACTIONS

    During the year ended September 30, 2000, the Company earned $11 million (1999 - $nil) of revenues and incurred $2 million (1999 - $nil) of administrative expenses in respect of transitional processing fees on the Shaw FiberLink operations from a minority shareholder. The Company has also engaged this related company to process certain cash disbursements on its behalf. Included in accounts receivable is $11 million (1999 - $nil) receivable from this customer, $4 million of which relates to balances acquired upon the Company's acquisition of Shaw FiberLink. Included in accounts payable and accrued liabilities is $2 million (1999 - $nil) payable as at September 30, 2000 to this related company. The above transactions were entered into in the ordinary course of business and were recorded at the exchange amount.

17  SUBSEQUENT EVENT

    On October 16, 2000, the Company entered into a term sheet with C1 Communications Inc. ("C1"). Under the term sheet, the Company will purchase from C1 all the property and assets used in its Atlantic Cable competitive local exchange carrier business. The Company will also assume an indefeasible right to use agreement which will grant the company an indefeasible right to use certain specifically identified existing fibers in the fiber-optic networks of C1 for 19 years.

    The purchase consideration consists of rights to acquire 2,372,000 class B non-voting shares of the Company and the assumption of C1's obligations under the indefeasible right to use agreement, which amount to $22 million on a present value basis. Acquisition costs are estimated to be $2 million.

18  PRIOR YEAR COMPARATIVE AMOUNTS

    Certain prior years' comparative numbers have been reclassified to conform to the current year's presentation.

19  RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
    STATES

    The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which, in the case of the Company, conform in all material respects with GAAP in the United States of America ("U.S. GAAP") except as outlined below:

(A)  NET LOSS AND SHAREHOLDERS' EQUITY

    The following summary sets out the adjustments to the company's loss and shareholders' equity which would be made to conform to U.S. GAAP:

                                                                                     2000       1999      1998
                                                                                   --------   -------    ------
                                                                                       $         $         $
  Loss for the year in accordance with Canadian GAAP..........................     (137,986)   (9,967)   (2,439)
  Impact of U.S. accounting principles
    Amortization of purchase price adjustment (c).............................         (617)      --        --
    Deferred charges..........................................................          (15)     (301)      (87)
    Stock based compensation (d)..............................................      (11,430)      (56)   (1,056)
    Deferred foreign exchange (e).............................................       (1,655)      (12)      --
    Recovery of future income taxes (f).......................................       11,055       --        --
                                                                                   --------   -------    ------
  Net loss for the year in accordance with U.S. GAAP..........................     (140,648)  (10,336)   (3,582)
  Unrealized gains on securities, net of tax of $10,366 (f)...................       23,926       --        --
                                                                                   --------   -------    ------
  Comprehensive loss in accordance with U.S. GAAP.............................     (116,722)  (10,336)   (3,582)
                                                                                   ========   =======    ======
  Net loss per share in accordance with U.S. GAAP.............................        (1.86)    (0.58)    (0.38)
                                                                                   ========   =======    ======

    The reconciliation of the change in shareholders' equity from Canadian to U.S. GAAP is as follows:

                                                                          2000      1999
                                                                        --------  --------
                                                                           $         $
  Shareholders' equity in accordance with Canadian GAAP at
    September 30...................................................     862,798    73,928
  Purchase price adjustment, net of amortization of $617
    (1999 and 1998 - $nil) (c).....................................      17,035       --
  Deferred charges.................................................        (417)     (403)
  Cumulative stock-based compensation expense (d)..................     (11,651)   (1,118)
  Deferred stock based compensation expense (d)....................     (34,266)     (287)
  Net change in stock options (d)..................................      45,917     1,405
  Deferred foreign exchange (e)....................................      (1,666)      (12)
  Recovery of future income taxes (f)..............................      11,055       --
  Other comprehensive income (f)...................................      23,926       --
                                                                        -------    ------
  Shareholders' equity in accordance with U.S. GAAP
    at September 30................................................     912,731    73,513
                                                                        =======    ======

(B) CONSOLIDATED BALANCE SHEETS

    The following table indicates the restated amounts for the items in the consolidated balance sheets of the Company that would be affected had the financial statements been prepared in accordance with U.S. GAAP:


                                                             2000        1999
                                                          ---------    -------
                                                               $          $
  Property, plant and equipment (c)...................      957,957     73,817
  Long-term investment (f)............................       77,530        --
  Goodwill and other assets (c).......................      239,327        877
  Share capital (c)...................................    1,032,079     85,480
  Additional paid-in capital..........................          337        337
  Deferred stock-based compensation expense (d).......      (34,266)      (287)
  Stock options outstanding (d).......................       45,917        723
  Deficit.............................................     (155,263)   (14,615)
  Other comprehensive income (f)......................       23,926        --

(C)  PURCHASE PRICE ADJUSTMENT

    For U.S. GAAP, the Company has recorded the purchase price of the assets acquired from Moffat Communications (note 3(b)), based on the fair value of consideration agreed to on March 27, 2000, when the Company entered into an asset purchase agreement. The purchase consideration consisted of $68 million cash and the rights to acquire 1,667,000 Class B non-voting shares of the Company, which had an aggregate value of approximately $50 million at March 27, 2000. For U.S. GAAP purposes, details of assets and liabilities acquired at their fair value are as follows:

                                                                    $
                                                                 -------
  ASSETS ACQUIRED
  Indefeasible right to use agreement
    Property, plant and equipment for constructed fibers....      91,748
    Prepayment for fibers to be constructed.................       7,600
  Videon FiberLink acquisition
    Property, plant and equipment...........................       7,397
    Non-competition agreement...............................       2,360
    Goodwill................................................      12,594
    Other current assets....................................         784
                                                                 -------
                                                                 122,483
                                                                 =======
  LIABILITIES ASSUMED
  Future income taxes.......................................         689
                                                                 =======

    For Canadian GAAP, the fair value of the shares to be issued as partial consideration of the purchase price has been determined based on the average stock price on April 27, 2000, the date the transaction closed.

(D) STOCK-BASED COMPENSATION

    For U.S. GAAP, the Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". This method recognizes compensation cost as the amount by which the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period of the options. For U.S. GAAP, the compensation cost not yet recognized is presented as deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity. For Canadian GAAP, stock-based compensation expense is not recorded in the financial statements of the Company.

    Had the Company determined compensation costs based on fair value at the date of grant for its awards under a method prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" the Company's loss and loss per share would be as follows:

                                                  2000       1999      1998
                                                --------   -------    ------
                                                    $         $         $
  Loss in accordance with U.S. GAAP........     (140,648)  (10,336)   (3,582)
  Additional compensation expense..........       (2,106)     (174)      (18)
                                                --------   -------    ------
  Pro forma net loss.......................     (142,754)  (10,510)   (3,600)
                                                ========   =======    ======
  Pro forma loss per share.................        (1.89)    (0.59)    (0.38)
                                                ========   =======    ======

    The pro-forma compensation expense reflected above has been estimated using the Black-Scholes option-pricing model. Assumptions used in the pricing model included: (i) risk free interest rate between 4.10% - 6.41%; (ii) expected volatility ranging between nil - 70%; (iii) expected dividend yield of nil; and (iv) an estimated average life ranging from 2.17 - 3 years.

(E) DEFERRED FOREIGN EXCHANGE

    U.S. GAAP requires immediate recognition in income of unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life whereas Canadian GAAP requires that these unrealized gains and losses be deferred and amortized over the remaining term of the long-term monetary items.

(F)  UNREALIZED GAIN ON SECURITIES

    Under U.S. GAAP, portfolio investments which are considered to be "available for sale" securities are measured at market value, with the unrealized gains and losses included in comprehensive income/loss. Under Canadian GAAP, the Company's long-term investment is recorded at cost. Under U.S. GAAP, this also resulted in an additional $11 million recovery of future income taxes. The concept of comprehensive income/loss does not exist under Canadian GAAP.

(G) DETAILS OF AMORTIZATION EXPENSE

                                                                 2000    1999    1998
                                                                ------  ------  ------
                                                                   $      $       $
  Amortization expense for the year consists of:
    Property, plant and equipment..........................     30,510   839     213
    Goodwill, non-complete agreements and license rights...      8,417    -       33
    Deferred charges.......................................      4,128    14       9
                                                                ------   ---     ---
                                                                43,055   853     255
                                                                ======   ===     ===

(H)  RECENT ACCOUNTING PRONOUNCEMENTS

(I) ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes methods of accounting for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. The statement requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

    The Company will adopt SFAS No. 133 effective October 1, 2000 and will record a cumulative effect-type adjustment of $18 million, net of tax of $nil, as a charge to other comprehensive income to recognize derivatives designated as cash flow hedges at fair value. The resulting effect is that foreign exchange gains and losses on the hedged portion of the long-term debt will be reflected in other comprehensive income, together with the change in the fair value of the hedging instruments.

    As the Financial Accounting Standards Board continues to issue additional guidance and interpretations on SFAS No. 133, the Company will review its accounting practises for derivative instruments, and make adjustments, if necessary.

(II) REVENUE RECOGNITION

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 on Revenue Recognition. The adoption of this pronouncement will not have a material impact on the Company's financial statements.

                              GT GROUP TELECOM INC.

          SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS

                           CONSOLIDATED BALANCE SHEETS
                         (thousands of Canadian dollars)

                                                              SEPTEMBER 30,   JUNE 30,     MARCH 31,   DECEMBER 31,
                                                                   2000          2000         2000          1999
                                                              -------------   ---------    ---------   ------------
                                                                     $             $            $             $
                                                                                    (UNAUDITED)
   ASSETS
   CURRENT ASSETS
   Cash and cash equivalents.............................         444,050       526,231      732,053       29,348
   Accounts receivable
     Trade...............................................          30,253        32,799       12,801        1,922
     Other...............................................          19,699         7,786        2,456        3,858
   Prepaid expenses......................................           5,939         8,958        5,227        2,074
   Inventory.............................................             436           201          201          545
                                                                ---------     ---------    ---------      -------
                                                                  500,377       575,975      752,738       37,747
   PROPERTY, PLANT AND EQUIPMENT.........................         954,917       778,926      567,568      108,009
   PREPAYMENT ON PROPERTY, PLANT AND EQUIPMENT...........         203,703       230,600      223,000           -
   LONG-TERM INVESTMENT..................................          43,238        43,238           -            -
   GOODWILL AND OTHER ASSETS.............................         227,033       199,710      192,366       14,902
                                                                ---------     ---------    ---------      -------
                                                                1,929,268     1,828,449    1,735,672      160,658
                                                                =========     =========    =========      =======
   LIABILITIES
   CURRENT LIABILITIES
   Accounts payable and accrued liabilities..............         111,395        88,485       42,583       34,963
   Unearned revenue......................................             544         1,325          925          676
   Current portion of long-term debt.....................           4,348         1,204        6,203        3,746
                                                                ---------     ---------    ---------      -------
                                                                  116,287        91,014       49,711       39,385
   LONG-TERM UNEARNED REVENUE............................           1,255         1,080        1,219        1,356
   LONG-TERM DEBT........................................         948,928       853,123      781,447       57,028
   FUTURE INCOME TAXES...................................              -             -        28,200           -
                                                                ---------     ---------    ---------      -------
                                                                1,066,470       945,217      860,577       97,769
                                                                ---------     ---------    ---------      -------
   SHAREHOLDERS' EQUITY
   SHARE CAPITAL AND OTHER EQUITY ITEMS..................       1,013,866       971,468      937,550       88,035
   DEFICIT...............................................        (151,068)      (88,236)     (62,455)     (25,146)
                                                                ---------     ---------    ---------      -------
                                                                  862,798       883,232      875,095       62,889
                                                                ---------     ---------    ---------      -------
                                                                1,929,268     1,828,449    1,735,672      160,658
                                                                =========     =========    =========      =======

                              GT GROUP TELECOM INC.

          SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS

                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                         (thousands of Canadian dollars)

                                                                             FOR THE THREE MONTHS ENDED,
                                                               SEPTEMBER 30,   JUNE 30,     MARCH 31,  DECEMBER 31,
                                                                   2000          2000         2000         1999
                                                               -------------  ----------   ----------- ------------
                                                                     $             $            $             $
                                                                                    (UNAUDITED)
   REVENUE...............................................         32,167         25,558       13,259         2,267
   COST OF SERVICES......................................         21,230         17,415       10,553         2,138
                                                                --------        -------      -------      --------
                                                                  10,937          8,143        2,706           129
   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES..........         38,901         30,984       20,286        10,788
                                                                --------        -------      -------      --------
                                                                 (27,964)       (22,841)     (17,580)      (10,659)
   AMORTIZATION..........................................         20,241         15,447        6,169         1,198
   INTEREST AND FINANCING CHARGES........................         26,488         14,488       13,237           141
                                                                --------        -------      -------      --------
   LOSS BEFORE INCOME TAXES..............................        (74,693)       (52,776)     (36,986)      (11,998)
   PROVISION (RECOVERY) OF FUTURE INCOME TAXES...........        (11,861)       (26,995)        323             66
                                                                --------        -------      -------      --------
   LOSS FOR THE PERIOD...................................        (62,832)       (25,781)     (37,309)      (12,064)
   DEFICIT - BEGINNING OF PERIOD.........................        (88,236)       (62,455)     (25,146)      (13,082)
                                                                --------        -------      -------      --------
   DEFICIT - END OF PERIOD...............................       (151,068)       (88,236)     (62,455)      (25,146)
                                                                ========        =======      =======      ========
   LOSS PER SHARE........................................          (0.52)         (0.22)       (0.90)        (0.54)
                                                                ========        =======      =======      ========
   WEIGHTED AVERAGE NUMBER OF COMMON
     SHARES OUTSTANDING (in thousands)...................        120,256        118,376       41,506        22,474
                                                                ========        =======      =======      ========

ITEM 19:  EXHIBITS

                                  EXHIBIT INDEX

  EXHIBIT                                                                                              PAGE
  NUMBER                                           DESCRIPTION                                        NUMBER
  ---------                ---------------------------------------------------------------------     -------
  ***2.1                   Credit Agreement, as amended and restated, dated February 3,
                           2000, as amended and restated as of September 29,
                           2000, with Lucent Technologies Canada Inc.
  ***2.2                   Senior Credit Facility dated February 3, 2000, as amended
                           and restated as of September 29, 2000, among GT Group
                           Telecom Inc., CIBC World Markets Inc., Goldman Sachs Credit
                           Partners, Royal Bank of Canada and Toronto Dominion Bank
  *2.3                     Exchange and Registration Rights Agreement dated February 1,
                           2000 among GT Group Telecom Inc. and Goldman, Sachs & Co.,
                           CIBC World Markets Corp., Credit Suisse First Boston
                           Corporation, RBC Dominion Securities Corporation, Scotia
                           Capital (USA) Inc. and TD Securities (USA) Inc.
  *2.4                     Indenture dated February 1, 2000 between GT Group Telecom
                           Inc. and The Chase Manhattan Bank
  **2.5                    First Supplemental Indenture dated July 11, 2000 between GT
                           Group Telecom Inc. and The Chase Manhattan Bank
  ***2.6                   Credit Agreement, dated as of September 29, 2000, with Cisco
                           Systems Capital Corporation
  *2.7                     Preference Share Purchase Agreement dated May 7, 1999 among
                           GT Group Telecom Inc., GS Capital Partners III L.P., DSE FIN
                           B.V., and W9 Blanche Eight 10 B.V., CIBC Capital (SFC) Inc.,
                           First Marathon Capital Corporation and MGN Group LLC
  *2.8                     Registration Rights Agreement dated February 1, 2000 among
                           GT Group Telecom Inc. and Goldman, Sachs & Co., CIBC World
                           Markets Corp., Credit Suisse First Boston Corporation, RBC
                           Dominion Securities Corporation, Scotia Capital (USA) Inc.
                           and TD Securities (USA) Inc.
  *2.9                     Warrant Agreement dated February 1, 2000 between GT Group
                           Telecom Inc. and The Chase Manhattan Bank
  *3.1                     Articles of Incorporation of GT Group Telecom Inc.
  *3.2                     By-laws of GT Group Telecom Inc.
  *4.1                     Asset Purchase and Subscription Agreement dated December 22,
                           1999 among Shaw Communications Inc., Shaw FiberLink Ltd., GT
                           Group Telecom Inc. and GT Group Telecom Services Corp.
  *4.2                     Indefeasible Right of Use Agreement dated February 16, 2000 between Shaw FiberLink Ltd. and GT Group Telecom Inc.
  *4.3                     Non-competition Agreement in favour of Group Telecom dated
                           February 16, 2000 among Shaw Communications Inc., Shaw
                           FiberLink Ltd. and GT Group Telecom Inc.
  *4.4                     Non-competition Agreement in favour of Shaw dated February
                           16, 2000 among Shaw Communications Inc., Shaw FiberLink Ltd.
                           and GT Group Telecom Inc.
  *4.5                     Transitional Services Agreement dated February 16, 2000
                           among Shaw Communications Inc., Shaw FiberLink Ltd., GT
                           Group Telecom Inc. and GT Group Telecom Services Corp.
  *4.6                     Performance Assurance Agreement dated February 16, 2000
                           among Shaw Communications Inc., GT Group Telecom Inc. and GT
                           Group Telecom Services Corp.
  +**4.7                   Fiber Sale Agreement dated May 24, 2000 among Worldwide
                           Fiber (F.O.T.S.) Ltd., Worldwide Fiber (F.O.T.S.) No. 3,
                           Ltd., WFI-CN Fibre Inc. and GT Group Telecom Services Corp.

  +**4.8                   Capacity Lease Agreement dated May 24, 2000 by and between
                           Worldwide Fiber Network Services Ltd. and Worldwide Fiber
                           Network Services, Inc. and GT Group Telecom Services Corp.
                           and GT Group Telecom Services (USA) Corp.
  +**4.9                   IRU Agreement dated May 24, 2000 by and between Worldwide
                           Fiber Network Services, Inc. and GT Group Telecom Services
                           (USA) Corp.
  **8.1                    Subsidiaries of GT Group Telecom Inc.


----------

* Incorporated by reference to the Registrant's Registration Statement of Form F-1 (File No. 333-11506)

** Incorporated by reference to the Registrant's Registration Statement on Form F-4 (File No. 333-38058).

*** Incorporated by reference to the Registration Statement on Form F-1 (File
    No. 333-45378).

+ Confidential material has been omitted and filed separately with the Securities and Exchange Commission.

                                    SIGNATURE


                Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    GT GROUP TELECOM INC.


Date:  February 19, 2001            /s/  ROBERT M. FABES
                                    -----------------------------------------
                                    Name:     Robert M. Fabes
                                    Title:    Senior Vice President, General
                                              Counsel and Corporate Secretary

                               TABLE OF CONTENTS

                                                                                                    Page
                                                                                                    ----
PART I            .................................................................................   3

ITEM 1:           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS............................   3

ITEM 2:           OFFER STATISTICS AND EXPECTED TIMETABLE..........................................   3

ITEM 3:           KEY INFORMATION..................................................................   3

ITEM 4:           INFORMATION ON THE COMPANY.......................................................  13

ITEM 5:           OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................................  36

ITEM 6:           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................................  47

ITEM 7:           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................................  59

ITEM 8:           FINANCIAL INFORMATION............................................................  61

ITEM 9:           THE OFFER AND LISTING............................................................  61

ITEM 10:          ADDITIONAL INFORMATION...........................................................  62

ITEM 11:          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......................  89

ITEM 12:          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........................  89

PART II           .................................................................................  90

ITEM 13:          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................................  90

ITEM 14:          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.....  90

ITEM 15:          RESERVED.........................................................................  90

ITEM 16:          RESERVED.........................................................................  90

PART III          .................................................................................  90

ITEM 17:          FINANCIAL STATEMENTS.............................................................  90

ITEM 18:          FINANCIAL STATEMENTS.............................................................  91

ITEM 19:          EXHIBITS
