Form 20-F
period 2001-09-30
GT GROUP TELECOM INC
filed 2002-02-19
CIK 1058283

As filed with the Securities and Exchange Commission on February 18, 2001
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934. or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE FISCAL YEAR ENDED
SEPTEMBER 30, 2001

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 0-30594

GT GROUP TELECOM INC.
(Exact Name of the Registrant as Specified in its Charter)

Canada
(Jurisdiction of Incorporation or Organization)

20 Bay Street, 7th Floor, Toronto, Ontario, Canada M5J 2N8
(Address of Principal Executive Offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act:

NONE

     Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title	Name of Each Exchange on Which Registered

Class B Non-Voting Shares	Nasdaq National Market

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

13 1/4% Senior Discount Notes due 2010
Warrants to purchase Class B Non-Voting Shares

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.:

54,052,684 Class B Non-Voting Shares at September 30, 2001

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

Item 17 Item 18 X

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

As used in this Annual Report on Form 20-F, unless the context otherwise indicates, the term “we”, “us”, “our” and similar terms, as well as references to “GT”, “Group Telecom” or the “Company” means GT Group Telecom Inc.

EXCHANGE RATES

UNLESS OTHERWISE INDICATED, ALL MONETARY REFERENCES HEREIN ARE DENOMINATED IN CANADIAN DOLLARS. REFERENCES TO “$” OR “DOLLARS” ARE TO CANADIAN DOLLARS AND REFERENCES TO “US$” OR “U.S. DOLLARS” ARE TO UNITED STATES DOLLARS. AS OF SEPTEMBER 30, 2001, THE BUYING RATE FOR TRANSFERS IN CANADIAN DOLLARS AS QUOTED BY REUTERS WAS $1.5775 EQUALS US$1.00. (SEE ITEM 3 FOR FURTHER EXCHANGE RATE INFORMATION TO U.S. CURRENCY.)

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this Annual Report under Item 3: Key Information, Item 4: Information on the Company and Item 5: Operating and Financial Review and Prospects and elsewhere in this Annual Report are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. You can generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential,” or “continue,” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under Item 3: Key Information, that may cause our or our industry’s actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, we do not assume and no other person assumes responsibility for the accuracy and completeness of these statements. We do not promise to update forward-looking information to reflect actual results or changes in assumptions.

GT GROUP TELECOM INC.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable

ITEM 3: KEY INFORMATION

A. Selected Financial Data

     The following table sets forth selected financial and operating information for Group Telecom for the periods indicated. You should read this selected consolidated financial and operating information in conjunction with Item 5: Operating and Financial Review and Prospects and Financial Statements in Item 18. Our financial statements are presented in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differs in some respects from U.S. GAAP. The principal differences are summarized in note 20 to our audited financial statements.

	Twelve months ended September 30,

	1997	1998	1999	2000	2001

	(in thousands, except per share and operating data)
Statement of Operations:
Canadian GAAP
Revenue	$2,051	$1,823	$2,705	$73,251	$209,123
Cost of sales and services	1,437	1,131	1,808	51,336	123,085

Gross profit	614	692	897	21,915	86,038
Selling, general and administrative expenses	989	3,038	10,219	100,959	176,306

	(375)	(2,346)	(9,322)	(79,044)	(90,268)
Depreciation and amortization	55	255	853	43,055	109,812

Operating loss	(430)	(2,601)	(10,175)	122,099	(200,080)
Interest and finance items (income)	—	(162)	(373)	54,354	132,516
Loss on sale of long-term investment	—	—	—	—	40,965
Tax expense (recovery)	—	—	165	(38,467)	5,132

Loss for the period	$(430)	$(2,439)	$(9,967)	$(137,986)	$(378,693)

Loss per share(1)	(0.05)	(0.26)	(0.56)	(1.83)	(2.90)
U.S. GAAP
Loss for the period	$(426)	$(3,582)	$(10,336)	$(140,648)	$(393,891)

Comprehensive loss for the period	$(426)	$(3,582)	$(10,336)	$(116,722)	$(381,222)

Loss per share(1)	(0.05)	(0.38)	(0.58)	(1.86)	(3.02)
Weighted average number of common shares outstanding	8,024	9,542	17,859	75,442	130,425
Balance Sheet:
Canadian GAAP
Cash and cash equivalents	$61	$2,476	$59,851	$444,050	$349,220
Working capital (deficit)	(224)	(4,199)	47,870	384,090	275,164
Property, plant and equipment, net(2)	481	10,555	73,817	954,917	1,419,319
Prepayment on property, plant and equipment	—	—	—	203,703	132,852
Goodwill and other assets(3)	75	207	1,292	244,070	234,144
Total assets	1,022	14,368	139,814	1,946,305	2,217,089
Long-term debt	—	776	47,557	970,313	1,457,130
Shareholders’ equity (deficiency)	331	5,787	73,928	862,798	603,867
U.S. GAAP
Shareholders’ equity (deficiency)	$316	$5,685	$73,513	$912,731	$666,283
Cash provided by (used in):(4)
Operating activities	$(251)	$(1,360)	$(8,210)	$(56,899)	$(115,472)
Financing activities	769	7,686	75,947	1,145,607	241,828
Investing activities	(462)	(3,911)	(9,539)	(712,227)	(228,644)

	Twelve months ended September 30,

	1997	1998	1999	2000	2001

	(in thousands, except per share and operating data)
Other:
EBITDA(5)	$(375)	$(2,346)	$(9,322)	$(79,044)	$(90,268)

	At	At	At	At
	September 30,	September 30,	September 30,	September 30,
	1998	1999	2000	2001

Operating Data:
Route kilometers	5	46	9,545	25,748 (6)
Fibre kilometers	2,030	16,595	190,583	401,613 (7)
Number of Lucent and Nortel class 5 switches	1	1	5	5
Number of buildings connected	8	40	1,569	2,157
Number of employees	51	168	987	1,247

(1)	The effect of the exercise of options and warrants is not dilutive. Accordingly, fully diluted earnings per share is not presented.

(2)	Property, plant and equipment at cost is as follows:

	September 30,

	1997	1998	1999	2000	2001

	(in thousands)
Property, plant and equipment, at cost	$517	$10,805	$74,895	$986,416	$1,534,894

(3)	Goodwill and other assets includes goodwill and other long-term assets.

(4)	Cash flow information represents cash provided by (used in) operating, financing and investing activities are identical under Canadian and U.S. GAAP.

(5)	EBITDA is calculated in accordance with Canadian GAAP and consists of earnings (loss) before net interest expense, income taxes, depreciation and amortization and financing expenses. EBITDA is a financial metric used by substantially all investors to compare companies in the telecommunications industry on the basis of operating results, asset value and the ability to incur and service debt. It is not intended to represent cash flow or results of operations in accordance with Canadian GAAP. EBITDA may not be comparable to similarly titled amounts reported by other companies. Under U.S. GAAP, EBITDA for the years ended September 30, 1997, 1998, 1999, 2000 and 2001 was $(265,000), $(371,000), $(3,489,000), $(9,679,000), $(90,489,000), and (105,280,000), respectively.

(6)	Equivalent to approximately 16,093 route miles. Route miles equal the number of miles of the telecommunications paths in which we own or lease installed fibre-optic cable.

(7)	Equivalent to approximately 251,008 fibre miles. Fibre miles equal the number of route miles installed along a telecommunications path multiplied by the number of fibres along the path.

Exchange Rates

     The following table sets forth, for the periods and rates indicated, information concerning exchange rates for Canadian dollars expressed in United States dollars, based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. On February 15, 2001, the inverse of the noon buying rate was Cdn$1.00 =US$0.6291.

	Twelve months ended September 30,

	1997	1998	1999	2000	2001

Average	0.7286	0.6845	0.6663	0.6791	0.6511

	Month Ended

	August,	September,	October,	November,	December,	January,
	2001	2001	2001	2001	2001	2002

High	0.6456	0.6330	0.6287	0.6241	0.6254	0.6200
Low	0.6545	0.6437	0.6418	0.6363	0.6396	0.6290

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

     For the year ended September 30, 2001 and 2000 we had net losses of $379 million and $138 million and negative cash flows from operating activities of $115 million and $57 million, respectively. We expect to incur significant additional expenditures in connection with the expansion of our network and service offerings. As a result, we expect to continue to incur significant future net losses and negative cash flow. If our revenues do not increase significantly or the increase in our expenses is greater than expected, we may not achieve or sustain profitability or generate positive cash flow in the future.

     Our substantial debt obligations may hinder our growth and put us at a competitive disadvantage.

     We have a significant amount of debt. As of September 30, 2001, we had approximately $1,457 million of long-term debt outstanding. In addition, we could incur an additional $312 million under our senior bank debt and our vendor facilities with Cisco and Lucent, assuming we could incur debt in compliance with covenants set forth in these facilities. We may need to incur additional debt in the future. Our substantial debt obligations could have important consequences to you. For example, they could:

•	require us to use a substantial portion of our operating cash flow to pay interest, which reduces funds available to expand our network and for other purposes;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	make us more vulnerable to economic and industry downturns and reduce our flexibility in responding to changing business and economic conditions;

•	limit our ability to pursue business opportunities; and

•	limit our ability to borrow more money for operations or capital in the future.

     A 1 percent interest rate change on our floating interest rate long-term debt outstanding at September 30, 2001, would have an annual impact of $5 million on our interest cost.

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

     We cannot assure you that we will generate sufficient cash flow from operations to make scheduled payments on our debt. Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on economic, financial, competitive, legal and technical factors. Some of the factors are beyond our control, such as economic conditions in the different local markets where we operate or intend to operate, and pressure from existing and new competitors. If we cannot generate sufficient cash flow from operations to make scheduled payments on our debt obligations, we may need to refinance our debt, obtain additional financing, delay planned capital expenditures or sell assets. Our ability to refinance our debt or obtain additional financing will depend on, among other things:

•	our financial condition at the time;

•	restrictions in agreements governing our debt; and

•	other factors, including market conditions.

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

     To build our network, we must obtain rights and other permits, which include, but are not limited to, rights-to-use underground conduit and aerial pole space and other rights-of-way from entities such as utilities, railroads, long distance providers, provincial highway authorities, local governments and transit authorities. We cannot assure you that we will be successful in either obtaining or maintaining these permits and rights-of-way on commercially reasonable terms and conditions. Certain permits and rights-of-way may require regulatory filings or may be subject to legal challenge by municipal governments, land and building owners or other third parties. For example, there is a public notice proceeding that was initiated by Canada’s telecommunications regulatory authority, the Canadian Radio-television and Telecommunications Commission (commonly known as the “CRTC”) in which interested parties were invited to comment on the terms and conditions of access to municipal rights-of-way in the city of Vancouver. Loss of substantial permits or rights-of-way or the failure to enter into or maintain required arrangements could cause us to lose revenue or abandon certain markets.

     If we cannot enter into agreements for access rights or purchase or lease fibre with accompanying access rights, our business and our operating results may be harmed and we may be required to delay or abandon some of our business plan.

     We are dependent on other parties in respect of the fibre which constitutes a significant part of our network.

     In connection with our acquisition of the business of Shaw FiberLink we received an indefeasible right to use Shaw FiberLink’s fibre for 60 years. Shaw FiberLink has, in turn, a one-year indefeasible right to use fibre of various cable companies which are owned by Shaw Communications, renewable annually by Shaw FiberLink during the term of our indefeasible right to use Shaw FiberLink’s fibre. As a result, in order to have access to the fibre provided by the indefeasible right to use, we are dependent on Shaw FiberLink’s ability to maintain its indefeasible right to use agreements with the Shaw cable companies. In addition, the terms of our agreements with Shaw FiberLink, Videon FiberLink, Cable Atlantic, C1 and 360networks provide that our rights under those agreements are limited if the underlying rights associated with the fibre that is the subject of the indefeasible rights to use have any limitations or prohibitions. We entered into performance assurance agreements with Shaw Communications and Moffat Communications to support our rights under our agreement with Shaw FiberLink and Videon FiberLink. If we discover that indefeasible right to use rights are not passed to us as anticipated, or if we, Shaw FiberLink, Videon FiberLink, Cable Atlantic, C1 or 360networks do not obtain and maintain the necessary underlying rights, or if Shaw Communications or Moffat Communications do not comply with the performance assurance agreements, we may not have access to the fibre provided by the indefeasible right to use agreement and this could substantially impair our ability to carry on business.

     We face potential conflicts of interest caused by investor influence.

     As a result of an amended and restated shareholders agreement entered into by shareholders on February 16, 2000, then holding approximately 88.0% of our fully-diluted equity in connection with our acquisition of the business of Shaw FiberLink, two of our institutional investors (which are affiliates of Goldman Sachs and CIBC World Markets) and Shaw Communications, were able to nominate a majority of our directors. Affiliates of Goldman Sachs and CIBC World Markets hold approximately 32.0% of our equity and have 4 of 11 directors on our board of directors. In addition, Shaw Communications holds approximately 24.8% of our equity and has 3 directors on our board of directors. Each of Shaw Communications and Goldman Sachs has a right to consent to:

•	specified major transactions by us, including acquisitions and investments in excess of $300 million and mergers or business combinations, for a period of 18 months after February 16, 2000; and

•	our annual operating budget, for a period of 24 months after February 16, 2000.

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

     The Amended and Restated Shareholders Agreement was supplemented by a corporate governance and standstill agreement made as of August 31, 2001, among Shaw Communications Inc., funds related to the Goldman Sachs Group, Inc., and CIBC Capital Partners (representing approximately 72.56% of the class A voting shares). Each of the parties agreed to supplement certain rights contained in a Shareholders Agreement dated February 16, 2000 regarding the composition of our Board and agreed to new terms regarding the acquisition of additional class A voting shares and class B non-voting shares. With respect to the composition of the Board, the parties agreed that they would cause the Board to be composed of three Shaw designees, three Goldman designees and one CIBC designee and that the four other directors, to be independent of such parties, will be agreed to by those three parties. Absent such agreement, Shaw will select two individuals to be nominated and Goldman and CIBC together with select two individuals to be nominated. At least one of the Goldman designees and one of the Shaw designees will be a person with experience in, or familiarity with, the telecommunications industry and neither of such designees nor the four other directors will be employed by, nor be a director of, the nominating shareholders. Shaw and Goldman will determine the Chairman of the Board and should they be unable to decide, CIBC will make such determination.

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

     Integrated management information and processing systems are vital to our growth and our ability to monitor costs, process customer orders, bill customers and operate efficiently. The cost of implementing and hosting these systems has been, and we expect will continue to be, substantial.

     We are in the final stages of developing and testing our operational support system to integrate important facets of our operations. The development and implementation of this system relies in part on the products and services of third party vendors, over which we have no control. Unanticipated problems with our system may harm our business and operating results.

     In addition, any of the following developments could harm us:

•	our failure to adequately identify and integrate all of our information and processing needs;

•	failure of our processing or information systems to perform as expected; and

•	our failure to upgrade systems as necessary and on a timely basis.

     If we lose key personnel or are unable to attract and retain additional personnel, our business and our prospects could be harmed.

     We are dependent on the continued service of a small number of key executives and operations personnel, including Daniel Milliard, our chief executive officer, Tal Bevan, our president, business operations, Stephen Shoemaker, our chief financial officer and Eric Demirian, our executive vice president, corporate development. The loss of services of one or more of our key executives, particularly Messrs. Milliard, Bevan, Shoemaker and Demirian, could harm our business and our prospects. We do not maintain key person life insurance for any of our executive officers.

     Regulations relating to Canadian ownership and control of our voting shares prevents a foreign investor from acquiring us, which could limit the value of our class B non-voting shares outstanding.

     As a competitive local exchange carrier, we are subject to regulations which require that not less than 66 2/3% of our issued and outstanding voting shares be beneficially owned by “Canadians” (as defined in these regulations). To ensure compliance with these regulations, we have placed restrictions on the transfer of our class A voting shares to non-Canadians. These restrictions effectively limit the number of potential acquirors of our business and therefore a takeover bid for us is less likely and you are less likely to receive the change of control premium that generally comes with such bids.

     Our ability to compete in the Canadian local telecommunications market is subject to extensive government regulation which may be changed in a manner harmful to our business.

     We are subject to regulation by the CRTC pursuant to the provisions of the Canadian Telecommunications Act. We are also subject to radio spectrum regulation by the Canadian Federal Department of Industry (commonly known as Industry Canada) pursuant to the provisions of the Radiocommunication Act. Since 1994, the stated policy of the CRTC has been to recognize the importance of competition in the local switched services market. As a relatively new entrant into the Canadian telecommunications market, we benefit from this policy and these decisions. However, we cannot assure you that the CRTC’s policy to foster the development of competition in the local switched services market will not change or that the CRTC will react quickly and efficiently to anti-competitive practices or effects resulting from the dominant position of Canada’s incumbent local exchange carriers. Any change in the CRTC’s policies or regulations could harm our business, operating results and prospects.

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

     As of September 30, 2001 we had debt outstanding denominated in U.S. dollars of approximately US$719 million. Since the majority of our revenue is in Canadian dollars, we are, and will continue to be, exposed to fluctuations in the exchange rate between Canadian and U.S. dollars and the uncertainty of the amount of Canadian dollars that will be required to service the principal and interest payments under our U.S. dollar denominated debt. In order to minimize these effects, as at September 30, 2001, we had entered into certain cross currency swaps to hedge approximately 73% of our outstanding U.S. dollar denominated debt. Based on our September 30, 2001 balances, a 1% change in the foreign currency exchange rate between the Canadian and U.S. dollar would have an impact of $3 million on the unhedged portion of our long-term debt. Any substantial increase in the U.S. dollar relative to the Canadian dollar could affect our results of operations and our ability to meet our future payment obligations on our debt.

ITEM 4: INFORMATION ON THE COMPANY

A. History and Development of the Company

     The head and principal office of the Company is located at 20 Bay Street, 7th Floor, Toronto, Ontario, Canada M5J 2N8 and our telephone number is (416) 848-2000. The Company was incorporated under the Canada Business Corporations Act on April 12, 1996 under the name “BSC Broadband Solutions Corp.” The articles of the Company were amended on June 14, 1996 to authorize the issuance of preference shares. On January 22, 1997, the articles of the Company were further amended to change the name of the Company to “GT Group Telecom Inc.”. The issued common shares of the Company were divided on a basis of two new shares for each existing share pursuant to an amendment to the articles dated July 24, 1997. On September 23, 1998, the articles of the Company were amended to authorize the issuance of class A voting shares and class B non-voting shares, to amend the rights and restrictions of the preference shares and to provide for certain restrictions on the issue, transfer, conversion and ownership of voting shares of the Company. The articles of the Company were further amended on May 7, 1999 to create the series A first preference shares and on February 14, 2000 to create the series B first preference shares.

     GT Group Telecom Services Corp. (“GT Services”) is a wholly-owned subsidiary of the Company and was amalgamated under the Canada Business Corporations Act on March 10, 1999. GT Group Telecom Services (USA) Corp. is a wholly-owned subsidiary of the Company and was incorporated under the General Corporation Law of the State of Nevada on May 5, 2000.

     In April 2001, we acquired from C1.Com Inc. (C1) all of its Atlantic Canada assets and business for $21 million in cash and shares. This acquisition provides us with C1’s Atlantic cable competitive local exchange carrier business, its fibre-optic network, buildings connected to its network, related assets, customers and approximately 36 employees. The acquisition will provide us with approximately 2,325 additional route kilometres and approximately 44,400 additional fibre-kilometres in Nova Scotia and New Brunswick. As consideration, we paid $5 million in cash, issued 2,372,000 class B non-voting shares and assumed the rights and obligations of C1 relating to its fibre network in Atlantic Canada.

     The networks of the businesses we have acquired and our network are constructed in compatible, fibre network configurations, with minimal geographic overlap using synchronous optical networking technology and gigabit ethernet connections. Accordingly, we have already fully integrated the prior year’s acquisitions, including Shaw FiberLink and Videon FiberLink, and we believe that the integration of the businesses we acquired from Cable Atlantic and C1 can be accomplished in a timely manner. With the addition of these businesses, we now own and operate facilities nationally in 9 Canadian provinces, including Canada’s major metropolitan centers of Vancouver, Calgary, Edmonton, Winnipeg, Toronto, Ottawa, Montreal, Halifax and St. John’s. Our combined network, with its national coverage, has given us a time-to-market advantage that will lead to increased market penetration and higher operating margins.

     Our cash expenditures for property, plant and equipment were $216 million, $154 million, and $9 million for the years ended September 30, 2001, 2000 and 1999, respectively. Such expenses were related to the purchase and construction of switching and data networking equipment, construction of our fibre-optic infrastructure and central office and data hub facilities, transmission equipment and collocation facilities and construction and implementation of our back office systems.

B. Business Overview

     We control and operate the largest independent national broadband network in Canada enabling us to provide reliable metropolitan and long haul services. Over our network, we provide high-speed data, Internet, applications and voice services targeted primarily to small and medium businesses, large enterprises and telecommunications providers. Our data and Internet services include web hosting, unified messaging, collocation, content distributions and other value added Internet services. As part of our collocation services, we house and manage computer and networking equipment for our data customers. We bundle our data services with traditional telecommunications products and services, including local area network extension and enhanced local and long distance voice services. We also sell dark fibre to other telecommunication providers. To serve the growing data and telecommunications markets, we are continually expanding our fibre-optic network and selectively use fixed wireless and digital subscriber line technologies to extend the reach of our network. We have acquired and integrated the competitive access provider businesses of Shaw FiberLink located primarily in western and central Canada, Moffat, located in western Canada and acquired the competitive local exchange carrier businesses of Cable Atlantic and C1 located in eastern Canada. We have also entered into agreements with 360networks to obtain additional long haul fibre assets across Canada and the United States. We own and operate facilities nationally in 9 Canadian provinces and in Canada’s major metropolitan centers of Toronto, Montreal, Vancouver, Ottawa, Calgary, Edmonton, Winnipeg, Halifax and St. John’s.

     We have been providing high speed data, Internet and voice services in all five of our initial markets of Toronto, Vancouver, Calgary, Montreal and Edmonton since February 2000. Since then, through organic growth and a series of acquisitions, we have expanded the reach of our fibre network to include an additional 12 markets beyond our original targeted network. These new metropolitan markets include Victoria, Winnipeg, London, Hamilton, Kitchener/Waterloo, Ottawa, Quebec City, Fredericton, Moncton, Halifax, St. Johns, New Brunswick and St. John’s, Newfoundland. As of September 30, 2001, we serve all 17 of these markets.

Products and Services

     In fiscal 2001, data revenue accounted for 76% of our total revenue, while voice accounted for 19%, applications for 2% and the sale of dark fibre for 3%. In fiscal 2000, data revenue accounted for 85% of our total revenue, while voice accounted for 14%, applications for 1% and nil from the sale of dark fibre. We generated our revenue by providing telecommunications services in Canada. We currently provide the following products and services:

Data services portfolio

     Data access. We expect the majority of our revenue to come from data access which includes the following products and services:

•	Local Area Network Connect (also known as transparent LAN Service) — a managed high-speed connection to an organization’s local area network, for Internet connectivity (including common server capability) and/or connectivity between multiple local area networks delivered over fibre, wireless or digital subscriber technologies. Supported interfaces include ethernet at speeds up to 1 gigabit per second.

•	Carrier Private Lines — Point-to-point connections over our network, targeting carriers rather than small businesses.

     Internet services. We currently provide the following types of dedicated Internet services:

•	Business Internet Gateway — Internet connectivity packages for small and medium-sized businesses.

•	Internet Transit/Commercial Internet — High-speed, scalable Internet connectivity for Internet professionals who in turn support residential and business Internet users.

     Enhanced and other data services. We currently provide and are continuing development efforts for a variety of innovative data products and services in order to act as a one-stop shop for all of our customers’ data needs, including the following:

•	Enhanced IP Services — Multi protocol label switching to enable transport of different priorities of traffic such as video.

•	Data Hardware Resale and Maintenance — Selling and maintaining routers, hubs and switches.

Application services portfolio

     Application hosting services. We provide our business customers the opportunity to outsource their server and application needs to us through several service offerings:

•	Applications Hosting — Turnkey Internet/Web server hosting packages as an outsourced solution to small and medium-sized businesses. This service includes all software, hardware and management required for a business website or for other general office applications.

•	Collocation — The physical space in close proximity to our network to colocate, host and/or manage servers or modem pools. This service includes space, power, security and optional management.

•	Content Distribution — Utilizing the Akamai global hosting platform to provide proactive caching for rich media websites.

•	Unified Messaging (Voicemail/Email) — Integration of a business’ voicemail and email services to act as a single message center; complete with faxing capabilities, future speech to text/text to speech conversion and encrypted security.

•	PC/Server backup — online ability to backup and restore hard drives of computing devices through a web interface.

•	Teleconferencing — reservation based audio conferencing with chairperson controls, web streaming and other operator assistance.

     Secure network services. We provide and our continuing to develop for our customers security enhancements to a basic Internet connection through a variety of service offerings:

•	Networking Security — Anti-hacker services, such as firewall hosting, to protect customer local area networks from the Internet.

•	Network Based Virtual Private Networking — The ability to travel securely and privately by tunneling through the Internet, either from one business location to the next or from one business connection to that of a partner, on a single user or enterprise wide basis without the need for specialized customer premise equipment.

•	Public Key Infrastructure/Certificate Authority — The technology to enable secure transactions and information sharing on the Internet by serving as a third party manager of the exchange of information via digital identification certificates.

Voice service portfolio

     Local voice services. We began offering local voice services in November 1999, and offer a full suite of services to accommodate customers that require varying degrees of sophistication in their telecommunications services.

•	Individual and Digital Business Lines and Multiple Line Business Trunks — Local switched analog telephone service via individual lines or multi-line trunks and digital service with enhanced features and functionality.

•	Private Branch Exchange Interconnect (PBX) — A connection between a business’ private branch exchange and the public switched telephone network via the ISDN PRI standard.

•	Digital Tie Lines — A business with a private telecommunications network by connecting two private branch exchanges.

     Enhanced voice services. We offer and continue to develop a full suite of enhanced offerings to complement our standard business voice services.

•	Long Distance Service — Long distance telephone access throughout all major Canadian cities with toll-free directory/operator services, account codes and calling cards.

•	Voice Hardware Resale and Maintenance — Telephone sets, private branch exchange and key systems.

Sale of dark fibre

     In fiscal 2001, we sold dark fibre to another telecommunication provider. We will continue to identify opportunities to generate revenue from the sale of dark fibre.

Marketing and Sales

     In each target market, we have identified buildings with tenants that meet our target profile. Our ideal building has many small and medium-sized business tenants, each with 10 to 200 employees, that have complex data and other telecommunications needs, including Internet application and voice requirements. The Company is also now targeting large enterprise opportunities of organizations with more than 500 employees. Once a building has been targeted, we negotiate the building licence agreement which allows our facilities to be installed in that building. Each member of our local direct sales force is assigned a territory which includes specific buildings in which to sell. The sales representative will become intimate with the needs of all potential customers in those buildings and will be the relationship manager between us and the customer. The sales representative will work with a technical expert, when necessary, to differentiate our services from those of our competitors and cost effectively address our customers’ needs. Our sales force will initially target customers with data telecommunications needs that are, or will be, located in on-net buildings. Once we provide a customer with solutions to its data needs and our sales representative has created a relationship with the customer, the sales representative will offer Internet application and voice services to the customer. We believe that once a customer’s data needs are met and it is satisfied with our customer service, it will be receptive to purchasing Internet application and voice services from us.

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

     We have retained, and intend to continue to retain, people with extensive experience in the telecommunications industry. The market for hiring highly qualified sales representatives is competitive. However, as a result of the recent mergers in the telecommunications industry, we believe a number of highly talented sales representatives are seeking more entrepreneurial companies that provide a higher degree of challenge and more opportunity to develop skills and assume more responsibility. At September 30, 2001, we had over 338 sales representatives.

Network

     Our network in each of our current markets looks similar to the following diagram:

Integrated network architecture

     We provide services to our customers over an integrated network that supports high-speed data, Internet application, local and long distance voice services. We believe that the integrated design of our data, Internet application and local and long distance networks significantly reduces our cost of providing a bundled service offering. Our integrated network architecture includes switches and data routers, customer premise equipment and synchronous optical networking technology fibre rings. In addition, approximately 20% of our urban fibre network is comprised of slack and storage fibre in urban area access points.

     We have integrated the fibre, equipment and operating systems of Shaw FiberLink and Videon FiberLink and believe that our integration of the business we acquired from Cable Atlantic and from C1 can be accomplished without significant delay or cost. We have also upgraded the equipment in buildings on Shaw FiberLink’s, Videon FiberLink’s and the aforementioned Cable Atlantic business’ networks and sell our services (in addition to those of Shaw FiberLink, Videon FiberLink and the Cable Atlantic business we have acquired) to their existing customers. Shaw FiberLink’s, Videon FiberLink’s and the aforementioned Cable Atlantic business’ telecommunications equipment is industry standard, purchased from well known vendors, and is compatible with our equipment.

Switches and data routers

     Our Lucent and Nortel Class 5 switches and Cisco data routing equipment are located in central offices 6 of our 17 markets. Our central offices are secure, specifically outfitted facilities which have special heating, humidity, air, fire suppression and power requirements to support sensitive electronic equipment.

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

     Our network uses data routing equipment in all cities and voice switches installed at central offices in six cities: Vancouver, Toronto, Calgary, Montreal, Halifax and St. John’s. Voice traffic from other cities is directed to the central office nearest to that city.

Customer premise equipment

     To connect our customers to our network, we install data and voice routing equipment in the building in which they are a tenant. This equipment combines and converts the customer’s transmission to an optical signal. The signal is then transmitted through our network to a central office where data and voice traffic are routed to their ultimate destination. Where buildings have fewer tenants, we intend to connect up to ten buildings to the switch/router in one centrally located building.

     For voice traffic, our network can currently provide up to 2.5 gigabits per second speed connections to our end customers and can easily be upgraded for increasing volume of traffic. For data traffic, our network currently provides up to 1 gigabit per second speed ethernet connections to our end customers. This network’s capacity is also easily upgradable.

Synchronous optical networking technology and gigabit ethernet connections

     We provide our data, Internet application and voice services over our integrated network. Our network uses synchronous optical networking technology and gigabit ethernet connections to transport information along our fibre-optic backbone. Synchronous optical networking technology is used primarily to transmit voice services. Synchronous optical networking technology is based on self healing concentric rings, a technology that routes traffic through an alternate path in the event there is a point of failure. This technology results in a very reliable network which is less likely to be subject to disruptions in the event of breakage at one point. Other advantages of synchronous optical networking technology are high capacity and standardization. Synchronous optical networking technology offers large amounts of bandwidth for fibre-optic networks. It provides seamless inter- connectivity among equipment providers which is important when we look to interconnect with other networks on a global basis. Finally, synchronous optical networking technology offers superior bandwidth management, real-time monitoring, and survivability. Ethernet technology is used primarily to transmit data. Ethernet is the standard interface technology for local area networks and has many of the same advantages of synchronous optical networking technology. Ethernet offers simple, scaleable high bandwidth capacity.

     In addition, we apply intelligent end-to-end network management, which means that the customers’ and end users’ lines are monitored from a network operations center, 24 hours a day, seven days a week.

Advantages of fibre-optic cable

     Through our advanced fibre-optic network we can provide higher bandwidth, enabling information to be transported at speeds significantly faster than the up to six megabits per second that can be achieved using digital subscriber line technology over copper facilities. Fibre-optic cable also has high immunity to signal degradation, which means that a signal can be transmitted over extremely long distances without requiring regeneration of the original signal. The result is a transmission that is more reliable, precise, clear and consistent than transmissions over copper wires. Unlike metallic cable, a fibre-optic-based infrastructure does not emit any radiation and is immune to noise. In addition, metallic cable is limited in distance, suffers in performance and requires additional equipment to regenerate signals carried by it over a longer distance.

Other network components

     Although we intend to provide our services over our own fibre-optic network in each of our target markets, in order to capture customers and generate early revenue as we deploy our network, we intend to use wireless technology or to lease other companies’ facilities to provide services to those customers not currently directly connected, but who will be connected in the short term to our local networks. We will also deploy digital subscriber line technology over the leased facilities to extend the current reach of our network. This strategy provides us with rapid access to buildings and allows us to gain market penetration and take advantage of market opportunities before we have completely constructed our network. Customers served by these technologies will be migrated onto our network as it is built.

Strategic Relationships

     We are actively pursuing strategic relationships with some utilities, property owners and technology companies. We intend to use these relationships to maximize the penetration and speed of entry and reduce the cost of deploying our network in our target markets.

     Agreements with 360networks, inc. In May 2000, we agreed with 360networks, inc. to (1) lease from them dedicated fibre-optic capacity and (2) purchase fibre in Canada and receive from them an indefeasible right to use fibre in the United States. The aggregate price of the dedicated fibre-optic capacity and fibre we acquired was approximately $362 million. We have the option to acquire from 360networks additional fibre and dedicated fibre-optic capacity.

     Under the agreement, 360networks will lease to us fibre-optic cable capacity at a bandwidth level of 2.4 gigabits per second, in Canada and the United States. The lease will give us the exclusive right to use this fibre capacity for 20 years, comprised of an initial term of 3 years with a 17 year renewal option at our discretion. As at September 30, 2001, we accepted approximately 85% of the fibre-optic capacity under the long-term capacity lease arrangement.

     In addition, 360networks has sold and will sell to us 12 strands of unused fibre ranging approximately 7,000 kilometers, connecting Seattle, Washington to Halifax, Nova Scotia via Victoria, Kamloops, Edmonton, Calgary, Regina, Winnipeg, Toronto, Ottawa, Montreal and

Quebec City.

     If we choose, 360networks will also grant us the right to use an additional 12 strands of fibre ranging approximately 7,900 kilometers, connecting Seattle, Sacramento, Denver, Chicago, Detroit, Toronto, Buffalo, Albany, New York City, Boston and Montreal. This fibre will be located primarily in the United States. The indefeasible right to use this fibre will be for a term of at least 20 years.

     We also will have the option to purchase from 360networks additional segments of fibre-optic cable connecting the United States and Canada.

     Delivery of the capacity and the fibre to us by 360networks and payment by us to 360networks will be made in installments over the next four years. An initial installment payment of approximately $32 million has been made. We will also pay 360networks fees for maintaining the fibres.

     On June 27, 2001, we received delivery from 360networks of 11,532 route kilometres (38,234 fibre strand kilometres) of dark fibre in Canada and the United States. On June 27, 2001, we also entered into an amending agreement with 360networks whereby we paid $31 million in addition to our previous $32 million deposit for the long haul fibre, and cancelled our previous commitments for fibre in Canada and the United States. In addition, we purchased from 360networks approximately $13 million of metropolitan ducts to expand our growing local service business.

Access agreements and rights-of-way

     We have established, and expect to continue to establish, relationships with electric and other utilities in our target markets to obtain access to customers. In order to cost-effectively build our network in Vancouver, we signed two agreements in December 1997 with BC Hydro, which provide us with access to BC Hydro conduits on its electric distribution network in and around Vancouver and elsewhere across British Columbia. BC Hydro’s conduits connect to nearly all buildings in British Columbia. These agreements enable us to lay our fibre in a cost-effective manner because we can do so with minimal excavation of city streets. The BC Hydro agreements expire December 1, 2012, with five year extensions at our option.

     In August 1999, we entered into a conduit access agreement with ENMAX Corporation, the Calgary power authority. The agreement expires on December 31, 2017 and can be renewed for two additional 5 year periods. We issued to ENMAX Corporation 1.0 million series A first preference shares and agreed to pay fees for installation and access rights and annual fees for maintenance and administration. The agreement provides us with non-exclusive access to conduits in Calgary’s downtown core. ENMAX has installed 13 kilometers of our fibre-optic cable into these conduits at our cost as of December 31, 1999. In August 1999, we entered into an agreement with EPCOR, Edmonton’s power authority, which gives us non-exclusive access to conduits in Edmonton. The EPCOR agreement terminates on August 12, 2014 and can be renewed for additional five year terms after this date with the consent of EPCOR.

     Where our network touches public property, we must obtain local municipal approvals to deploy our fibre in municipal rights-of-way. We have signed municipal access agreements with the cities of Vancouver and Burnaby, British Columbia, Calgary, Alberta, the City of Toronto,

Region of Waterloo, City of Waterloo, City of Cambridge, Regional Municipality of Ottawa-Carleton and Québec City. We also have

•	a “public user” conduit access agreement with the CSEVM (Commission des Services Électriques de la Ville de Montréal) permitting access to CSEVM conduits in the city core of Montreal;

•	interim authority allowing construction to proceed in the City of Ottawa, City of London, Town of Newmarket and City of Hamilton/Region of Hamilton-Wentworth; and

•	permit authority allowing construction to proceed following permit application approvals in Winnipeg, Manitoba and Sainte-Foy, Charlesbourg, Outremont, St. Laurent, LaSalle and Laval, Québec.

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

     We are participating in several joint builds of conduit systems in the Toronto area, and have an existing lease of dark fibres from Toronto Hydro. We are also finalizing the sublease of an existing decommissioned waterpipe system from AT&T Canada which is located in the central business district of Toronto. This waterpipe system was previously refurbished for telecommunications purposes.

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

Building license agreements

     Before providing services to customers, we must obtain permission from the property owner to install our equipment, including our voice and data equipment, and to access the riser closets to run fibre directly to the offices of our customers. Once a building has been targeted by our marketing personnel, our network services department negotiates the building license agreement which allows our equipment to be installed in that building. We have adopted a collaborative approach with developers and owners, and have found them generally willing to provide access to their buildings since we are providing enhanced services to the building, thus increasing its value to the building’s tenants. Because of our long-term building license agreements, we gain access to potential customers at minimal cost.

     We have recently entered into a series of commercial agreements with the largest property managers in Canada securing access to 419 buildings in 17 of our currently served markets representing approximately 85 million square feet. As of September 30, 2001 we had signed over 1,284 building license agreements with national property owners, including Oxford Properties, Brookfield, Cadillac Fairview and O&Y Enterprises. As of September 30, 2001, we had 2,157 buildings on our network (representing approximately 221 million square feet). The remaining buildings are proximate to our fibre-optic network. These agreements typically contain a provision for permanent access by our network, including fibre-optic cable, to a specified point inside the building, with a renewable right of access regarding inside wiring to the premises of our clients. These agreements provide us with access to each building on a non-exclusive basis.

     The CRTC has recently established a presumption that any agreement between a local telephone company and another party, including property owners, that results in the provision of local telephone service to a multi-dwelling unit on an exclusive basis is a violation of the Canadian Telecommunications Act. We believe this presumption will enhance our ability to access additional buildings.

Fibre lease agreements

     On July 15, 1999, we entered into a fibre-optic agreement with Toronto Hydro, Toronto’s electric utility company. This agreement provides that we will lease access to Toronto Hydro’s existing fibre-optic network, which extends throughout Toronto, allowing us to provide service to our customers until we are able to build our own fibre-optic network. A permit from Toronto Hydro, which establishes our network access by indicating routing and termination locations and specifies annual rates and one time connection fees, is required before we can provide service to our Toronto customers under this agreement. Permits expire after three years and can be renewed automatically for an additional three years, unless either party gives notice otherwise. We are finalizing negotiations with Ottawa Hydro for a similar arrangement.

Marketing agreements

     In May 2000, we entered into an agreement with Research in Motion Limited to market and offer their BlackBerry™ wireless e-mail solution so as to expand our suite of value added applications and services. In May 2000 we entered into an agreement with Net Nation Communications Inc. to develop web and ecommerce hosting application services. In March 2000, we entered into an agreement with Jawz Inc. (formerly Offsite Data Services) to develop PC/Server backup application services. In April 2000, we entered into an agreement with Multicom Canada Inc. to provide us with operator and administration services for our teleconferencing services.

Technology supplier relationships

     In February 2000, we entered into an agreement with Lucent to provide us with switching equipment, synchronous optical networking technology and other telecommunications equipment, fibre-optic cable and related services, including installation, engineering and maintenance services. This agreement replaces an agreement we entered into with Lucent in August 1998. The new agreement with Lucent specifies the pricing of this equipment and services and the terms of its delivery until January 2004. We will work together with Lucent to prepare detailed lists of equipment and services to be provided to us in each of our markets. In addition, we purchase our data switching and routing equipment and our unified messaging equipment from Cisco. We are a “Cisco-powered network” and are an authorized reseller of Cisco products. We believe these supplier relationships enable us to deploy a state-of-art network and give us access to the advanced technologies that our customers require.

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

     Many of these companies possess significant financial, technical and marketing resources with which to compete, as well as comprehensive fibre networks and long-standing relationships with their customers. While several key decisions of the CRTC have created a framework for competition in Canadian telecommunications markets generally, competition with the incumbent local exchange carriers is in the early stages of development.

     In addition to competition from these companies, we face competition from a variety of other current and potential market entrants including Call-Net, AT&T Canada, Videotron and OCI Communications. All of these companies have entered the local voice and data service markets. Some have certain advantages over us, including greater financial, personnel, marketing and technical resources. Most prominent among these is the newly merged AT&T Canada, which has a particular strength in serving large business customers, followed by Call-Net which to date has been more focused on the residential and small business voice market. Beyond the significant competition posed by wireline-based service providers, there is an unknown potential competitive threat from alternative technologies such as wireless and Internet services over cable by cable companies. However, while their fibre and Internet services compete directly with us in major metropolitan markets, to date the cable companies’ strategy has been primarily focused on the residential market.

Regulation

CRTC and Legislation

     Companies which own or operate transmission facilities in Canada that are used to offer telecommunications services to the public for compensation are classified as “telecommunications common carriers” under the Telecommunications Act (Canada) and are subject to the regulatory authority of the CRTC.

     The CRTC has the discretionary power to forbear from exercising certain of its regulatory powers over Canadian carriers where it finds that a telecommunications service or class of services is, or will be, subject to competition sufficient to protect the interests of users. Some Canadian carriers, such as the incumbent local exchange carriers, are classified by the CRTC as “dominant” in the provision of certain services because of their market power and control over the supply of local services and certain long distance services. Carriers classified as “non-dominant” by the CRTC are subject to less regulation than dominant carriers and include facilities-based long distance providers, and competitive access providers. The CRTC has forborne from regulating most of the services offered by non-dominant carriers, including, long distance, private line, dedicated access services, wireless services, local switched services. In addition, the CRTC has forborne from regulating certain services offered by the incumbent carriers, most notably, data, long distance, Internet access and interexchange private line services on certain routes. The CRTC also has the power to exempt any class of Canadian carrier from the application of the Telecommunications Act (Canada) if the CRTC is satisfied that such an exemption is consistent with Canadian telecommunications policy objectives. However, it has not, to date, used that power.

     Leave to appeal decisions of the CRTC to the Federal Court of Appeal may be sought within 30 days of the decision. The decision may also be challenged by petition to the Federal Cabinet (within 90 days of the decision). CRTC decisions are also subject to review and variance under the Telecommunications Act (Canada) either on the CRTC’s own initiative or by way of an application which must generally be brought within 6 months of the decision, but which may be brought as a new proceeding at any time.

Regulation of Local Switched Services

     In 1994, the CRTC determined that restrictions on entry into the market for local switched telecommunications services should be removed and that measures should be implemented to enable competitors to offer local telephone services. The regulatory framework for competition in the local market was established for the major incumbent local exchange carriers as a result of a series of decisions issued on May 1, 1997.

     The decisions issued on May 1, 1997 effectively opened Canada’s local switched services market to competition, ending the historical monopoly of the major incumbent local exchange carriers. The decisions established a comprehensive regulatory framework allowing for the introduction of competition in the local switched services market. The following is a summary of those aspects of the decisions and the current regulatory regime which are expected to have a material impact on our business:

Co-carrier status. The CRTC adopted a principle that competitive local exchange carriers will be considered carriers of equal stature with, and not merely customers of, the incumbent local exchange carriers in the local switched services market.

Local interconnection. Consistent with the co-carrier principle, the CRTC adopted a “bill and keep” traffic termination mechanism, whereby all local exchange carriers are required to terminate each others’ local traffic originating within the same exchange without specifically compensating each other for the termination function that they perform unless there is a traffic imbalance for a significant period of time. In areas where traffic is at an imbalance, the CRTC has authorized the use of a mutual compensation scheme under which competitive local exchange carriers and incumbent local exchange carriers charge each other for the traffic termination functions that they perform.

     The CRTC determined that the incumbent local exchange carriers and competitive local exchange carriers must each identify a point of interconnection within the incumbent local exchange carrier exchanges where they provide service to permit the interconnection of their respective networks and that incumbent local exchange carriers and competitive local exchange carriers should share the cost of interconnection equally (or under mutually agreed terms).

     In December 2001, the CRTC initiated a proceeding to reconsider the existing rules for local interconnection. The outcome of this proceeding could impact both the costs and the efficiency of local interconnection.

Unbundling of Incumbent Local Exchange Carrier Facilities. The CRTC has directed the incumbent local exchange carriers to “unbundle” or make available to competitive local exchange carriers the network elements that competitive local exchange carriers require in order to allow them to provide their own local services. These network elements include facilities that the CRTC deemed essential, as well as certain other facilities that are not essential but which were determined by the CRTC to be necessary to facilitate competition in the market for local switched services in the short term. The CRTC directed the incumbent local exchange carriers to price all services subject to the mandatory unbundling requirement at their long run incremental cost (“phase II costs”) plus a 25% mark-up. The incumbent local exchange carrier essential facilities that are subject to the mandatory unbundling rule include central office codes, subscriber listings and local loops (the wire facilities which run from the incumbent local exchange carriers’ central offices to the customer premises) in certain high cost areas (generally rural and smaller urban areas). All non-essential local loops and a number of other non-essential interconnection services were nonetheless required to be unbundled and made available to competitive local exchange carriers for five years. Although the incumbent local exchange carriers are currently required to provide these non-essential facilities on an unbundled basis at the price of phase II costs plus a 25% mark-up, this obligation was to be discontinued after the expiry of the initial five year sunset period. However, in March 2001, the CRTC issued a decision in which it extended the sunset period indefinitely. The CRTC indicated that it will reconsider the sunset period upon application by the incumbent local exchange carriers (ILECs) where the onus is on the ILECs to demonstrate that the state of local competition is such that the sunset should be eliminated. The incumbent local exchange carriers would, nevertheless, be required to provide those facilities which are essential, beyond the sunset period.

     In September 2000, the CRTC approved an application by a U.S.-based provider of digital subscriber line services for access to the incumbent local exchange carriers’ unbundled local loops and central office collocation sites on the same terms and conditions as competitive local exchange carriers, as well as an application by Bell Canada for approval of a tariff under which it would provide access to its unbundled local loops to resellers using digital subscriber line access technology. This decision creates opportunities for additional competition in the high-speed Internet access market from service providers which are not subject to the same restrictions on foreign ownership and control as the competitive local exchange carriers.

     In April 2001, the CRTC lowered unbundled local loop rates by approximately 30% and initiated a proceeding in which it directed the ILECs to show cause why the mark up included in unbundled local loops should be 15% instead of 25%. The ILECs have argued that 25% mark-up or more is required. In November 2001, the CRTC initiated a proceeding to review the incumbent local exchange carriers’ loop and primary exchange services costs. The outcome of this proceeding could result in material increases to the rates for unbundled local loops. It is expected that the CRTC will issue a decision on this proceeding in mid-2003.

     The mandatory unbundling of incumbent local exchange carrier facilities allows us to lease incumbent local exchange carrier local loops to provide services to customers that are not directly on our networks. If and when non-essential loops leased by us are no longer priced and offered on an essential facilities basis, we will have to (i) reach an agreement with the relevant incumbent local exchange carriers to continue leasing these local loops (which may be on less favorable terms than the CRTC mandated prices), (ii) build, lease or acquire our own facilities in those markets where we do not already have our own facilities, or (iii) develop other alternatives to reach our customers.

Safeguards Against Incumbent Local Exchange Carrier Anti-Competitive Pricing. In order to prevent anti-competitive pricing by the incumbent local exchange carriers, the CRTC imposed a floor price test that effectively requires the incumbent local exchange carriers to charge prices for their retail services sufficient to recover their costs which, with respect to essential facilities, must be at least equal to the amount charged to the competitive local exchange carriers (the long run incremental cost of providing the facility plus the mark up) and, with respect to non-essential services, must be at least equal to phase II costs. For local exchange services, the incumbent local exchange carriers must include the phase II costs of unbundled local loops in their price floor test. The incumbent local exchange carriers will be required to meet the floor price test in all applications for new local business services (other than for market trials and promotions) and applications proposing explicit or implicit price decreases. The CRTC’s floor price test is an important safeguard for us against anti-competitive pricing by the incumbent local exchange carriers. However, since incumbent local exchange carriers need not include in their own floor prices the mandated markup that they charge to competitive local exchange carriers for non-essential local services, incumbent local exchange carriers will be able to compete against competitive local exchange carriers that utilize such non-essential services solely on the basis of price.

Resale. The incumbent local exchange carriers are required to make their tariffed local switched services (both business and residential) available for resale, but not at a mandated discount as had been proposed to the CRTC by some potential new entrants. The CRTC’s denial of mandated discounts does not affect current incumbent local exchange carrier business services offered at volume and contract term discounts, such as Centrex services. However, the absence of mandated discounts pursuant to the CRTC decisions has limited the viability of pursuing a non-facilities-based entry strategy, and accordingly, the number of resellers in the local switched services market is extremely limited. The outcome of the CRTC’s proceeding on the ILECs’ price cap regime could result in ameliorated resale margins and, hence, greater entry into the local services market by resellers.

Contribution. In Canada, local residential services have historically been subsidized to maintain affordable universal service. With the introduction of facilities-based long distance competition in 1992, local telephone services in Canada were subsidized by “contribution” payments from both incumbent and competitive long distance service providers based on the minutes of long distance traffic that originate or terminate on the local switched telephone network or on cross-border or overseas access circuits.

     Effective January 1, 2001, the CRTC fundamentally changed the contribution regime. The per-minute contribution collection mechanism was replaced with a regime based on a percentage of eligible Canadian telecommunications services revenues. The new mechanism is national in scope and is assessed on all Canadian telecommunications service providers (including competitive local exchange carriers, resellers, wireless providers, satellite service providers, international licensees, payphone providers, data and private line providers) with annual revenues from Canadian telecommunications services of at least $10 million. Contribution-eligible revenues are determined by including all revenues from Canadian telecommunications services, less any contribution revenues received, inter-carrier expenses paid to other service providers for the provision of contribution-eligible services, and all revenues from retail Internet services, retail paging services and the sale and rental of terminal equipment. For 2002, an interim rate of 1.4% of contribution-eligible revenues has been set. The reduction in the rate from the previous year’s 4.5% reflects the fact that effective January 1, 2002, the subsidy requirement will only support local residential service in high-cost areas. The 4.5% rate had been set to recover the contribution requirement set out by the initial price cap regime. A final rate which will be retroactive to January 1, 2002 will be determined following the issuance of the price cap decision and the receipt of the annual contribution filings due March 31, 2002.

     The new contribution regime was appealed by various parties before both the CRTC and the Federal Court of Canada. The only outstanding appeal which could have a material effect on us is an application by TELUS Communications Inc. challenging both the contribution decision and the unbundled loop rate decision regarding the exclusion of embedded costs in the CRTC’s determinations of an appropriate mark up on long run incremental costs. A determination is expected by mid-2002.

Regulation of competitive local exchange carriers

     Although the CRTC has determined that competitive local exchange carriers are non-dominant carriers that should not be subject to the same degree of regulation as the incumbent local exchange carriers, the CRTC requires competitive local exchange carriers to assume certain obligations. For example, competitive local exchange carriers must file, for CRTC approval, interconnection agreements and tariffs for services that they provide to other carriers. Competitive local exchange carriers must also provide interconnection to all other local exchange carriers within the same exchange, interconnection to wireless service providers and equal access interconnection to long distance providers that offer services in the same territory served by the competitive local exchange carrier on terms and conditions no less favorable than those contained in the incumbent local exchange carriers’ tariffs, unless the competitive local exchange carrier can justify a departure from the incumbent local exchange carriers’ tariffs. Competitive local exchange carriers are also required, among other things, to provide for reciprocal local exchange carrier-to-local exchange carrier interconnection; to implement local number portability (“LNP”); to provide emergency (911) service and message relay service and to satisfy various other existing and future regulatory requirements designed to protect customer privacy and customer protection, such as providing consumers, upon request, with information regarding their services, prices and local calling area boundaries. Both wireline and wireless service providers may become competitive local exchange carriers as long as they accept the obligations imposed on competitive local exchange carriers by the CRTC.

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

Local Number Portability. Local number portability enables customers to retain their local telephone number when they change local exchange carriers. The CRTC requires all local exchange carriers to provide local number portability and has determined that all local exchange carriers should bear their own costs of implementing local number portability. Local number portability was considered to be an important requirement by new entrants due to the reluctance of customers to change local exchange carriers if it meant changing their telephone number. Local number portability has been rolled out across the country on a city-by-city basis.

Collocation. In June 1997, the CRTC rendered a decision relating to incumbent local exchange carrier central office collocation arrangements. Collocation is an arrangement under which competitors may place their transmission facilities in the incumbent local exchange carriers’ central offices. In its decision, the CRTC mandated the provision by incumbent local exchange carriers of both physical and virtual collocation arrangements, available at the competitive local exchange carrier’s option, under CRTC-approved tariffs and standard-form central office licence agreements. Collocation arrangements were restricted to the collocation of transmission equipment that had neither switching nor routing functionality. Collocation arrangements are important to us because they allow us to interconnect our transmission systems with those of the incumbent local exchange carriers using the most efficient and cost-effective network structure possible. They also allow us to gain immediate access to incumbent local exchange carrier unbundled loops for our off-net customers. Under certain circumstances, co-locators are also permitted to enter into cross-connection arrangements with other co-locators within a central office which allows for increased network efficiency.

     The CRTC determined in its collocation decision that mandated collocation was available only to facilities-based carriers interconnecting with incumbent local exchange carriers under the terms of an agreement and a tariff. This limitation of mandated collocation to facilities-based carriers created an opportunity for competitive local exchange carriers to use their transmission capacity for connection at central offices to provide services to other telecommunications service providers, including resellers and Internet providers, which did not have access to mandated collocation arrangements. However, in September 2000, the CRTC granted mandated collocation and access to unbundled loops and connecting links to digital subscriber line service providers. The CRTC prohibited digital subscriber line service providers from using these arrangements to provide switched local voice services.

     In 2001, the CRTC issued a number of rulings which improved the collocation regime for competitors. In March 2001, the CRTC made physical collocation available at the option of the party requesting collocation and permitted unescorted access to the ILECs’ central offices where a competitor is co-located. In October 2001, the CRTC lifted the prohibition on co-locating equipment that has switching and routing functions as long as such equipment does not constitute a host switch. Additionally, the CRTC found that adjacent collocation should be negotiated as an alternative to current collocation arrangements.

Price Cap Regulation. The CRTC has adopted a form of rate regulation for the major incumbent local exchange carriers, with the exception of SaskTel, which brings most of their local services under a price cap regime. The price cap mechanism adopted by the CRTC segregates the incumbent local exchange carriers’ services into sub-baskets of related services and imposes an overall constraint on price increases for all services subject to the price caps as well as certain specific price constraints for services within each of three sub-baskets. The price of local services under the price cap regime are subject to an overall price cap that limits price increases to an annual percentage linked to the rate of inflation, subject to certain adjustments (including a 4.5% productivity offset). Within the three sub-baskets of local services prescribed by the CRTC (i.e., basic residential local service, single and multi-line business local services and other capped services), the aggregate price levels for the basic residential local service and other capped services sub-baskets will be limited to annual increases equal to the inflation rate. A maximum increase of 10% in any year will apply to individual rates for residential and single-line business services in smaller exchanges.

     The CRTC decided to exclude certain of the incumbent local exchange carriers’ local services such as optional local services, including calling features such as voice mail and call waiting, from the price cap regime. In addition, the CRTC regulates the rates of certain local “competitor services” outside the price cap regime. These services are provided by the incumbent local exchange carriers to their competitors, such as competitive local exchange carriers, in order to allow their competitors to provide local and long distance services. Examples of services included in this category are equal access services provided to long distance service providers, unbundled local loops, and network access services provided to wireless carriers. These services are subject to detailed rate regulation and the prices are generally set at long run incremental cost plus a 25% markup.

     Despite the price constraints contained in the CRTC’s price cap regime, the incumbent local exchange carriers still have the ability under price cap regulation to increase prices for local services for which there is little competition (such as residential and single line business local services) and use the excess profits generated from these activities to subsidize price reductions in competitive services (such as business and government local services) that are included in the same basket of services.

     Price cap regulation for the incumbent local exchange carriers will be in force until mid-2002. In March 2001, the CRTC initiated a proceeding to review the price cap regime for the major incumbent local exchange carriers and to establish the new regime that will include SaskTel and will be put in place in 2002. The CRTC’s review may result in the extension of price cap regulation or the elimination of rate regulation for some or all of the incumbent local exchange carriers’ local services. This review may also result in changes to the regulatory treatment of ILEC rates for competitor services and private lines, which could result in us experiencing higher costs and lower revenue.

Regulation of Long Distance Services

     We will offer long distance telecommunications services as part of our bundled telecommunications services. Long distance competition has been in place in Canada since 1990 for long distance resellers and since 1992 for facilities-based carriers. Since 1994, the incumbent local exchange carriers have been required to provide “equal access” to long distance carriers and resellers which eliminated the need for customers of competitive long distance providers to dial additional digits when placing long distance calls.

     Under the CRTC’s 1992 long distance competition decision, competitive long distance providers were required to assume approximately 30% of the cost required to modify the incumbent local exchange carriers’ networks to accommodate interconnection with long distance competitors. These initial modification charges are spread over a period of 10 years and are payable on the basis of a specified charge per minute. Competitive long distance providers are also required to pay local exchange carriers charges for other services which they use, including switching and aggregation, primary interexchange carrier information processing (which implements a subscriber’s choice of long distance carrier), operator services and certain billing and collection services.

     The CRTC has refrained from regulating (including tariff approval and rate setting provisions) most long distance services and interexchange private line services provided by the incumbent local exchange carriers and all such services offered by their competitors, apart from access to their respective networks. The incumbent local exchange carriers’ basic (undiscounted) long distance rates remain subject to rate regulation as well as their rates in areas that do not yet have equal access. The incumbent local exchange carriers also remain subject to rate regulation on private line services on inter-city routes which are not yet subject to facilities-based competition. The lack of regulation of the incumbent local exchange carriers’ long distance services, including the absence of a floor price test, has provided the incumbent local exchange carriers with pricing flexibility and has increased their ability to compete with us on the basis of price.

Unbundled Rates to Provide Equal Access

     In April 1997, the CRTC issued a decision which unbundles the rates that long distance providers pay to the incumbent local exchange carriers for various “equal access” or local switching and traffic aggregation services. Under the decision, long distance providers were required to pay the incumbent local exchange carriers a separate rate of $0.007 per minute (recently reduced to $0.003 per minute) for local end office connection and an additional rate of approximately $0.004 to $0.007 per minute for connection at the toll switch; also referred to as “access tandem connection.” Competitive local exchange carriers also charge these rates to long distance providers for traffic originating and terminating on their local networks.

     The CRTC’s equal access decision establishes the prices which we, or those from which we purchase long distance services for resale, will be required to pay to the incumbent local exchange carriers for origination or termination of long distance traffic at either the access tandem or local end office. The proceeding initiated in December 2001 which reconsiders the existing rules for local interconnection may also impact the long distance interconnection regime, and could result in changes to the costs and efficiencies of long distance interconnection.

Access

     Access to both private and public property is important to our business in order for us to be able to reach our customers in multiple unit dwellings and construct, maintain and operate our network. With respect to access to multiple unit dwellings, the CRTC, which does not have direct jurisdiction over building owners, has recognized the importance of customer choice of service providers and has expressed the view that an exclusive arrangement between a service provider and a landlord of a multiple unit dwelling will generally violate the Telecommunications Act (Canada). The CRTC has recently concluded a proceeding to consider its regulatory approach to facilitating non-discriminatory access and customer choice in multi-dwelling units. A determination is expected in mid-2002.

     In January 2001, the CRTC issued a decision pertaining to a dispute between Ledcor Industries Limited (Ledcor) and the City of Vancouver. In ruling on the specific dispute between Ledcor and the City of Vancouver, the CRTC’s decision set out the principles it considered appropriate to assist municipalities and carriers in future rights-of-way agreements. This decision was very positive for carriers but the Federation of Canadian Municipalities and various municipalities are appealing the decision before the Federal Court of Appeals. A hearing is expected in mid-2002. A favourable ruling by the Federal Court on the decision may permit other service providers to obtain access on terms more favorable than those in our agreement with the city of Vancouver, or may permit us to renegotiate our agreement with the city of Vancouver to the extent that our agreement contains less favourable terms than those approved by the CRTC.

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

     We intend that our operating subsidiary will remain controlled by us, and be our wholly-owned subsidiary. Therefore, all of the outstanding voting shares of the subsidiary are now, and it is intended that the subsidiary will remain, owned by a company controlled by Canadians. A “Canadian” for the purposes of these requirements includes a Canadian citizen who is ordinarily resident in Canada, a permanent resident of Canada and, among other types of entities, corporations in which Canadians beneficially own and control in the aggregate not less than 66 2/3% of the issued and outstanding voting shares and which are not otherwise controlled in fact by non-Canadians. A “voting share” for purposes of these requirements means a share of any class of shares of a corporation carrying voting rights under all circumstances or by reason of an event that has occurred and is continuing or by reason of a condition that has been fulfilled and includes: (i) a security that is convertible into such a share at the time that a calculation of the percentage of shares owned and controlled by Canadians is made; and (ii) an option or right to acquire the share or security referred to in clause (i) that is exercisable at the time that the calculation referred to in that clause is made.

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

     Our class A voting shares are “voting shares” for these purposes and more than 66 2/3% of the class A voting shares are held by Canadians as at the date of this prospectus. Our class B non-voting shares are not “voting shares” for these purposes.

     The term “control in fact” is not defined in the relevant legislation and raises various complex questions of interpretation. A number of factors have been considered relevant to the determination of whether a regulated entity is not controlled in fact by non-Canadians, including the election and composition of the board of directors, the industry specific experience of the non-Canadian shareholders, the ability to appoint senior management, the power to determine policies, operations and strategic decision-making and the percentage of equity interest (whether voting or non-voting) held by non-Canadians.

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

D. Property, Plants and Equipment

     Our facilities include administrative and sales offices, central offices and other facilities to house our fibre-optic network equipment. We fully utilize our facilities. The table below describes our material properties:

			Approximate
			Square
Location	Purpose	Owned or Leased	Footage

Toronto, Ontario	Corporate head office and central office	Leases expire January 31, 2006 and December 31, 2014	86,240
Vancouver, B.C.	Network operations and Engineering Central office	Lease expires on July 31, 2006 Leases expire on September 30, 2009	16,520 56,398
Burnaby, B.C.	Central office	Owned	7,869
Calgary, Alberta	Central office	Leases expire on June 10, 2010 and December 1, 2014	38,734
	Equipment housing	Lease expires on September 10, 2010	12,008
Edmonton, Alberta	Equipment housing	Lease expires on November 30, 2014	12,738
Winnipeg, Manitoba	Central office	Lease expires on February 15, 2028	13,224
Montreal, Quebec	Central office	Leases expire on February 28, 2015 and January 31, 2015	35,754
St. John’s Newfoundland	Central office	Owned	15,000

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

     We are Canada’s largest, independent facilities-based telecommunications company, providing high speed data, Internet, application and voice services to over 14,500 customers across Canada. We provide services in 17 major Canadian markets over our owned fibre-optic network, which spans over 400,000 fibre-kilometres.

     We began providing data services in 1996 in Vancouver, British Columbia, with fewer than 40 employees and limited capital funding. We balanced our growth strategies and financial resources by using conduit access agreements with utility companies to begin building our network. In 2000, with a new management team and a sound business strategy, we raised approximately $2 billion to fund our national expansion and hired 800 employees to carry it out. Capital raised was used to fund the build-out and expansion of our national network and to acquire the operations of Shaw FiberLink, Videon Fiberlink, Cable Atlantic and C1.

     In 2001 we raised approximately $166 million in additional capital and financing to fund our continued growth. Subsequent to the September 30, 2001, we were able to revise our bank and vendor covenants to reflect our current business plan.

     We have expanded our business plan to include 17 markets coast to coast. Our significant revenue growth in 2001 was driven by the sale of high-margin on-net services on our national network. For the year ended September 30, 2001, we generated $209 million of revenue, which represents a 185% increase over the prior year. The combination of our network build-out, our emphasis on selling on-net services and operational efficiencies has resulted in a $64 million or an 11% increase in our gross margin.

     Our strategy is to improve our profitability by leveraging our existing infrastructure and further penetrating the Canadian markets that we currently serve.

     A key element of our strategy is to own and control our network. This enables us to control the services provided to our customers from end to end, provide a higher degree of network reliability and earn higher profit margins. We provide services over this network in conjunction with an integrated back office that allows us to provide our customers with one contact and one bill.

     Funding

     We have a strategic edge over many other rapidly growing companies, which are limited by a lack of access to capital. In May 2001, we raised $105 million in new equity with the issuance of 10 million Class B non-voting shares, priced at $10.50 per share. In June 2001, we drew an additional $77 million on our senior bank facility. In August and September 2001, we unwound or monetized certain of our cross currency interest-rate swaps to receive cash proceeds of $61 million. Subsequent to year-end, we received additional cash proceeds of $20 million from additional swap monetizations.

     Given our fundraising activities in 2000 and 2001, we have approximately $661 million in funding available to execute our business plan as at September 30, 2001. Our funding consists of $349 million in cash, $269 million in available vendor financing and $43 million in available senior bank financing.

     We were in compliance with all of our debt covenants as at September 30, 2001. In November 2001, we announced that we had successfully revised the financial covenants for each of our vendor facilities and our senior bank facility to match our current business plan.

     Significant growth

     We have shown significant growth in three areas – revenue, network and customers.

     Revenue

     We have been providing Internet, high-speed data and voice services in all five of our initial markets of Toronto, Vancouver, Calgary, Montreal and Edmonton since February 2000. Since then, through organic growth and a series of acquisitions, we have expanded the reach of our fibre network to include additional 12 markets beyond our original targeted network. These new metropolitan markets include Victoria, Winnipeg, London, Hamilton, Kitchener/Waterloo, Ottawa, Quebec City, Fredericton, Moncton, Halifax St. John’s, New Brunswick, and St. John’s, Newfoundland. As of September 30, 2001, we serve all 17 of these markets.

     During the year ended September 30, 2001, revenue from operations grew 185% mainly as a result of our own market penetration and, to a degree, from acquisition. Our sales force grew from 264 to 338 professionals. Over 80% of our sales professionals are focused on selling into the $13 billion small and medium-sized enterprise (SME) Canadian business market.

     Network

     During the year ended September 30, 2001, our network more than doubled, growing from 190,583 fibre-kilometres to 401,613 fibre-kilometres. A total of 588 on-net buildings were added to the network, bringing the total to 2,157 as at September 30, 2001. Excluding acquisitions, gross property plant and equipment (PP&E) increased by $431 million in fiscal 2001 to total $1.4 billion at September 30, 2001. This additional PP&E is evident in our expanded fibre-optic network in metropolitan areas across the country. We ended the year with 80 incumbent local exchange carrier collocations, having added 72 during the year to further expand our addressable market. Collocation sites enable us to provide our full suite of telecommunication services to business customers in locations where the economics of building out our fibre-optic network is not currently practical.

     We installed our first Lucent 5ESS voice switch in Vancouver in 1998. We installed voice switches in Toronto and Calgary in December 1999 and in Montreal in January 2000. Through the acquisition of Cable Atlantic and C1, we acquired a Nortel class 5 switch in St. John’s, Newfoundland and a Lucent switch in Halifax, respectively. As at September 30, 2001, we have 5 Lucent or Nortel class 5 switches.

     During 2001, we took delivery of dark fibre with a carrying value of $71 million pursuant to a prepaid indefeasible right to use arrangement made in the acquisition of Shaw FiberLink in 2000.

     In June 2001, we revised our fibre purchase agreement with 360networks inc. and received dark fibres for $58 million and the indefeasible right to use dark fibres for $7 million. A $32 million deposit paid in March 2000 was applied against the total purchase price of $65 million. In addition we paid $13 million for metropolitan ducts primarily in Toronto to expand our growing local service business. During 2001, we accepted fibre-optic wavelengths at a cost of $68 million under a long-term lease arrangement across diverse routes in Canada and the United States.

     In April 2001, we purchased from C1 all the property and assets used in its Atlantic Canada competitive local exchange carrier business. The acquisition of C1 gave us 44,400 fibre-kilometres, 116 on-net buildings, customers and employees in Nova Scotia and New Brunswick. The purchase consideration of $46 million was allocated to property, plant and equipment and consisted of $5 million in cash, 2,372,000 class B non-voting shares and the assumption of $22 million of long-term obligations of C1.

     Customers

     Our customer base grew by 175% to over 14,500 customers during 2001, as we were able to penetrate deeper into existing markets and buildings while adding new customers through the expansion of our network. We are currently focused on selling to two different types of Canadian business customers: commercial customers that typically buy bundled data, Internet, application and voice services; and carrier customers that generally buy private line services. In 2001, our commercial business initiatives were mainly focused on the small and medium-sized enterprises market segment. With the completion of our national network in 2001, we have increased our focus on major and national accounts.

Operating Data

     The table below provides selected key operating data:

	Group Telecom

	At September 30,	At September 30,	At September 30,
	1999	2000	2001

Operating data:
Route kilometers	46	9,545	25,748	(1)
Fibre kilometers	16,595	190,583	401,613	(2)
Number of Lucent and Nortel class 5 switches	1	5	6
Number of buildings connected	40	1,569	2,157
Number of employees	168	987	1,247

(1)	Equivalent to approximately 16,093 route miles. Route miles equals the number of miles of the telecommunications path in which we own or lease installed fibre-optic cable.

(2)	Equivalent to approximately 251,008 fibre miles. Fibre miles equals the number of miles installed along a telecommunications path multiplied by the number of fibres along the path.

Group Telecom Results of Operations

     Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, which differs in some respects from United States generally accepted accounting principles. The principal differences are summarized in note 20 to our financial statements.

Year Ended September 30, 2001 compared to Year Ended September 30, 2000

     Revenue. We generate most of our revenue by providing data and voice services over our local network to end-user customers and charging access fees to long distance providers who make use of our local network for their voice and data transmissions. Our major sources of revenue are:

•	monthly access and usage fees;

•	telecommunications service fees which we earn by connecting our customers to our network;

•	sales of our data, Internet application and voice services to customers; and

•	installation of our customers’ equipment at our site to connect them directly to our network.

     We also earn one-time charges for installation and activation of services, resale of equipment to our customers and the installation of such equipment, as well as, sale of dark fibre of other telecommunication providers.

     Total revenue increased by 185% during the year, to $209 million in fiscal year 2001 from $73 million in fiscal year 2000. Network expansion during 2001 allowed us to focus on selling on-net products and services which contributed to this increase. During fiscal year 2001, we grew revenue by a quarterly compound growth rate of 18%. In the fourth quarter of 2001, we sold $5 million of excess dark fibre.

     In fiscal 2001, data revenue accounted for 76% of our total revenue, while voice revenue totaled 19%, applications 2% and dark fibre 3%. Provisioned data ports and private lines, measured in 10 megabit and DS1 equivalents, respectively, grew from 5,206 in fiscal year 2000 to 11,554 in fiscal year 2001 and from 38,879 in fiscal year 2000 to 65,712 in fiscal year 2001, respectively. We grew our data revenue year-over-year by 155%, mainly by providing Internet gateway and LAN/WAN extension services, as well as voice and application services, in bundled product offerings to meet each client’s requirements.

     Voice revenue, including long distance, accounted for 19% of total revenue for the year and grew 291% year over year. Provisioned access lines for the year, which are measured in DS0 equivalents, grew from 36,516 in fiscal year 2000 to 89,744 in fiscal year 2001. In addition, the percentage of on-net access lines increased from 62% as at September 30, 2000 to 80%, as at September 30, 2001. This significant increase contributed to an improvement in our gross margin as described below.

     Cost of Sales and Services. Our cost of sales and services consists of network operating costs, which include:

•	the costs to monitor and repair our network;

•	termination and unbundled network element charges;

•	charges from long distance carriers for resale of long distance services;

•	charges for our redundant connection to the Internet;

•	leased fibre costs;

•	building access fees and municipal access fees paid to civic authorities and others for use of rights of way; and

•	cost of equipment purchased for resale or cost to build dark fibre.

     Cost of sales and services increased 140% to $123 million in fiscal year 2001 from $51 million in fiscal year 2000. This rate of growth is consistent with our sequential revenue growth and reflects the cost savings realized by eliminating leased facilities, reducing our long distance and Internet access costs and generating on-net revenue. We expect these charges to decrease as a percentage of revenue in the future as we continue to leverage our network and sell more on-net services.

     Gross Margin. We realized the benefits of the our network expansion, as our gross profit increased 292% to $86 million in fiscal year 2001 from $22 million in fiscal year 2000. For the year ended September 30, 2001, we improved our overall gross margin from 11.2% to 41.1%. We expect to demonstrate continued improvement in our gross margin in the coming year.

     Selling, General and Administrative Expense. Our selling, general and administrative expense consist primarily of:

•	compensation to sales representatives, administrative, marketing, financial and executive personnel;

•	promotions;

•	advertising, travel and entertainment costs;

•	corporate administration costs;

•	legal, accounting and other professional fees;

•	office related expenses; and

•	bad debts.

     Selling, general and administrative (SG&A) expense decreased as a percentage of sales from 138% in fiscal year 2000 to 84% in fiscal year 2001. SG&A expense increased $75 million to $176 million in fiscal year 2001, which represents an increase of 75% over the prior year. The number of our employees increased from 987 as at September 30, 2000, to 1,247 as at September 30, 2001

     Depreciation and Amortization. Depreciation and amortization expense increased to $110 million in fiscal year 2001, from $43 million in fiscal year 2000 primarily because of depreciation for a complete year of significant assets acquired in fiscal year 2000 and continued increase in property, plant and equipment from the deployment of our network.

     Interest and Finance Items. We earned interest income of $18 million for the year ended September 30, 2001, compared with interest income of $22 million in fiscal year 2000. The $4 million decline in interest income relates to a decrease in the amount of cash invested in short-term investments, as funds have been used to expand our network and to fund operations.

     Interest expense in fiscal year 2001 increased compared with the prior year by $74 million. Of our available financing, we have utilized $179 million of our secured bank financing and $356 million of our vendor financing, representing increases of $78 million and $170 million, respectively, over fiscal year 2000. In addition, $825 million of senior discount notes are also outstanding on an accreted basis as at September 30, 2001. The senior discount notes incur interest at an effective rate of 14.9% while the bank financing and vendor facilities bear interest at a floating rate plus a margin ranging from 2 to 4.5%. As we selectively continue our network expansion in 2002, we expect to utilize our available financing and incur additional interest charges.

     A net foreign exchange gain of $11 million was incurred for the year ended September 30, 2001 because of our significant U.S. dollar cash position and the devaluation of the Canadian dollar against the US dollar. Foreign exchange gains and losses associated with U.S. dollar denominated long-term debt are deferred and amortized over the life of the financing arrangement. We remain fully hedged on the U.S. foreign exchange rate and interest-rate exposure of our senior discount notes.

     Effective October 1, 2001, we will adopt early the revised recommendations of Canadian Institute Chartered Accountants Handbook section 1650 “Foreign Currency Translation” which requires the immediate recognition in income of unrealized foreign currency exchange gains and losses on long-term monetary items. Accordingly, our reported net loss for the year ended September 30, 2001 will be increased by $4 million.

     Taxes. We have not generated any taxable income to date and therefore have not accrued any income tax expense.

     Net Loss. We incurred a net loss for the year ended September 30, 2001, of $379 million, compared to a loss of $138 million for the year ended September 30, 2000. The net loss for the 2001 fiscal year includes a $41 million loss realized on the sale of our long-term investment in 360networks inc.

     EBITDA and cash flow from operations.

     For the year ended September 2001, we experienced a negative EBITDA (earnings before income tax, depreciation and amortization) of $90 million, representing an $11 million increase over the previous fiscal year’s EBITDA loss of $79 million. Cash flows used in operating activities were $115 million in the year ended September 30, 2001, and $57 million in the year ended September 30, 2000.

     EBITDA is a financial measure commonly used in the telecommunications and other industries and is presented to assist in understanding our operating results. Compared to our loss for the period determined in accordance by generally accepted accounting principles, EBITDA excludes depreciation and amortization, interest and financing charges, and provision for income taxes. EBITDA is not intended to represent results of our operations or our cash flow results in accordance with generally accepted accounting principles.

Year Ended September 30, 2000 compared to Year Ended September 30, 1999

     Revenue. Revenue for the year ended September 30, 2000 increased $70 million, or 2,608%, to $73 million compared to $3 million for the year ended September 30, 1999, due to the addition of new customers and new services and inclusion of the customer base we acquired from Shaw Fiberlink, Moffat Communications and Cable Atlantic.

     In fiscal 2000, data revenue accounted for 84.5% of our total revenue, while voice accounted for 14.5% and applications for 1%. Data ports and private lines provisioned grew from 134 in the first quarter to 5,206 in the fourth quarter and from 259 to 38,879, respectively. Growth in our data revenue was achieved by providing Internet gateway and LAN/WAN extension services, as well as voice and application services, in bundled product offerings to meet each client’s requirements.

     Voice revenue increased during the year, as a result of provisioned access lines growing from 7,357 in the first quarter to 36,516 in the fourth quarter. In addition, the percentage of on-net access lines dramatically increased from fewer than 5% as at September 30, 1999 to 62% as at September 30, 2000 contributing to an improvement in our gross margin as described below.

     Cost of Sales and Services. Cost of sales and services for the year ended September 30, 2000 increased $49 million, or 2,739%, to $51 million compared to $2 million for the year ended September 30, 1999. The increase was due to a corresponding increase in revenue. For the year ended September 30, 2000, we achieved a gross margin level of 30%.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $91 million, or 888%, to $101 million for the year ended September 30, 2000 compared to $10 million for the year ended September 30, 1999. During the year ended September 30, 2000, we undertook a significant national expansion, implemented back office and operational support systems, and hired over 800 employees to execute these directives. Accordingly, the majority of our selling, general and administrative expenses relate to compensation, advertising, facility and travel costs incurred.

     Depreciation and Amortization. Amortization for the year ended September 30, 2000 increased $42 million, or 4,948%, to $43 million compared to $1 million for the year ended September 30, 1999 due to an increase in property, plant and equipment resulting from our acquisitions and the deployment of our network.

     Interest and Finance Items. Interest income resulted from investment of cash reserves from debt and equity offerings. Interest income for the year ended September 30, 2000 was $22 million compared to $1 million for the year ended September 30, 1999.

     Interest expense resulted from interest and financing charges related to our long-term debt. Interest expense for the year ended September 30, 2000 was $86 million compared to $1 million for the year ended September 30, 1999. Of our available financing, we have utilized $100 million of secured bank financing and $185.4 million of vendor financing. In addition, $663 million of senior discount notes are also outstanding. The senior discount notes incur interest at an effective rate of 14.93% while the bank financing has been structured as floating interest rate debt with the interest rate fixed in six-month intervals using bankers acceptances and term loans. The vendor facilities bear interest at a floating rate plus a margin ranging from 2 to 4.25%. As we continue our network expansion in 2001, our interest expense is expected to increase as we incur interest on the current utilization of our financing for a full year and incur additional interest charges through drawing down future amounts of our available financing.

     A net foreign exchange gain of $9 million was incurred for the year ended September 30, 2000 due to our significant U.S. dollar cash position and the devaluation of the Canadian dollar.

     Taxes. We have not generated any taxable income to date and therefore have not accrued any income tax expense. In the year ended September 30, 2000, a net recovery of $38 million of future income taxes was recorded in order to recognize the tax benefit from operating loss carryforwards to the extent of existing temporary differences arising from the Shaw FiberLink and Cable Atlantic acquisitions.

     Net Loss. As a result of the above, the net loss for the year ended September 30, 2000 was

$138 million compared to $10 million for the year ended September 30, 1999, representing an increase of 1,284%.

     EBITDA and cash flow from operations. For the year ended September 30, 2000, we experienced a negative EBITDA of $79 million, representing a significant increase over the previous year negative EBITDA of $9 million as a result of our expansion strategies. Cash flow used in operating activities were $57 million in the year ended September 30, 2000 and $8 million in the year ended September 30, 1999.

Liquidity and Capital Resources

     We have incurred significant operating costs and net losses and expects that such losses will continue as we develop our network, fund our operations and grow our customer base. Accordingly, we will utilize existing cash reserves and financing arrangements to fund these planned shortfalls.

     Cash Flow from Operating Activities. Cash used in operating activities for the year ended September 30, 2001, was $115 million. This use of cash was driven by our net loss of $379 million and offset by an increase in items not affecting cash, such as depreciation and amortization, non-cash interest expense and loss on sale of long-term investment.

     Financing Activities. Financing activities, including a secondary offering of our class B shares, monetization of certain cross currency interest-rate swap positions and the draw down on our bank facility, resulted in an increase of $242 million in cash for the year. However, after considering operating and investing activities in fiscal year 2001, net cash for the year decreased by $94 million, compared with an increase of $384 million in fiscal year 2000.

     Capital Expenditures. During the year ended September 30, 2001, expansion of our national fibre-optic network was driven by the organic build-out of our network and through acquisition. These expenditures resulted in cash outflows of $216 million and $5 million, respectively. As part of the Shaw FiberLink and Videon Fiberlink acquisitions in fiscal year 2000, we made prepayments of $231 million to receive indefeasible rights to use fibres to be constructed over the next three years. As at September 30, 2001, we had received the rights to use $98 million of newly constructed fibres under these arrangements. In fiscal year 2001, we built out the majority of the network that we require to be successful in 2002 and beyond.

     Liquidity. As at September 30, 2001, we had current assets of $431 million, including cash and cash equivalents of $349 million, which exceeded current liabilities of $156 million, providing a working capital surplus of $275 million. The working capital surplus is primarily a result of raising $105 million of new capital, drawing $77 million of senior bank facility and realizing $61 million from the monetization of cross currency interest rates swaps during fiscal year 2001. Upon monetizing or unwinding our cross currency interest rate swaps, we entered into new arrangements to fully hedge our foreign exchange rate and our interest-rate risks on our senior discount notes.

     As of September 30, 2001, we had approximately $1,457 million of long-term debt outstanding. In addition, we could incur an additional $312 million under our senior bank debt and our vendor facilities with Cisco and Lucent, assuming we could incur debt in compliance with covenants set forth in these facilities.

     We are not required to begin repaying the principal on our senior secured debt facilities until 2003. Currently, we are committed to capital lease payments, including our wavelength network obligations, of $20 million annually. Interest on the senior discount notes is deferred until 2005 with payment of the deferred interest and principal due in 2010. After 2005, interest on the senior discount notes is payable semi-annually. The term portion of the senior bank facility is repayable in annual increments ranging from 5% to 10% between 2003 and 2005, 20% in 2006, with a final repayment of 55.1% of the principal in 2007. The vendor facilities are with two of the world’s leading telecommunication equipment suppliers. One requires quarterly principal instalments of 1.25% beginning in 2003, with 75% of the principal due in 2008, the other requires annual instalments ranging from 5% to 20% between 2003 and 2006, with final repayments of 55% in 2007. These repayment terms provide us with the flexibility to focus on the growth of our business that will generate the funds to service our long-term debt.

     We have available approximately $661 million in liquidity to execute our business plan, consisting of $349 million cash, $269 million in available vendor financing and $43 million in available senior bank financing, as at September 30, 2001. At September 30, 2001, we held $252 million of our cash and cash equivalents in Canadian funds and $62 million in U.S. funds ($97 million expressed in Canadian funds).

     Credit rating. Standard and Poors affirmed, in August 2001, our single-B corporate credit and single-B-minus senior unsecured debt ratings. It also revised its outlook on our senior unsecured debt rating from stable to negative, given the potential for a higher than anticipated use of secured debt in our capital structure.

     Risks and uncertainties

     The funding of our current business plan is dependent upon our ability to meet budgeted targets and effectively managing our cash resources. If we are unable to execute our business plan to achieve these objectives because of controllable or non-controllable factors, we may fully utilize current funding arrangements and may require additional financing to meet our obligations.

     The telecommunications industry is capital-intensive and subject to rapid and significant changes in technology. We rely on outside vendors for development of and access to new technology. The effect of technological changes on our business cannot be predicted. We believe our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands. We believe that our existing cash resources and financing will provide adequate funding to further expand our network. There can be no assurance that the amount of funds actually required for this expansion will not exceed our currently anticipated expenditures.

     If additional funding is required, there can be no assurance, however, that market conditions or the terms of our existing or future indebtedness will permit us to raise sufficient additional capital or enter other financing arrangements to meet our needs when required or on terms acceptable to us. If our vendors fail to deliver appropriate new technology, we may lose customers and market share, which could harm our business and operating results.

     Our revenue is generated primarily in Canadian dollars, while substantial amounts of our current and future liabilities, including interest and principal obligations on our long-term debt, are and will be payable in U.S. dollars. As at September 30, 2001, we had entered into certain cross currency interest-rate swaps to hedge approximately 73% of our outstanding U.S. dollar denominated debt. Based on our September 30, 2001 balances, a 1 percent change in the foreign currency exchange rate between the Canadian and U.S. dollar would have an impact of $3 million on the unhedged portion of our long-term debt. Any substantial increase in the U.S. dollar relative to the Canadian dollar could affect our results of operations and our ability to meet our future payment obligations on our debt.

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

Name	Position	Age

RONALD D. ROGERS Calgary, Alberta	Director	57
MICHAEL D’AVELLA(3) Calgary, Alberta	Director	43
GEORGE ESTEY Toronto, Ontario	Director	45
ROBERT R. GHEEWALLA(1)(3) New York, New York	Director	34
LEO J. HINDERY(1) Hillsborough, California	Chairman and Director	54
P. KENNETH KILGOUR(1)(2) Toronto, Ontario	Director	42
JAMES M. MANSOUR(1)(2) Austin, Texas	Director and Chair of Executive Committee	42
JAMES G. MATKIN(2)(3) Vancouver, British Columbia	Director	59
DANIEL R. MILLIARD(1) Toronto, Ontario	Chief Executive Officer and Director	54
JIM SHAW(1) Calgary, Alberta	Director	44
JOZEF STRAUS Ottawa, Ontario	Director	55
STEPHEN H. SHOEMAKER Toronto, Ontario	Executive Vice-President and Chief Financial Officer	41
ERIC A. DEMIRIAN Toronto, Ontario	Executive Vice-President, Corporate Development	43
ROBERT WATSON Toronto, Ontario	Executive Vice-President, Carrier Services	53

Name	Position	Age

TAL BEVAN Toronto, Ontario	President, Business Operations	44
ROBERT M. FABES Toronto, Ontario	Senior Vice-President, General Counsel and Corporate Secretary	40
ANDREW J. CSINGER Toronto, Ontario	Senior Vice-President, Systems Services	38
STEVEN L. KOLES Toronto, Ontario	Senior Vice-President, Marketing	31
C. WILLIAM RAINEY Toronto, Ontario	Senior Vice-President, Sales	48

(1)	Member of Executive Committee

(2)	Member of Audit Committee

(3)	Member of Compensation Committee

     James G. Matkin Mr. Matkin is the chief executive officer of the Law Society of British Columbia. With over 9,000 members, the Law Society is the governing body for the British Columbia legal profession. Mr. Matkin has extensive experience in law, government and business. He is a public policy practitioner and a Harvard Law School graduate who began his legal career on Wall Street in New York City before clerking with Mr. Justice Martland of the Supreme Court of Canada. A former director of the Bank of Canada, Mr. Matkin currently serves on the boards of several public and private organizations, including the Provincial Chair of the Council for Canadian Unity. As president of the Business Council of British Columbia for 10 years (1983-93), Mr. Matkin has represented more than 150 of the largest companies in Canada in their business-government relations.

     James M. Mansour Mr. Mansour has been a director since April 1998. Mr. Mansour is former President and owner of National Telecommunications of Florida, a long distance carrier providing voice and data telecommunications services to businesses in 32 states which he sold in 1998 to Inter Media Communications, Inc. Prior to that time, Mr. Mansour founded and ran National Telecommunications of Austin, one of the largest regional long distance carriers in the United States, which he sold to WorldCom in March of 1991. In addition, Mr. Mansour currently serves on the Board of Netpliance, a company providing high-speed Internet access services. Mr. Mansour holds a Juris Doctorate degree from Tulane Law School and is a certified public accountant. He currently serves as Chairman and CEO of Clearwire Technologies, which is a Goldman Sachs funded portfolio company and a leader in the fixed wireless MMDS market place.

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

     Jozef Straus Mr. Straus has been a director since February 2002. Mr. Straus co-founded JDS FITEL in 1981 and served as its President and Chief Executive Officer since 1993, leading the company through its initial public offering in 1996 and its merger with Uniphase Corporation in 1999. Following the merger, Dr. Straus became Co-chairman, President, and Chief Operating Officer of the newly formed company, JDS Uniphase. Dr. Straus was appointed Chief Executive Officer in May 2000. Prior to his involvement with JDS FITEL, Dr. Straus held various research and management positions with Bell Northern Research and Nortel. After emigrating from Czechoslovakia in 1968, Dr. Straus completed undergraduate and graduate studies in Physics at the University of Alberta in 1969 and 1974 respectively. Dr. Straus has numerous patents, publications, and invited presentations to his credit, including an engagement as a guest lecturer at MIT’s Sloan School of Business. He holds an Honorary Doctorate from the University of Alberta and recently received the 2001 Engineering Management Award from the University of Southern California. Dr. Straus was also a recipient of the 1999 CATAAlliance Innovation and Leadership Award for Private Sector Leadership.

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

     Tal Bevan Mr. Bevan has been our executive vice-president, business operations since February 4, 2002. Prior to joining us, he served as president of the Canadian operations of WorldCom since January 2000. Mr. Bevan’s previous position at WorldCom was vice president of sales and marketing. Prior to joining WorldCom, Mr. Bevan was at Lucent Technologies, Octel Messaging Division for almost nine years where he held a variety of positions, including national director of Canadian sales and director of marketing. Mr. Bevan is an honours graduate of York University in Toronto and a long-time volunteer for the Ontario Special Olympics organization.

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

     Steven L. Koles Mr. Koles joined us in May 1999. Prior to joining us, Mr. Koles held several management positions at TELUS, most recently as assistant vice president of internetworking services, where he focused on national expansion strategies. He was also one of the founding team members of TELUS Advanced Communications — an enhanced data communications and business Internet applications service provider. Mr. Koles also serves on the boards of the Canadian Association of Internet Providers, CA*net’s advisory committee and Netera Alliance’s board and executive committee. Mr. Koles has a Bachelor of Commerce from the University of Alberta and has completed the Executive Management Program at the University of Western Ontario.

     C. William Rainey Mr. Rainey joined us in May, 1999. Mr. Rainey has over 20 years of sales and marketing experience in the high tech, finance and telecommunications industries. After receiving a Bachelor of Science degree from the University of Alberta he joined Xerox Canada and held numerous sales, marketing, education and consulting management positions over 10 years. During his 5 years with Royal Trust he led the sales and marketing efforts for investments and lending in Western Canada for 3 years and then spent 2 years in the Toronto head office in senior sales and marketing management positions. Mr. Rainey left TELUS’ data company, TELUS Advanced Communications, as Assistant Vice President after 6 years with TELUS. During his tenure at TELUS he completed the Executive Management Program at Queens University.

     Ronald D. Rogers Mr. Rogers is the Senior Vice President and Chief Financial Officer of Shaw Communications Inc. Mr. Rogers joined Shaw Communications in November 1995. He has held senior financial and operating positions with both public and private sector organizations and has extensive domestic and international experience in finance, operations and mergers and acquisitions. Mr. Rogers joined us as a director in February 2001.

     Michael D’Avella Mr. D’Avella joined us as a director in February 2000. Mr. D’Avella is the senior vice president of planning for Shaw Communications and has served in this position since 1991. He has previously held senior positions with the Canadian Cable Television Association and business development positions with Telesat Canada. Mr. D’Avella is also a director of Terayon Communications Systems Inc. (a provider of broadband access systems) and Canadian Satellite Communications (Cancom). Mr. D’Avella is a graduate of the University of Toronto with a B.A. in economics and planning.

     George Estey Mr. Estey joined us as a director in February 2000. Mr. Estey is the Chairman of Goldman Sachs Canada. Prior to this, he was involved in various roles within Goldman, Sachs

& Co.’s Investment Banking Division since joining the firm in 1987. Mr. Estey was also a consultant with McKinsey & Co. Mr. Estey holds an MBA from the Harvard Graduate School of Business Administration and a B.Sc. from the University of New Brunswick.

     Leo J. Hindery, Jr. Mr. Hindery has been a director since March 23, 2000 and Chairman since September 18, 2001. Mr. Hindery is currently chairman and chief executive officer of GlobalCenter Inc., the Internet commerce services subsidiary of Global Crossing (from March 2000 until October 2000, he was also, on an interim basis, chief executive officer of Global Crossing Ltd.). Prior to joining Global Crossing and GlobalCenter, Mr. Hindery was president and chief executive officer of AT&T Broadband & Internet Services and president and chief executive officer of its predecessor company, Tele-Communications, Inc. (TCI). From 1988 to 1997, Mr. Hindery was the founder and managing general partner of InterMedia Partners, the ninth largest multiple cable system operator in the United States. Prior to this, Mr. Hindery was chief officer for planning and finance of The Chronicle Publishing Company, and chief financial officer and managing director of Becker Paribas, Inc. Mr. Hindery holds an MBA from Stanford University and an honors degree from Seattle University and is a member of the Stanford Business School Advisory Council. He is a director of Tanning Technology Corp., TD Waterhouse Group, Inc. Telocity, Inc. and Vertical Net, Inc.

     P.     Kenneth Kilgour Mr. Kilgour has been a director since May 1999. Mr. Kilgour is managing director and head of CIBC Capital Partners. Prior to joining CIBC Capital Partners in 1989, Mr. Kilgour was senior manager, corporate finance of Canadian Imperial Bank of Commerce, which he joined in 1982. Mr. Kilgour holds an MBA from the University of Toronto and a B.Sc. (Applied Science) from Queen’s University.

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

Corporate Governance and Standstill Agreement. Pursuant to a Corporate Governance and Standstill Agreement made August 31, 2001 among Shaw Communications Inc., funds related to the Goldman Sachs Group, Inc., and CIBC Capital Partners (representing approximately 72.56% of the class A voting shares), each of the parties agreed to supplement certain rights contained in a Shareholders Agreement dated February 16, 2000 regarding the composition of our Board and agreed to new terms regarding the acquisition of additional class A voting shares and class B non-voting shares. With respect to the composition of the Board, the parties agreed that they would cause the Board to be composed of three Shaw designees, three Goldman designees and one CIBC designee and that the four other directors, to be independent of such parties, will be agreed to by those three parties. Absent such agreement, Shaw will select two individuals to be nominated and Goldman and CIBC together with select two individuals to be nominated. At least one of the Goldman designees and one of the Shaw designees will be a person with experience in, or familiarity with, the telecommunications industry and neither of such designees nor the four other directors will be employed by, nor be a director of, the nominating shareholders. Shaw and Goldman will determine the Chairman of the Board and should they be unable to decide, CIBC will make such determination.

B.     Compensation

     We paid the following compensation during the year ended September 30, 2001 to our executive officers:

Name and Principal	Year	Annual Compensation			Long Term	All Other
Occupation					Compensation	Compensation ($)
		Salary ($)	Bonus ($)	Other Annual	Awards
				Compensation ($)
					Securities Under
					Options/SARs
					Granted

Daniel R. Milliard Chief Executive Officer and Director	2001	458,753	994,455	—	175,000 Class A	—

Robert G. Wolfe(1) President, Chief Operating Officer and Director	2001	309,049	678,755	141,490.58(2)	100,000 Class A	—

Stephen H. Shoemaker Executive Vice-President and Chief Financial Officer	2001	250,000	328,125	82,485.48(2)	70,000 Class A	—

Eric A. Demirian Executive Vice- President, Corporate Development	2001	234,000	307,125	8,560(3)	70,000 Class A	—

Name and Principal	Year	Annual Compensation			Long Term	All Other
Occupation					Compensation	Compensation ($)
		Salary ($)	Bonus ($)	Other Annual	Awards
				Compensation ($)
					Securities Under
					Options/SARs
					Granted

Robert Watson Executive Vice- President, Carrier/Customer Operations, Chief Quality Officer	2001	234,000	219,375	—	50,000 Class A	—

Michael A. Aymong(4) Executive Vice- President, Marketing and Sales	2001	234,500	—	—	—	—

Robert M. Fabes(5) Senior Vice-President, General Counsel and Corporate Secretary	2001	165,000	79,200	—	30,000 Class A	—

C. William Rainey Senior Vice-President, Commercial Services	2001	165,000	98,175	—	25,000 Class A	—

Steven Koles Senior Vice-President, Marketing	2001	160,000	70,400	—	27,500 Class A	—

Andrew Csinger Senior Vice-President, Systems Services	2001	150,000	48,000	—	20,000 Class A	—

Ashok Bhatt(10) Senior Vice-President, Engineering	2001	171,744	51,900	—	18,800 Class A	—

Debbie Toole Chief People Officer	2001	110,592	37,543	—	9,500 Class A	—

Paul Hatcher Vice-President, General Manager – Atlantic Region	2001	145,000	83,000	—	19,100 Class A	—

Bob Warburton Vice-President, General Manager – Central Region	2001	157,500	80,325	—	17,000 Class A	—

Don Potts Vice-President, General Manager – Carrier/Fiberlink	2001	125,000	5,000	119,565(6)	15,000 Class A	—

Mike Kurtz Vice-President, General Manager – Western Region	2001	153,000	—	—	16,000 Class A	—

Jim McLean(7) Vice-President, General Manager – Pacific Region	2001	125,000	34,375	—	—	68,550(8)

Alex Kroon(9) Vice-President, Customer Service	2001	150,000	35,000	—	—	5,687.40(8)

(1)	Resigned effective December 31, 2001.

(2)	Remuneration re tax equalization

(3)	Represents imputed interest of $8,560 accrued, at the prescribed interest rate of the Canada, Customs and Revenue Agency, on a loan for an aggregate amount of $190,000 to Eric A. Demirian

(4)	Resigned effective April 12, 2001.

(5)	Resigned effective January 25, 2002

(6)	Commission paid

(7)	Terminated effective July 4, 2001

(8)	Represents severance payment

(9)	Resigned effective July 31, 2001

(10)	Resigned effective January 25, 2002

Executive Compensation

     At September 30, 2001, we had nineteen executive officers. At September 30, 2001, aggregate cash compensation of $2,582,504 was paid to our executive officers who were members of our board of directors, and $2,910,496 was paid to our other executive officers, including salaries, bonuses and other amounts paid by us. Under our arrangements with our directors and executive officers we have no obligations in respect of pension, retirement or similar benefits.

Equity Incentive Plan

     Our board of directors approved our employees’ and directors’ equity incentive plan effective as of September 1999. The equity incentive plan applies to our (and our affiliates) directors and employees who, in the judgment of our board of directors, will be largely responsible for our future growth and success. The equity incentive plan was approved by our shareholders in March 2000.

     The equity incentive plan is administered by our board of directors. Options can be exercised for our class A voting shares or our class B non-voting shares. The exercise price for any option granted under the equity incentive plan may not be less than 100% of the weighted average price of our class A voting shares on the Toronto Stock Exchange, or the class B non-voting shares on the Toronto Stock Exchange or Nasdaq National Market, as the case may be, for the preceding four days of trading and the day of trading, being the day the determination of exercise price is required to be made. Options are exercisable during a period established at the time of their grant provided that such period will expire no later than 10 years after the date of grant, subject to early termination of the option in the event the holder of the option dies or ceases to be a director or employee. No single participant, together with his or her associates, may be granted options which could result in the cumulative issuance to such persons of options to acquire our shares exceeding 5% of our shares outstanding immediately prior to the grant under the equity incentive plan. The number of our shares reserved for issuance pursuant to options granted to persons beneficially holding, together with their associates, in excess of 10% of our shares must not exceed 10% of our shares outstanding immediately prior to the grant under the equity incentive plan.

     We do not have any plans providing for pension, retirement or similar benefits. The compensation committee of our board has the discretion to approve bonus payments to all employees, including executive officers.

Remuneration of Directors

     We currently have 11 directors. No compensation is paid to directors in their capacity as such. We grant share options to our directors and reimburse them for their out of pocket expenses with respect to attendance at board meetings. We maintain $25,000,000 in directors’ and officers’ liability insurance.

     Commencing in the fiscal year 2002, we will pay each director the sum of $50,000 per annum, in cash or stock at our option, for serving as a director on the Board. We will also reimburse each director for any out-of-pocket expenses incurred with their attendance at board meetings.

Options

     At January 31, 2002, our directors and executive officers held the following options to purchase a total of 2,810,197 class A voting shares and a total of 1,885,000 class B non-voting shares:

						Total Number
	Number			Exercise		Of Shares
Name and Principal Position	Granted		Date of Grant	Price	Expiry Date	Under Option

Daniel R. Milliard	175,000	(1)	Oct. 4, 2000	19.42	Oct. 4, 2005	350,000
Chief Executive Officer and Director	175,000		Sept. 13, 2001	1.56	Sept. 30, 2006

James G. Matkin	100,000	(1)	Feb. 15, 2000	8.00	Feb. 15, 2005	100,000
Director

Robert G. Wolfe(2)	500,000	(1)	Apr. 1, 1999	1.50	Dec. 31, 2003	950,000
President, Chief Operating	250,000	(1)	Nov. 11, 1999	3.00	Dec. 31, 2003
Officer and Director
	100,000	(1)	Oct. 4, 2000	19.42	Dec. 31, 2003
	100,000		Sept. 13, 2001	1.56	Sept. 30, 2006

Stephen H. Shoemaker	400,000	(1)	Dec. 16, 1999	3.00	Dec. 16, 2004	530,000
Executive Vice President and	60,000	(1)	Oct. 4, 2000	19.42	Oct. 4, 2005
Chief Financial Officer	70,000		Sept. 13, 2001	1.56	Sept. 30, 2006

Eric A. Demirian	400,000		Dec. 16, 1999	3.00	Dec. 16, 2004	510,000
Executive Vice-President,	40,000		Oct. 4, 2000	19.42	Oct. 4, 2005
Corporate Development	70,000		Sept. 13, 2001	1.56	Sept. 30, 2006

Michael A. Aymong(3)	90,000		July 15, 1999	1.50	July 15, 2004	350,000
Executive Vice President,	150,000		Dec. 16, 1999	3.00	Dec. 16, 2004
Sales and Marketing	70,000		Feb. 9, 2000	1.50	Feb. 9, 2005
	40,000		Oct. 4, 2000	19.42	Oct. 4, 2005

Robert Watson	300,000		Feb. 9, 2000	8.00	Feb. 9, 2005	390,000
Executive Vice President	40,000		Oct. 4, 2000	19.42	Oct. 4, 2005
Carrier Services	50,000		Sept. 13, 2001	1.56	Sept. 30, 2006

Robert M. Fabes(4)	15,000		July 15, 1999	1.50	July 15, 2004	150,000
Senior Vice President,	40,000		Dec. 16, 1999	3.00	Dec. 16, 2004
General Counsel and	30,000		Feb. 15, 2000	8.00	Feb. 15, 2005
Corporate Secretary	35,000		Oct. 4, 2000	19.42	Oct. 4, 2005
	30,000		Sept. 13, 2001	1.56	Sept. 30, 2006

Ashok Bhatt(7)	40,000		Feb. 15, 2000	8.00	Feb. 15, 2005	108,800
Senior Vice President,	20,000		Feb. 15, 2000	8.00	Feb. 15, 2005
Engineering	30,000		Oct. 4, 2000	19.42	Oct. 4, 2005
	18,800		Sept. 13, 2001	1.56	Sept. 30, 2006

						Total Number
	Number			Exercise		Of Shares
Name and Principal Position	Granted		Date of Grant	Price	Expiry Date	Under Option

Andrew J. Csinger	95,000		Mar. 9, 1999	1.25	Sep. 30, 2003	165,000
Senior Vice President,	25,000		Dec. 16, 1999	3.00	Dec. 16, 2004
Systems Services	25,000		Oct. 4, 2000	19.42	Oct. 4, 2005
	20,000		Sept. 13, 2001	1.56	Sept. 30, 2006

Steven L. Koles	20,000		July 15, 1999	1.50	July 15, 2004	124,500
Senior Vice President,	25,000		Dec. 16, 1999	3.00	Dec. 16, 2004
Marketing	7,000		Jan. 26, 2000	1.50	Jan. 26, 2005
	15,000		Feb. 15, 2000	8.00	Feb. 15, 2005
	30,000		Oct. 4, 2000	19.42	Oct. 4, 2005
	27,500		Sept. 13, 2001	1.56	Sept. 30, 2006

C. William Rainey	20,000		July 15, 1999	1.50	July 15, 2004	132,000
Senior Vice President,	40,000		Dec. 16, 1999	3.00	Dec. 16, 2004
Sales	7,000		Jan. 26, 2000	1.50	Jan. 26, 2005
	10,000		Feb. 15, 2000	8.00	Feb. 15, 2005
	30,000		Oct. 4, 2000	19.42	Oct. 4, 2005
	25,000		Sept. 13, 2001	1.56	Sept. 30, 2006

George Estey Director	100,000		Feb. 15, 2000	8.00	Feb. 15, 2005	100,000

Leo J. Hindery Director	200,000	(1)	Feb. 15, 2000	8.00	Feb. 15, 2005	200,000

Ken Kilgour Director	100,000		Feb. 15, 2000	8.00	Feb. 15, 2005	100,000

Robert Gheewalla Director	100,000	(1)	Feb. 15, 2000	8.00	Feb. 15, 2005	100,000

Debbie Toole	12,500		Dec. 16, 1999	3.00	Dec. 16, 2004	38,500
Chief People Officer	16,000		Oct. 4, 2000	19.42	Oct. 4, 2005
	9,500		Sept. 13, 2001	1.56	Sept. 30, 2006

Paul Hatcher	40,000		Sept. 29, 2000	24.08	July 21, 2005	59,100
Vice-President, General Manager –	19,100		Sept. 13, 2001	1.56	Sept. 30, 2006
Atlantic Region

Bob Warburton	10,000		Oct. 13, 1999	1.875	Oct. 13, 2004	72,000
Vice-President, General Manager –	15,000		Dec. 16, 1999	3.00	Dec, 16, 2004
Central Region	30,000		Oct. 4, 2000	19.42	Oct. 4, 2005
	17,000		Sept. 13, 2001	1.56	Sept. 30, 2006

Don Potts	8,750		Feb. 16, 2000	8.00	Feb. 16, 2005	38,750
Vice-President, General Manager –	15,000		Oct. 4, 2000	19.42	Oct. 4, 2005
Carrier/Fiberlink	15,000		Sept. 13, 2001	1.56	Sept. 30, 2006

Mike Kurtz	40,000		Sept. 29, 2000	19.92	June 30, 2005	66,000
Vice-President, General Manager –	10,000		Oct. 4, 2000	19.42	Oct. 4, 2005
Western Region	16,000		Sept. 13, 2001	1.56	Sept. 30, 2006

Alex Kroon(5)	8,227		July 15, 1999	1.50		32,191
Vice-President, Customer Service	12,010		Dec. 16, 1999	3.00
	6,116		Feb. 15, 2000	8.00
	5,838		Oct. 4, 2000	19.42

Jim McLean(6)	16,680		Mar. 9, 2000	3.00		28,356
Vice-President, General Manager –	11,676		Oct. 4, 2000	19.42
Pacific Region
					Total:	4,695,197

(1)	These options entitle the holder to purchase class B non-voting shares.

(2)	Resigned effective December 31, 2001.

(3)	Resigned effective April 12, 2001 (4) Resigned effective January 25, 2002.

(5)	Terminated effective July 31, 2001

(6)	Terminated effective July 4, 2001

(7)	Resigned effective January 25, 2002

C.     Board Practices

Committees of the Board of Directors

     Our board of directors has three standing committees: an executive committee, an audit committee and a compensation committee. The executive committee consists of Messrs. Gheewalla, Kilgour, Mansour, Matkin, Milliard, Shaw and Estey, and, as a non-voting observer, Mr. Wolfe (Mr. Wolfe resigned effective December 31, 2001). A majority of the members of the audit committee are persons who are not our officers or employees or any of our affiliates. The audit committee, which consists of Messrs. Mansour, Matkin and Kilgour, selects and engages, on our behalf, the independent public accountants to audit our annual financial statements, and reviews and approves the planned scope of the annual audit. The compensation committee establishes remuneration levels for our senior officers. The compensation committee consists of Messrs. Matkin, D’Avella and Gheewalla.

Employment Agreements

     We have employment agreements or remuneration arrangements with all of our executive officers. Each agreement or arrangement provides for salary, benefits, bonuses and incentive stock option grants for the executive officer, and for compensation if his or her employment is terminated.

D.     Employees

     As of September 30, 2001, we had 1247 employees, of which 451 were sales and marketing, 130 were customer service, 543 were technical (network services), and 123 were administrative and corporate personnel. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified employees. None of our employees is currently represented by a collective bargaining agreement. At September 30, 2000, we had 987 employees and at September 30, 1999, we had 168 employees. We believe we enjoy good relationships with our employees.

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

	# of Class		# of Class B		% of	% of
	A Voting		Non-Voting		Outstanding Class	Outstanding Class B
Name	Shares Held		Shares Held		A Voting Shares	Non-Voting Shares

Michael D’Avella	—		375		—	.001%
Ronald D. Rogers	—		—		—	—
George Estey	100,000	(1)	—		0.12%	—
Robert R. Gheewalla	—		100,000	(2)	—	0.18%
Leo J. Hindery	—		200,000	(3)	—	0.37%
P. Kenneth Kilgour	100,000	(4)	—		0.12%	—
James M. Mansour	436,500		219,374		0.54%	0.40%
James G. Matkin	665,368		102,000	(5)	0.82%	0.19%
Daniel R. Milliard	—		2,025,000	(6)	—	3.74%
Jim Shaw	—		—		—	—
Robert G. Wolfe(7)	114,800		950,000	(8)	0.14%	1.75%
Stephen H. Shoemaker	—		540,000	(9)	—	1.00%
Eric A. Demirian	510,000	(10)	—		0.63%	—
Michael Aymong	519,000	(11)	—		0.64%	—
Robert Watson	390,000	(12)	4,600		0.48%	0.01%
Robert M. Fabes(13)	160,000	(14)	—		0.20%	—
Ashok Bhatt(28)	108,800	(15)	10,000		0.13%	0.02%
Andrew J. Csinger	165,000	(16)	2,600		0.20%	0.005%
Steven L. Koles	164,500	(17)	5,970		0.20%	0.01%
C. William Rainey	182,000	(18)	—		0.22%	—
Debbie Toole	38,500	(19)	2000		0.05%	0.004%
Paul Hatcher	71,100	(20)	10,000		0.09%	0.02%
Bob Warburton	78,000	(21)	1,165		0.10%	0.002%
Don Potts	38,750	(22)	1,400		0.05%	0.003%
Mike Kurtz	69,000	(23)	—		0.09%	—
Alex Kroon(24)	49,191	(25)	—		0.06%	—
Jim McLean(26)	28,356	(27)	3,600		0.04%	0.007%

(1)	100,000 options for class A voting shares

(2)	100,000 options for class B non-voting shares

(3)	200,000 options for class B non-voting shares

(4)	100,000 options for class A voting shares

(5)	Includes 100,000 options for class B non-voting shares

(6)	Includes 175,000 options for class A voting shares and 175,000 options for class B non-voting shares

(7)	Resigned effective December 31, 2001

(8)	850,000 options for class B non-voting shares and 100,000 options for class A voting shares

(9)	Includes 460,000 options for class B non-voting shares and 70,000 options for class A voting shares

(10)	510,000 options for class A voting shares

(11)	Includes 350,000 options for class A voting shares

(12)	390,000 options for class A voting shares

(13)	Resigned effective January 25, 2002

(14)	Includes 150,000 options for class A voting shares

(15)	108,800 options for class A voting shares

(16)	165,000 options for class A voting shares

(17)	Includes 124,500 options for class A voting shares

(18)	Includes options for 132,000 class A voting shares

(19)	38,500 options for class A voting shares

(20)	Includes options for 59,100 class A voting shares

(21)	Includes options for 72,000 class A voting shares

(22)	38,750 options for class A voting shares

(23)	Includes 66,000 options for class A voting shares

(24)	Terminated effective July 31, 2001

(25)	Includes 32,191 options for class A voting shares

(26)	Terminated effective July 4, 2001

(27)	28,356 options for class A voting shares

(28)	Resigned effective January 25, 2002

ITEM 7:     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

     The following table sets forth, to our knowledge, information as of January 31, 2002, for (i) each person who beneficially owns 5% or more of our then issued and outstanding class A voting shares and (ii) all of our directors and executive officers as a group.

		Percentage of
	Number of	Outstanding
Name	Class A Shares	Class A Shares

Shaw Communications	32,246,217	39.82%
Goldman Sachs(1)	18,999,999	23.46%
Canadian Imperial Bank of Commerce	7,500,000	9.26%
Directors and executive officers	1,212,868	1.50%

(1)	As of January 31, 2002, Goldman Sachs also owned 11,000,002 class B non-voting shares, representing approximately 20.29% of the class B non-voting shares then issued and outstanding.

     At January 31, 2002, approximately 29.17% of the holders of class A voting shares and approximately 64.03% of the holders of class B non-voting shares were located in the U.S.

B.     Related Party Transactions

Corporate Governance and Standstill Agreement

Pursuant to a Corporate Governance and Standstill Agreement made August 31, 2001 among Shaw Communications Inc., funds related to the Goldman Sachs Group, Inc., and CIBC Capital Partners (representing approximately 72.56% of our class A voting shares), each of the parties agreed to supplement certain rights contained in a Shareholders Agreement dated February 16, 2000 regarding the composition of our Board and agreed to new terms regarding the acquisition of additional class A voting shares and class B non-voting shares. See “Item 6: Directors, Senior Management, Employees – Directors and Senior Management - Corporate Governance and Standstill Agreement.”

Indebtedness of Directors and Executive Officers

The following table sets forth outstanding loans made by us to various directors and executive officers:

		Largest Amount
	Involvement of	Outstanding During		Amount Outstanding
Name and Principal	Issuer or	Last Completed		as at January 15,
Position	Subsidiary	Financial Year ($)		2002 ($)

Daniel R. Milliard (Chief Executive Officer, Director and Director Nominee)	Lender	4,965,897	(1)(3)	5,004,244 (1)
Robert G. Wolfe (President and Director)	Lender	327,499	(2)(3)	nil (2)
Eric Demirian (Executive Vice President, Corporate Development)	Lender	162,222	(4)	120,556
Robert Watson (Executive Vice President, Carrier Services)	Lender	268,528	(5)(6)	272,902
C. William Rainey (Senior Vice-President, Sales)	Lender	266,538	(6)(8)	270,913
Steven Koles (Senior Vice-President, Marketing)	Lender	216,197	(7)(8)	219,697

(1)	Option exercise loan dated September 1, 1999 to purchase 1,600,000 of our class B non-voting shares in the amount of $3,562,500, and a housing assistance loan in the amount of $918,966 (with aggregate interest in the amount of $484,431 to September 30, 2001 and $522,778 to January 15, 2002). Housing assistance loan matures on the earlier of January 5, 2005, the date upon which employment ceases or disposition of the subject property, etc. Option exercise loan matures on the earlier of September 1, 2004, the date upon which employment ceases or disposition of the shares.

(2)	Option exercise loan dated January 4, 2000 to purchase 250,000 of our class A voting shares in the amount of $312,500 Option exercise loan, together with interest, was forgiven effective January 1, 2002 upon Mr. Wolfe’s resignation effective December 31, 2001.

(3)	Each loan bears interest at the effective applicable federal rate in effect under Section 1274(d) of the Internal Revenue Code

(4)	Interest free incentive loan. Matures three calendar years from the date of advance.

(5)	Housing assistance loan in the amount of $250,000, with interest thereon at the prescribed interest rate of the Canada, Customs and Revenue Agency

(6)	Housing assistance loan in the amount of $250,000, with interest thereon at the prescribed interest rate of the Canada, Customs and Revenue Agency

(7)	Housing assistance loan in the amount of $200,000, with interest thereon at the prescribed interest rate of the Canada, Customs and Revenue Agency

(8)	Mature on the earlier of 25 years from the date of advance, the date upon which employment ceases, disposition of the subject property or any default in the performance of the loan obligations, etc.

C.     Interests of Experts and Counsel

Not applicable

ITEM 8:     FINANCIAL INFORMATION

Legal Proceedings

There are no material legal proceedings against us.

See Item 18: Financial Statements

ITEM 9:     THE OFFER AND LISTING

A.     Offer and Listing Details

Our class B non-voting shares have been listed on The Toronto Stock Exchange, under the symbol “GTG.B” and on the Nasdaq National Market under the symbol “GTTLB” since March 10, 2000. The following are the price ranges and trading volumes as reported by The Toronto Stock Exchange and the Nasdaq National Market for the periods indicated.

	Nasdaq National Market		The Toronto Stock Exchange

	High	Low	High	Low

	(US$)		(Cdn$)
Annual

2000 (from March 10, 2000)	US$30	US$4 3/4	Cdn$45	Cdn$9.60

2001 (fiscal 2001)	US$13 1/2	US$9/16	Cdn$20.70	Cdn$.95

Quarterly 2000

Quarter ending March 31, 2000 (from March 10)	US$30	US$16 1/2	Cdn$45.00	Cdn$25.00

Quarter ending June 30, 2000	US$20 13/16	US$11 1/4	Cdn$30.45	Cdn$16.55

Quarter ending September 30, 2000	US$18 13/16	US$12 13/16	Cdn$27.40	Cdn$19.05

Quarter ending December 31, 2000	US$13 3/16	US$4 3/4	Cdn$20.70	Cdn$9.00

Quarter ending March 31, 2001	US$12 1/5	US$5 3/8	Cdn$18.15	Cdn$8.60

Quarter ending June 30, 2001	US$7 3/4	US$4	Cdn$12.00	Cdn$6.25

Quarter ending September 30, 2001	US$6 5/6	US$11/16	Cdn$10.75	Cdn$1.00

Quarter ending December 31, 2001	US$1 11/16	US$9/16	Cdn$2.65	Cdn$.95

Monthly 2001

August 2001	US$5 1/8	US$2 5/8	Cdn$7.86	Cdn$4.05

September 2001	US$3	US$11/16	Cdn$4.70	Cdn$1.00

October 2001	US$1 7/16	US$9/16	Cdn$2.24	Cdn$.95

November 2001	US$1 11/16	US$15/16	Cdn$2.65	Cdn$1.6

December 2001	US$1 5/16	US$3/4	Cdn$2.04	Cdn$1.19

Monthly 2002

January, 2002	US$1 5/16	US$7/8	Cdn$1.98	Cdn$1.04

B.   Plan of Distribution

     Not applicable.

C.   Markets

     Our class B non-voting shares are currently quoted on the Nasdaq National Market under the symbol “GTTLB” and listed on the Toronto Stock Exchange under the symbol “GTG.B”.

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

Powers of Directors

     Every director who is a party to a material contract or a proposed material contract for Group Telecom, or who is a director or officer of or has a material interest in any person who is a party to a material contract or a proposed material contract with Group Telecom, shall disclose in writing to Group Telecom or request to have entered in the minutes of meeting of directors the nature of his or her interest, and refrain from voting in respect of the material contract or proposed material contract if and when prohibited by the Canada Business Corporations Act (commonly known as the “CBCA”). However, a director who is prohibited by the CBCA from voting on a material contract or proposed material contract will be counted in determining whether a quorum is present for the purpose of the resolution. In spite of the foregoing, neither our articles nor the by-laws provide for the directors’ power to vote compensation to themselves or any members of their body in the absence of an independent quorum.

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

     The holders of class B non-voting shares benefit from take-over bid “coat-tail” provisions, entitling them to convert class B non-voting shares into class A voting shares in certain circumstances in which an offer is made for the purchase of class A voting shares.

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

     Except as described above, the class A voting shares and the class B non-voting shares have the same rights, are equal in all respects and are treated by us as if they were shares of one class only. Other than as provided under the Telecommunications Act (Canada) which is further discussed below under the heading of “Foreign Ownership Restrictions”, neither the class A voting shares nor the class B non-voting shares are subject to any redemption rights (except as provided under the CBCA), sinking fund provisions or further capital calls by us.

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

          Series A

     On May 7, 1999, the series A first preference shares were created with an authorized share capital of 50,000,000 after being approved by our directors. Upon completion of our initial public offering in March 2000, all of the 42,500,002 outstanding series A first preference shares were converted into either class A voting shares or class B non-voting shares, based on foreign ownership restrictions described under the heading of “Foreign Ownership Restrictions” below, on a one-for-one basis.

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

          Shareholders Agreement and Corporate Govenerance and Standstill Agreement

     On February 16, 2000, shareholders then holding approximately 88.0% of our fully diluted equity, including holders of all of the then outstanding series A first preference shares and Shaw Communications, as the holder of all of the then outstanding series B first preference shares, entered into a shareholders agreement which provides that:

•	our board will consist of 11 directors;

•	each of Shaw Communications and Goldman Sachs will be entitled to designate three directors and CIBC World Markets will be entitled to designate one director; and

•	each of Shaw Communications and Goldman Sachs will have a right to consent to:

(1)	specified major transactions by us, including acquisitions and investments in excess of $300 million and mergers or business combinations, for a period of 18 months from February 16, 2000. If Shaw Communications or Goldman Sachs withholds its consent in respect of a major transaction, the other party may force it to either sell its shares to the other party or buy the other party’s shares; and

(2)	our annual operating budget, for a period of 24 months from February 16, 2000.

     Pursuant to a Corporate Governance and Standstill Agreement made August 31, 2001 among Shaw Communications Inc., funds related to the Goldman Sachs Group, Inc., and CIBC Capital Partners (representing approximately 72.56% of the class A voting shares), each of the parties agreed to supplement certain rights contained in a Shareholders Agreement dated February 16, 2000 regarding the composition of our Board and agreed to new terms regarding the acquisition of additional class A voting shares and class B non-voting shares. With respect to the composition of the Board, the parties agreed that they would cause the Board to be composed of three Shaw designees, three Goldman designees and one CIBC designee and that the four other directors, to be independent of such parties, will be agreed to by those three parties. Absent such agreement, Shaw will select two individuals to be nominated and Goldman and CIBC together with select two individuals to be nominated. At least one of the Goldman designees and one of the Shaw designees will be a person with experience in, or familiarity with, the telecommunications industry and neither of such designees nor the four other directors will be employed by, nor be a director of, the nominating shareholders. Shaw and Goldman will determine the Chairman of the Board and should they be unable to decide, CIBC will make such determination.

          Registration Rights Agreement

     On February 16, 2000, the initial purchasers of our series A first preference shares and Shaw Communications, as the holder of all of the then outstanding series B first preference shares, entered into a registration rights agreement with us. This agreement:

•	provides certain of the shareholders with the ability to require us to register their shares with the securities regulatory authority in the jurisdiction in which we made our public offering after we have made a public offering of our shares;

•	provides the shareholders with the ability to have their shares included with any registration statement to be filed by us with a securities regulatory authority; and

•	provides for the circumstances in which these rights may be exercised and the restrictions on such rights, including the number of times such requests may be made, our ability to refuse such rights, the number of shares to refuse such rights, the number of shares to be registered and the payment of expenses.

          Second Preference Shares

     The second preference shares are identical in all respects to the first preference shares except that they are subordinate in all respects to the first preference shares and any other shares which may rank senior to the second preference shares.

     Under the CBCA, none of the rights and restrictions attached to any of our securities may be altered, except by way of a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution. This type of resolution is defined as a “Special Resolution” under the CBCA. Furthermore, through a Special Resolution, the directors may be granted the authority to amend the rights and restrictions of any of our securities.

Shareholder Meetings

     There are two types of shareholder meetings: the regular annual meeting and the special meeting. Pursuant to the CBCA and the rules of the Toronto Stock Exchange, the annual shareholder meeting must be held within six (6) months of the most recently completed fiscal year. Special meetings may be called at any time by our board of directors, the chairman, the chief executive officer or the president.

     Notice of the meeting must be given to all shareholders entitled to vote, all directors, and the auditor at least 21 days but not more than 60 days before the meeting unless such requirement is otherwise waived. We must fix a record date in advance of the meeting for the purpose of determining shareholders entitled to notice of the meeting. Only shareholders of record on such date will be entitled to notice of the meeting. However, if shares have been transferred after the record date, the transferor shall not be entitled to vote such shares and a transferee shall be entitled to vote at the meeting if the transferee (i) produces a properly endorsed share certificate or otherwise establishes that he owns the shares, and (ii) at least 10 days before the meeting (or such shorter period as the by-laws of the corporation may provide), demands that his name be included on the shareholders list. Only shareholders who are entitled to vote, the directors, our auditors or others who are permitted by the other applicable law, or our constating documents to be present, may attend the shareholder meeting.

     A shareholder entitled to vote at a meeting may appoint a proxyholder to vote in his place. A proxy instrument must be signed by the shareholder or by a duly authorized attorney of the shareholder. A holder of a proxy has the same rights as the shareholder who appointed him to attend the meeting subject to any directions or limitations contained in the proxy instrument. A proxyholder need not be a shareholder. A shareholder may, however, revoke a proxy at any time before the meeting if the shareholder deposits written instructions to that effect either with the Company on or before the last business day prior to the meeting or with the chairman of the meeting on the day of the meeting.

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

     A “Canadian” for the purposes of these requirements includes a Canadian citizen who is ordinarily resident in Canada, a permanent resident of Canada and, among other types of entities, corporations in which Canadians beneficially own and control in the aggregate not less than 66 2/3% of the issued and outstanding voting shares and which are not otherwise controlled in fact by non-Canadians. A “voting share” for purposes of these requirements means a share of any class of shares of a corporation carrying voting rights under all circumstances or by reason of an event that has occurred and is continuing or by reason of a condition that has been fulfilled and includes: (i) a security that is convertible into such a share at the time that a calculation of the percentage of shares owned and controlled by Canadians is made; and (ii) an option or right to acquire the share or security referred to in clause (i) that is exercisable at the time that the calculation referred to in that clause is made.

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

     Our class A voting shares are “voting shares” for these purposes and more than 66 2/3% of the class A voting shares are held by Canadians as at the date of this Form 20-F. Our class B non-voting shares are not “voting shares” for these purposes.

     To ensure compliance with the Canadian ownership requirements, we have provided in the by-laws, our share certificates shall bear the legend that Group Telecom is a “constrained share corporation”, where the issue, transfer or ownership of our shares, will be restricted to ensure that we, or any of our affiliates or associates, is eligible to operate, or to obtain, maintain, amend or review any licences or authorizations that it may need, pursuant to applicable provisions of the Telecommunications Act (Canada) and the regulations thereunder and of any other statutes, regulations, rules, orders, directions or instruments that impose similar requirements in relation to Canadian ownership. Furthermore, our articles provide that certain non-voting shares may not be converted into voting shares if the exercise of such conversion rights would cause us to be in violation of any Canadian law applicable to the ownership interests in, or the exercise of control over, a corporation that is providing telecommunication services in Canada. In addition, the regulations under the Telecommunications Act (Canada) provide us with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting shares. In particular, we may, to the extent applicable: (i) refuse to accept any subscription for any voting shares; (ii) refuse to allow any transfer of voting shares to be recorded; (iii) suspend the rights of a holder of voting shares to vote at a meeting of shareholders; and (iv) sell, repurchase or redeem any voting shares.

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

The indenture contains certain covenants that, among other things, limit

•	our issuance of additional debt,

•	our payment of dividends and other distributions to shareholders and affiliated persons or companies,

•	investments in non-wholly owned subsidiaries,

•	certain transactions with affiliated companies,

•	the incurrence of liens,

•	sales of assets, including share capital of subsidiaries, and

•	certain amalgamations, mergers, consolidations and transfers of assets.

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

     Senior Credit Facility dated February 3, 2000, as amended and restated as of September 29, 2000 and further amended on November 14, 2001, among us, CIBC World Markets Inc., Goldman Sachs Credit Partners, Royal Bank of Canada and The Toronto Dominion Bank. The bank facility is available in Canadian dollars or U.S. dollars. As at September 30, 2001 we had $179 million outstanding under our bank facility. The bank facility:

•	consists of two tranches:

— tranche 1, a $120 million seven year revolving reducing bank facility; and

— tranche 2, a $100 million single draw reducing term loan;

•	bears interest at rates of 3.00% to 4.50% over the prevailing yield on Canadian dollar bankers’ acceptances or LIBOR, or 2.00% to 3.25% over the Canadian or United States bank prime rate, based on our financial status;

•	provides that GT Group Telecom Services Corp., our wholly-owned subsidiary, will be the borrower with guarantees by us and all of our other subsidiaries;

•	provides for the payment of certain lending, arranging and commitment fees; and

•	contains covenants that, among other things, require us to meet ongoing financial tests and restrict our ability to incur additional indebtedness, incur liens, pay dividends or repurchase our capital stock.

Security

     The bank facility is secured by:

•	a first priority security interest over all our assets and material agreements;

•	a guarantee by us and by GT Group Telecom Services (USA) Corp.; and

•	a pledge of the shares of GT Group Telecom Services Corp. and GT Group Telecom Services (USA) Corp.

Maturity, availability and repayment

     The bank facility matures on or about February 3, 2007. The amounts available under tranche 1 of the facility will be reduced to $108 million in 2003, $90 million in 2004, $72 million in 2005, 48 million in 2006 and nil at maturity in 2007. The amount outstanding under tranche 2 of the facility must be repaid by 4.9% in 2003, 10% in 2004, 10% in 2005, 20% in 2006 and 55.1% at maturity in 2007.

     Amounts outstanding under the bank facility may be prepaid at any time, subject to customary breakage charges.

     Amounts available under the bank facility are also mandatorily reduced in pro rata amounts equal to:

•	the net proceeds from certain asset sales or insurance claims;

•	25% of excess cash flow; or

•	50% of the net cash proceeds in excess of $600 million from the issuance of unsecured debt or senior debt with a United States bank or other financial institution.

Covenants

     The bank facility ranks pari passu with the Lucent facility and the Cisco facility with respect to the security obtained from the borrower, our guarantor subsidiaries and us. Under the terms of the bank facility, we, the borrower, and our guarantor subsidiaries are restricted by the bank facility, among other things, from:

•	making capital expenditures, investments or acquisitions in excess of certain limits;

•	selling certain assets;

•	creating liens other than certain permitted encumbrances;

•	incurring additional indebtedness, other than certain permitted indebtedness;

•	investing in or guaranteeing the obligations of subsidiaries except to the extent that such investment or guarantee constitutes permitted obligations of such subsidiaries or to the extent that such investment or guarantee constitutes permitted indebtedness;

•	declaring or setting aside funds for the payment of dividends;

•	consenting to or agreeing to certain amendments of other financing documents; and

•	amalgamating, consolidating, merging, or entering into any other form of business combination.

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

Credit Agreement, as amended and restated, dated February 3, 2000, as amended and restated as of September 29, 2000 and as amended on November 14, 2001, between us and Lucent Technologies Canada Inc. We entered into a vendor facility with Lucent Technologies,

Inc., as vendor, to finance the purchase and installation of up to US$315 million of Lucent equipment and services. The Lucent facility:

•	bears interest at rates of 2.00% to 4.50% over the United States bank prime rate, or LIBOR, based principally on our financial status;

•	provides that GT Group Telecom Services Corp., our wholly-owned subsidiary, will be the borrower with guarantees by us and all of our other subsidiaries;

•	provides for the payment of certain lending, arranging and commitment fees; and

•	contains covenants that, among other things, require us to meet ongoing financial tests and restrict our ability to incur additional indebtedness, incur liens, pay dividends or repurchase our capital stock.

     This facility is available in two tranches of US$161 million and US$154 million. Initial borrowings under tranche A of this Lucent facility must be used to repay amounts outstanding under our previous facility with Lucent. As at September 30, 2001, US$184 million was outstanding under our Lucent facility.

Security

     The Lucent facility is secured by:

•	a first priority security interest over all our assets and material agreements;

•	a guarantee by us and by GT Group Telecom Services (USA) Corp.; and

•	a pledge of the shares of all our subsidiaries.

Maturity, availability and repayment

     The Lucent facility matures on June 30, 2008. The availability period to make advances under the facility will terminate on February 3, 2003 or, if earlier, the date on which we terminate the facility. After such date, principal amounts outstanding must be repaid in 22 consecutive installments on a quarterly basis in amounts equal to 1.25% of the aggregate amount outstanding for the first 20 quarters and 37.5% of the aggregate amount outstanding for the final 2 quarters.

     Amounts outstanding under the Lucent facility may be prepaid at any time, subject to customary breakage charges.

     Amounts available under the Lucent facility are also mandatorily reduced in amounts equal to:

•	the net proceeds from certain asset sales or insurance claims;

•	25% of excess cash flow; or

•	50% of the net cash proceeds in excess of $600 million from the issuance of unsecured debt or senior debt with a United States bank or other financial institution.

Covenants

     The Lucent facility ranks pari passu with the Cisco facility and the bank facility with respect to the security obtained from the borrower, our guarantor subsidiaries and us. Under the terms of the Lucent facility, we, the borrower, and our guarantor subsidiaries are restricted by the Lucent facility, among other things, from:

•	making capital expenditures, investments or acquisitions in excess of certain limits;

•	selling certain assets;

•	creating liens other than certain permitted encumbrances;

•	incurring additional indebtedness, other than certain permitted indebtedness;

•	investing in or guaranteeing the obligations of subsidiaries except to the extent that such investments or guarantee constitutes permitted obligations of such subsidiaries or to the extent that such investment or guarantee constitutes permitted indebtedness;

•	declaring or setting aside funds for the payment of dividends;

•	consenting to or agreeing to certain amendments of other financing documents; and

•	amalgamating, consolidating, merging, or entering into any other form of business combination.

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

     Credit Agreement, dated as of September 29, 2000 and as amended on November 14, 2001 between us and Cisco Systems Capital Corporation. We entered into a vendor facility with Cisco Systems Capital Corporation to finance the purchase of up to $120 million of Cisco telecommunications equipment and services. The Cisco facility:

•	bears interest at rates of 3.00% to 4.25% over the prevailing yield on Canadian dollar bankers’ acceptances, or 2.00% to 3.25% over the prime rate, based on our financial status:

•	provides that GT Group Telecom Services Corp. our wholly-owned subsidiary, will be the borrower with guarantees by us and all of our subsidiaries;

•	provides for the payment of certain lending, arranging, and commitment fees; and

•	contains covenants that, among other things, require us to meet ongoing financial tests and restrict our ability to incur additional indebtedness, incur liens, pay dividends or repurchase our capital stock.

     The initial borrowings on the Cisco facility must be used to repay amounts outstanding under our previous facility with Cisco. As at September 30, 2000, $66 million was outstanding under our Cisco facility.

Security

     The Cisco facility is secured by:

•	a first priority security interest over all our assets and material agreements;

•	a guarantee by us and GT Group Telecom Services (USA) Corp.; and

•	a pledge of the shares of GT Group Telecom Services Corp. and GT Group Telecom Services (USA) Corp.

Maturity, availability, and repayment

     The Cisco facility matures on September 29, 2007. The availability period to make advances under the facility will terminate on September 29, 2002. The amount outstanding under the facility must be repaid 4.89% in 2003, 10% in 2004, 10% in 2005, 20% in 2006 and 55.11% at maturity in 2007.

     Amounts outstanding under the Cisco facility may be prepaid at any time, subject to customary breakage charges.

     Amounts available under the Cisco facility are also mandatorily reduced in pro rata amounts equal to:

•	the net proceeds from certain asset sales or insurance claims;

•	25% of excess cash flow; or

•	50% of the net cash proceeds in excess of $600 million from the issuance of unsecured debt or senior debt with a United States bank or other financial institution.

Covenants

     The Cisco facility ranks pari passu with the Lucent facility and the bank facility with respect to the security obtained from the borrower, our guarantor subsidiaries and us. Under the terms of the Cisco facility, we, the borrower, and our guarantor subsidiaries are restricted by the Cisco facility, among other things, from:

•	making capital expenditures, investments or acquisitions in excess of certain limits;

•	selling certain assets;

•	creating liens other than certain permitted encumbrances;

•	incurring additional indebtedness, other than certain permitted indebtedness;

•	investing in or guaranteeing the obligations of subsidiaries except to the extent that such investments or guarantee constitutes permitted obligations of such subsidiaries or to the extent that such investment or guarantee constitutes permitted indebtedness;

•	declaring or setting aside funds for the payment of dividends;

•	consenting to or agreeing to certain amendments of other financing documents; and

•	amalgamating, consolidating, merging, or entering into any other form of business combination.

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

Asset Purchase and Subscription Agreement dated December 22, 1999 among Shaw Communications Inc., Shaw FiberLink Ltd., GT Group Telecom Inc. and GT Group Telecom Services Corp. We purchased from Shaw Communications all of the property and assets of Shaw FiberLink used in connection with its high speed data and competitive access business. We also assumed certain obligations related to permits, operational contracts, customer contracts, software licenses and certain other obligations. The assets purchased include:

•	equipment, computer hardware and fixed assets,

•	operational, equipment supply and customer contracts,

•	interconnect agreements and collocation agreements,

•	software and broadband wireless licenses,

•	permits,

•	intellectual property,

•	goodwill, and

•	certain other fibre business assets.

Certain assets were excluded from the acquisition of the business of Shaw FiberLink, including:

•	certain interconnection, Internet bandwidth and other agreements;

•	the name “Shaw FiberLink” (subject to a license granted to us pursuant to the trade-mark license agreement described below);

•	any assets of Shaw Communications or its affiliates used in the cable television, residential Internet or video and other residential services businesses; and

•	any indefeasible right to use fibres or rights underlying the indefeasible right to use fibres, other than rights assigned to us pursuant to any assigned operational contracts.

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

     The asset purchase and subscription agreement contains customary representations, warranties and indemnities. In particular, Shaw Communications has represented that the Shaw FiberLink assets are all the assets and rights (excluding material non-assignable permits, engineering and administration services and certain underlying rights) which are required to enable us to conduct the business of Shaw FiberLink. With limited exceptions, Shaw Communications made no representations or warranties as to the underlying rights to the fibres subject to the indefeasible right to use agreement described below.

Indefeasible Right to Use Agreement dated February 16, 2000 between Shaw FiberLink Ltd. and us. We received rights to 1,502 fibre kilometers through assigned contracts and an indefeasible right to use 100,044 fibre kilometers for 60 years, including 10,720 fibre kilometers located in New Brunswick available to us on May 1, 2003. Additionally, Shaw FiberLink and each of the affiliates of Shaw Communications which owns indefeasible rights to use fibre has entered into an agreement to grant a one-year indefeasible right of use to Shaw FiberLink in all of the indefeasible rights to use fibre which Shaw FiberLink does not own, renewable annually by Shaw FiberLink. On the closing of the acquisition, we fully prepaid the rent for the fibres in which we received the right of use for the full 60 year term of our agreement with Shaw FiberLink. In addition, Shaw Communications agreed to construct for our use, at no additional cost to us, approximately 97,500 additional fibre kilometers over the next three years, subject to variance depending on the location of the constructed fibre, over which we will have an indefeasible right of use. This commitment to build an additional 97,500 fibre kilometers was included in the $760 million purchase price consideration, and has been recorded as a $223 million prepayment of property, plant and equipment. Our indefeasible right to use agreement also allows us to ask Shaw Communications to install new access cables and new segments to our network. Once we pay Shaw FiberLink for the cable they install, Shaw FiberLink will grant us an indefeasible right to use those newly installed fibres for the remainder of our initial 60 year indefeasible right of use term.

     During the term of our indefeasible right to use agreement with Shaw FiberLink, Shaw FiberLink will, for a fee, provide facilities for our optronics or electronics or our optical or electrical equipment in Shaw Communications hub sites. Shaw FiberLink will repair and maintain our fibres in exchange for a yearly fee.

Performance Assurance Agreement dated February 16, 2000 among Shaw Communications Inc., GT Group Telecom Inc. and GT Group Telecom Services Corp. Shaw Communications has agreed that if Shaw FiberLink defaults in any of its obligations under the indefeasible right to use agreement, Shaw Communications will perform, or cause to be performed, Shaw FiberLink’s obligation in accordance with the terms and conditions of the indefeasible right to use agreement. Shaw Communications’ promise to us is independent of the bankruptcy or insolvency of Shaw Communications, Shaw FiberLink or any of their affiliates (including any affiliates that have granted an indefeasible right to use fibre to Shaw FiberLink), and is independent of any acquisition of the business of Shaw Communications, Shaw FiberLink or any of their affiliates (including any affiliates that have granted an indefeasible right to use fibre to Shaw FiberLink).

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

Warrant Agreement dated February 1, 2000 between GT Group Telecom Inc. and The Chase Manhattan Bank. As of the date of this annual report, each warrant, when exercised, will entitle the holder thereof to receive 4.9106 class B non-voting shares (the “Exercise Rate”) of Group Telecom at no additional cost to the holder of the warrant. Unless earlier exercised, the warrants will expire on February 1, 2010. The number of class B non-voting shares that may be purchased upon the exercise of the warrants will be subject to adjustment in certain events including:

     (1)  the payment by Group Telecom of dividends or other distributions on class A voting or class B non-voting shares of Group Telecom payable in such class A voting or class B non-voting shares or other shares of Group Telecom’s capital stock,

     (2)  subdivisions, combinations and certain reclassifications of class A voting or class B non-voting shares,

     (3)  sales by Group Telecom of class A voting or class B non-voting shares, or of securities convertible into or exchangeable or exercisable for, class A voting or class B non-voting shares of the Company at less than the Current Market Value of such shares (provided that no adjustment shall be made with respect to our issuance, after the date of the Indenture, of series B first preference shares to Shaw Communications in connection with our acquisition of the business of Shaw FiberLink), and

     (4)  the distribution to all holders of class A voting or class B non-voting shares of any of Group Telecom’s assets, debt securities or any rights or warrants to purchase securities (excluding those rights and warrants referred to in clause (3) above and excluding cash dividends or other cash distributions from current or retained earnings).

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

     We further agreed to use our best efforts to keep the registration statement effective until the earlier to occur of (i) the second anniversary of the effective date of the registration statement or (ii) such time as there are no longer outstanding any warrants or class B non-voting shares issuable upon exercise of the warrants; provided that we may postpone the filing of, or suspend the effectiveness of, any registration statement or amendment thereto, suspend the use of any prospectus and shall not be required to amend or supplement the registration statement, any related prospectus or any document incorporated therein by reference in the event that, and for a period not to exceed an aggregate of 60 days,

(1)	an event or circumstance occurs and is continuing as a result of which the registration statement, any related prospectus or any document incorporated therein by reference as then supplemented or proposed to be filed would, in our good faith judgment, contain an untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and

(2)	We determine in our good faith judgment that the disclosure of such an event at such time would have a material adverse effect on our business, operations or prospects of ours or the disclosure otherwise relates to a material business transaction that has not yet been publicly disclosed.

     Fibre Sale Agreement dated May 24, 2000 among Worldwide Fiber (F.O.T.S.) Ltd., Worldwide Fiber (F.O.T.S.) No. 3, Ltd., WFI-CN Fibre Inc. and GT Group Telecom Services Corp.

     Capacity Lease Agreement dated May 24, 2000 by and between Worldwide Fiber Network Services Ltd. and Worldwide Fiber Network Services, Inc. and GT Group Telecom Services Corp. and GT Group Telecom Services (USA) Corp.

     IRU Agreement dated May 24, 2000 by and between Worldwide Fiber Network Services, Inc. and GT Group Telecom Services (USA) Corp.

     We agreed with 360networks, inc. to (1) lease from them dedicated fibre-optic capacity and (2) purchase fibre in Canada and receive from them an indefeasible right to use fibre in the United States. The aggregate price of the dedicated fibre-optic capacity and fibre we acquired was approximately $362 million. We have the option to acquire from 360networks additional fibre and dedicated fibre-optic capacity. As at September 30, 2001, we fully accepted the first two circuits of the fibre-optic wavelengths under the long-term capacity arrangements.

     Under the agreement, 360networks will lease to us fibre-optic cable capacity at a bandwidth level of 2.4 gigabits per second, in Canada and the United States. The lease will give us the exclusive right to use this fibre capacity for 20 years, comprised of an initial term of 3 years with a 17 year renewal option at our discretion.

     In addition, 360networks has sold and will sell to us 12 strands of unused fibre ranging approximately 7,000 kilometers, connecting Seattle, Washington to Halifax, Nova Scotia via Victoria, Kamloops, Edmonton, Calgary, Regina, Winnipeg, Toronto, Ottawa, Montreal and Quebec City.

     If we choose, 360networks will also grant us the right to use an additional 12 strands of fibre ranging approximately 7,900 kilometers, connecting Seattle, Sacramento, Denver, Chicago, Detroit, Toronto, Buffalo, Albany, New York City, Boston and Montreal. This fibre will be located primarily in the United States. The indefeasible right to use this fibre will be for a term of at least 20 years.

     We also will have the option to purchase from 360networks additional segments of fibre-optic cable connecting the United States and Canada.

     Delivery of the capacity and the fibre to us by 360networks and payment by us to 360networks will be made in installments over the next four years. An initial installment payment of approximately $32 million has been made. We will also pay 360networks fees for maintaining the fibres.

D.   Exchange Controls

     There are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends, and interest or other payments to nonresident holders of our securities.

E.   Taxation

U.S. Federal Income Tax Considerations

     The following discussion, based on current law, is a general summary of the material United States federal income tax considerations to you of the ownership and disposition of the warrants (the “Warrants”) and class B non-voting shares either acquired on the exercise of Warrants as capital property or acquired otherwise (the “Shares”) and the 13 1/4% senior discount notes due 2010 (the “Notes”). The discussion of the United States federal income tax consequences set forth below is based upon the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and judicial decisions and administrative interpretations thereunder, all as currently in effect, and such authorities may be repealed, revoked, or modified, possibly on a retroactive basis, so as to result in United States federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service will not challenge one or more of the tax consequences described herein, and the Company has not obtained, nor does it intend to obtain, a ruling from the Internal Revenue Service or an opinion of counsel with respect to the United States federal income tax consequences of acquiring or holding Warrants, the Shares or the Notes. The discussion below pertains only to you if you are a U.S. holder. As used herein, you are a U.S. holder if you are a beneficial owner of Warrants, the Shares or the Notes and you are:

•	a citizen or resident of the United States,

•	a corporation, partnership or other entity created in or under the laws of the United States or any political subdivision thereof,

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable regulations to be treated as a U.S. person.

     This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code). Also, this discussion does not deal with special rules that may apply to you if you are a member of a special class of holders subject to special rules, including

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person holding Warrants, the Shares, or Notes as part of a hedging, conversion or constructive sale transaction or straddle or

•	a person whose “functional currency” is not the United States dollar.

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

     Original issue discount on each Note equals the excess of the stated redemption price at maturity of the Note over its issue price. The stated redemption price at maturity of a Note equals the sum of all payments other than any “qualified stated interest” payments. Qualified stated interest is stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate. Because interest is not payable prior to August 1, 2005 none of the payments on the Notes constitute qualified stated interest. Accordingly, all payments on the Notes are treated as part of their stated redemption price at maturity.

     Generally, the issue price of the Notes is determined by allocating the “issue price” of each Unit between the Note and the Warrant comprising such Unit on the basis of the proportion which the fair market value of each such element of the Unit bears to the fair market value of the Unit. The issue price of the Units equalled the first price for which a substantial amount of Units were sold. We allocated US$478.60 to the Notes and US$47.91 to the Warrants comprising each Unit for tax and accounting purposes. You may make an allocation that is different from our allocation by disclosing such allocation on a statement attached to your timely filed United States federal income tax return for the taxable year that included the acquisition date of the Unit.

     You must include in gross income, for all days during its taxable year in which you hold a Note, the sum of the “daily portions” of original issue discount. The “daily portions” are determined by allocating to each day in an “accrual period” (generally the period between interest payments or compounding dates) a pro rata portion of the original issue discount that accrued during such accrual period. The amount of original issue discount that will accrue during an accrual period is the product of the “adjusted issue price” of the Note at the beginning of the accrual period and its yield to maturity (determined on the basis of compounding at the end of each accrual period and properly adjusted for the length of the particular accrual period). The adjusted issue price of a Note is the sum of its issue price, plus prior accruals of original issue discount, reduced by the total payments made with respect to such Note in all prior periods and on the first day of the current accrual period. Each payment on a Note will be treated as a payment of original issue discount (which was previously includable in income) to the extent that original issue discount has accrued as of the date such payment is due and has not been allocated to prior payments, and any excess will be treated as a payment of principal.

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

     Original issue discount accrued with respect to the Notes will constitute foreign source income, and generally will be “passive” or “financial services” income, which is treated separately from other types of income, for purposes of computing any foreign tax credit that may be allowable to you.

     Election to Treat All Interest as Original Issue Discount. You may elect to treat all “interest” on a Note as original issue discount and calculate the amount includable in gross income under the method described above. For this purpose, “interest” includes stated and unstated interest, original issue discount, acquisition discount, market discount and de minimis market discount, as adjusted by any acquisition premium. The election is to be made for the taxable year in which you acquired the Note and may not be revoked without the consent of the Internal Revenue Service.

     Market Discount and Acquisition Premium. If you purchased a Note for an amount that is less than its adjusted issue price, the Note may have “market discount’ to you. Any principal payment or gain realized by you on disposition or retirement of a Note will be treated as ordinary income to the extent that there is accrued market discount on the Note. Unless you elect to accrue under a constant-interest method, accrued market discount is the total market discount multiplied by a fraction, the numerator of which is the number of days the holder has held the obligation and the denominator of which is the number of days from the date you acquired the obligation until its maturity. You may be required to defer a portion of its interest deductions for the taxable year attributable to any indebtedness incurred or continued to purchase or carry a Note purchased with market discount. Any such deferred interest expense would not exceed the market discount that accrues during such taxable year and is, in general, allowed as a deduction not later than the year in which such market discount is includable in income. If the you elect to include market discount in income currently as it accrues on all market discount instruments acquired by the U.S. holder in that taxable year or thereafter, the interest deferral rule described above will not apply.

     If you acquired a Note for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on such Note after the purchase date other than payments of qualified stated interest, the Note will be considered to have purchased by you at an “acquisition premium.” Under the acquisition premium rules of the Code and the regulations, the daily portion of original issue discount which such holder must include in its gross income with respect to such Note for any taxable year will be reduced by an amount equal to the original issue discount multiplied by a fraction, the numerator of which is the amount of such acquisition premium and the denominator of which is the original issue discount remaining from the date the Note was purchased to its maturity date.

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

     Payment of Dividends. The gross amount of any dividends paid to you (including amounts withheld to pay Canadian withholding taxes) will be treated as dividend income to you to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code. Such dividends will be foreign source income and will be either “passive income” or “financial services” income for United States foreign tax credit purposes.

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

     If you are a U.S. holder or eligible for the benefits of the Canada-United States Income Tax Convention (1980) (the “Convention”), the maximum rate of Canadian withholding tax on dividends paid to you is 15%. You may be entitled to deduct or credit such tax, subject to applicable limitations in the Internal Revenue Code. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

     Passive Foreign Investment Company Rules. In general, we will be a passive foreign investment company (a “PFIC”) with respect to you if for any taxable year in which you held our Warrants or Warrant Shares:

•	75% or more of our gross income consists of passive income, such as dividends, interest, rents and royalties, or

•	50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income.

     If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. We believe that we will not satisfy either of the PFIC tests in the current or subsequent taxable years. However, because the PFIC determination is made annually on the basis of our income and assets, including goodwill, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

     If we were a PFIC in any taxable year and you held Warrants and Shares, you generally would be subject to special rules with respect to “excess distributions” made by us on the Shares and with respect to gain from the disposition of Shares. An “excess distribution” generally is defined as the excess of the distributions with respect to the Shares in any taxable year over 125% of the average annual distributions received by you from us during the shorter of the three preceding years, or your holding period for the Shares. Generally, you would be required to allocate any excess distribution or gain from the disposition of the Shares ratably over your holding period for the Shares. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, effectively would be taxed at the highest United States federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to the particular taxable year. The portion, if any, of the excess distribution or gain that is not allocated to prior taxable years would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.

     The foregoing rules with respect to excess distributions and dispositions may be avoided if you are eligible for and timely make a valid “mark-to-market” election. If you make a valid mark-to-market election, you will not be subject to the PFIC rules described above. Instead, in calculating income for each taxable year, you generally would be required, subject to certain limitations, to take into account the difference, if any, between the fair market value and the adjusted tax basis of the Shares as ordinary gain or loss at the end of taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the Shares will be adjusted to reflect any such income or loss amounts. The mark-to-market election is made with respect to marketable stock in a PFIC on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the Internal Revenue Service. Under applicable regulations, the term “marketable stock” includes stock of a PFIC that is “regularly traded” on a qualified exchange or other market. For these purposes, a class of stock is regularly traced on a qualified exchange or other market for any calendar year during which such class of stock is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. It is expected that the shares will be treated as marketable stock for these purposes, but no assurances can be given.

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

     Information Reporting and Backup Withholding. In general, information reporting requirements will apply to certain payments made in respect of the Warrants or the Shares (or in respect of the Shares received upon exercise of the Warrants) or the Notes and the proceeds received on the disposition of Warrants or Warrant Shares or the Notes paid within the United States (and in certain cases, outside of the United States) to U.S. holders other than certain exempt recipients (such as corporations), and a 31 percent backup withholding may apply to such amounts if you are a non-corporate U.S. holder and you:

•	fail to provide an accurate taxpayer identification number,

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fail to comply with applicable certification requirements.

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

     If you sell your Warrants, Shares or Notes to or through a United States office of broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption, provided that the broker does not have actual knowledge that you are a U.S. person or that the conditions of any such exemption are not satisfied. If you sell your Warrants, Shares or Notes outside the United States through a non-U.S. office of a non-U.S. broker, and the sales proceeds are paid to you outside the United States, then United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your Warrants, Shares or Notes through a non-U.S. office of a broker that:

•	is a United States person;

•	derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” as to the United States; or

•	is a foreign partnership, if at any time during its tax year:

•	one or more of its partners are U.S. persons, as defined in regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

•	at any time during its tax year the foreign partnership is engaged in a United States trade or business;

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

Canadian Federal Income Tax Considerations

     The following is a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of Shares, Warrants or Notes by a holder (a “U.S. Holder”) who, for the purposes of the Income Tax Act (Canada) (the “ITA”) and the Canada-United States Income Tax Convention (1980) (the “Convention”), as applicable, and at all relevant times, (i) is a resident of the United States and not resident, nor deemed to be resident, in Canada, (ii) holds Warrants, Shares or Notes as capital property, (iii) does not use or hold (and is not deemed to use or hold) Warrants, Shares or Notes in connection with a trade or business carried on (or deemed to be carried on) in Canada and (iv) deals at arm’s length with Group Telecom. For the purpose of the ITA, related persons (as defined therein) are deemed not to deal at arm’s length, and it is a question of fact whether persons not related to each other deal at arm’s length. In general, Warrants, Shares and Notes will be considered to be capital property to a U.S. holder unless the U.S. Holder holds the Warrants, Shares or Notes, as the case may be, in the course of carrying on business or acquired the Warrants, Shares or Notes, as the case may be, in a transaction or transactions considered to be an adventure or concern in the nature of trade. Special rules, which are not discussed in this summary, may apply to “financial institutions” (as defined in the ITA) and to non-resident insurers carrying on an insurance business in Canada and elsewhere, and accordingly, such persons should consult their own tax advisors.

     This summary is based on the current provisions of the ITA and the regulations thereunder and the Convention, specific proposals to amend the ITA or the regulations thereunder announced by the Canadian Minister of Finance prior to the date hereof (the “Tax Proposals”) and the current published administrative practices of the Canada Customs and Revenue Agency (the “CCRA”). This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not otherwise take into account or anticipate any changes in law or administrative practice nor does it otherwise take into account income tax laws or considerations of any province or territory of Canada, which may differ from the federal income tax consequences described herein, or any jurisdiction other than Canada. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular investor, and no representation with respect to the tax consequence to any particular U.S. Holder is made.

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

     Disposition of Warrants or Shares. A U.S. Holder will not be subject to tax under the ITA in respect of any capital gain realized on a disposition or deemed disposition of a Warrant or a Share unless at the time of such disposition or deemed disposition such Warrant or Share constitutes taxable Canadian property of the U.S. Holder for purposes of the ITA and such U.S. Holder is not entitled to relief under the Convention. The Warrants and Shares will generally not constitute taxable Canadian property of a U.S. Holder at the time of disposition of such Warrants or Shares on the basis that the Shares are listed on a prescribed stock exchange and provided that (i) the U.S. Holder does not use or hold such Warrants or Shares, as the case may be, in connection with carrying on business in Canada, and (ii) the U.S. Holder, alone or together with persons with whom it does not deal at arm’s length, did not own (taking into account any interest in or option in respect of such shares) 25% or more of the issued shares of any class or series of the capital stock of Group Telecom during the five-year period that ends at such time of disposition. In any event, pursuant to the Convention, a U.S. Holder will not generally be subject to Canadian income tax on any capital gain realized on the disposition or deemed disposition of a Warrant or a Share (including a disposition to Group Telecom) provided that the value of the Warrant or the Share, as the case may be, at the time of the disposition is not derived principally from real property situated in Canada (as defined in the Convention). To the extent the Warrant or Shares disposed of constitute taxable Canadian property, a U.S. Holder will be required to file a Canadian tax return for the taxation year in which the disposition occurs even if the gain arising from such a disposition is exempt from tax because of the Convention.

     If we purchase a Share from you, other than by a purchase in the open market in the manner in which shares would normally be purchased by a member of the public in the open market, we will be deemed to have paid and you will be deemed to have received a dividend equal to the amount paid by Group Telecom in excess of the paid-up capital of the Share for the purposes of the ITA at the time of the purchase. The paid-up capital of the Share may be less than your cost of the Share. Such deemed dividend will be subject to the withholding tax described under “Dividends” above. The amount by which the purchase price of the Share exceeds the amount of the deemed dividend will be treated as proceeds of disposition of the Share for capital gains purposes.

Notes

     The payment by Group Telecom of interest, principal or premium, if any, on the Notes to a U.S. holder will be exempt from Canadian withholding tax.

     In addition, no other tax on income (including taxable capital gains) will be payable under the ITA by a U.S. holder in respect of the acquisition, holding, redemption or disposition of the Notes.

F.   Dividends and Paying Agents

     Not applicable

G.   Statements by Experts

     Not applicable

H.   Documents on Display

     We are currently subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, file periodic reports and other information with the Commission through its Electronic Data Gathering, Analysis and Retrieval (or EDGAR) system. Our SEC filings, including the registration statement, of which this prospectus is a part, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549, and the Commission’s regional offices located in New York, New York and Chicago, Illinois. Copies of all or any part of the registration statement may be obtained from these offices after payment of fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

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

Foreign exchange risk

     As of September 30, 2001 we had debt outstanding denominated in U.S. dollars of approximately US$719 million. Since the majority of our revenue is in Canadian dollars, we are, and will continue to be, exposed to fluctuations in the exchange rate between Canadian and U.S. dollars and the uncertainty of the amount of Canadian dollars that will be required to service the principal and interest payments under our U.S. dollar denominated debt. In order to minimize these effects, as at September 30, 2001, we had entered into certain cross currency interest-rate swaps to hedge approximately 73% of our outstanding U.S. dollar denominated debt. As at September 30, 2001, the fair value of these swap agreements was $71 million . We do not utilize these financial instruments for trading or other speculative purposes.

     Based on our September 30, 2001 balances, a 1 percent change in the foreign currency exchange rate between the Canadian and U.S. dollar would have an impact of $3 million on the unhedged portion of our long-term debt. Any substantial increase in the U.S. dollar relative to the Canadian dollar could affect our results of operations and our ability to meet our future payment obligations on our debt.

Interest rate risk

     A portion of our debt outstanding bears interest at a floating rate, therefore, we are and will continue to be, exposed to fluctuations in the prime and/or LIBOR interest rates. A 1 percent interest rate change on our floating interest rate long-term debt outstanding at September 30, 2001, would have an annual impact of $5 million on our interest cost.

Credit risk

     Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, and accounts receivable. Our cash and cash equivalents are deposited with highly rated financial institutions. Our accounts receivable are derived from revenue earned from customers located in Canada. We perform ongoing credit evaluations on our customers’ financial condition and, generally, require no collateral from our customers. We maintain an allowance for doubtful accounts receivable based upon expected collectibility of accounts receivable.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15:	RESERVED

ITEM 16:	RESERVED

PART III

ITEM 17:	FINANCIAL STATEMENTS

Not applicable

ITEM 18:	FINANCIAL STATEMENTS

AUDITORS’ REPORT

To the Board of Directors of
GT Group Telecom Inc.

We have audited the consolidated balance sheets of GT Group Telecom Inc. as at September 30, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years ended September 30, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2001 and 2000 and the results of its operations and its cash flows for the years ended September 30, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada November 6, 2001	/s/ PricewaterhouseCoopers LLP Chartered Accountants

GT Group Telecom Inc.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	September 30

	2001	2000

	$	$
Assets
Current assets
Cash and cash equivalents	349,220	444,050
Accounts receivable (note 4)	73,085	49,952
Prepaid expenses	7,849	5,939
Inventory	620	436

	430,774	500,377
Prepayments on property, plant and equipment (notes 3(b) and 3(c))	132,852	203,703
Property, plant and equipment (note 5)	1,419,319	954,917
Long-term investment (note 6)	—	43,238
Goodwill (note 7)	124,097	131,464
Other assets (note 8)	110,047	112,606

	2,217,089	1,946,305

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 9)	133,140	111,395
Unearned revenue (note 10)	175	544
Current portion of long-term debt (note 11)	22,295	4,348

	155,610	116,287
Long-term unearned revenue (note 10)	1,159	1,255
Long-term debt (note 11)	1,434,835	965,965
Deferred gain on financial instruments	21,618	—

	1,613,222	1,083,507

Shareholders’ Equity
Share capital (note 12)
Authorized
Preferred
50,000,000 Series A convertible first preference shares without par value
100,000,000 Series B convertible first preference shares without per value
Common shares
Unlimited number of Class A voting and convertible Class B non-voting common shares without par value
Issued and outstanding
Common shares
80,969,474 Class A voting shares (2000 – 79,542,239)	466,415	463,333
54,052,684 Class B non-voting shares (2000 – 41,105,767)	617,300	495,370

	1,083,715	958,703
Additional paid-in capital	255	255
Warrants	53,526	58,776
Loans to officers (note 12(g))	(3,868)	(3,868)
Deficit	(529,761)	(151,068)

	603,867	862,798

	2,217,089	1,946,305

Commitments and contingencies (note 16)
Reconciliation to accounting principles generally accepted in the United States (note 20).
See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ James G. Matkin	/s/ James Mansour	/s/ P. Kenneth Kilgour

GT Group Telecom Inc.

Consolidated Statements of Operations and Deficit

(expressed in thousands of Canadian dollars, except per share amounts)

	Years ended September 30,

	2001	2000	1999

	$	$	$

Revenue	209,123	73,251	2,705
Cost of sales and services	123,085	51,336	1,808

	86,038	21,915	897
Selling, general and administrative expenses	176,306	100,959	10,219

	(90,268)	(79,044)	(9,322)

Depreciation and amortization	109,812	43,055	853

Interest and finance items
Interest income	(18,525)	(22,208)	(920)
Interest expense	155,087	81,207	262
Finance charges	6,623	4,631	192
Foreign exchange loss (gain)	(10,669)	(9,276)	93

	132,516	54,354	(373)

Loss on sale of long-term investment	40,965	—	—

Loss before income taxes	(373,561)	(176,453)	(9,802)

Provision for (recovery of) income taxes (note 13)
Current	5,132	3,833	165
Future	—	(42,300)	—

	5,132	(38,467)	165

Loss for the year	(378,693)	(137,986)	(9,967)
Deficit – beginning of year	(151,068)	(13,082)	(3,115)

Deficit – end of year	(529,761)	(151,068)	(13,082)

Basic and diluted loss per share	(2.90)	(1.83)	(0.56)

Weighted average number of outstanding common shares (in thousands)	130,425	75,442	17,859

Reconciliation to accounting principles generally accepted in the United States (note 20).
See accompanying notes to consolidated financial statements.

GT Group Telecom Inc.

Consolidated Statement of Cash Flows

(expressed in thousands of Canadian dollars)

	Years ended September 30,

	2001	2000	1999

	$	$	$

Cash provided by (used in)

Operating activities
Loss for the year	(378,693)	(137,986)	(9,967)
Items not affecting cash
Depreciation and amortization	109,812	43,055	853
Non-cash interest expense	132,834	79,832	—
Loss on sale of long-term investment	40,965	—	—
Shares issued for interest on long-term debt	—	—	171
Recovery of future income taxes	—	(42,300)	—
Foreign exchange (gain) loss	(7,681)	(8,223)	1,010

	(102,763)	(65,622)	(7,933)

Changes in non-cash working capital items
Increase in accounts receivable	(20,244)	(44,112)	(2,417)
Increase in prepaid expenses	(1,861)	(5,179)	(500)
Decrease (increase) in inventory	(183)	343	(545)
Increase in accounts payable and accrued liabilities	10,044	58,276	1,108
Increase (decrease) in unearned revenue	(465)	(605)	2,077

	(12,709)	8,723	(277)

Cash used in operating activities	(115,472)	(56,899)	(8,210)

Financing activities
Proceeds from long-term debt	77,000	690,711	4,421
Proceeds from monetization of swap agreements	61,045	—	—
Issuance of shares	103,783	396,120	71,526
Proceeds from issuance of warrants	—	58,776	—

	241,828	1,145,607	75,947

Investing activities
Business acquisitions	(5,080)	(446,720)	—
Purchase of property, plant and equipment	(216,482)	(153,569)	(8,454)
Increase in other assets	(9,357)	(64,832)	(1,085)
Proceeds from sale (purchase) of long-term investment	2,275	(43,238)	—
Issuance of loans to officers	—	(3,868)	—

	(228,644)	(712,227)	(9,539)

Effect of exchange rate changes on cash held in foreign currencies	7,458	7,718	(823)

Increase (decrease) in cash and cash equivalents	(94,830)	384,199	57,375
Cash and cash equivalents – beginning of year	444,050	59,851	2,476

Cash and cash equivalents – end of year	349,220	444,050	59,851

Additional cash flow disclosures (note 17)
See accompanying notes to consolidated financial statements.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1	Nature of Business

GT Group Telecom Inc. (GT) and its wholly owned subsidiaries GT Group Telecom Services Corp. and GT Group Telecom Services USA Corp. (collectively known as the company) markets and sells telecommunications services and related products over its owned fibre-optic network to small and medium-sized businesses, large enterprises and telecommunications providers. The company also collocates with the incumbents’ facilities, and uses unbundled loops to extend the reach of its network. The company provides data, Internet, application and voice services and derives revenue from network usage and access, equipment sales, collocation and installation services. The company also sells dark fibre to other telecommunication providers.

2	Significant accounting policies

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which, in the case of the company, conform in all material respects with those in the United States, except as outlined in note 20.

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

Revenue recognition

Revenue from network usage and access is recognized when services are provided. Revenue from equipment sales is recognized at the time the equipment is delivered and accepted by the customer. Revenue from installation services and from collocations, where the company provides a location and services for the customers’ servers and telecommunications equipment, is recognized as services are rendered.

Revenue on the sale of dark fibre is recognized when there is persuasive evidence of an agreement, the price is fixed or determinable, collectibility is reasonably assured and title has been transferred. Income from operating leases of fibre-optic facilities is recognized on a straight-line basis over the term of the lease.

Unearned revenue is recorded for services and operating leases when cash payment has been received in advance and is recognized as revenue in the period in which the services are provided.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided over estimated useful lives on a straight-line basis at the following annual rates:

Buildings	7%
Furniture and fixtures	20%
Computer equipment and software	33%
Telecommunications networks	5% to 20%
Leasehold improvements	over the term of the leases (4-8 years)

Telecommunications networks, which are installed on rights of way granted by others, include construction costs, costs of acquiring rights of way, interest costs and network design costs, all of which are incurred in developing new networks or expanding existing networks. Amortization commences when the assets are available for use.

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

Long-term investment

The long-term investment is accounted for on the cost basis. The carrying value of the investment is written down to net realizable value when the loss in value is considered to be other than temporary.

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

Non-compete agreements, licence rights and deferred charges are amortized on a straight-line basis over the term of the agreements or estimated useful life ranging from 3 to 10 years.

Financing costs are amortized on a straight-line basis over the terms of the related debt financing.

Effective October 1, 2001, the company will adopt the Canadian Institute of Chartered Accountants (CICA) Handbook (HB) section 1581, “Business Combinations”, and section 3062, “Goodwill and Other Intangible Assets”. The new sections are consistent with U.S. pronouncements, Statement of Financial Accounting Standards (SFAS) No. 141 “Business Combinations”, and SFAS No 142, “Goodwill and Other Intangible Assets”, issued by the Financial Accounting Standards Board (FASB) in July 2001.

HB 1581 and SFAS No. 141 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and provide guidance on the initial recognition and measurement of goodwill and other intangible assets acquired after the implementation date. The use of pooling is no longer permitted. Under HB 3062 and SFAS No. 142, which can only be applied prospectively, goodwill and indefinite-life intangible assets are not amortized, but are tested for impairment annually or more frequently as required. Intangible assets that do have definite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with HB 3062 and SFAS No. 142. An impairment loss is recognized when the fair value of goodwill or intangibles is less than the carrying amount of those items.

The company currently accounts for all business combinations under the purchase method and does not expect adoption of HB 1581 and SFAS No. 141 to have an effect on the results of its operations. The company is currently evaluating the impact of the adoption of HB 3062 and SFAS No. 142 and has not yet determined the full effect of adoption on its results of operations or financial position. If goodwill had been amortized in 2001, the reported net loss would have been reduced by $7 million.

Stock-based compensation plan

The company has a stock-based compensation plan, which is described in note 12(f). No compensation expense is recognized for the plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

Foreign currency translation

The company translates all foreign currency denominated monetary assets and liabilities at year-end exchange rates. Revenues and expenses are translated at the rates prevailing on the respective transaction dates. Exchange gains and losses resulting from movements in rates are reflected in net income in the year except for gains or losses relating to long-term monetary liabilities which are deferred and amortized over the remaining term of the assets and liabilities.

The company hedges its exposure to foreign currency exchange rate risk on long-term debt through the purchase of cross currency swaps and by designating existing foreign currency-denominated monetary assets. All such instruments are only used for risk management purposes and are designated as hedges of specific debt instruments. Accordingly, foreign exchange gains and losses on hedge instruments are recorded in the same period as the corresponding gains and losses on the related long-term debt. For cross currency interest rate swaps that are monetized or unwound, the company defers and amortizes any gains realized over the remaining term of the long-term debt originally hedged.

Effective October 1, 2001, the company will adopt the revised recommendations of the CICA Handbook section 1650 “Foreign Currency Translation” which are to be applied by companies for fiscal years beginning on or after January 1, 2002. The revised handbook section requires the immediate recognition in income of unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life as opposed to unrealized gains and losses being deferred and amortized over the remaining term of the long-term monetary items. The revised recommendations are to be applied retroactively with prior years’ financial statements being restated. The effect of applying the revisions will be that foreign exchange gains and losses on long-term debt currently deferred and amortized over the term of the debt will be reflected in the statement of operations. The reported losses for the years ended in 2001 and 2000 will be increased by $4 million and $2 million, respectively.

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

Basic and diluted loss per share

Basic and diluted loss per share is calculated using the weighted average number of common shares outstanding during the years. Common share issuable on exercise of warrants for nil consideration are included as outstanding common shares. The exercise of options and warrants outstanding at September 30, 2001, 2000 and 1999, would have an anti-dilutive effect on basic loss per common share.

Effective October 1, 2000, the company adopted the revised recommendations of the CICA Handbook section 3500 “Earnings per Share”. The revised handbook section requires the use of the treasury stock method to compute the dilutive effect of stock options and warrants. The adoption of these recommendations had no effect as the exercise of options has an anti-dilutive effect on basic loss per common share.

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

3	Business acquisitions

Details of business acquisitions during the years ended September 30, 2001 and 2000 are as follows:

	2001	2000

		Shaw	Videon	Cable
	C1	FiberLink	Fiberlink	Atlantic
	(a)	(b)	(c)	(d)	Other	Total
	$	$	$	$	$	$

Assets
Indefeasible right to use agreements:
Property, plant and equipment for constructed fibres	38,880	329,000	88,359	29,689	—	447,048
Prepayment for fibres to be constructed	—	223,000	7,600	—	—	230,600
Property, plant and equipment	6,830	100,000	7,397	17,560	435	125,392
License rights	—	13,800	—	—	—	13,800
Non-compete agreements	—	15,000	—	1,200	—	16,200
Goodwill including acquisition costs	—	119,513	—	25,025	3,261	147,799
Current assets	3,121	204	784	1,107	24	2,119

	48,831	800,517	104,140	74,581	3,720	982,958

Liabilities
Current liabilities	4,193	246	—	881	—	1,127
Obligations under capital lease	21,578	—	—	—	—	—
Future income taxes	—	28,200	—	14,100	—	42,300

	25,771	28,446	—	14,981	—	43,427

Purchase consideration
Cash paid	5,080	360,000	68,784	15,226	2,710	446,720
Class A voting shares	—	—	—	—	1,010	1,010
Class B non-voting shares	15,980	—	32,356	42,374	—	74,730
Series B first preference shares	—	400,071	—	—	—	400,071
Acquisition costs	2,000	12,000	3,000	2,000	—	17,000

	23,060	772,071	104,140	59,600	3,720	939,531

Number of Shares issued
Class A voting shares	—	—	—	—	336,666	336,666

Class B non-voting shares	2,372,000	—	1,667,000	1,740,196	—	3,407,196

Series B first preference shares	—	29,096,097	—	—	—	29,096,097

Business acquisitions are accounted for by the purchase method of accounting under which the assets and liabilities purchased are recorded at their fair values with the excess of the purchase price over the fair value of identifiable assets and liabilities acquired recorded as goodwill. The results of operations are included in the company’s consolidated statements of operations from the dates of acquisition.

(a)	C1

In April 2001, the company purchased from C.1.Com Inc. (C1) all the property and assets used in its Atlantic Canada competitive local exchange carrier business. The company also assumed the rights and obligations with respect to an existing indefeasible right to use agreement, which has granted the company the right to use certain specifically identified existing fibres through to 2020.

(b)	Shaw FiberLink

In February 2000, the company purchased from Shaw Communications Inc. (Shaw Communications) and Shaw FiberLink Ltd. (Shaw FiberLink) all of the property and assets of Shaw FiberLink used in connection with the high-speed data and competitive access business.

The company and Shaw FiberLink also entered into an indefeasible right to use agreement which grants the company an indefeasible right to use certain specifically identified existing fibres in the fibre-optic networks of Shaw Communications for 60 years. Certain of the existing fibres located in New Brunswick, Canada under the indefeasible right to use agreement will be available for use in 2003. In addition, the company received an indefeasible right to use fibres to be built by February 2003 in mutually agreed locations. As at September 30, 2001, the carrying value of newly constructed fibres obtained for use by the company under this agreement amounts to $98 million.

(c)	Videon Fiberlink

In April 2000, the company purchased from Moffat Communications Limited (Moffat Communications) all the property and assets used as a competitive access provider in its Videon Fiberlink business. The company and Moffat Communications also entered into an indefeasible right to use agreement which granted the company an indefeasible right to use certain specifically identified existing fibres in the fibre-optic networks of Moffat Communications for 30 years. In addition, the company received an infeasible right to use fibres to be built by April 2003 in mutually agreed upon locations.

(d)	Cable Atlantic

In July 2000, the company purchased from Cable Atlantic Inc. (Cable Atlantic) all the property and assets used in connection with the fibre-optic telecom business. The company also entered into an indefeasible right to use agreement which granted the company an indefeasible right to use certain specifically identified existing fibres in the fibre-optic networks of Cable Atlantic for 30 years.

4	Accounts receivable

	September 30,

	2001	2000
	$	$

Trade receivables	56,482	34,759
Goods and sales taxes recoverable	15,414	12,568
Employee receivables	3,879	3,105
Other	769	4,026
Allowance for doubtful accounts	(3,459)	(4,506)

	73,085	49,952

5	Property, plant and equipment

	September 30, 2001

		Accumulated
	Cost	Depreciation	Net
	$	$	$

Land	550	—	550
Buildings	4,000	457	3,543
Furniture and fixtures	6,935	2,174	4,761
Computer equipment and software	77,750	35,142	42,608
Telecommunications networks	1,430,818	74,846	1,355,972
Leasehold improvements	14,841	2,956	11,885

	1,534,894	115,575	1,419,319

	September 30, 2000

		Accumulated
	Cost	Depreciation	Net
	$	$	$

Land	550	—	550
Buildings	3,950	139	3,811
Furniture and fixtures	4,694	664	4,030
Computer equipment and software	40,786	3,094	37,692
Telecommunications networks	927,734	27,059	900,675
Leasehold improvements	8,702	543	8,159

	986,416	31,499	954,917

Included in telecommunications networks as at September 30, 2001 are costs of $66 million (2000 — $87 million) relating to assets not yet available, for use on which no depreciation has been charged.

Included in telecommunication networks are assets under capital lease and long-term indefeasible right to use arrangements with a cost of $537 million (2000 — $447 million) and accumulated depreciation of $37 million (2000 - $13 million).

Furniture, equipment and software, as at September 30, 2001, include capital lease asset costs of $5 million (2000 — $4 million), and related accumulated depreciation of $2 million (2000 — $1 million).

In each of the years ended September 30, 2001 and 2000 interest and finance charges of $3 million were capitalized on projects under construction.

6	Long-term investment

In June 2001, the company sold its long-term investment in 360networks inc. for $2 million in cash, realizing a loss of $41 million.

7	Goodwill

	September 30,

	2001	2000
	$	$

Goodwill net of accumulated amortization of $11,697 (2000 - $4,319)	124,097	131,464

8	Other assets

	September 30,

	2001	2000
	$	$

Deferred financing charges net of accumulated amortization of $13,248 (2000 - $2,684)	47,473	48,609
Non-compete agreements and licence rights net of accumulated amortization of $9,633 (2000 - $4,098)	19,792	26,172
Deferred charges net of accumulated amortization of $1,881 (2000 - $527)	17,626	19,122
Unrealized benefit of cross currency interest-rate swap	19,155	17,037
Deferred foreign exchange loss net of accumulated
amortization of $1,344 (2000 - $179)	6,001	1,666

	110,047	112,606

9	Accounts payable and accrued liabilities

	September 30,

	2001	2000
	$	$

Trade accounts payable	40,975	53,404
Accounts payable and accruals for purchases of property, plant and equipment	39,030	32,498
Accrued vacation pay and bonuses	17,065	10,795
Capital tax, large corporations tax and sales taxes payable	12,150	6,786
Accrued cost of services	10,401	—
Other accrued liabilities	13,519	7,912

	133,140	111,395

10	Unearned revenue

Unearned revenue represents amounts related to an operating lease arrangement entered into in April 1999, whereby the company is the lessor of 24 strands of dark fibre including rights of way. The company received an up-front fee for installation costs related to the placement of fibre-optic cable, building entrances and fibre-optic cable connections to the lessee’s existing cable facilities which is presented as unearned revenue and is being recognized as income over the initial term of the lease. Under this contract, the company also receives annual payments for lease and rights of way which are being recognized as income in equal annual amounts. The lease period ends in April, 2009, however the lessee has the option to extend the lease for an additional ten years. Minimum lease payments receivable for the next five years and thereafter are as follows:

$

Year ending September 30,
2002	500
2003	500
2004	250
2005	250
2006	250
Thereafter	500

11	Long-term debt

	September 30,

	2001	2000
	$	$

Senior discount notes (a)	825,136	679,698
Vendor financing (b(i))	289,599	153,565
Vendor financing (b(ii))	66,031	31,859
Senior bank facility (c)	178,544	100,144
Obligations under capital leases (d)	97,820	5,047

	1,457,130	970,313
Less: current portion	22,295	4,348

	1,434,835	965,965

Repayments of long-term debt in each of the next five years are as follows:

	Senior		Senior
	discount	Vendor	bank
	notes	financing	facility
	$	$	$

Year ending September 30,
2002	—	1,357	139
2003	—	14,094	4,969
2004	—	20,947	10,140
2005	95,886	20,947	15,140
2006	191,772	27,415	44,281

(a)	Senior discount notes

Pursuant to an indenture dated February 1, 2000, the company issued 855,000 units, consisting of U.S. $855 million (issued at a price of 52.651% of the stated amount) of 13.25% senior discount notes due 2010 and 855,000 warrants to purchase 4,198,563 Class B non-voting shares. Gross proceeds amounted to U.S. $450 million, equivalent to approximately Cdn. $651 million. Expenses related to the offering amounted to approximately $20 million. Of the total proceeds, $592 million was allocated to the senior discount notes and $59 million was allocated to the share purchase warrants.

The senior discount notes accrue interest at 13.25% on the face value of the notes until February 1, 2005. The interest accrued to February 1, 2005, is payable at maturity together with the face value of the notes. After February 1, 2005, interest is payable semi-annually in cash in arrears February 1 and August 1 of each year, at an annual rate of 13.25%. The effective annual interest rate on the senior discount notes is 14.93% as the cost of the purchase warrants is being amortized over the term of the senior discount notes.

On or after February 1, 2003, the company can elect to commence the payment of interest in cash semi-annually on February 1 and August 1 of each year, thereby reducing the stated amount of the note.

The company has an early redemption option at any time after February 1, 2005, for all or part of the senior discount notes. The redemption prices for the notes for each year ending February 1 are as follows: 106.625% in 2005, 104.417% in 2006, 102.208% in 2007 and 100% thereafter, plus unpaid interest. In addition, prior to February 1, 2005, the company may redeem up to 35% of the notes at a redemption price of 113.25% of the outstanding amounts of the notes, at the time of redemption.

The notes are unsecured obligations of the company and the indenture contains certain restrictive covenants including limitation on indebtedness, restriction on the payment of dividends and other payments, limitations on liens, asset dispositions, change of control and limitation on transactions with subsidiaries.

To reduce the exposure to U.S. dollar exchange rate fluctuations, the company has entered into cross currency swaps as described in note 14.

(b)	Vendor financing

(i)	On February 3, 2000, the company entered into a U.S.$315 million facility with a particular vendor to finance the purchase and installation of telecommunications equipment and services. This vendor facility matures on June 30, 2008, with quarterly principal repayments at the rate of 1.25% of the amount outstanding, starting on March 31, 2003, until December 31, 2007. In March and June of 2008, the principal is repayable in two instalments of 37.5% of the outstanding amount.

The balance of $290 million under this facility as at September 30, 2001 is comprised of amounts to be drawn of $7 million, and amounts drawn on the vendor credit facility of $283 million (denominated as U.S. $179 million).

Availability under the credit facility is by way of multiple draw-downs. At the option of the company, draw-downs under the credit facility bear interest at either LIBOR plus an applicable margin or U.S. Prime Rate plus an applicable margin. Depending on the ratio of consolidated total debt to annualized earnings before interest, taxes and amortization, the margin added to the LIBOR is between 3.0% and 4.5%, and the margin added to the U.S. Prime Rate is between 2.0% and 3.5%. The effective interest rate on outstanding amounts during the year ended September 30, 2001, was 9.6% (2000 — 11.5%).

In addition, a commitment fee varying between 0.75% and 1.50%, depending on the level of utilization of the vendor facility is payable on the undrawn portion.

(ii)	On September 29, 2000, the company entered into a new vendor credit facility for $120 million to finance the purchase and installation of telecommunication equipment and services provided by a vendor. This vendor credit facility matures September 29, 2007 with annual principal repayment at a rate of 4.89% of the outstanding amount on September 30, 2003, 10% on September 30, 2004 and September 30, 2005, 20% on September 20, 2006, and 55.11% on September 29, 2007. Availability under the vendor credit facility is by way of multiple draw-downs.

The balance drawn this facility as at September 30, 2001, of $66 million is comprised of amounts to be drawn of $4 million, and amounts drawn on the credit facility of $62 million.

At the option of the company, the credit facility bears interest at either the prime rate (published rate of a Schedule I Canadian bank) or the quoted banker acceptances rate (BA rate) plus an applicable margin. The applicable margin on prime rate loans ranges from 2.00% to 3.25%, and the margin applicable to BA rate loans ranges from 3.00% to 4.25%, depending upon the company’s consolidated ratio of total debt to annualized earnings before interest, taxes and amortization. The effective interest rate on outstanding amounts during the year ended September 30, 2001, was 9.6% (2000 — 12.0%).

In addition, a commitment fee of 0.5% per annum is payable on the undrawn portion of the credit facility.

(c)	Senior bank facility

On February 3, 2000, the company entered into a credit agreement for a senior bank facility for an amount of $220 million. The bank facility is comprised of a $120 million seven-year revolving reducing term loan and a $100 million reducing term loan.

The $120 million revolving term loan reduces, starting February 3, 2003 to $108 million and reduces on every anniversary thereafter to $90 million in 2004, $72 million in 2005, $48 million in 2006 and nil in 2007. The $100 million reducing term loan is amortized annually by 4.9% on February 3, 2003, 10% on February 3, 2004 and 2005, 20% on February 3, 2006 and 55.1% on February 3, 2007.

At the option of the company, the bank facility may be used as LIBOR loans denominated in U.S. dollars, banker’s acceptances in Canadian dollars, U.S. base rate loans in U.S. dollars and standby letters of credit in Canadian or U.S. dollars. The margins added to the applicable interest rates may vary from 2.0% to 4.5%, depending upon the company’s consolidated ratio of total debt to annualized earnings before interest, taxes and amortization. The effective interest rate on outstanding amounts during the year ended September 30, 2001, was 8.0% (2000 — 11.9%).

Collateral agency and intercreditor agreement

The company has granted the lenders under the vendor credit facilities and the senior bank credit facility general security agreements providing the lenders a first priority lien on all the present and future property and assets of a subsidiary of the company. The parties to the various credit agreements have entered into an amended and restated collateral agency and intercreditor agreement, which, among other things, sets out the agreement between the lenders for the priority and security of the obligations of the company’s subsidiaries to the lenders, and rights enforcement and allocation of proceeds.

The credit facility agreement contains certain covenants that restrict the ability of the company and its subsidiaries to incur additional indebtedness and issue certain preferred stock, pay dividends or make other distributions, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the company or its subsidiaries, issue or sell equity interests of the company’s subsidiaries or enter into certain mergers and consolidations.

The company is in compliance with all of its debt covenants as at September 30, 2001.

(d)	Obligations under capital leases

Capital leases are payable in monthly or quarterly instalments with interest at annual rates varying between 6 % and 13%. Interest expense on capital leases during the year ended September 30, 2001, was $10 million (2000 — $1 million).

Repayments of capital leases payable in each of the next five years are as follows:

$

Year ending September 30,
2002	19,386
2003	20,607
2004	15,196
2005	9,654
2006	9,653
Thereafter	137,139

211,635
Less: amount representing interest	(113,815)

97,820

12	Share capital

Authorized

Preferred

An unlimited number of non-voting first and second preference shares without nominal or par value can be issued. The first and second preference shares may be issued in one or more series. Each share is convertible at the option of the holder into either Class A voting shares or Class B non-voting shares, depending on foreign ownership restrictions then in place, and automatically upon an initial public offering of such shares, initially on a one-to-one basis to May 7, 2000, with a compound increase of 10%, subject to adjustment. The Board of Directors of the company may fix the number of shares in each series and designate rights, privileges, restriction, conditions and other provisions. The first and second preference shares shall be entitled to preference over any other shares of the company with respect to the payment of dividends and in the event of liquidation of the company.

On May 7, 1999 and February 14, 2000, Series A and Series B first preference shares were created, respectively. In addition to the rights and privileges of the first preference shares described above, the Series A and Series B first preference shares have a liquidation value equal to the price paid for the share plus a compound annual rate of return of 10% and have anti-dilutive provisions protecting their conversion into Class A voting shares or Class B non-voting shares. At September 30, 2001 and 2000, there were 50,000,000 authorized Series A and 100,000,000 authorized Series B first preference shares.

Common

An unlimited number of Class A voting shares and Class B non-voting shares without nominal or par value can be issued. Other than with respect to voting rights and limited conversion rights, the two classes of common shares have identical rights. Each Class B non-voting share may, under certain limited circumstances at the option of the holder, be converted into one Class A voting share. The holders of Class A and B shares are entitled to receive dividends as determined by the Board of Directors, subject to the rights of the holders of the preferred shares. The holders of Class A voting and Class B non-voting shares are also entitled to participate equally in the event of liquidation of the company, subject to the rights of the holders of the preferred shares.

Issued

	Number of	Number of	Number of	Number of
	Class A	Class B	Series A	Series B
	voting	non-voting	first preference	first preference	Amount
	shares	shares	shares	shares	$

Balance as at September 30, 1998	15,288,420	—	—	—	8,646
Class A voting shares issued for:
Cash	2,004,322	—	—	—	3,480
Upon exercise of options (f)	630,000	—	—	—	70
Upon conversion of debentures (d)	338,407	—	—	—	423
Share issuance costs	—	—	—	—	(46)
Class B non-voting shares issued for:
Cash	—	721,101	—	—	901
Upon conversion of debentures (d)	—	3,427,468	—	—	4,284
Share issuance costs	—	—	—	—	(159)
Series A first preference shares issued for:
Cash	—	—	27,666,667	—	41,500
Upon exercise of options (e)	—	—	13,833,335	—	25,938
Share issuance costs	—	—	—	—	(157)

Balance as at September 30, 1999	18,261,149	4,148,569	41,500,002	—	84,880
Class A voting shares issued for:
Cash	35,000	—	—	—	280
Purchase of businesses (note 3)	336,666	—	—	—	1,010
Upon exercise of options (f)	313,327	—	—	—	336
Class B non-voting shares issued for:
Cash (a)	—	20,700,000	—	—	422,280
Upon exercise of options (f)	—	1,850,000	—	—	3,875
Purchase of businesses (note 3)	—	3,407,196	—	29,096,097	474,801
Share issuance costs	—	—	—	—	(30,634)
Series A first preference shares issued for:
Acquisition of rights of way	—	—	1,000,000	—	1,875
Conversions (b)	60,596,097	11,000,002	(42,500,002)	(29,096,097)	—

Balance as at September 30, 2000	79,542,239	41,105,767	—	—	958,703
Class A voting shares issued
Upon exercise of options (f)	1,327,235	—	—	—	3,032
Class B non-voting shares issued for:
Cash (c)	—	10,000,000	—	—	105,000
Upon exercise of options (f)	—	200,000	—	—	375
Purchase of businesses (note 3)	—	2,372,000	—	—	15,980
Upon exercise warrants (f)	100,000	374,917	—	—	5,299
Share issuance costs	—	—	—	—	(4,674)

Balance as at September 30, 2001	80,969,474	54,052,684	—	—	1,083,715

(a)	Initial public offering

Pursuant to an Initial Public Offering on March 15, 2000, the company issued 18,000,000 Class B non-voting shares for aggregate cash proceeds of U.S.$233 million, net of U.S.$19 million in underwriting commissions and expenses of the offering. In addition, the underwriters exercised their option to purchase an additional 2,700,000 Class B non-voting shares for net proceeds of U.S.$35.2 million to the company. Aggregate net proceeds of the Initial Public Offering amounted to $392 million (U.S.$249 million).

(b)	Conversion of shares

On completion of the company’s initial public offering on March 15, 2000, 42,500,002 series A and 29,096,097 series B first preference shares were automatically converted into 60,596,097 Class A voting shares and 11,000,002 Class B non-voting shares on a one-for-one basis.

(c)	Common share offering

On May 29, 2001, the company issued 10,000,000 Class B non-voting shares for an aggregate cash proceeds of $100 million, net of $5 million in underwriting commissions and expenses of the offering.

(d)	Convertible debentures

On December 15, 1998 and March 5, 1999, the company issued 12% convertible debentures totalling $5 million due March 31, 2000. The debentures plus accrued interest could be converted by the company into fully-paid Series A first preference shares at a conversion price of $1.25 per preference share before July 1, 1999 (Mandatory Conversion Period). If the company did not exercise its right to convert the debentures into Series A first preference shares, each holder of debentures had the option to convert the debentures into fully paid Class A voting shares or Class B non-voting shares at a conversion price of $1.25 per share, in compliance with Canadian Radio-television and Telecommunications Commission foreign ownership restrictions in effect at the time of conversion.

On April 30, 1999, the company waived the condition that the debentures be converted to Series A first preference shares, and all debentures including accrued interest were converted into 338,407 Class A voting shares and 3,427,468 Class B non-voting shares.

(e)	Preference share purchase options

On May 7, 1999, the company issued 27,666,667 units to a group of institutional shareholders at $1.50 per unit. Each unit consisted of one Series A first preference share and an option to purchase half of one Series A first preference share at a share price of $1.875 until August 10, 1999 and at $2.25 until November 10, 1999. As at September 30, 1999, all the options had been exercised, resulting in the issuance of 13,833,335 Series A first preference shares.

(f)	Common share options and warrants

Options

The Board of Directors has established a stock option plan under which options to purchase Class A voting shares and Class B non-voting shares are granted to directors, officers and employees of the company. Options are granted at exercise prices estimated to be at least equal to the fair value of the shares, vest over a three-year period and generally expire five years from the date of grant. As at September 30, 2001, there were 6,581,384 (2000 — 5,594,635) options to purchase Class A voting shares and 1,885,000 (2000 — 1,770,600) options to purchase Class B non-voting shares outstanding. These options expire between September 2003 and September 2006.

Option activity for each of the years is as follows:

	2001		2000

		Weighted average		Weighted average
		exercise price		exercise price
	Number	$	Number	$

Outstanding — beginning of year	7,365,235	6.36	4,461,842	1.64
Class A voting shares
Granted	3,033,014	15.90	4,076,700	9.09
Exercised	(1,327,235)	2.26	(313,327)	1.07
Class B non-voting shares
Granted	335,000	19.42	1,320,600	5.20
Exercised	(200,000)	1.88	(1,850,000)	2.10
Cancelled upon employee terminations	(739,630)	14.45	(330,580)	7.76

Outstanding — end of year	8,466,384	10.51	7,365,235	6.36

Exercisable — end of year
Class A voting shares	2,973,471	9.55	2,289,626	3.47
Class B non-voting shares	1,151,063	4.76	715,525	2.83

Total	4,124,534	8.22	3,005,151	3.32

A summary of stock options outstanding at September 30, 2001, is set out below:

	Outstanding stock options			Exercisable stock options

		Weighted-average
		Remaining	Weighted-average		Weighted-average
Exercise price		Contractual	exercise price		exercise price
$	Number	Life	$	Number	$

0.50 - 2.65	1,378,198	2.6 years	1.40	1,107,191	1.37
2.66 - 5.29	1,698,600	3.3 years	3.05	1,046,308	3.00
5.30 - 7.94	290,449	4.6 years	6.84	41,449	6.63
7.95 -10.58	1,757,771	3.5 years	8.09	799,435	8.02
10.59 - 13.23	81,189	4.1 years	12.33	20,214	12.29
13.24 - 15.88	144,281	4.2 years	14.04	35,112	13.97
15.89 - 18.52	119,100	4.2 years	17.09	27,614	17.13
18.53 - 21.17	2,621,493	3.9 years	19.66	902,088	19.75
21.18 - 23.81	43,634	3.8 years	23.15	16,425	23.16
23.82 - 26.46	331,669	3.8 years	24.34	128,698	24.33

	8,466,384	3.5 years	$10.51	4,124,534	$8.22

A summary of stock options outstanding at September 30, 2000 is set out below:

	Outstanding stock options			Exercisable stock options

		Weighted-average
		Remaining	Weighted-average		Weighted-average
Exercise price		Contractual	Exercise price		exercise price
$	Number	Life	$	Number	$

0.50 - 1.875	2,437,513	3.0 years	1.42	1,908,634	1.40
3.00	2,025,932	4.0 years	3.00	599,463	3.00
8.00	1,890,289	4.4 years	8.00	380,097	8.00
20.40 - 20.86	666,801	4.6 years	20.52	94,241	20.48
24.08	300,700	4.8 years	24.08	20,882	24.08
26.21	44,000	4.9 years	26.21	1,834	26.21

	7,365,235	3.9 years	$6.36	3,005,151	$3.32

Warrants

At September 30, 2001, there were nil (2000 — 100,000) warrants to purchase Class A voting shares and 778,651 (2000 — 855,000) warrants to purchase Class B non-voting shares outstanding.

Warrant activity for each of the years is as follows:

	2001		2000

		Weighted average		Weighted average
		exercise price		exercise price
	Number	$	Number	$

Outstanding — beginning of year	955,000	0.05	100,000	0.50
Class A voting shares
Exercised	(100,000)	0.50	—	—
Class B non-voting shares
Granted	—	—	855,000	—
Exercised	(76,349)	—	—	—

Outstanding — end of year	778,651	—	955,000	0.05

The warrants for Class B non-voting shares were issued at a value of $59 million pursuant to an indenture dated February 1, 2000 (note 11(a)). Each warrant entitles the holder to purchase 4.9106 Class B non- voting shares through to February 1, 2010, for nil consideration. Under the terms of the indenture, the warrants are exercisable after November 2000, following a registration of the warrants and associated Class B non-voting shares which was completed by the company.

(g) Loans to officers

Pursuant to employment contracts, certain officers have been provided option-exercise loans which bear interest at the effective applicable federal interest rate of the Internal Revenue Code and are due the earlier of: (i) five years from the date of purchase ranging from September 1, 2004, to January 4, 2005, (ii) cessation of employment or (iii) upon the sale of the shares purchased. The option-exercise loans are secured by a first charge against the shares purchased. These loans amount to $4 million at September 30, 2001 and 2000.

13. Income taxes

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	September 30,

	2001	2000
	$	$
Future income tax assets
Accounts receivable	1,168	1,876
Long-term debt	17,181	6,149
Obligations under capital leases	18,328	—
Deferred gain on financial instruments	3,395	—
Debt and share issue costs	2,309	8,381
Operating loss carry-forwards	108,365	57,403

	150,746	73,809
Valuation allowance	(141,632)	(44,219)

	9,114	29,590
Future income tax liabilities
Property, plant and equipment	(1,290)	(27,465)
Deferred charges	(4,816)	(2,125)
Unrealized benefit of cross currency interest-rate swap	(3,008)	—

	(9,114)	(29,590)

	—	—

Management has recorded a valuation allowance for the net amount of future income tax assets.

The company has non-capital losses available to reduce taxable income in future years. These losses expire as follows:

$

Year ending September 30, 2002	11
2003	315
2004	522
2005	4,523
2006	7,764
2007	112,749
2008	219,089

344,973

The income tax provision for the year differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to loss before income taxes as follows:

	Year ended September 30,

	2001	2000	1999
	$	$	$

Statutory Canadian federal and provincial income tax rates	42.0%	45.6%	45.6%

Income tax recovery based on the statutory rates	(156,896)	(80,463)	(4,470)
Differences from statutory rates relating to:
Change in valuation allowance	97,413	38,163	4,470
Effect of reduction in tax rates on future income taxes	49,029	—	—
Large corporations tax	5,132	3,833	165
Non-deductible portion of net capital loss	7,609	—	—
Non-deductible amortization of goodwill	5,612	—	—
Other	(2,767)	—	—

	5,132	(38,467)	165

14. Financial instruments and risk management

Fair values of financial assets and liabilities

The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

As at September 30, 2001, using discounted cash flow analysis, the carrying value of obligations under capital lease approximates its fair value. As at September 30, 2001, based on current trading values, the fair value of the senior discount notes is approximately $205 million, vendor financing is $259 million and senior bank facility is $125 million.

Credit risk

Financial instruments that potentially subject the company to a concentration of credit risk consist of cash and cash equivalents, and accounts receivable. The company’s cash and cash equivalents are deposited with highly rated financial institutions to reduce the company’s exposure to credit risk. The company’s accounts receivable are derived from revenue earned from customers located in Canada. The company performs ongoing credit evaluations on its customers’ financial condition and, generally, requires no collateral from its customers. The company maintains an allowance for doubtful accounts receivable based upon expected collectibility of accounts receivable.

Interest rate and foreign currency risk

The company is exposed to foreign currency fluctuations on its U.S. dollar denominated trade payables and long-term debt to the extent that these liabilities exceed the U.S. dollar cash and cash equivalents. The following table summarizes the company’s exposure to interest-rate and foreign currency risk:

		Fixed rate within	Fixed rate	Fixed rate	Non-interest
	Floating rate	one year	1-5 years	6-10 years	bearing
	$	$	$	$	$
September 30, 2001
Financial assets
Cash and cash equivalents
Canadian dollars	252,257	—	—	—	—
U.S. dollars
(U.S.$61,490)	96,963	—	—	—	—
Accounts receivable
Canadian dollars	—	—	—	—	62,525
U.S. dollars
(U.S.$6,694)	—	—	—	—	10,560
Loans to officers	—	—	3,868	—	—
Financial liabilities
Accounts payable and
accrued liabilities
Canadian dollars	—	—	—	—	128,811
U.S. dollars
(U.S.$2,687)	—	—	—	—	4,329
Long-term debt
Canadian dollars	225,860	480	97,340	—	—
U.S. dollars
(U.S.$718,510)	308,314	—	—	825,136	—
September 30, 2000
Financial assets
Cash and cash equivalents
Canadian dollars	123,203	—	—	—	—
U.S. dollars
(U.S.$213,657)	320,847	—	—	—	—
Accounts receivable	—	—	—	—	49,952
Loans to officers	—	—	3,868	—	—
Financial liabilities
Accounts payable and
accrued liabilities
Canadian dollars	—	—	—	—	90,218
U.S. dollars
(U.S.$14,431)	—	—	—	—	21,177
Long-term debt
Canadian dollars	115,367	755	4,292	—	—
U.S. dollars
(U.S.$565,092)	170,201	—	—	679,698	—

Cross currency interest-rate swaps

The company has entered into cross currency interest-rate swaps with several financial institutions to convert all of the future U.S. dollar payments on the senior discount notes to Canadian dollars at a fixed average exchange rate of approximately $1.5584. The payments represent the semi-annual interest payments from August 1, 2005 to February 1, 2010 and the principal repayment on February 1, 2010. As a result of the cross currency interest-rate swaps, the average fixed interest rate of the senior discount notes has increased from 13.25% to approximately 13.58%. The company and the financial institutions each have the right to terminate the swaps on February 1, 2005. The fair value of cross currency interest-rate swaps as at September 30, 2001, is approximately $72 million.

In August and September 2001, the company monetized or unwound certain of its cross currency interest-rate swaps and received proceeds of $61 million.

15. Segmented information

The company is a Canadian national facilities-based provider of high-speed data, Internet, application and voice services comprising a single operating segment. Substantially all of the company’s assets are located in Canada and revenue is derived from telecommunications services provided in Canada. The company makes decisions and evaluates financial profitability measured as a single operating segment with revenues from the following services and products:

	Years ended September 30,

	2001	2000	1999

Data	159,639	62,681	2,648
Voice	39,390	10,068	12
Applications	4,618	502	45
Sale of dark fibre	5,476	—	—

	209,123	73,251	2,705

For the year ended September 30, 2001, one customer of the company accounted for approximately 15% of revenue and for the year ended September 30, 2000, another customer of the company accounted for approximately 15% of revenue. For the year ended September 30, 1999, three customers of the company accounted for approximately 48% of the company’s revenue (one customer accounted for 26%, a second customer accounted for 12% and third customer accounted for 10%).

16. Commitments and contingencies

Vendor financing agreement

The company has entered into a vendor financing agreement to purchase and license certain engineering and construction services together with digital switches and related network software and equipment from a supplier. The minimum future purchase commitment is U.S.$136 million through to 2003. If the company’s purchases are less than the commitment, an insignificant penalty will be incurred.

Letters of credit

As of September 30, 2001, the company has letters of credit in favour of network equipment suppliers in the amount of $3 million.

Operating leases

The company has entered into operating leases for its premises, certain equipment and for rights of way. Minimum lease payments for the next five years and thereafter are as follows:

$
Year ending September 30,
2002	27,708
2003	21,252
2004	19,484
2005	17,600
2006	14,305
Thereafter	84,956

The rent expense under operating leases for the following years was as follows:

	2001	2000	1999
	$	$	$
Operating lease expense	13,080	5,733	197

Legal proceeding

A press release issued by lawyers for some complainants states that a suit has been filed against the underwriters of the company’s initial public offering and the company. This class action suit is one of what the company understands to be over 900 similar suits filed against numerous investment dealers and over 210 issuers in the Federal District Court for the Southern District of New York. These so-called laddering suits allege that the underwriters acted improperly in the way in which they allocated stock to buyers in public offerings and colluded with these buyers in after-market activities.

The company has advised both its outside counsel and its insurers of this matter. The company believes it has strong defence to this lawsuit and intends to contest it. However, because this lawsuit is at an early stage, the company is unable to provide an evaluation of the ultimate outcome of the litigation.

17. Additional cash flow disclosures

	Year ended September 30,

	2001	2000	1999
	$	$	$
Interest paid	24,804	7,862	95
Income taxes paid	6,751	819	—

Non-cash transactions

Purchases of property, plant and equipment of $215 million for the year ended September 30, 2001(2000 — $159 million), and purchases of other assets of $7 million at September 30, 2001 (2000 — $6 million), were financed through long-term debt, notes payable and through accounts payable and accrued liabilities. In addition, the company issued $16 million in Class A voting and Class B non-voting shares in respect of businesses acquired during the year ended September 30, 2001 (2000 — $476 million)(note 3). Accordingly, these transactions are not reflected in the Statement of Cash Flows.

18. Related party transactions

In the ordinary course of business, the company recorded the following transactions with a minority shareholder at the exchanged amounts:

	2001	2000
	$	$
Transactions with a related party were as follows:
Revenue	16,490	11,000
Expenses	—	2,000

Amounts due from and to a related party are as follows:
Accounts receivable	2,323	11,000
Accounts payable	—	2,000

19. Prior year comparative amounts

Certain prior years’ comparative numbers have been reclassified to conform to the current year’s presentation.

20. Reconciliation to accounting principles generally accepted in the United States

The company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which, in the case of the company, conform in all material respects with GAAP in the United States of America (U.S. GAAP) except as outlined below:

(a) Net loss and shareholders’ equity

The following summary sets out the adjustments to the company’s loss for the year and shareholders’ equity which would be made to conform to U.S. GAAP:

	2001	2000	1999
	$	$	$
Loss for the year in accordance with Canadian GAAP	(378,693)	(137,986)	(9,967)
Impact of U.S. accounting principles
Amortization of purchase price adjustment (c)	(1,586)	(617)	—
Deferred charges	—	(15)	(301)
Stock based compensation (d)	(15,012)	(11,430)	(56)
Deferred foreign exchange (e)	(3,918)	(1,655)	(12)
Recovery of future income taxes (f)	5,318	11,055	—

Net loss for the year in accordance with U.S. GAAP	(393,891)	(140,648)	(10,336)

Other comprehensive income
Reversal of unrealized loss on sale of securities (f)	28,230	—	—
Unrealized gain (loss) on securities, net of tax reversal of $10,366 (2000 - provision of $10,366) (f)	(52,156)	23,926	—
Unrealized gain on derivative instruments, net of tax provision of $15,683 (h)	36,595	—	—

	12,669	23,926	—

Comprehensive loss in accordance with U.S. GAAP	(381,222)	(116,722)	(10,336)

Basic and fully diluted loss per share in accordance with U.S. GAAP	(3.02)	(1.86)	(0.58)

The reconciliation of the change in shareholders’ equity from Canadian to U.S. GAAP is as follows:

	2001	2000
	$	$
Shareholders’ equity in accordance with Canadian GAAP as at September 30	603,867	862,798
Purchase price adjustment, net of amortization of $2,203 (2000 - $617) (c)	15,450	17,035
Cumulative stock-based compensation expense (d)	(23,657)	(11,651)
Deferred stock-based compensation expense (d)	(16,991)	(34,266)
Net change in stock options (d)	40,648	45,917
Deferred foreign exchange (e)	(6,001)	(2,083)
Recovery of future income taxes (f)	16,372	11,055
Other comprehensive income (f)(h)	36,595	23,926

Shareholders’ equity in accordance with U.S GAAP as at September 30	666,283	912,731

(b) Consolidated balance sheets

The following table indicates the restated amounts for the items in the consolidated balance sheets of the company that would be affected had the financial statements been prepared in accordance with U.S. GAAP:

	2001	2000
	$	$
Property, plant and equipment (c)	1,422,495	957,957
Long-term investment (f)	—	77,530
Goodwill and other assets (c)	293,384	239,327
Share capital (c)	1,154,848	1,032,079
Additional paid-in capital	337	337
Deferred stock-based compensation expense (d)	(16,991)	(34,266)
Stock options outstanding (d)	40,648	45,917
Deficit	(549,154)	(155,263)
Other comprehensive income (f)	36,595	23,926

(c) Purchase price adjustment

For U.S. GAAP, the company has recorded the purchase price of the assets acquired from Moffat Communications (note 3(c)), based on the fair value of consideration agreed to on March 27, 2000, when the company entered into an asset purchase agreement. For Canadian GAAP, the fair value of the shares to be issued as partial consideration of the purchase price has been determined based on the average stock price on April 27, 2000, the date the transaction closed. The purchase consideration consisted of $68 million cash and the rights to acquire 1,667,000 Class B non-voting shares of the company. For U.S. GAAP purposes, details of assets and liabilities acquired at their fair value are as follows:

$
Assets acquired
Indefeasible right to use agreement
Property, plant and equipment for constructed fibres	91,748
Prepayment for fibres to be constructed	7,600
Videon Fiberlink acquisition
Property, plant and equipment	7,397
Non-compete agreement	2,360
Goodwill	12,594
Other current assets	784

122,483

Liabilities assumed
Future income taxes	689

(d) Stock-based compensation

For U.S. GAAP, the company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”. This method recognizes compensation cost as the amount by which the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period of the options. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders’ equity. For Canadian GAAP, stock-based compensation expense is not recorded in the financial statements of the company.

Had the company determined compensation costs based on fair value at the date of grant for its awards under a method prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation” the company’s loss and loss per share would be as follows:

	2001	2000	1999
	$	$	$
Loss in accordance with U.S. GAAP	(393,891)	(140,648)	(10,336)
Additional compensation expense	(11,656)	(2,106)	(174)

Pro forma net loss	(405,547)	(142,754)	(10,510)

Pro forma basic and fully diluted loss per share	(3.11)	(1.89)	(0.59)

The pro-forma compensation expense reflected above has been estimated using the Black Scholes option-pricing model. Assumptions used in the pricing model included: (i) risk free interest rate between 4.10% - 6.41%; (ii) expected volatility ranging between nil — 128%; (iii) expected dividend yield of nil; and (iv) an estimated average life ranging from 1 — 3 years.

(e) Deferred foreign exchange

U.S. GAAP requires immediate recognition in income of unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life whereas Canadian GAAP requires that these unrealized gains and losses be deferred and amortized over the remaining term of the long-term monetary items.

(f) Loss on securities

Under U.S. GAAP, portfolio investments which are considered to be “available for sale” securities are measured at market value, with the unrealized gains and losses included in comprehensive income/loss. Under Canadian GAAP, the company’s long-term investment is recorded at cost.

With the sale of investment in June 2001, the company realized a loss of $41 million under Canadian GAAP. Under U.S. GAAP, this transaction resulted in the reversal of net unrealized losses and tax provision previously recorded in other comprehensive income. The concept of comprehensive income/loss does not exist under Canadian GAAP.

(g) Details of depreciation and amortization expense

	2001	2000	1999
	$	$	$
Depreciation and amortization expense for the year consists of:
Property, plant and equipment	84,076	30,510	839
Goodwill, non-compete agreements and licence rights	13,818	8,417	—
Deferred charges	11,918	4,128	14

	109,812	43,055	853

(h) Unrealized gain on derivative instruments

In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement establishes methods of accounting for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. The statement requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

The company adopted SFAS No. 133 effective October 1, 2000 and designated certain derivative instruments as cash flow hedges. Under U.S. GAAP, the company records these derivative instruments at market value, with the unrealized gains and losses included in other comprehensive income. Under Canadian GAAP, the company records unrealized gains or losses on these derivative instruments in the statement of operations in the same period, and in an equivalent amount, as the corresponding unrealized foreign currency exchange gains and losses on the long-term debt that has been hedged. A corresponding asset or liability is recorded in the balance sheet for the amount of the derivative instrument that has been recognized.

(i)	Other recent accounting pronouncements

(i) Accounting for asset retirement obligations

In July 2001 the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” The statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the legal or contractual removal obligation is incurred. The statement is effective for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The company does not believe that the adoption of SFAS No. 143 will have a material effect on its results of operations and financial position.

(ii) Accounting for the impairment or disposal of long-lived assets

SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” was issued in October 2001. The statement supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of,” and applies to recognized long-lived assets of an entity to be held and used or to be disposed of, including capital leases of lessees, long-lived assets of lessors subject to operating leases and long-term prepaid assets. The standard requires that an impairment loss should be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value for assets in use. Long-lived assets classified as held for sale should be measured at the lower of their carrying amount or fair value less cost to sell. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The company does not believe that the adoption of SFAS No. 144 will have a material effect on its results of operations and financial position.

ITEM 19:          EXHIBITS

EXHIBIT INDEX
Exhibit		Page
Number	Description	Number

*3.1	Articles of Incorporation of GT Group Telecom Inc.
*3.2	By-laws of GT Group Telecom Inc.
***2.1	Credit Agreement, as amended and restated, dated February 3,
2000, as amended and restated as of September 29, 2000 with Lucent
Technologies Canada Inc.
***2.2	Senior Credit Facility dated February 3, 2000, as amended
and restated as of September 29, 2000 among GT Group Telecom Inc.,
CIBC World Markets Inc., Goldman Sachs Credit
Partners, Royal Bank of Canada and Toronto Dominion Bank
*2.3	Exchange and Registration Rights Agreement dated February 1,
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
GT Group Telecom Inc. and Goldman, Sachs & Co., CIBC World
Markets Corp., Credit Suisse First Boston Corporation, RBC
Dominion Securities Corporation, Scotia Capital (USA) Inc.
and TD Securities (USA) Inc.
*2.9	Warrant Agreement dated February 1, 2000 between GT Group
Telecom Inc. and The Chase Manhattan Bank
*2.10	Amended and restated shareholders agreement entered into by
shareholders on February 16, 2000,
****2.11	Amendment Agreement dated November 14, 2001 among GT Group
Telecom Services Corp., GT Group Telecom Inc., GT Group Telecom
Services (USA) Corp., Lucent Technologies Inc., and such other lenders as named therein
****2.12	Amendment Agreement dated November 14, 2001 among
GT Group Telecom Inc., CIBC World Markets Inc.,
Goldman Sachs Credit Partners, Royal Bank of Canada
and Toronto Dominion Bank
*****2.13	Corporate governance and standstill agreement made as of August 31,
2001, among Shaw Communications Inc., funds related to the Goldman
Sachs Group, Inc., and CIBC Capital Partners
*4.1	Asset Purchase and Subscription Agreement dated December 22,
1999 among Shaw Communications Inc., Shaw FiberLink Ltd., GT
Group Telecom Inc. and GT Group Telecom Services Corp.
*4.2	Indefeasible Right of Use Agreement dated February 16, 2000
between Shaw FiberLink Ltd. and GT Group Telecom Inc.
*4.3	Non-competition Agreement in favour of Group Telecom dated
February 16, 2000 among Shaw Communications Inc., Shaw
FiberLink Ltd. and GT Group Telecom Inc.
*4.4	Non-competition Agreement in favour of Shaw dated February

EXHIBIT INDEX
Exhibit		Page
Number	Description	Number

16, 2000 among Shaw Communications Inc., Shaw FiberLink Ltd.
and GT Group Telecom Inc.
*4.5	Transitional Services Agreement dated February 16, 2000
among Shaw Communications Inc., Shaw FiberLink Ltd., GT
Group Telecom Inc. and GT Group Telecom Services Corp.
*4.6	Performance Assurance Agreement dated February 16, 2000
among Shaw Communications Inc., GT Group Telecom Inc. and GT
Group Telecom Services Corp.
†**4.7	Fiber Sale Agreement dated May 24, 2000 among Worldwide
Fiber (F.O.T.S.) Ltd., Worldwide Fiber (F.O.T.S.) No. 3,
Ltd., WFI-CN Fibre Inc. and GT Group Telecom Services Corp.
†**4.8	Capacity Lease Agreement dated May 24, 2000 by and between
Worldwide Fiber Network Services Ltd. and Worldwide Fiber
Network Services, Inc. and GT Group Telecom Services Corp.
and GT Group Telecom Services (USA) Corp.
†**4.9	IRU Agreement dated May 24, 2000 by and between Worldwide
Fiber Network Services, Inc. and GT Group Telecom Services
(USA) Corp.
**8.1	Subsidiaries of GT Group Telecom Inc.

*	Incorporated by reference to the Registrant’s Registration Statement of Form F-1 (File No. 333-11506)

**	Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (File No. 333-38058).

***	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-45378).

****	Incorporated by reference to the Registrant’s Form 6-K Report filed on November 14, 2001

*****	Incorporated by reference to the Registrant’s Form 6-K Report filed on September 25, 2001

†	Confidential material has been omitted and filed separately with the Securities and Exchange Commission.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 18, 2002	Name: Title:	GT GROUP TELECOM INC. /s/ STEPHEN H. SHOEMAKER Stephen H. Shoemaker Chief Financial Officer